As filed with the Securities and Exchange Commission on March 3, 2006
Registration No. 333-131867

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WESTERN ALLIANCE BANCORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	6022	88-0365922
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, Nevada 89102
Telephone: (702) 248-4200
(Name, address and telephone of principal executive offices)

Robert Sarver
President, Chief Executive Officer
2700 West Sahara Avenue
Las Vegas, Nevada 89102
Telephone: (702) 248-4200
(Name, address, including zip code and telephone number, including area code, of agent for service)

with copies to:

Stuart G. Stein, Esq. R. Daniel Keating, Esq. Hogan & Hartson L.L.P. 555 13th Street, N.W. Washington, DC 20004 Telephone: (202) 637-8575 Facsimile: (202) 637-5910	Kenneth J. Baronsky, Esq. Milbank Tweed Hadley & McCloy LLP 601 S. Figueroa Street, 30th Floor Los Angeles, CA 90017 Telephone: (213) 892-4333 Facsimile: (213) 892-4733
      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the consummation of the transaction described herein have been satisfied or waived.
      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Western Alliance Bancorporation 2700 West Sahara Avenue Las Vegas, Nevada 89102 Telephone: (702) 248-4200	Intermountain First Bancorp 777 N. Rainbow Boulevard Las Vegas, Nevada 89107 Telephone: (702) 310-4000

PROSPECTUS	PROXY STATEMENT
      The Boards of Directors of Western Alliance Bancorporation (“Western Alliance”) and Intermountain First Bancorp (“Intermountain”) have approved an agreement and plan of merger, pursuant to which Intermountain will merge with and into Western Alliance, with Western Alliance surviving (referred to herein as the “merger”).
      If the merger takes place, you may elect to receive either 2.44 shares of Western Alliance common stock or $71.30 in cash, or some combination thereof, for each share of Intermountain common stock you own, unless you exercise your dissenter’s rights. Each outstanding Intermountain stock option will be converted into an option to purchase 2.44 shares of Western Alliance common stock. You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement which are intended to ensure that at least 60% of the outstanding shares of Intermountain common stock on a fully diluted basis will be converted into shares of Western Alliance common stock. Therefore, your ability to receive all cash may depend on the elections of other Intermountain shareholders.
      We expect that the merger will generally be tax-free with respect to any Western Alliance common stock that you receive and will generally be taxable with respect to any cash that you receive. Western Alliance’s common stock is traded on the New York Stock Exchange under the symbol “WAL”.
      This is a prospectus of Western Alliance relating to its offering of up to 3,764,120 shares of Western Alliance common stock to Intermountain shareholders in the proposed merger and a proxy statement of Intermountain. This document contains important information about Western Alliance, Intermountain, the merger and the conditions that must be satisfied before the merger can occur. Please give all the information your careful attention.
Important Message for Holders of Intermountain Voting Common Stock
      Your vote is very important. The merger agreement and the merger must be approved by the holders of at least a majority of the outstanding shares of Intermountain’s common stock entitled to vote. To vote your shares, you may use the enclosed proxy card or attend the special shareholders meeting we will hold to allow you to consider and vote on the merger. To approve the merger agreement, you must vote for the proposal by following the instructions on the enclosed proxy card. If you do not vote at all, that will, in effect, count as a vote against the proposal. We urge you to vote FOR this proposal.
William Bullard
Vice President
Intermountain First Bancorp

      Western Alliance’s common stock has not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, or the Federal Deposit Insurance Corporation, nor have any of these institutions passed upon the accuracy or adequacy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense. The shares of Western Alliance common stock are not savings deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
       Please see “Risk Factors” beginning on page 7 for a discussion of risks associated with the merger and in owning Western Alliance stock.

The date of this proxy statement/ prospectus is March 3, 2006 and is first being mailed to shareholders on March 7, 2006

      THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT WESTERN ALLIANCE THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO DALE GIBBONS, WESTERN ALLIANCE BANCORPORATION, 2700 WEST SAHARA AVENUE, LAS VEGAS, NV 89102, TELEPHONE: (702) 248-4200, OR WILLIAM BULLARD, INTERMOUNTAIN FIRST BANCORP, 777 N. RAINBOW BOULEVARD, LAS VEGAS, NEVADA 89107, TELEPHONE: (702) 310-4000, IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN MARCH 23, 2006

INTERMOUNTAIN FIRST BANCORP
777 N. Rainbow Boulevard
Las Vegas, Nevada 89107

NOTICE OF SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON
March 28, 2006

      A special meeting of shareholders of Intermountain First Bancorp (“Intermountain”) will be held at 10:00 a.m. local time on March 28, 2006, at its principal executive offices at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107, for the following purposes:

1. To adopt and approve an agreement and plan of merger, pursuant to which Intermountain will merge with and into Western Alliance Bancorporation (“Western Alliance”) with Western Alliance surviving (referred to herein as the “merger”).

2. To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.
      You are entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof only if you were a holder of record of Intermountain’s voting common stock at the close of business on March 3, 2006.
      Intermountain’s Board of Directors has determined that the merger is advisable and is fair to and in the best interest of Intermountain’s shareholders, has approved the merger agreement and the merger, and recommends that the holders of Intermountain’s voting common stock vote to approve the merger agreement and the merger.
      The affirmative vote of a majority of the shares of Intermountain’s voting common stock outstanding on March 3, 2006 is required to approve the merger agreement and the merger. The required vote of Intermountain’s shareholders is based on the total number of shares of Intermountain’s voting common stock outstanding and not on the number of shares which are actually voted. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST the merger agreement and the merger.
      If you hold Intermountain common stock on the record date, you are entitled to dissent from the merger under Sections 92.A-300 through 92.A-500 of the Nevada Revised Statutes (“NRS”). A copy of these sections is attached to the proxy statement/ prospectus at Appendix B.
      It is very important all shares of Intermountain voting common stock be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of Intermountain at the address set forth above, by subsequently filing another proxy or by attending the special meeting and voting in person.

By order of the Board of Directors

William Bullard
Vice President
Las Vegas, Nevada
March 3, 2006
      If you hold Intermountain voting common stock, your vote is important. Please complete, sign, date and return your proxy card.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are Western Alliance and Intermountain proposing the transaction?

A:	Western Alliance and Intermountain have a shared commitment to play integral roles in the growth and expansion of Nevada’s banking industry. The proposed merger provides an opportunity for Western Alliance to substantially expand its presence in the Las Vegas and Henderson markets, and extend its operations into Reno. Intermountain believes that the proposed merger will enable Intermountain to align with a partner who will enhance the banking services available to its customers without sacrificing the personal attention and dedication that Intermountain has always offered.

Q:	What will I receive in the merger?

A:	If the merger agreement is approved and the merger is subsequently completed, you may elect to receive either 2.44 shares of Western Alliance common stock or $71.30 in cash, or some combination thereof, for each share of Intermountain common stock you own, unless you exercise your dissenter’s rights. You will have the opportunity to elect the form of consideration to be received for your shares, subject to allocation procedures set forth in the merger agreement which are intended to ensure that at least 60% of the outstanding shares of Intermountain common stock will be converted into shares of Western Alliance common stock. Therefore, your ability to receive all cash will depend on the elections of other Intermountain shareholders. Western Alliance will pay cash instead of issuing fractional shares.

Q:	How do I make an election?

A:	Each Intermountain shareholder will receive an election form, which you should complete and return, along with your Intermountain stock certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m., New York City time, on March 27, 2006, the date prior to the date of the special meeting (the “election deadline”). A copy of the election form is being mailed under separate cover on or about the date of this proxy statement/ prospectus. If you do not send in the election form with your stock certificates by the deadline, you will be deemed not to have made an election and you may be paid in cash, Western Alliance common stock or a combination of cash and stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Intermountain shareholders. See “The Merger — Election Procedures; Surrender of Stock Certificates”.

Q:	Can I change my election?

A:	You may change your election at any time prior to the election deadline by submitting to American Stock Transfer & Trust Company written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting written notice to American Stock Transfer & Trust Company prior to the election deadline or by withdrawing your stock certificates prior to the election deadline. Shareholders will not be entitled to change or revoke their elections following the election deadline.

Q:	Will I receive any dividends?

A:	Before the merger takes place, Intermountain has agreed not to pay any dividends to its shareholders. After the merger, any dividends will be based on what Western Alliance pays. Western Alliance has not paid dividends in the past and does not presently intend to pay dividends.

Q:	How many votes are needed to approve the merger?

A:	A majority of the outstanding shares of Intermountain’s common stock entitled to vote must vote in favor of the merger agreement in order for it to be adopted and for the merger to be approved. Accordingly, the failure of any holder of Intermountain voting common stock to vote on this proposal will have the same effect as a vote against the proposal. Each of the executive officers and directors as well as certain other shareholders of Intermountain individually have entered into an agreement with Western Alliance to vote their shares of Intermountain voting common stock in favor of the merger agreement and against any competing proposal. These shareholders held approximately 67.8% of Intermountain’s outstanding voting common stock as of December 31, 2005.

Q:	What do I need to do now?

A:	You should first carefully read this proxy statement/ prospectus.

If you hold shares of Intermountain voting common stock:

• After you have decided how to vote your shares, please indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted FOR approval of the merger agreement and the merger. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting AGAINST the merger agreement and the merger.

• You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions in the section “Revocability of Proxies”.

Whether you hold shares of Intermountain voting or nonvoting common stock:

• You should complete and return the election form, together with your stock certificate(s), to American Stock Transfer & Trust Company according to the instructions printed on the form. Do not send your Intermountain stock certificates and/or your election form with your proxy card.

Q:	Who can vote?

A:	Intermountain has four series of common stock, two of which are non-voting. Therefore, if you hold non-voting common stock or Series A non-voting common stock, you are not entitled to vote at the Intermountain special meeting. If you hold voting common stock or Series A voting common stock (together, “Intermountain voting common stock”), you are entitled to vote at the Intermountain special meeting if you owned such stock at the close of business on March 3, 2006. You will have one vote for each share of Intermountain voting common stock that you owned at that time.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of Intermountain at 777 N. Rainbow Boulevard in Las Vegas, Nevada 89107, stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting.

Q:	When will the merger close?

A:	The merger is expected to close as soon as possible after the receipt of Intermountain shareholder and regulatory approvals, which is expected in the second quarter of 2006. However, we cannot assure you when or if the merger will occur.

Q:	What do I do with my stock certificates?

A:	You should send your Intermountain common stock certificates to the exchange agent, American Stock Transfer & Trust Company, with your completed, signed election form prior to the election deadline. If you do not send in the election form with your stock certificates by the election deadline, you will be deemed not to have made an election and you may receive cash, Western Alliance common stock or a mixture of cash and stock, for each share of your Intermountain common stock in the merger. Please DO NOT send your stock certificates with your proxy card.

Q:	What needs to be done to complete the merger?

A:	Completion of the merger depends on a number of conditions being met. In addition to compliance with the merger agreement, these include:

1. Approval of the merger agreement and merger by Intermountain shareholders.

2. Approval of the merger by federal and state regulatory authorities.

v

3. Approval by the New York Stock Exchange of listing of Western Alliance’s common stock to be issued in the merger.

4. The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

5. Receipt by Intermountain of a satisfactory legal opinion regarding certain tax matters.

When the law permits, Western Alliance or Intermountain could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Q:	Who can I call with questions or to obtain copies of this proxy statement/ prospectus and other documents?

A:	William Bullard, Vice President of Intermountain, at (702) 310-4000.

A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/ prospectus will be provided to you promptly without charge if you call or write to Dale Gibbons, Chief Financial Officer, Western Alliance Bancorporation, 2700 West Sahara Avenue, Las Vegas, Nevada 89102, Telephone: 702-248-4200. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of Western Alliance’s common stock to be issued in the merger. See “Where You Can Find More Information.”

SUMMARY
      The following is a summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in this document to fully understand the merger. See “Where You Can Find More Information” on page 138. Each item in this summary refers to the page where that subject is discussed in more detail.
General
      Western Alliance and Intermountain have entered into an agreement and plan of merger. Under the agreement, Intermountain will merge with and into Western Alliance, with Western Alliance surviving (referred to herein as the “merger”). Following the merger, Nevada First Bank, a Nevada-chartered bank and a wholly owned subsidiary of Intermountain, will merge with and into BankWest of Nevada, a Nevada-chartered bank and a wholly owned subsidiary of Western Alliance, with BankWest of Nevada being the surviving bank; this transaction is referred to as the “bank merger”. Western Alliance may decide, at its discretion, to delay the bank merger indefinitely.
The Companies Involved in the Merger (page 106)
      Western Alliance Bancorporation is a Nevada corporation and is the parent company of BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank, Miller/ Russell & Associates, and Premier Trust. Western Alliance is headquartered in Las Vegas, Nevada with its principal executive office at 2700 West Sahara Avenue, Las Vegas, Nevada 89102, Tel: (702) 248-4200. Western Alliance provides a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through subsidiary banks and financial services companies located in Nevada, Arizona and California. On a consolidated basis, as of September 30, 2005, Western Alliance had approximately $2.7 billion in assets, $1.6 billion in total loans, $2.3 billion in deposits and $238.3 million in stockholders’ equity. For a description of the business of Western Alliance, please see “Information about Western Alliance”.
      Intermountain First Bancorp is a Nevada corporation. Intermountain is headquartered in Las Vegas, Nevada with its principal executive office at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107, Tel: (702) 310-4000. Intermountain is the parent company of Nevada First Bank, a Nevada-chartered bank. Nevada First provides a full range of traditional banking services, with special emphasis on serving the banking needs of the greater Las Vegas, Nevada area’s business community. On a consolidated basis, as of December 31, 2005, Intermountain had approximately $459.4 million in assets, $374.2 million in total loans, $395.5 million in deposits and $31.7 million in stockholders’ equity. For a description of the business of Intermountain, please see “Information about Intermountain”.
Merger Consideration (page 110)
      If the merger takes place, you may elect to receive either 2.44 shares of Western Alliance common stock or $71.30 in cash, or some combination thereof, for each share of Intermountain common stock you own, unless you exercise your dissenter’s rights. Each outstanding Intermountain stock option will be converted into an option to purchase 2.44 shares of Western Alliance common stock. You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement which are intended to ensure that at least 60% of the outstanding shares of Intermountain common stock will be converted into shares of Western Alliance common stock.
Intermountain Shareholders Election of Cash or Stock Consideration (page 111)
      If you own Intermountain common stock, you will soon receive under separate cover an election form that you may use to indicate whether your preference is to receive cash or shares of new Western Alliance common stock. The election deadline will be 5:00 p.m., New York time, on March 27, 2006, the day prior to the date of the special meeting (the “election deadline”). To make an election, a holder of Intermountain common stock must submit a properly completed election form and return it, together with all stock certificates, so that the form and certificates are actually received by the exchange agent at or before the election deadline in accordance with the instructions on the election form. Intermountain shareholders will be unable to sell their Intermountain stock from the time when the election is made until the merger is completed.
Non-Electing Shares (page 112)
      Intermountain shareholders who make no election to receive cash or Western Alliance common stock in the merger, and Intermountain shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election may be paid in cash, Western Alliance common stock or a mix of cash and shares of Western Alliance common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Intermountain stockholders.
Material Federal Income Tax Consequences (page 125)
      Those Intermountain shareholders who receive both Western Alliance common stock and cash for their Intermountain common stock will generally recognize gain equal to the lesser of (1) the amount of cash received and (2) the excess of the “amount realized” in the transaction (i.e., the fair market value of the Western Alliance common stock at the effective time of the merger plus the amount of cash received), over their tax basis in their Intermountain common stock. We expect the transaction to be tax-free to holders of Intermountain common stock for United States federal income tax purposes to the extent that they receive solely shares of Western Alliance common stock pursuant to the merger. Those holders receiving solely cash for their Intermountain common stock will generally recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of Intermountain common stock. Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you, for example, if you:

•	are a tax-exempt organization;

•	are a mutual fund;

•	are a dealer in securities or foreign currencies;

•	are a bank or other financial institution;

•	are an insurance company;

•	are a non-United States person;

•	are subject to the alternative minimum tax;

•	are a trader in securities who elects to apply a mark-to-market method of accounting;

•	acquired your shares of Intermountain’s common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan;

•	hold shares of Intermountain’s common stock as part of a straddle, hedge, constructive sale or conversion transaction; or

•	do not hold shares of Intermountain’s common stock as capital assets.

Tax matters are very complicated. You should consult your tax advisor for a full explanation of the tax consequences of the merger to you.
Intermountain Board of Directors Recommends Approval (page 107)
      The Intermountain Board of Directors unanimously approved the merger agreement and the merger and unanimously recommends that all holders of Intermountain voting common stock vote FOR approval of these matters.

Dissenters’ Appraisal Rights in the Merger (page 121)
      Under Nevada law, you are entitled to dissenters’ rights of appraisal in connection with the merger. If you want to assert your appraisal rights, you must follow carefully the procedures described at Appendix B, and summarized beginning on page 121 of this document.
Differences in the Rights of Shareholders (page 135)
      The rights of Intermountain shareholders who continue as Western Alliance shareholders after the merger will be governed by the articles of incorporation and bylaws of Western Alliance rather than the articles of incorporation and bylaws of Intermountain. These rights will continue to be governed by the laws of Nevada, as the state of both Western Alliance’s and Intermountain’s incorporation.
Intermountain’s Officers and Directors Have Interests in the Merger Which May Be Different From Yours (page 123)
      At the close of business on December 31, 2005, excluding all options to purchase Intermountain common stock, Intermountain’s directors and executive officers and their affiliates owned a total of 860,587 shares of Intermountain’s common stock, which was approximately 66% of the total number of shares of Intermountain’s common stock that were outstanding on that date. Each of Intermountain’s directors, executive officers and certain of its stockholders, representing approximately 67.8% of Intermountain’s common stock, has agreed to vote his or her shares in favor of the merger agreement and merger.
      Additionally, some of Intermountain’s directors and executive officers may have interests in the merger as directors and employees that may be different from yours as an Intermountain shareholder. These interests include rights of executive officers under change of control and severance agreements with Intermountain, rights under stock-based benefit programs and awards of Intermountain, and rights to continued indemnification and insurance coverage by Western Alliance after the merger for acts or omissions occurring before the merger. Following the completion of the merger, the board of directors of Western Alliance will appoint to its board of directors a representative of Intermountain who shall have been, immediately prior to the effective time, either a member of Intermountain’s board of directors or a holder of at least 5% of the capital stock of Intermountain. Also, following the bank merger, BankWest of Nevada will invite all of the members of Nevada First’s board of directors to join the board of directors of BankWest of Nevada. The Intermountain board of directors was aware of these interests and considered them in approving the merger agreement and the merger.
Regulatory Approvals We Must Obtain to Complete the Merger (page 112)
      For the merger to take place, we need to receive the regulatory approvals of the Board of Governors of the Federal Reserve System, the Nevada Financial Institutions Division and the Federal Deposit Insurance Corporation. We have filed applications with these regulators.
      As of the date of this document, we have not yet received the required approvals. We cannot be certain when or if we will obtain them.
Termination of the Merger Agreement (page 119)
      The merger agreement specifies a number of situations when Western Alliance and Intermountain may terminate the merger agreement. For example, the merger agreement may be terminated at any time prior to the effective time by our mutual consent and by either of us under specified circumstances, including if the merger is not consummated by July 31, 2006, if we do not receive the necessary shareholder or regulatory approvals or if the other party breaches its agreements.

Information About the Special Meeting (page 16)
      A special meeting of Intermountain shareholders will be held at 10:00 a.m. local time on March 28, 2006, at its principal executive offices at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107 for the following purposes:

•	to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	to address any other matters that properly come before the special meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the special meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.
Share Information and Market Prices (page 137)
      Western Alliance’s common stock is traded on the New York Stock Exchange under the trading symbol “WAL”. The table below presents the per share closing prices of Western Alliance’s common stock as of December 29, 2005, the last trading date before execution of the merger agreement and March 1, 2006, the last practicable day before the date of this proxy statement/ prospectus. The table also shows the implied value per share of Intermountain common stock which is calculated by valuing the Western Alliance common stock at the relevant date below per share and multiplying this value by the exchange ratio of 2.44. For more information about the exchange ratio, see “The Merger — Merger Consideration,” and for more information about the stock prices and dividends of Western Alliance and Intermountain, see “Market Prices and Dividends.”

	Last Reported Sale Price of
	Western Alliance’s	Implied Value
Date	Common Stock	per Share

December 29, 2005	$29.40	$71.74
March 1, 2006	$36.01	$87.86
      The market price of Western Alliance’s common stock will fluctuate between the date of this proxy statement/ prospectus and the date on which the merger takes place. Intermountain’s shareholders are advised to obtain current market quotations for Western Alliance’s common stock. The total dollar value of the Western Alliance common stock that an Intermountain stockholder will be entitled to receive as a result of the merger may be significantly higher or lower than its current value. No assurance can be given as to the market price of Western Alliance’s common stock at the time of the merger.

Comparative Unaudited Per Share Data
      The following table shows information, at and for the period indicated, about Western Alliance’s and Intermountain’s historical book value per share, tangible book value per share and earnings per share. The table also contains pro forma information that reflects the merger of Western Alliance and Intermountain using the purchase method of accounting. The unaudited pro forma equivalent information was obtained by multiplying the combined company pro forma information by the exchange ratio for each share of Intermountain common stock, which is 2.44. The combined company and pro forma equivalent information has been provided assuming that, on an aggregate basis, the Intermountain stockholders elect to receive Western Alliance common stock in the merger with respect to 60% and 100% of the Intermountain shares they hold. Neither Western Alliance nor Intermountain has ever paid a cash dividend on its common stock and neither company anticipates paying any cash dividends in the foreseeable future.
      You should read the information in the following table in conjunction with Western Alliance’s consolidated financial statements and related notes for the years ended December 31, 2002 through 2004 and for the nine months ended September 30, 2005 and 2004 that are included in this joint proxy statement/ prospectus and from which this information is derived. You should not rely on the pro forma information as being indicative of the results that Western Alliance will achieve in the transaction. See also “Where You Can Find More Information” on page 138.

At
December 31,
2005

Book value per share:
Western Alliance historical	$10.71
Intermountain historical	21.32
Combined — 60% stock election	12.35
Combined — 100% stock election	13.30
Intermountain pro forma equivalent — 60% stock election	30.15
Intermountain pro forma equivalent — 100% stock election	32.45

Tangible book value per share:
Western Alliance historical	$10.48
Intermountain historical	21.32
Combined — 60% stock election	9.06
Combined — 100% stock election	10.19
Intermountain pro forma equivalent— 60% stock election	22.10
Intermountain pro forma equivalent— 100% stock election	24.86

Year ended
December 31,
2005

Basic earnings per share:
Western Alliance historical	$1.36
Intermountain historical	3.30
Combined — 60% stock election	1.37
Combined — 100% stock election	1.32
Intermountain pro forma equivalent — 60% stock election	3.34
Intermountain pro forma equivalent — 100% stock election	3.21

Diluted earnings per share:
Western Alliance historical	$1.24
Intermountain historical	3.18
Combined — 60% stock election	1.25
Combined — 100% stock election	1.20
Intermountain pro forma equivalent — 60% stock election	3.05
Intermountain pro forma equivalent — 100% stock election	2.94

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
      Some of the statements contained in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this proxy statement/ prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology.
      The forward-looking statements contained in this proxy statement/ prospectus reflect our current views about future events and financial performance and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from historical results and those expressed in any forward-looking statement, including those risks discussed under the heading “Risk Factors” in this proxy statement/ prospectus. Some factors that could cause actual results to differ materially from historical or expected results include:

•	changes in general economic conditions, either nationally or locally in the areas in which we conduct or will conduct our business;

•	inflation, interest rate, market and monetary fluctuations;

•	the inability to obtain the regulatory approvals for the merger on acceptable terms, on the anticipated schedule or at all;

•	lower revenues following the merger than we expect;

•	changes in gaming or tourism in our primary market area;

•	risks associated with our growth and expansion strategy and related costs;

•	increased lending risks associated with our high concentration of commercial real estate, construction and land development and commercial, industrial loans;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	management’s estimates and projections of interest rates and interest rate policy;

•	the execution of our business plan; and

•	other factors affecting the financial services industry generally or the banking industry in particular.
      For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, see “Risk Factors”. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this proxy statement/ prospectus to reflect new information, future events or otherwise, except as may be required by the securities laws.

RISK FACTORS
      In addition to the other information included in this proxy statement/ prospectus (including the matters addressed in “Cautionary Note Concerning Forward-Looking Statements”), you should carefully consider the matters described below in determining whether to approve the merger agreement and whether to make a cash or stock election. Any of these risks could have an adverse effect on Western Alliance’s business, financial condition, results of operations or prospects, which could in turn affect the price of its shares.
Risks Related to the Merger
The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.
      The benefits and synergies expected to result from the proposed transaction will depend in part on whether the operations of Intermountain can be integrated in a timely and efficient manner with those of Western Alliance. Western Alliance will face challenges in consolidating its functions with those of Intermountain, and integrating the organizations, procedures and operations of the two businesses. The integration of Western Alliance and Intermountain will be complex and time-consuming, and the management of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Western Alliance and Intermountain could result in the failure to achieve some of the anticipated benefits from the transaction, including cost savings and other operating efficiencies, and could have an adverse effect on the business, results of operations, financial condition or prospects of Western Alliance after the transaction.
The price of Western Alliance common stock will fluctuate before and after the merger, which could increase or decrease the value of the merger consideration received by Intermountain shareholders receiving Western Alliance common stock.
      On December 29, 2005, the day before the merger agreement was executed, the closing price of a share of Western Alliance common stock was $29.40. On March 1, 2006, the most recent practicable date before the mailing of this proxy statement/ prospectus, the closing price was $36.01. Based on these closing prices and the 2.44 exchange ratio, the implied value of the merger consideration consisting of Western Alliance common stock was $71.74 on December 29, 2005 and $87.86 on March 1, 2006. The price of Western Alliance common stock may increase or decrease before and after completion of the merger. Therefore, the market value of Western Alliance common stock received by an Intermountain shareholder in connection with the merger could be lower than the market value of Western Alliance stock on December 29, 2005, March 1, 2006 or the closing date of the merger, and the market value of the stock consideration could be less than the $71.30 cash consideration received by shareholders receiving the cash consideration. The market value of Western Alliance common stock received by an Intermountain shareholder in connection with the merger could also be higher than those trading prices, and shareholders receiving the cash consideration could receive cash worth less than the market value of the stock consideration. The market price of Western Alliance stock fluctuates based upon general market economic conditions, Western Alliance’s business and prospects and other factors.
Shareholders may receive a form of consideration different from what they elect.
      While each Intermountain shareholder may elect to receive cash or Western Alliance common stock in the merger, at least 60% of the Intermountain common stock outstanding at the completion of the merger will be converted into Western Alliance common stock. Therefore, if Intermountain shareholders elect more cash than is available under the merger agreement, their elections will be prorated to permit at least 60% of the Intermountain common stock outstanding at the completion of the merger to be converted into Western Alliance common stock. As a result, if a cash election proves to be more popular among Intermountain shareholders, and you choose the cash election, you might receive a portion of your consideration in the form of stock.
If you tender shares of Intermountain common stock to make an election, you will not be able to transfer those shares until after the merger, unless you revoke your election prior to the election deadline.
      To make a cash or stock election, you must deliver your stock certificate(s) to the exchange agent. The deadline for doing this is 5:00 p.m. New York City time, on March 27, 2006, the day before the special meeting of shareholders. You will not be able to sell any shares of Intermountain common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Intermountain common stock for any reason until you receive cash or Western Alliance common stock, or both, in the merger. During the period between delivery of your shares and the closing of the merger, the trading price of Western Alliance common stock may decrease.
      The date that you will receive your merger consideration depends on the completion date of the merger, which is expected to occur in the second quarter of 2006. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.
The merger agreement limits Intermountain’s ability to pursue alternatives to the merger.
      The merger agreement contains terms and conditions that make it more difficult for Intermountain to sell its business to a party other than Western Alliance. These “no shop” provisions impose restrictions on Intermountain that, subject to certain exceptions, limit Intermountain’s ability to discuss or facilitate competing third-party proposals to acquire all or a significant part of Intermountain.
      In addition, the board of directors of Intermountain has agreed that it will not, directly or indirectly, facilitate or recommend a competing acquisition proposal, subject to limited exceptions. While the board of directors could take such actions if it determined that the failure to do so would violate its fiduciary duties, doing so would entitle Western Alliance to terminate the merger agreement and may entitle it to receive a termination fee. Intermountain will also be required to pay the termination fee if a competing acquisition proposal has been made known to Intermountain or its shareholders and the merger agreement is subsequently terminated for a variety of reasons (including because Intermountain shareholders fail to approve the merger or because Intermountain willfully breaches the merger agreement), and Intermountain completes, or enters into an agreement for, an alternative acquisition transaction during the 12 months after the termination of the merger agreement.
      Western Alliance required Intermountain to agree to these provisions as a condition to Western Alliance’s willingness to enter into the merger agreement. However, these provisions might discourage a third party that might have an interest in acquiring all or a significant part of Intermountain from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire Intermountain than it might otherwise have proposed to pay.
Intermountain’s executive officers and directors have interests in the merger that are different from your interest as an Intermountain shareholder.
      Intermountain executive officers negotiated the merger agreement with Western Alliance, and the board of directors approved the agreement and is recommending that Intermountain shareholders who are entitled to vote, vote for the agreement. In considering these facts and the other information contained in this proxy statement/ prospectus, you should be aware that Intermountain’s executive officers and directors have interests in the merger in addition to the interests that they share with you as an Intermountain shareholder. As described in detail under the heading “Interests of Intermountain Directors and Executive Officers in the Merger That are Different Than Yours,” there are substantial interests to be conveyed to each director and executive officer of Intermountain as a result of the accelerated vesting or additional issuance of stock options, as well as other considerations. Following the completion of the merger, the board of directors of Western

Alliance will appoint to its board of directors a representative of Intermountain who shall have been, immediately prior to the effective time, either a member of Intermountain’s board of directors or a holder of at least 5% of the capital stock of Intermountain. Also, following the bank merger, BankWest of Nevada will invite all of the members of Nevada First’s board of directors to join the board of directors of BankWest of Nevada.
Risk Factors Related to an Investment in Western Alliance
Our current primary market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could hurt our business and our prospects.
      Our business is currently concentrated in the Las Vegas metropolitan area. The economy of the Las Vegas metropolitan area is unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively impacts the gaming or tourism industry will adversely impact the Las Vegas economy.
      Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to fluctuations in the national economy. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign. Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. A terrorist act, or the mere threat of a terrorist act, may adversely affect gaming and tourism and the Las Vegas economy and may cause substantial harm to our business.
      In addition, Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, such as California, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the Las Vegas area.
      Although we have no substantial customer relationships in the gaming and tourism industries, a downturn in the Las Vegas economy, generally, could have an adverse effect on our customers and result in an increase in loan delinquencies and foreclosures, a reduction in the demand for our products and services and a reduction of the value of our collateral for loans which could result in the reduction of a customer’s borrowing power, any of which could adversely affect our business, financial condition, results of operations and prospects.
We may not be able to continue our growth at the rate we have in the past several years.
      We have grown substantially, from having one chartered bank with $443.7 million in total assets and $410.2 million in total deposits as of December 31, 2000, to three chartered banks with $2.7 billion in total assets and $2.3 billion in total deposits as of September 30, 2005. If we are unable to effectively execute on our strategy, we may not be able to continue to grow at our historical rates. In particular, Alliance Bank of Arizona and Torrey Pines Bank have achieved unusually high annual rates of growth as compared to other recently opened de novo banks. We do not expect this high level of growth at Alliance Bank of Arizona and Torrey Pines Bank to continue in the future.
Our growth and expansion strategy may not prove to be successful and our market value and profitability may suffer.
      Growth through acquisitions of banks or the organization of new banks in high-growth markets, especially in markets outside of our current markets, represents an important component of our business strategy. In addition to our agreement to acquire Intermountain, we recently entered into an agreement to acquire Bank of Nevada. For more information regarding this acquisition, see “Recent Developments”. Both of these acquisitions, as well as any future acquisitions, will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating the operations and personnel;

•	potential disruption of our ongoing business; and

•	inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems.
      We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.
      In addition to the acquisition of existing financial institutions, we may consider the organization of new banks in new market areas. We do not have any current plan to organize a new bank. Any acquisition or organization of a new bank carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses during the application and organizational phases, and the first years of operation of the new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.
      We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions and the organization of new banks. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability growth.
The combined company’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.
      After the merger, Western Alliance will continue to be a holding company that conducts almost all of its operations through its subsidiaries. The combined company will not have significant assets other than the stock of its subsidiaries. Accordingly, the combined company will depend on dividends from its subsidiaries to meet its obligations. The combined company’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal and state law, a subsidiary is limited in the amount of dividends it may pay to its parent without prior regulatory approval. Also, bank regulators have the authority to prohibit a subsidiary from paying dividends if the bank regulators determine that such subsidiary is in an unsafe or unsound condition or that the payment would be an unsafe and unsound bank practice.
If we continue to grow rapidly as planned, we may not be able to control costs and maintain our asset quality.
      We expect to continue to grow our assets and deposits, the products and services which we offer and the scale of our operations, generally, both internally and through acquisitions. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. If we grow too quickly and are not able to control costs and maintain asset quality, this rapid growth could materially adversely affect our financial performance.

We may have difficulty managing our growth, which may divert resources and limit our ability to successfully expand our operations.
      Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Our future success will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches and banks. Thus, our growth strategy may divert management from our existing businesses and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.
Our future growth is dependent upon our ability to recruit additional, qualified employees, especially seasoned relationship bankers.
      Our market areas are experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, hiring and retaining highly qualified and motivated executives and employees at every level. In particular, our success has been partly the result of our management’s ability to seek and retain highly qualified relationship bankers that have long-standing relationships in their communities. These professionals bring with them valuable customer relationships, and have been an integral part of our ability to attract deposits and to expand rapidly in our market areas. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business strategy.
We are highly dependent on real estate and events that negatively impact the real estate market could hurt our business.
      A significant portion of our loan portfolio is dependent on real estate. As of September 30, 2005, real estate related loans accounted for approximately 80% of total loans. Our financial condition may be adversely affected by a decline in the value of the real estate securing our loans. In addition, acts of nature, including earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.
      In addition, as of September 30, 2005, 18.2% of our total deposits consisted of non-interest bearing demand deposits maintained by title insurance companies. A slowdown in real estate activity, particularly commercial real estate activity, in the markets we serve may cause a decline in our deposit growth and may negatively impact our financial condition.
Our high concentration of commercial real estate, construction and land development and commercial, industrial loans expose us to increased lending risks.
      As of September 30, 2005, the composition of our loan portfolio was as follows:

•	commercial real estate loans of $655.0 million, or 40.4% of total loans,

•	construction and land development loans of $397.0 million, or 24.5% of total loans,

•	commercial and industrial loans of 307.0 million, or 19.0% of total loans,

•	residential real estate loans of $239.5 million, or 14.8% of total loans, and

•	consumer loans of $21.0 million, or 1.3% of total loans.

      Commercial real estate, construction and land development and commercial and industrial loans, which comprised 83.9% of our total loan portfolio as of September 30, 2005, expose us to a greater risk of loss than our residential real estate and consumer loans, which comprised 16.1% of our total loan portfolio as of September 30, 2005. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship may expose us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.
If we lost a significant portion of our low-cost deposits, it would negatively impact our profitability.
      Our profitability depends in part on our success in attracting and retaining a stable base of low-cost deposits. As of September 30, 2005, our deposit base was comprised of 44.7% non-interest bearing deposits, of which 40.7% consisted of title company deposits, 54.5% consisted of other business deposits and 4.8% consisted of consumer deposits. If we lost a significant portion of these low-cost deposits, it would negatively impact our profitability. We consider these deposits to be core deposits. While we generally do not believe these deposits are sensitive to interest-rate fluctuations, the competition for these deposits in our markets is strong and if we lost a significant portion of these low-cost deposits, it would negatively affect our profitability.
Many of our loans have been made recently, and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. If our allowance for loan losses is not adequate to cover actual loan losses, our earnings will decrease.
      The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may negatively impact our earnings and overall financial condition, as well as the value of our common stock. Also, many of our loans have been made over the last three years and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for probable losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. Additions to our allowance for loan losses decrease our net income. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated during this period, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions.
Our future success will depend on our ability to compete effectively in a highly competitive market.
      We face substantial competition in all phases of our operations from a variety of different competitors. Our competitors, including commercial banks, community banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, insurance companies, securities dealers, brokers, mortgage bankers, investment advisors, money market mutual funds and other financial institutions, compete with lending and deposit-gathering services offered by us. Increased competition in our markets may result in reduced loans and deposits.
      There is very strong competition for financial services in the market areas in which we conduct our businesses from many local commercial banks as well as numerous regionally based commercial banks. Many of these competing institutions have much greater financial and marketing resources than we have. Due to their size, many competitors can achieve larger economies of scale and may offer a broader range of products and services than us. If we are unable to offer competitive products and services, our earnings may be negatively affected.
      Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured financial institutions. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services. The banking business in our primary market areas is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and profitability. For more information on the competition we have in our markets, see “Information About Western Alliance — Business Strategy.”
Our business would be harmed if we lost the services of any of our senior management team or senior relationship bankers.
      We believe that our success to date has been substantially dependent on our senior management team, which includes Robert Sarver, our Chairman, President and Chief Executive Officer and Chief Executive Officer of Torrey Pines Bank, Dale Gibbons, our Chief Financial Officer, Larry Woodrum, President and Chief Executive Officer of BankWest of Nevada and James Lundy, President and Chief Executive Officer of Alliance Bank of Arizona, and certain of our senior relationship bankers. We also believe that our prospects for success in the future are dependent on retaining our senior management team and senior relationship bankers. In addition to their skills and experience as bankers, these persons provide us with extensive community ties upon which our competitive strategy is based. Our ability to retain these persons may be hindered by the fact that we have not entered into employment agreements with any of them. The loss of the services of any of these persons, particularly Mr. Sarver, could have an adverse effect on our business if we can’t replace them with equally qualified persons who are also familiar with our market areas.
Mr. Sarver’s involvement in outside business interests requires substantial time and attention and may adversely affect our ability to achieve our strategic plan and maintain our current growth.
      Mr. Sarver joined us in December of 2002 and has been an integral part of our recent growth. He has substantial business interests that are unrelated to us, including his ownership interest in the Phoenix Suns NBA franchise. Mr. Sarver’s other business interests demand substantial time commitments, and may reduce the amount of time he has available to devote to our business. A significant reduction in the amount of time Mr. Sarver devotes to our business may adversely affect our ability to achieve our strategic plan and maintain our current growth.
Adverse publicity or circumstances similar to that experienced following the arrest and subsequent acquittal of our Chief Financial Officer could generate negative publicity for us, cause reputational harm and cause our stock price to decline.
      In June 2002, after a jury trial, Dale Gibbons was acquitted of charges of possession of a controlled substance, dealing in harmful material to a minor and endangerment of a child. Following his acquittal, Mr. Gibbons filed a civil rights lawsuit against numerous parties. In early 2005, the defendants were granted summary judgment on substantially all of Mr. Gibbons’ claims, and, subsequently, the parties resolved the lawsuit and an order of dismissal was entered by the U.S. District Court. There was extensive media coverage of all of the events surrounding Mr. Gibbons’ arrest and his subsequent resignation as the Chief Financial Officer of his then employer, Zions Bancorporation. Before hiring Mr. Gibbons as our Chief Financial Officer, our Audit Committee engaged special legal counsel and an investigator to assist in considering Mr. Gibbons’ prospective employment with Western Alliance. We evaluated Mr. Gibbons’ extensive banking background, reviewed the legal and investigatory descriptions of the facts and circumstances surrounding his arrest and consulted with the Federal Deposit Insurance Corporation and the Federal Reserve Bank of San Francisco. Our Board of Directors determined that Mr. Gibbons was suitable to serve as our Chief Financial Officer. Subsequent to his hiring, our Board was updated on the claims and information alleged against Mr. Gibbons in the civil rights lawsuit. Also, in July 2005, we completed our initial public offering and listed our common stock on the NYSE. Mr. Gibbons was an integral part of that effort. Our Board continues to believe Mr. Gibbons is suitable to serve as our Chief Financial Officer. However, adverse publicity or circumstances, similar to that which surrounded Mr. Gibbons’ arrest and trial in 2001 and 2002, could materially damage the public’s perception of us, and impair the reputations of Mr. Gibbons and Western Alliance, and adverse public sentiment could affect the market price of our common stock and our business.

A deterioration in economic conditions generally could adversely affect our business, financial condition, results of operations and prospects.
      A deterioration in economic conditions generally could adversely affect our business, financial condition, results of operations and prospects. Such a deterioration could result in a variety of adverse consequences to us, including a reduction in net income and the following:

•	Loan delinquencies, non-performing assets and foreclosures may increase, which could result in higher operating costs, as well as increases in our loan loss provisions;

•	Demand for our products and services may decline, including the demand for loans, which would adversely affect our revenues; and

•	Collateral for loans made by us may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans which would cause decreases in net interest income and increasing loan loss provisions.
Economic conditions either nationally or locally in areas in which our operations are concentrated may be less favorable than expected.
      Deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a weakening of the real estate or employment market in our primary market areas of Las Vegas, San Diego, Tucson and Phoenix could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality.
Terrorist attacks and threats of war or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.
      Terrorist attacks in the United States, as well as future events occurring in response or in connection to them including, without limitation, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and impair its future price.
      We do not anticipate paying any dividends on our common stock. As a result, capital appreciation, if any, of our common stock may be your sole source of gains in the future.
      We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. As a result, you may only receive a return on your investment in the common stock if the market price of the common stock increases.
We may underestimate the impact of new reporting company requirements.
      We recently became a reporting company as a result of our initial public offering in June, 2005. As a public company, we have and will continue to incur significant accounting, legal and other expenses that we did not incur as a private company. In addition, the Sarbanes Oxley Act of 2002, as well as new rules implemented by the SEC and the NYSE, have required changes to corporate governance practices of public companies. For example, Section 404 of Sarbanes Oxley will require us to evaluate and report on our internal controls over financial reporting and have our independent auditors attest to our evaluation, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2005. If we underestimate the expense and resources spent by management involved in complying with these regulations, our financial performance may be adversely affected.

We have limited rights to use the “BankWest of Nevada” mark.
      Pursuant to a previous settlement agreement, we have agreed to use the word “BankWest” only within the name and service mark “BankWest of Nevada.” The settlement agreement only covers our use of the mark in Clark and Nye counties, Nevada. Our use of the mark “BankWest of Nevada” outside of Clark or Nye counties could result in:

•	further claims of infringement, including costly litigation;

•	an injunction prohibiting our proposed use of the mark; and

•	the need to enter into licensing agreements, which may not be available on terms acceptable to us, if at all.
      Nevada First Bank, a wholly owned subsidiary of Intermountain, has a branch located in Reno, which is outside of Clark and Nye counties. Following consummation of the Bank of Nevada transaction, we intend to change the name of BankWest of Nevada to Bank of Nevada. See “Recent Developments of Western Alliance” for more information about the Bank of Nevada transaction. If our use of the “BankWest of Nevada” mark or any other similar mark is limited or prohibited, or we are required to pay an additional license fee for such use, our business, financial condition and results of operations could be materially and adversely affected.
Risks Related to the Banking Industry
We operate in a highly regulated environment; changes in laws and regulations and accounting principles may adversely affect us.
      We are subject to extensive regulation, supervision, and legislation which govern almost all aspects of our operations. See “Supervision and Regulation.” The laws and regulations applicable to the banking industry could change at any time and are primarily intended for the protection of customers, depositors and the deposit insurance funds. Any changes to these laws or any applicable accounting principles could make it more difficult and expensive for us to comply and could affect the way that we conduct business, which may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors and stockholders.
Changes in interest rates could adversely affect our profitability, business and prospects.
      Increases or decreases in prevailing interest rates could have an adverse effect on our business, asset quality and prospects. Our operating income and net income depend to a great extent on our net interest margin. Net interest margin is the difference between the interest yields we receive on loans, securities and other interest earning assets and the interest rates we pay on interest bearing deposits and other liabilities. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System, referred to as the FRB. If the rate of interest we pay on our interest bearing deposits and other liabilities increases more than the rate of interest we receive on loans, securities and other interest earning assets, our net interest income, and therefore our earnings, could be adversely affected. Our earnings could also be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other liabilities.
      In addition, loan volumes are affected by market interest rates on loans; rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. We cannot assure you that we will be able to minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations.

      Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.
We are required to maintain an allowance for loan losses. This allowance for loan losses may have to be adjusted in the future. Any adjustment to the allowance for loan losses, whether due to regulatory changes, economic changes or other factors, may affect our financial condition and earnings.
      We maintain an allowance for loan losses. The allowance is established through a provision for loan losses based on our management’s evaluation of the risks inherent in our loan portfolio and the general economy. The allowance is based upon a number of factors, including the size of the loan portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management’s assessment of the credit risk inherent in the portfolio, historical loan loss experience and loan underwriting policies. In addition, we evaluate all loans identified as problem loans and augment the allowance based upon the perceived risks associated with those problem loans.
      The federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request us to increase our allowance for loan losses, thereby negatively affecting our financial condition and earnings at that time. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our management’s control.
We are exposed to risk of environmental liabilities with respect to properties to which we take title.
      About 80% of our outstanding loan portfolio as of September 30, 2005 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business and prospects.

SHAREHOLDER MEETING
Matters to be Considered at the Special Meeting
      We are first mailing this document to the holders of Intermountain’s common stock on or about March 7, 2006. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Intermountain Board of Directors for use at the special meeting of Intermountain’s shareholders at 10.00 a.m. local time on Tuesday, March 28, 2006, at its principal executive offices at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107. At the special meeting, the holders of Intermountain’s voting common stock will consider and vote on:

1. To adopt and approve an agreement and plan of merger, pursuant to which Intermountain will merge with and into Western Alliance Bancorporation (“Western Alliance”) with Western Alliance surviving (referred to herein as the “merger”).

2. To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.
Eligible Votes
      Intermountain has four series of common stock:

•	voting common stock;

•	non-voting common stock;.

•	Series A voting common stock; and

•	Series A non-voting common stock.
      The voting common stock and the Series A voting common stock comprise Intermountain’s voting common stock. Therefore, if you hold shares of either non-voting common stock or Series A non-voting common stock, you are not entitled to vote those shares at the special meeting of shareholders.
Record Date and Voting
      The Intermountain Board of Directors has fixed the close of business on March 3, 2006 as the record date for determining the Intermountain shareholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Intermountain’s voting common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on March 3, 2006, there were 1,304,761 shares of Intermountain’s common stock outstanding and entitled to vote at the special meeting, held by approximately 98 shareholders of record.
      Each holder of Intermountain’s voting common stock on March 3, 2006 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of Intermountain’s common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions with respect to shares of Intermountain voting common stock will be included in the calculation of the number of shares represented at the special meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of Intermountain’s voting common stock issued and outstanding, abstentions with respect to shares of Intermountain voting common stock will have the same effect as a vote against the merger agreement.
      If a quorum is not obtained, or if fewer shares of Intermountain’s voting common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement.
      If you hold shares of Intermountain voting common stock and your proxy card is properly executed and received by Intermountain in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. Executed proxies with respect to shares of Intermountain voting common stock with no instructions indicated on the proxy card will be voted FOR the merger agreement and the merger.
      The Intermountain board of directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the Intermountain board of directors.
      If you hold shares of Intermountain voting common stock, you are requested to complete, date and sign the accompanying proxy form and to return it promptly in the enclosed postage-paid envelope. The enclosed proxy card is different from the election form that you can use to elect to receive cash or stock in the merger. Do not return your proxy card with the election form. For information about the election form, see “The Merger-Election Procedures; Surrender of Stock Certificates”. To vote on the merger agreement, you need to hold shares of Intermountain voting common stock and complete the proxy card properly and return it in the enclosed envelope or attend the special meeting and vote in person.
      You should not forward any stock certificates with your proxy card. If you complete an election form, you should forward your Intermountain stock certificates to the exchange agent with the election form. If you do not complete an election form, if the merger takes place, Intermountain stock certificates should be delivered in accordance with instructions that will be sent to you by Western Alliance’s exchange agent promptly after the effective time of the merger.
Required Vote; Revocability of Proxies
      In order to approve and adopt the merger agreement, the merger of Intermountain and Western Alliance and the other transactions contemplated by the merger agreement, the holders of at least a majority of the shares of Intermountain’s voting common stock issued and outstanding on March 3, 2006, must affirmatively vote FOR the merger agreement and the merger.
      The required vote of Intermountain’s shareholders is based on the total number of outstanding shares of Intermountain’s common stock entitled to vote and not on the number of shares which are actually voted. Not returning a proxy card, not voting in person at the special meeting or abstaining from voting all will have the same effect as voting AGAINST the merger agreement and the merger.
      The directors and executive officers and certain major shareholders of Intermountain beneficially owned as of December 31, 2005, a total of 885,132 shares of Intermountain’s voting common stock (excluding all options to purchase shares of Intermountain’s common stock), which was approximately 67.8% of the outstanding shares of Intermountain’s voting common stock on that date. The directors and executive officers and certain major shareholders have agreed to vote their shares in favor of the merger agreement and the merger and against competing proposals.
      If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

•	delivering to the Secretary of Intermountain First Bancorp, 777 N. Rainbow Boulevard in Las Vegas, Nevada 89107, a written notice of revocation before the special meeting,

•	delivering to Intermountain a duly executed proxy bearing a later date before the special meeting, or

•	attending the special meeting and voting in person.

RECENT DEVELOPMENTS OF WESTERN ALLIANCE
Unaudited Consolidated Financial Results for 2005 and the Fourth Quarter of 2005
      On January 17, 2006, Western Alliance announced its unaudited consolidated financial results for 2005 and the fourth quarter of 2005.
      Total assets were $2.86 billion at December 31, 2005, an increase of 31.3% from $2.18 billion at December 31, 2004. Loans were $1.79 billion at December 31, 2005, an increase of $605 million from December 31, 2004. Deposits were $2.39 billion at December 31, 2005, an increase of $638 million from December 31, 2004. Stockholders’ equity increased $111 million from December 31, 2004 to $244 million at December 31, 2005, due primarily to Western Alliance’s initial public offering in July 2005. Western Alliance had 537 full-time equivalent employees and 16 full-service banking offices on December 31, 2005, compared to 424 full-time equivalent employees and 13 offices on December 31, 2004.
      Net Income. Net income was $28.1 million, or $1.24 per diluted share, for 2005, compared with $20.1 million, or $1.09 per diluted share, for 2004. For the fourth quarter of 2005, net income was $8.4 million, up 31.3% from $6.4 million for the fourth quarter of 2004. Diluted earnings per share were $0.34 for the fourth quarter of 2005, compared to $0.33 for the same period in 2004. Western Alliance closed its initial public offering of 4.2 million shares on July 6, 2005, which increased average shares outstanding in 2005 and resulted in net proceeds of $85.1 million.
      Net Interest Income. Net interest income increased 35.4% to $28.6 million in the fourth quarter of 2005 from $21.1 million in the fourth quarter of 2004. The interest margin was 4.43% in the fourth quarter of 2005, compared to 4.20% in the fourth quarter of 2004.
      Provision for Loan Losses. The provision for loan losses was $2.0 million for the fourth quarter of 2005, compared to $0.8 million for the fourth quarter of 2004.
      Non-interest income. Non-interest income was $3.4 million for the fourth quarter of 2005, up 33.3% from $2.6 million for the same period in 2004.
      Non-interest expense. Non-interest expense was $17.1 million for the fourth quarter of 2005, up 32.4% from $12.9 million for the same period in 2004.
      The following tables contain selected consolidated financial and other data of Western Alliance at the dates and for the periods indicated. You should read this information in conjunction with the consolidated financial statements included in this document. The information at and for the three months and year ended December 31, 2005 is unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to fairly present the results for the periods included have been made.

	For the Year Ended
	December 31,

	2005	2004

	($ in millions)
Selected Balance Sheet Data:
Total assets	$2,857.3	$2,176.8
Gross loans, including net deferred fees	1,793.4	1,188.5
Securities	680.5	788.6
Federal funds sold	131.1	23.1
Deposits	2,393.9	1,756.0
Borrowings	80.5	223.6
Junior subordinated debt	30.9	30.9
Stockholders’ equity	244.2	133.6

	At or for the		For the
	Three Months Ended		Year Ended
	December 31,		December 31,

	2005	2004	2005	2004

	($ in thousands)
Selected Income Statement Data:
Interest income	$38,975	$27,075	$134,910	$90,855
Interest expense	10,360	5,936	32,568	19,720

Net interest income	28,615	21,139	102,342	71,135
Provision for loan losses	1,962	751	6,179	3,914

Net interest income after provision for loan losses	26,653	20,388	96,163	67,221
Non-interest income	3,403	2,552	12,138	8,726
Non-interest expense	17,050	12,873	64,864	44,929

Income before income taxes	13,006	10,067	43,437	31,018
Income tax expense	4,564	3,638	15,372	10,961

Net Income	$8,442	$6,429	$28,065	$20,057

Common Share Data:
Net income per share:
Basic	$0.37	$0.35	$1.36	$1.17
Diluted	0.34	0.33	1.24	1.09
Book value per share	10.71	7.32
Tangible book value per share	10.48	7.02

	At or for the
	Three Months		For the
	Ended		Year Ended
	December 31,		December 31,

	2005	2004	2005	2004

Selected Performance Ratios:
Return on average assets(1)	1.22%	1.20%	1.13%	1.05%
Return on average stockholders’ equity(1)	13.42	19.00	14.37	17.48
Net interest margin(1)	4.43	4.20	4.40	4.00
Net interest spread	3.43	3.57	3.54	3.44
Efficiency ratio	53.25	54.34	56.66	56.26
Loan to deposit ratio	74.92	67.68

	At or for the
	Three Months
	Ended
	December 31,

	2005	2004

Capital Ratios:
Tangible Common Equity	8.4%	5.9%
Leverage ratio	10.2	7.7
Tier 1 Risk Based Capital	12.8	10.9
Total Risk Based Capital	13.8	12.0
Asset Quality Ratios:
Net charge-offs to average loans outstanding(1)	0.01%	0.00%
Non-accrual loans to gross loans	0.01	0.13
Non-accrual loans to total assets	0.00	0.07
Loans past due 90 days and still accruing to total loans	0.00	0.00
Allowance for loan losses to gross loans	1.18	1.28

(1)	Annualized for the three-month periods ended December 31, 2005 and 2004.
Acquisition of Bank of Nevada
      On January 16, 2006, Western Alliance and Bank of Nevada, a Nevada-chartered bank, entered into a definitive merger agreement, pursuant to which Bank of Nevada will merge with and into BankWest of Nevada, a wholly owned subsidiary of Western Alliance. Under the terms of the agreement, Bank of Nevada shareholders will receive $80.187 in cash for each share of Bank of Nevada common stock. Following completion of the merger, BankWest of Nevada will be renamed Bank of Nevada. The transaction is valued at approximately $74 million. As of September 30, 2005, Bank of Nevada had total assets of approximately $281 million, total loans of approximately $214 million, total deposits of approximately $253 million and stockholders’ equity was approximately $24 million. The transaction, which is subject to customary closing conditions, including approval from the shareholders of Bank of Nevada and banking regulators, is expected to be completed in the second quarter of 2006.
Acquisition of Office Building
      On December 30, 2005, BankWest of Nevada acquired an office building located at 2700 West Sahara Avenue, Las Vegas, Nevada, for a purchase price of $16,300,000. The property, which had previously been leased by BankWest of Nevada, serves as the corporate headquarters for Western Alliance and BankWest of Nevada.

RECENT DEVELOPMENTS OF INTERMOUNTAIN
Unaudited Consolidated Financial Results for 2005 (Compared to 2004)
      Total assets were $459.4 million at December 31, 2005, an increase of 31.1% from $350.4 million at December 31, 2004. Loans were $374.2 million at December 31, 2005, an increase of $87 million from December 31, 2004. Deposits were $395.5 million at December 31, 2005, an increase of $90 million from December 31, 2004. Stockholders’ equity increased $7.1 million from December 31, 2004 to $31.7 million at December 31, 2005, due primarily to the earnings of Nevada First Bank, a wholly owned subsidiary. Intermountain had 96 full-time equivalent employees and five full-service banking offices on December 31, 2005, compared to 75 full-time equivalent employees and four offices on December 31, 2004.
      Net Income. Net income was $4.9 million, or $3.18 per diluted share, for 2005, compared with $3.7 million, or $2.54 per diluted share, for 2004. The increase in net income is primarily attributed to an increase in interest earning assets in 2005.
      The following tables contain selected consolidated financial and other data of Intermountain at the dates and for the periods indicated. The information at and for the year ended December 31, 2005 is unaudited. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to fairly present the results for the periods included have been made.

	For the Year Ended
	December 31,

	2005	2004

	($ in millions)
Selected Balance Sheet Data:
Total assets	$459.4	$350.4
Gross loans, including net deferred fees	374.2	287.2
Securities	19.1	19.0
Federal funds sold	29.1	25.9
Deposits	395.5	305.0
Borrowings	19.0	9.0
Junior subordinated debt	10.3	10.3
Stockholders’ equity	31.7	24.6

	For the Year Ended
	December 31,

	2005	2004

	($ in thousands)
Selected Income Statement Data:
Interest income	$27,866	$18,647
Interest expense	8,294	3,952

Net interest income	19,572	14,695
Provision for loan losses	456	1,239

Net interest income after provision for loan losses	19,116	13,456
Non-interest income	1,474	1,001
Non-interest expense(1)	12,695	8,818

Income before income taxes	7,895	5,639
Income tax expense	2,991	1,934

Net Income	$4,904	$3,705

Common Share Data:
Net income per share:
Basic	$3.30	$2.68
Diluted	3.18	2.54
Book value per share	21.32	17.77
Tangible book value per share	21.32	17.77

	For the Year Ended
	December 31,

	2005	2004

Selected Performance Ratios:
Return on average assets	1.21%	1.05%
Return on average stockholders’ equity	17.42	17.48
Net interest margin	5.18	5.16
Net interest spread	4.18	4.47
Efficiency ratio	43.08	44.74
Loan to deposit ratio	94.60	94.16

	For the Year Ended
	December 31,

	2005	2004

Capital Ratios:
Tangible Common Equity	6.89%	7.02%
Leverage ratio	9.07	9.53
Tier 1 Risk Based Capital	9.39	9.38
Total Risk Based Capital	10.42	11.18

Asset Quality Ratios:
Net charge-offs to average loans outstanding	(0.03)%	0.04%
Non-accrual loans to gross loans	0.00	0.10
Non-accrual loans to total assets	0.00	0.08
Loans past due 90 days and still accruing to total loans	0.00	0.70
Allowance for loan losses to gross loans	1.11	1.25

(1)	Intermountain has agreed to pay a “bonus” to all individuals who exercised options in 2005 that were originally issued as incentive stock options (“ISOs”) but were subsequently disqualified. This bonus of approximately $167,000 is intended to compensate these individuals for certain tax-related costs of exercising non-incentive stock options.
Corrective Bonus Payments and Option Rescission
      Intermountain has agreed to pay a “bonus” to certain individuals who exercised options in 2005, which options were originally issued as incentive stock options but were subsequently disqualified. This bonus is intended to compensate these individuals for certain tax-related costs of exercising non-incentive stock options. Intermountain will also pay interest and penalties as a result of not making these tax payments at the time these options were exercised. Intermountain has also rescinded all unexercised stock option agreements entered into in 2005 between Intermountain and its option holders which were disqualified from being treated as incentive stock options. The total amount of expense accrued in 2005 as a result of these modifications and bonus payments was approximately $656,000.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
      Set forth below are highlights from Western Alliance’s consolidated financial data of and for the years ended December 31, 2000 through 2004 and Western Alliance’s unaudited consolidated financial data as of and for the nine months ended September 30, 2004 and 2005. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results of operations of Western Alliance for the full year. Western Alliance’s management prepared the unaudited information on the same basis as it prepared Western Alliance audited consolidated financial statements. In the opinion of Western Alliance’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with Western Alliance’s consolidated financial statements and related notes for the years ended December 31, 2002 through 2004 and for the nine months ended September 30, 2005 and 2004 that are included in this joint proxy statement/ prospectus and from which this information is derived. See also “Where You Can Find More Information” on page 138.

	At or for the
	Nine Months Ended
	September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)		($ in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$2,745,014	$2,126,252	$2,176,849	$1,576,773	$872,074	$602,703	$443,665
Loans receivable (net)	1,598,253	1,070,914	1,173,264	721,700	457,906	400,647	319,604
Securities available for sale	595,959	727,772	659,073	583,684	227,238	73,399	—
Securities held to maturity	117,116	125,606	129,549	132,294	5,610	6,055	7,604
Federal funds sold	203,999	22,800	23,115	4,015	113,789	73,099	62,100
Deposits	2,347,498	1,689,940	1,756,036	1,094,646	720,304	549,354	410,177
Short-term borrowings and long-term debt	119,510	263,300	249,194	338,661	50,000	—	—
Junior subordinated debt	30,928	30,928	30,928	30,928	30,928	15,464	—
Stockholders’ equity	238,253	128,022	133,571	97,451	67,442	35,862	32,297
Selected Income Statement Data:
Interest income	95,935	63,780	$90,855	$53,823	$39,117	$35,713	$34,032
Interest expense	22,208	13,784	19,720	12,798	9,771	9,140	8,633

Net interest income	73,727	49,996	71,135	41,025	29,346	26,573	25,399
Provision for loan losses	4,217	3,163	3,914	5,145	1,587	2,800	4,299

Net interest income after provision for loan losses	69,510	46,833	67,221	35,880	27,759	23,773	21,100
Noninterest income	8,735	6,175	8,726	4,270	3,935	3,437	2,948
Noninterest operating expenses	47,814	32,056	44,929	27,290	19,050	18,256	16,323

Income before income taxes	30,431	20,952	31,018	12,860	12,644	8,954	7,725
Income taxes	10,808	7,324	10,961	4,171	4,235	3,001	2,664

Net income	$19,623	$13,628	$20,057	$8,689	$8,409	$5,953	$5,061

Common Share Data:
Net income per share:
Basic	$0.99	$0.81	$1.17	$0.61	$0.79	$0.55	$0.47
Diluted	0.90	0.76	1.09	0.59	0.78	0.54	0.46
Book value per share	10.45	7.02	7.32	5.84	4.98	3.42	3.00
Average shares outstanding:
Basic	19,841,670	16,838,882	17,189,687	14,313,611	10,677,736	10,730,738	10,765,985
Diluted	21,856,613	18,034,097	18,405,120	14,613,173	10,715,448	11,038,275	11,023,491
Common shares outstanding	22,793,241	18,236,454	18,249,554	16,681,273	13,908,279	10,850,787	10,779,381

	At or for the
	Nine Months Ended
	September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)		($ in thousands, except per share data)
Selected Performance Ratios:
Return on average assets(1)	1.09%	1.00%	1.05%	0.76%	1.22%	1.11%	1.21%
Return on average stockholders’ equity(1)	14.82	16.84	17.48	12.19	19.39	15.04	16.95
Net interest margin(1)	4.39	3.93	4.00	3.83	4.57	5.50	7.93
Net interest spread(1)	3.58	3.38	3.43	3.27	3.72	4.39	5.53
Efficiency ratio	57.98	57.07	56.26	60.25	57.24	60.83	57.58
Selected Liquidity and Capital Ratios:
Loan to deposit ratio	68.90%	64.23%	67.68%	66.97%	64.47%	74.13%	79.08%
Average earning assets to interest-bearing liabilities	161.50	150.41	151.29	147.37	155.98	163.14	156.73
Risk based capital:
Leverage capital	10.3	7.8	7.7	8.9	11.2	8.5	7.2
Tier 1	13.6	11.3	10.9	13.3	15.4	10.4	9.1
Total	14.6	12.4	12.0	14.4	18.1	12.3	10.4
Asset Quality Ratios:
Net charge-offs (recoveries) to average loans outstanding	0.02%	0.00%	0.00%	0.17%	0.19%	0.27%	1.24%
Non-performing loans to gross loans	0.01	0.02	0.13	0.04	0.76	0.23	1.37
Non-performing assets to total assets	0.01	0.01	0.07	0.02	0.41	0.17	1.00
Allowance for loan losses to gross loans	1.19	1.34	1.28	1.55	1.39	1.61	1.46
Allowance for loan losses to non-performing loans	720.24	4,247.08	958.63	4,137.45	181.71	711.82	106.96
Growth Ratios and Other Data:(2)
Percentage change in net income	44.0%	115.6%	130.8%	3.3%	41.3%	17.6%	15.5%
Percentage change in diluted net income per share	18.4	72.7	84.7	(24.4)	44.4	17.4	4.5
Percentage change in assets	29.1	52.0	38.1	81.0	44.7	35.7	20.4
Percentage change in gross loans, including deferred fees	49.1	75.4	62.1	57.9	14.0	25.5	22.1
Percentage change in deposits	38.9	61.0	60.4	52.0	31.1	33.9	20.7
Percentage change in equity	86.2	44.4	37.1	44.5	88.1	11.0	18.8
Number of branches	15	13	13	10	5	5	4

(1)	Annualized for the nine-month periods ended September 30, 2005 and 2004.

(2)	Ratios of changes in income are computed based upon the growth over the comparable prior period. Ratios of changes in balance sheet data compare period-end data against the same data from the comparable period-end for the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF WESTERN ALLIANCE
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Concerning Forward-Looking Statements,” “Risk Factors” and elsewhere in this proxy statement/ prospectus, may cause actual results to differ materially from those projected in the forward-looking statements.
Overview and History
      We are a bank holding company headquartered in Las Vegas, Nevada. We provide a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local nonprofit organizations, high net worth individuals and consumers through our subsidiary banks and financial services companies located in Nevada, Arizona and California. In addition to traditional lending and deposit gathering capabilities, we also offer a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses and their proprietors, including cash management, trust administration and estate planning, custody and investments and equipment leasing.
      We generate the majority of our revenue from interest on loans, service charges on customer accounts and income from investment securities. This revenue is offset by interest expense paid on deposits and other borrowings and non-interest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on interest-earning assets such as loans and securities and interest expense on interest-bearing liabilities such as customer deposits and other borrowings which are used to fund those assets. Net interest income is our largest source of net income. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.
      We provide a variety of loans to our customers, including commercial and residential real estate loans, construction and land development loans, commercial and industrial loans, and to a lesser extent, consumer loans. We rely primarily on locally generated deposits to provide us with funds for making loans. We intend to continue expanding our lending activities and have recently begun offering Small Business Administration, or SBA, loans.
      In addition to these traditional commercial banking capabilities, we also provide our customers with cash management, trust administration and estate planning, equipment leasing, and custody and investment services, resulting in revenue generated from non-interest income. We receive fees from our deposit customers in the form of service fees, checking fees and other fees. Other services such as safe deposit and wire transfers provide additional fee income. We may also generate income from time to time from the sale of investment securities. The fees collected by us and any gains on sales of securities are found in our Consolidated Statements of Income under “non-interest income.” Offsetting these earnings are operating expenses referred to as “non-interest expense.” Because banking is a very people intensive industry, our largest operating expense is employee compensation and related expenses.

	Key Financial Measures

	At or for the Nine Months
	Ended September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002

	($ in thousands, except per share data)
Net Income	$19,623	$13,628	$20,057	$8,689	$8,409
Basic earnings per share	0.99	0.81	1.17	0.61	0.79
Diluted earnings per share	0.90	0.76	1.09	0.59	0.78
Total Assets	2,745,014	2,126,252	2,176,849	1,576,773	872,074
Gross Loans	1,617,541	1,085,439	1,188,535	733,078	464,355
Total Deposits	2,347,498	1,689,940	1,756,036	1,094,646	720,304
Net interest margin(1)	4.39%	3.93%	4.00%	3.83%	4.57%
Efficiency Ratio	57.98	57.07	56.26	60.25	57.24
Return on average assets(1)	1.09	1.00	1.05	0.76	1.22
Return on average equity(1)	14.82	16.84	17.48	12.19	19.39

(1)	Annualized for the nine-month periods ended September 30, 2005 and 2004.
Primary Factors in Evaluating Financial Condition and Results of Operations
      As a bank holding company, we focus on several factors in evaluating our financial condition and results of operations, including:

•	Return on Average Equity, or ROE;

•	Return on Average Assets, or ROA;

•	Asset Quality;

•	Asset and Deposit Growth; and

•	Operating Efficiency.
      Return on Average Equity. For the nine months ended September 30, 2005, net income increased 44.0% to $19.6 million compared to $13.6 million for the same period on 2004. The increase in net income was due primarily to an increase in net interest income of $23.7 million and an increase in non-interest income of $2.6 million, offset by an increase of $1.1 million to the provision for loan losses, and an increase of $15.8 million in other expenses. Basic earnings per share increased to $0.99 per share for the nine months ended September 30, 2005 compared to $0.81 per share for the same period in 2004. Diluted earnings per share increased to $0.90 per share for the nine months ended September 30, 2005 compared to $0.76 per share for the same period last year. The increase in net income offset by the increase in equity resulted in an ROE of 14.82% for the nine months ended September 30, 2005 compared to 16.84% for the nine months ended September 30, 2004.
      Our net income for the year ended December 31, 2004 increased 130.8% to $20.1 million compared to $8.7 million for the year ended December 31, 2003. The increase in net income was due primarily to an increase in net interest income of $30.1 million and a decrease of $1.2 million to the provision for loan losses, partially offset by an increase of $17.6 million in other expenses. Basic earnings per share increased to $1.17 per share for the year ended December 31, 2004, compared to $0.61 per share for the same period in 2003. Diluted earnings per share increased to $1.09 per share for the year ended December 31, 2004, compared to $0.59 per share for the same period last year. The increase in net income resulted in an ROE of 17.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.
      Return on Average Assets. Our ROA for the nine months ended September 30, 2005 increased to 1.09% compared to 1.00% for the same period in 2004. The increases in ROA are primarily due to the increases in net income as discussed above.

      Asset Quality. For all banks and bank holding companies, asset quality plays a significant role in the overall financial condition of the institution and results of operations. We measure asset quality in terms of nonperforming loans and assets as a percentage of gross loans and assets, and net charge-offs as a percentage of average loans. Nonperforming loans include loans past due 90 days or more and still accruing, non-accrual loans and restructured loans. Net charge-offs are calculated as the difference between charged-off loans and recovery payments received on previously charged-off loans. As of September 30, 2005, non-accrual loans were $175,000 compared to $1.6 million at December 31, 2004 and $275,000 at December 31, 2003. Nonperforming loans as a percentage of gross loans were 0.01% as of September 30, 2005, compared to 0.13% as of December 31, 2004 and 0.04% as of December 31, 2003. At September 30, 2005 and December 31, 2004 and 2003, our nonperforming assets were exclusively comprised of nonperforming loans. For the nine months ended September 30, 2005, net charge-offs as a percentage of average loans were 0.02%, compared to net charge-offs of less than 0.01% and 0.17% for the years ended December 31, 2004 and 2003.
      Asset Growth. The ability to produce loans and generate deposits is fundamental to our asset growth. Our assets and liabilities are comprised primarily of loans and deposits, respectively. Total assets increased 29.1% to $2.7 billion as of September 30, 2005 from $2.2 billion as of December 31, 2004 and $1.6 billion as of December 31, 2003. Gross loans grew 49.0% to $1.6 billion as of September 30, 2005 from $1.2 billion as of December 31, 2004 and $733.1 million as of December 31, 2003. Total deposits increased 38.9% to $2.3 billion as of September 30, 2005 from $1.8 billion as of December 31, 2004 and $1.1 billion as of December 31, 2003.
      Operating Efficiency. Operating efficiency is measured in terms of how efficiently income before income taxes is generated as a percentage of revenue. Our efficiency ratio (non-interest expenses divided by the sum of net interest income and non interest income) was 58.0% for the nine months ended September 30, 2005 from 57.1% for the same period in 2004. Our efficiency ratios for the years ended December 31, 2004 and 2003 were 56.3% and 60.3%, respectively.
Critical Accounting Policies
      The Notes to Consolidated Financial Statements contain a summary of our significant accounting policies, including discussions on recently issued accounting pronouncements, our adoption of them and the related impact of their adoption. We believe that certain of these policies, along with various estimates that we are required to make in recording our financial transactions, are important to have a complete picture of our financial position. In addition, these estimates require us to make complex and subjective judgments, many of which include matters with a high degree of uncertainty. The following is a discussion of these critical accounting policies and significant estimates. Additional information about these policies can be found in Note 1 of the Consolidated Financial Statements.
      Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses incurred in the loan portfolio. Our allowance for loan loss methodology incorporates a variety of risk considerations in establishing an allowance for loan loss that we believe is adequate to absorb losses in the existing portfolio. Such analysis addresses our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, economic conditions, peer group experience and other considerations. This information is then analyzed to determine “estimated loss factors” which, in turn, is assigned to each loan category. These factors also incorporate known information about individual loans, including the borrowers’ sensitivity to interest rate movements. Changes in the factors themselves are driven by perceived risk in pools of homogenous loans classified by collateral type, purpose and term. Management monitors local trends to anticipate future delinquency potential on a quarterly basis. In addition to ongoing internal loan reviews and risk assessment, management utilizes an independent loan review firm to provide advice on the appropriateness of the allowance for loan losses.
      The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for watch, criticized, and impaired credits for which the expected/anticipated loss may be measurable. General valuation allowances are based on a portfolio segmentation based on collateral type, purpose and risk grading, with a further evaluation of various factors noted above.

      We incorporate our internal loss history to establish potential risk based on collateral type securing each loan. As an additional comparison, we examine peer group banks to determine the nature and scope of their losses. Finally, we closely examine each credit graded “Watch List/ Special Mention” and below to individually assess the appropriate specific loan loss reserve for such credit.
      At least annually, we review the assumptions and formulae by which additions are made to the specific and general valuation allowances for loan losses in an effort to refine such allowance in light of the current status of the factors described above. The total loan portfolio is thoroughly reviewed at least quarterly for satisfactory levels of general and specific reserves together with impaired loans to determine if write downs are necessary.
      Although we believe the levels of the allowance as of September 30, 2005 and December 31, 2004 and 2003 were adequate to absorb probable losses in the loan portfolio, a decline in local economic or other factors could result in increasing losses that cannot be reasonably estimated at this time.
      Available-for-Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. Management utilizes the services of a third party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.
      Stock-Based Compensation. We account for stock-based employee compensation arrangements in accordance with provision of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123 “Accounting for Stock-Based Compensation.” Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options.
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement became effective at the beginning of the first quarter of 2006. As of the effective date, we now apply the Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.
      The impact of this Statement on us in 2006 and beyond will depend on various factors including our future compensation strategy.
Trends and Developments Impacting Our Recent Results
      Certain trends emerged and developments have occurred that are important in understanding our recent results and that are potentially significant in assessing future performance.
      Growth in our market areas. Our growth has been fueled in particular by the significant population and economic growth of the greater Las Vegas area where we conduct the majority of our operations. The growth in this area has coincided with significant investments in the gaming and tourism industry. The significant population increase has resulted in an increase in the acquisition of raw land for residential and commercial development, the construction of residential communities, shopping centers and office buildings, and the development and expansion of the businesses and professions that provide essential goods and services to this expanded population. Similarly, growth in the Phoenix, Tucson and San Diego markets has contributed to our growth.
      Asset sensitivity. Management uses various modeling strategies to manage the repricing characteristics of our assets and liabilities. These models contain a number of assumptions and can not take into account all the various factors that influence the sensitivities of our assets and liabilities. Despite these limitations, most of our models at September 30, 2005 indicated that our balance sheet was asset sensitive. A company is considered to be asset sensitive if the amount of its interest earning assets maturing or repricing within a certain time period exceed the amount of its interest-bearing liabilities also maturing or repricing within the same period. Being asset sensitive means generally that in times of rising interest rates, a company’s net interest income will increase, and in times of falling interest rates, net interest income will decrease.
      Because many of our assets are floating rate loans, which are funded by our relatively large non-interest bearing deposit base, we are asset sensitive. During 2003 and 2004, we mitigated this asset sensitivity and increased earnings by investing in mortgage-backed securities funded by short-term FHLB borrowings. This strategy had the effect of leveraging our excess capital to produce incremental returns without incurring additional credit risk. In light of the rising interest rate environment, beginning in the third quarter of 2004, we discontinued this strategy.
      We expect that if market interest rates continue to rise, our net interest margin and our net interest income will be favorably impacted. See “Quantitative and Qualitative Disclosure about Market Risk.”
      Impact of expansion on non-interest expense. We anticipate that the expansion will result in a significant increase in occupancy and equipment expense. The cost to construct and furnish a new branch is approximately $2.5 million, excluding the cost to lease or purchase the land on which the branch is located. Consistent with our historical growth strategy, as we open new offices and expand both within and outside our current markets, we plan to recruit seasoned relationship bankers, thereby increasing our salary expenses. Initially, this increase in salary expense is expected to be higher than the revenues to be received from the customer relationships brought to us by the new relationship bankers.
      Prior to 2005, Robert Sarver’s management company received an annual fee of $60,000 pursuant to a consulting agreement. The consulting agreement was terminated in 2005 and Mr. Sarver received an annual base salary of $500,000 in 2005. In addition, Mr. Sarver received a discretionary bonus determined by our Compensation Committee, which amount was 100% of his 2005 base salary.
      Impact of service center on non-interest income. We have a service center facility currently under development in the Las Vegas metropolitan area, which we anticipate will become operational in the third quarter of 2006. The anticipated cost to construct and furnish our service center will be between $13.0 and $15.0 million. We expect that this facility, once completed, will increase our capacity to provide courier, cash management and other business services. We anticipate this will have a favorable impact on our non-interest income.
Results of Operations
      Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of non-interest income, consisting of income from trust and investment advisory services and banking service fees. Other factors contributing to our results of operations include our provisions for loan losses, gains or losses on sales of securities and income taxes, as well as the level of our non-interest expenses, such as compensation and benefits, occupancy and equipment and other miscellaneous operating expenses.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      The following table sets forth a summary financial overview for the nine months ended September 30, 2005 and 2004.

	Nine Months Ended
	September 30,

	2005	2004	Increase

	($ in thousands, except per share
	data)
Consolidated Statement of Earnings Data:
Interest income	$95,935	$63,780	$32,155
Interest expense	22,208	13,784	8,424

Net interest income	73,727	49,996	23,731
Provision for loan losses	4,217	3,163	1,054

Net interest income after provision for loan losses	69,510	46,833	22,677
Other income	8,735	6,175	2,560
Other expense	47,814	32,056	15,758

Net income before income taxes	30,431	20,952	9,479
Income tax expense	10,808	7,324	3,484

Net income	$19,623	$13,628	$5,995

Earnings per share — basic	$0.99	$0.81	$0.18

Earnings per share — diluted	$0.90	$0.76	$0.14

      Net income for the nine months ended September 30, 2005 increased 44.0% over the same period in the 2004, which is due to an increase in net interest income of $23.7 million and an increase in non-interest income of $2.6 million, offset by an increase of $1.1 million to the provision for loan losses and $15.8 million in other expenses. The increase in net interest income for the nine month period ended September 30, 2005 over the same period in September 30, 2004 was the result of an increase in the volume of and yield earned on interest-earning assets, primarily loans.
      Net Interest Income and Net Interest Margin. Net interest income for the nine months ended September 30, 2005 increased 47.5% over the same period in 2004. This was due to an increase in interest income of $32.2 million, reflecting the effect of an increase of $543.8 million in average interest-bearing assets which was funded with an increase of $624.8 million in average deposits, of which $252.1 million were non-interest bearing.
      The average yield on our interest-earning assets was 5.71% for the nine months ended September 30, 2005, compared to 5.01% for the same period in 2004. The increase in the yield on our interest-earning assets is a result of an increase in market rates, repricing on our adjustable rate loans, and new loans originated with higher interest rates because of the higher interest rate environment. Also, loans, which typically yield more than our other interest-bearing assets, increased as a percent of total interest-bearing assets from 52.0% for the nine months ended September 30, 2004, to 62.5% for the same period in 2005.
      The cost of our average interest-bearing liabilities increased to 2.14% in the nine months ended September 30, 2005, from 1.63% in the nine months ended September 30, 2004, which is a result of higher rates paid on deposit accounts, borrowings and junior subordinated debt. The increase in the cost of our interest-bearing liabilities was partially offset by lower average balances on our borrowings, which typically carry higher rates than our deposits.

      Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the nine months ended September 30, 2005 and 2004 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities above. Yields on tax-exempt securities and loans are not computed on a tax equivalent basis.

	Nine Months Ended September 30,

	2005			2004

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost(6)	Balance	Interest	Yield/Cost(6)

	($ in thousands)
Earning Assets
Securities:
Taxable	$739,072	$22,053	3.99%	$765,629	$22,097	3.86%
Tax-exempt(1)	7,064	256	4.85	7,241	256	4.72

Total securities	746,136	22,309	4.00	772,870	22,353	3.86
Federal funds sold	82,124	1,919	3.12	29,190	224	1.03
Loans(1)(2)(3)	1,403,124	71,266	6.79	884,730	40,819	6.16
Federal Home Loan Bank stock	13,242	441	4.45	14,046	384	3.65

Total earnings assets	2,244,626	95,935	5.71	1,700,836	63,780	5.01
Non-earning Assets
Cash and due from banks	76,331			66,513
Allowance for loan losses	(17,255)			(12,859)
Bank-owned life insurance	31,064			25,395
Other assets	66,436			44,434

Total assets	$2,401,202			$1,824,319

Interest Bearing Liabilities
Interest-bearing deposits:
Interest checking	$107,359	$407	0.51%	$67,778	$76	0.15%
Savings and money market	791,664	11,279	1.90	527,711	5,143	1.30
Time deposits	276,385	5,438	2.63	207,254	3,125	2.01

Total interest-bearing deposits	1,175,408	17,124	1.95	802,743	8,344	1.39
Short-term borrowings	72,219	1,305	2.42	186,620	1,961	1.40
Long-term debt	111,314	2,259	2.71	110,487	2,376	2.87
Junior subordinated debt	30,928	1,520	6.57	30,928	1,103	4.76

Total interest-bearing liabilities	1,389,869	22,208	2.14	1,130,778	13,784	1.63

Non-interest Bearing Liabilities
Noninterest-bearing deposits	823,867			571,745
Other liabilities	10,482			13,679
Stockholders’ equity	176,984			108,117

Total liabilities and stockholders’ equity	$2,401,202			$1,824,319

Net interest income and margin(4)		$73,727	4.39%		$49,996	3.93%

Net interest spread(5)			3.57%			3.38%

(1)	Yields on loans and securities have not been adjusted to a tax equivalent basis.

(2)	Net loan fees of $915,000 and $635,000 are included in the yield computation for September 30, 2005 and 2004, respectively.

(3)	Includes average non-accrual loans of $454,000 in 2005 and $347,000 in 2004.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(5)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(6)	Annualized.

     Net Interest Income. The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Nine Months Ended September 30,

	2005 v. 2004
	Increase (Decrease)
	Due to Changes in(1)

	Volume	Rate	Total

	(In thousands)
Interest on securities:
Taxable	$(792)	$748	$(44)
Tax-exempt	(6)	6	—
Federal funds sold	1,237	458	1,695
Loans	26,330	4,117	30,447
Other investment	(27)	84	57

Total interest income	26,742	5,413	32,155
Interest expense:
Interest checking	150	181	331
Savings and Money market	3,761	2,375	6,136
Time deposits	1,360	953	2,313
Short-term borrowings	(2,067)	1,411	(656)
Long-term debt	17	(134)	(117)
Junior subordinated debt	—	417	417

Total interest expense	3,221	5,203	8,424

Net increase	$23,521	$210	$23,731

(1)	Changes due to both volume and rate have been allocated to volume changes.
     Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
      Our provision for loan losses was $4.2 million for the nine months ended September 30, 2005, compared to $3.2 million for the same period in 2004. The provision increased primarily due to the growth of the loan portfolio. Loan growth for the nine months ended September 30, 2005 was $429.0 million, compared to $352.4 million for the nine months ended September 30, 2004, an increase of $76.6 million.
      Non-Interest Income. We earn non-interest income primarily through fees related to:

•	Trust and investment advisory services,

•	Services provided to deposit customers, and

•	Services provided to current and potential loan customers.

      The following tables present, for the periods indicated, the major categories of non-interest income:

	Nine Months Ended
	September 30,
			Increase
	2005	2004	(Decrease)

	(In thousands)
Trust and investment advisory services	$4,108	$1,801	$2,307
Service charges	1,858	1,884	(26)
Income from bank owned life insurance	1,045	908	137
Investment securities gains, net	69	14	55
Other	1,655	1,568	87

Total non-interest income	$8,735	$6,175	$2,560

      The $2.6 million, or 41.5%, increase in non-interest income from the nine months ended September 30, 2004 to the nine months ended September 30, 2005 was due to an increase in Miller/ Russell investment advisory revenues.
      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Nine Months Ended
	September 30,
			Increase
	2005	2004	(Decrease)

	(In thousands)
Salaries and employee benefits	$27,049	$17,934	$9,115
Occupancy	7,314	5,271	2,043
Customer service	2,930	1,473	1,457
Advertising, public relations and business development	2,023	1,234	789
Legal, professional and director fees	1,523	1,057	466
Correspondent banking service charges and wire transfer costs	1,220	888	332
Audits and exams	1,128	822	306
Data processing	715	467	248
Supplies	804	616	188
Travel and automobile	487	307	180
Insurance	540	383	157
Telephone	558	419	139
Other	1,523	1,185	338

Total non-interest expense	$47,814	$32,056	$15,758

      Non-interest expense grew $15.8 million from the nine months ended September 30, 2004 to the same period in 2005. This increase is attributable to our overall growth, and specifically to the opening of new branches and hiring of new relationship officers and other employees. At September 30, 2005, we had 522 full-time equivalent employees compared to 399 at September 30, 2004. Miller/ Russell was acquired in May 2004, three banking branches were opened during calendar year 2004, and two banking branches were opened during the nine months ended September 30, 2005. The increase in salaries and occupancy expenses related to the above for the nine month period ended September 30, 2005 totaled $11.2 million, which is 71% of the total increase in non-interest expenses. Customer service expense increased $1.5 million from the nine month period ended September 30, 2004 to the same period in 2005, due to an increase in the analysis earnings credit rate used to calculate earnings credits accrued for the benefit of certain title company deposit accounts. Other non-interest expense increased, in general, as a result of the growth in assets and operations of Alliance Bank of Arizona and Torrey Pines Bank and overall growth of BankWest of Nevada.
      Provision for Income Taxes. Our effective federal income tax rate was 35.5%, for the nine months ended September 30, 2005, compared to 35.0%, for the nine months ended September 30, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      The following table sets forth a summary financial overview for the years ended December 31, 2004 and 2003.

	Years Ended
	December 31,
			Increase
	2004	2003	(Decrease)

	($ in thousands, except per share
	data)
Consolidated Statement of Earnings Data:
Interest income	$90,855	$53,823	$37,032
Interest expense	19,720	12,798	6,922

Net interest income	71,135	41,025	30,110
Provision for loan losses	3,914	5,145	(1,231)

Net interest income after provision for loan losses	67,221	35,880	31,341
Other income	8,726	4,270	4,456
Other expense	44,929	27,290	17,639

Net income before income taxes	31,018	12,860	18,158
Income tax expense	10,961	4,171	6,790

Net income	$20,057	$8,689	$11,368

Earnings per share — basic	$1.17	$0.61	$0.56

Earnings per share — diluted	$1.09	$0.59	$0.50

      The 130.8% increase in net income in the year ended December 31, 2004 compared to the year ended December 31, 2003 was attributable primarily to an increase in net interest income of $30.1 million and a $1.2 million decrease to the provision for loan losses, partially offset by a $17.6 million increase to other expenses. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans, and a decrease in our cost of funds, due principally to an increase in non-interest bearing deposits.
      Net Interest Income and Net Interest Margin. The 73.4% increase in net interest income for the year ended December 31, 2004 compared to the year ended December 31, 2003 was due to an increase in interest income of $37.0 million, reflecting the effect of an increase of $706.4 million in average interest-bearing assets which was funded with an increase of $558.7 million in average deposits, of which $255.5 million were non-interest bearing.
      The average yield on our interest-earning assets was 5.11% for the year ended December 31, 2004, compared to 5.03% for the year ended December 31, 2003, an increase of 1.6%. The slight increase in the yield on our interest-earning assets is a result of an increase in the yield earned on our securities portfolio and a shift of federal funds sold into higher-yielding securities, offset by a decline in the yield on our loan portfolio as fixed rate loans repriced at lower interest rate levels. The increase in the yield on our securities portfolio from 3.70% in 2003 to 3.89% in 2004 was due to two factors: (1) most of the growth of our securities portfolio was in mortgage-backed securities, which typically yield more than our other securities classes; and (2) premium amortization on our mortgage-backed securities portfolio decreased from 2003 to 2004 due to less prepayment activity on the underlying mortgages.
      The cost of our average interest-bearing liabilities decreased to 1.68% in the year ended December 31, 2004, from 1.76% in the year ended December 31, 2003, which is a result of lower rates paid on deposit accounts, offset by higher average balances and rates paid on borrowings.
      Our average rate on our interest-bearing deposits decreased 4.0% from 1.49% for the year ended December 31, 2003, to 1.43% for the year ended December 31, 2004, reflecting reductions in general market rates. Our average rate on total deposits (including non-interest bearing deposits) decreased 8.7% from 0.92% for the year ended December 31, 2003, to 0.84% for the year ended December 31, 2004.
      Our interest margin of 4.00% for the year ended December 31, 2004 was higher than our margin for the previous year of 3.83% due to an increase in our yield on interest-bearing assets and a decrease in our overall cost of funds.

      Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the years ended December 31, 2004 and 2003 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities below.

	Years Ended December 31,

	2004			2003

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	($ in thousands)
Earning Assets
Securities:
Taxable	$781,407	$30,373	3.89%	$432,425	$15,938	3.69%
Tax-exempt(1)	7,198	341	4.74	7,266	346	4.76

Total securities	788,605	30,714	3.89	439,691	16,284	3.70
Federal funds sold	25,589	293	1.15	52,735	578	1.10
Loans(1)(2)(3)	947,848	59,311	6.26	571,501	36,792	6.44
Federal Home Loan Bank stock	14,320	537	3.75	6,063	169	2.79

Total earnings assets	1,776,362	90,855	5.11	1,069,990	53,823	5.03
Non-earning Assets
Cash and due from banks	67,334			41,415
Allowance for loan losses	(13,370)			(8,783)
Bank-owned life insurance	25,544			17,934
Other assets	47,077			28,264

Total assets	$1,902,947			$1,148,820

Interest Bearing Liabilities
Interest-bearing deposits:
Interest checking	$73,029	$142	0.19%	$51,723	$93	0.18%
Savings and money market	561,744	7,585	1.35	336,012	4,358	1.30
Time deposits	214,515	4,396	2.05	158,418	3,707	2.34

Total interest-bearing deposits	849,288	12,123	1.43	546,153	8,158	1.49
Short-term borrowings	239,175	4,472	1.87	111,258	1,671	1.50
Long-term debt	54,733	1,586	2.90	37,701	1,475	3.91
Junior subordinated debt	30,928	1,539	4.98	30,928	1,494	4.83

Total interest-bearing liabilities	1,174,124	19,720	1.68	726,040	12,798	1.76

Non-interest Bearing Liabilities
Noninterest-bearing deposits	600,790			345,274
Other liabilities	13,268			6,230
Stockholders’ equity	114,765			71,276

Total liabilities and stockholders’ equity	$1,902,947			$1,148,820

Net interest income and margin(4)		$71,135	4.00%		$41,025	3.83%

Net interest spread(5)			3.43%			3.27%

(1)	Yields on loans and securities have not been adjusted to a tax equivalent basis.

(2)	Net loan fees of $872,000 and $810,000 are included in the yield computation for 2004 and 2003, respectively.

(3)	Includes average non-accrual loans of $426,000 in 2004 and $393,000 in 2003.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(5)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

     Net Interest Income. The table below sets forth the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Years Ended December 31,

	2004 v. 2003
	Increase (Decrease)
	Due to Changes in(1)

	Volume	Rate	Total

	(In thousands)
Interest on securities:
Taxable	$13,565	$870	$14,435
Tax-exempt	(3)	(2)	(5)
Federal funds sold	(311)	26	(285)
Loans	23,550	(1,031)	22,519
Other investment	310	58	368

Total interest income	37,111	(79)	37,032
Interest expense:
Interest checking	41	8	49
Savings and Money market	3,048	179	3,227
Time deposits	1,150	(461)	689
Short-term borrowings	2,392	409	2,801
Long-term debt	494	(383)	111
Junior subordinated debt	—	45	45

Total interest expense	7,125	(203)	6,922

Net increase (decrease)	$29,986	$124	$30,110

(1)	Changes due to both volume and rate have been allocated to volume changes.
      Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
      Our provision for loan losses declined to $3.9 million for the year ended December 31, 2004, from $5.1 million for the year ended December 31, 2003. The provision declined because (1) net charge-offs decreased from $953,000 in 2003 to $21,000 in 2004; (2) our asset quality has remained high, with nonperforming loans as a percentage of total loans at 0.13% at December 31, 2004 and 0.04% at December 31, 2003; and (3) we have maintained a relatively low level of charge-offs over the last five years, which yielded lower loss experience factors in our required reserve calculations. These factors are adjusted periodically to reflect this historical experience and were most recently adjusted in December 2004.
      Non-Interest Income. We earn non-interest income primarily through fees related to:

•	Trust and investment advisory services,

•	Services provided to deposit customers, and

•	Services provided to current and potential loan customers.

      The following tables present, for the periods indicated, the major categories of non-interest income:

	Years Ended
	December 31,
			Increase
	2004	2003	(Decrease)

	(In thousands)
Trust and investment advisory services	$2,896	$—	$2,896
Service charges	2,333	1,998	335
Income from bank owned life insurance	1,203	967	236
Mortgage loan pre-underwriting fees	435	792	(357)
Investment securities gains (losses), net	19	(265)	284
Other	1,840	778	1,062

Total non-interest income	$8,726	$4,270	$4,456

      The $4.5 million, or 104.4%, increase in non-interest income was influenced by several factors. Premier Trust, Inc. was purchased on December 30, 2003, and Miller/ Russell & Associates, Inc. was purchased on May 17, 2004. Collectively, these subsidiaries produced $2.9 million in trust and investment advisory fees in the year ended December 31, 2004. We had no such income in 2003.
      Service charges increased $335,000 from 2003 to 2004 due to higher deposit balances and the growth in our customer base.
      Income from bank owned life insurance, or BOLI, increased $236,000. We purchased the BOLI products in 2003 to help offset employee benefit costs. The first year for which we earned twelve months’ income from BOLI was 2004.
      Mortgage loan pre-underwriting fees decreased $357,000 due to a lower volume of refinance activity in 2004 as compared to 2003, and a shift in strategy whereby we began originating certain mortgages for our own portfolio rather than acting as a broker for mortgages.
      Other income increased $1.1 million, due in part, to the sale and servicing of SBA loans by Alliance Bank of Arizona, which resulted in other income of $341,000, and the increase in ATM fees, income from wire transfer activity and debit card income.

      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Years Ended
	December 31,
			Increase
	2004	2003	(Decrease)

	(In thousands)
Salaries and employee benefits	$25,590	$15,615	$9,975
Occupancy	7,309	4,820	2,489
Customer service	1,998	752	1,246
Advertising, public relations and business development	1,672	989	683
Legal, professional and director fees	1,405	1,111	294
Correspondent banking service charges and wire transfer costs	1,260	512	748
Audits and exams	935	435	500
Supplies	838	619	219
Data Processing	641	466	175
Telephone	578	424	154
Insurance	540	305	235
Travel and automobile	467	261	206
Organizational costs	—	604	(604)
Other	1,696	377	1,319

Total non-interest expense	$44,929	$27,290	$17,639

      Non-interest expense grew $17.6 million, or 64.6%. This growth is attributable to our overall growth, and specifically to the opening of new branches and the hiring of new relationship officers and other employees, particularly at Alliance Bank of Arizona and Torrey Pines Bank, both of which opened during the year ended December 31, 2003. At December 31, 2004, we had 454 full-time equivalent employees compared to 317 at December 31, 2003. Miller/ Russell was acquired in 2004, Premier Trust was acquired on December 30, 2003, and three banking branches were opened during 2004. Two bank branches were opened at the end of 2003, causing a minimal impact on 2003 expenses. The increase in salaries and occupancy expenses related to the above totaled $12.5 million, which is 71% of the total increase in non-interest expenses.
      Also affecting non-interest expenses was the increase in our customer service costs. This line item grew $1.2 million, or 166%, due primarily to an increase in analysis earnings credits paid to certain title company depositors of $606,000, due to higher balances maintained by the title companies and higher earnings credit rates at the end of 2004. We provide an analysis earnings credit for certain title company depositors, which is calculated by applying a variable crediting rate to such customers’ average monthly deposit balances, less any deposit service charges incurred. We then purchase external services on their behalf based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The costs associated with these earnings credits will increase or decrease based on movements in crediting rates and fluctuations in the average monthly deposit balances. The remaining increase is attributable to growth in our customer base and branch locations.
      Our correspondent banking service charges and wire transfer costs increased $748,000, or 146.1%. At the end of 2003, we converted to a new wire transfer system which allowed for a much more efficient wire transfer process. This effectively allowed us to handle a much higher volume of wire transfers at current staffing levels, although we incurred additional software and data processing costs in 2004 that are reflected in this line item.
      We incurred $604,000 of organizational costs in 2003 related to the opening of Alliance Bank of Arizona and Torrey Pines Bank the same year. No new banks were opened in 2004, and thus no organizational costs were incurred.

      Other non-interest expense increased $1.3 million from December 31, 2003 to December 31, 2004. Other non-interest expense increased, in general, as a result of the growth in assets and operations of the two de novo banks and overall growth of BankWest of Nevada. The first full year of operations for the two de novo banks was 2004.
      Provision for Income Taxes. We recorded tax provisions of $11.0 million and $4.2 million for the years ended December 31, 2004 and 2003, respectively. Our effective tax rates were 35.3% and 32.4% for 2004 and 2003, respectively. The increase of the effective tax rates from 2003 to 2004 was primarily due to state income taxes, as 2004 was the first full year of operations in Arizona and California.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      The following table sets forth a summary financial overview for the years ended December 31, 2003 and 2002:

	Years Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	($ in thousands, except
	per share data)
Consolidated Statement of Earnings Data:
Interest income	$53,823	$39,117	$14,706
Interest expense	12,798	9,771	3,027

Net interest income	41,025	29,346	11,679
Provision for loan losses	5,145	1,587	3,558

Net interest income after provision for loan losses	35,880	27,759	8,121
Other income	4,270	3,935	335
Other expense	27,290	19,050	8,240

Net income before income taxes	12,860	12,644	216
Income tax expense	4,171	4,235	(64)

Net income	$8,689	$8,409	$280

Earnings per share — basic	$0.61	$0.79	$(0.18)

Earnings per share — diluted	$0.59	$0.78	$(0.19)

      Our net income grew by 3.3% to $8.7 million for the year ended December 31, 2003, as compared to $8.4 million for the year ended December 31, 2002. The increase is attributable to an increase of net interest income of $11.7 million, offset by an increased provision for loan losses of $3.6 million and an increase in non-interest expenses of $8.2 million. The increase in net interest income was a result of an increase in the volume of interest-earning assets, both investments and loans, and a decrease in our cost of funds due principally to lower rates paid on deposit accounts.
      Net Interest Income and Net Interest Margin. The 39.8% increase in net interest income for the year was due to an increase in interest income of $14.7 million, reflecting the effect of an increase of $427.3 million in average interest-earning assets, funded by an increase of $307.1 million in average deposits and an increase of $122.9 million in average borrowings.
      The average yield on our interest-earning assets was 5.03% for the year ended December 31, 2003, compared to 6.09% for the year ended December 31, 2002, a decrease of 17.4%. The decrease in our yield on interest-earning assets is a result of a general decline in interest rates. Thus, interest-bearing assets acquired in 2003 yielded lower rates than the respective portfolios earned in 2002. Further, certain variable rate instruments that were on the books in 2002 re-priced in 2003 at lower rates.

      The cost of our average interest-bearing liabilities decreased to 1.76% in the year ended December 31, 2003, compared to 2.37% in 2002, which is a result of lower rates paid on deposits and borrowings.
      The average rate on our interest-bearing deposits decreased 28.7% from 2.09% for the year ended December 31, 2002, to 1.49% for the year ended December 31, 2003, reflecting reductions in general market rates. However, the reduction in general market rates was offset by higher interest-bearing deposit rates at Alliance Bank of Arizona.
      Our interest margin of 3.83% for the year ended December 31, 2003 was lower than our margin of 4.57% for the previous year due to a decrease in our yield on interest-bearing assets. We also experienced a decrease in our cost of funding, but, due partially to the higher rates paid at Alliance Bank of Arizona, it was not enough to offset the decrease in asset yield.
      Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the years ended December 31, 2003 and 2002, and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities above. Yields on tax-exempt securities and loans are not computed on a tax equivalent basis.

	Years Ended December 31,

	2003			2002

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	($ in thousands)
Earning Assets
Securities:
Taxable	$432,425	$15,938	3.69%	$143,202	$6,616	4.62%
Tax-exempt(1)	7,266	346	4.76	7,419	354	4.77

Total securities	439,691	16,284	3.70	150,621	6,970	4.63
Federal funds sold	52,735	578	1.10	51,358	794	1.55
Loans(1)(2)(3)	571,501	36,792	6.44	439,391	31,290	7.12
Federal Home Loan Bank stock	6,063	169	2.79	1,364	63	4.62

Total earnings assets	1,069,990	53,823	5.03	642,734	39,117	6.09
Non-earning Assets
Cash and due from banks	41,415			33,324
Allowance for loan losses	(8,783)			(7,110)
Bank-owned life insurance	17,934			—
Other assets	28,264			18,979

Total assets	$1,148,820			$687,927

	Years Ended December 31,

	2003			2002

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	($ in thousands)
Interest Bearing Liabilities
Interest-bearing deposits:
Interest checking	$51,723	$93	0.18%	$43,139	$102	0.24%
Savings and money market	336,012	4,358	1.30	198,613	3,823	1.92
Time deposits	158,418	3,707	2.34	112,782	3,469	3.08

Total interest-bearing deposits	546,153	8,158	1.49	354,534	7,394	2.09
Short-term borrowings	111,258	1,671	1.50	14,332	354	2.47
Long-term debt	37,701	1,475	3.91	27,098	1,085	4.00
Junior subordinated debt	30,928	1,494	4.83	16,108	938	5.82

Total interest-bearing liabilities	726,040	12,798	1.76	412,072	9,771	2.37
Non-interest Bearing Liabilities
Noninterest-bearing demand deposits	345,274			229,843
Other liabilities	6,230			2,642
Stockholders’ equity	71,276			43,370

Total liabilities and stockholders’ equity	$1,148,820			$687,927

Net interest income and margin(4)		$41,025	3.83%		$29,346	4.57%

Net interest spread(5)			3.27%			3.72%

(1)	Yields on loans and securities have not been adjusted to a tax equivalent basis.

(2)	Net loan fees of $810,000 and $674,000 are included in the yield computation for 2003 and 2002, respectively.

(3)	Includes average non-accrual loans of $393,000 in 2003 and $1.3 million in 2002.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(5)	Net interest spread represents average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

      Net Interest Income. The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Years Ended December 31,

	2003 v. 2002
	Increase (Decrease)
	Due to Changes in(1)

	Volume	Rate	Total

	(In thousands)
Interest on securities:
Taxable	$10,660	$(1,338)	$9,322
Tax-exempt	(7)	(1)	(8)
Federal funds sold	15	(231)	(216)
Loans	8,505	(3,003)	5,502
Other investment	131	(25)	106

Total interest income	19,304	(4,598)	14,706
Interest expense:
Interest checking	15	(24)	(9)
Savings and Money market	1,782	(1,247)	535
Time deposits	1,068	(830)	238
Short-term borrowings	1,532	(215)	1,317
Long-term debt	217	173	390
Junior subordinated debt	716	(160)	556

Total interest expense	5,330	(2,303)	3,027

Net increase (decrease)	$13,974	$(2,295)	$11,679

(1)	Changes due to both volume and rate have been allocated to volume changes.
      Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
      Our provision for loan losses increased $3.6 million for the year ended December 31, 2003, compared to December 31, 2002. The provision increased primarily because of a growth in loans of $268.7 million in 2004, as compared to the previous year’s loan growth of $57.1 million. Our provision also increased due to the significant growth seen at our two de novo banks in 2003.

      Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income.

	Nine Months
	Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	(In thousands)
Service charges	$1,998	$1,644	$354
Income from bank owned life insurance	967	—	967
Mortgage loan pre-underwriting fees	792	719	73
Investment securities gains (losses), net	(265)	609	(874)
Other	778	963	(185)

Total non-interest income	$4,270	$3,935	$335

      The $354,000, or 21.5%, increase in service charges was due to higher deposit balances and the growth in our customer base.
      BOLI was purchased in March 2003, and thus there was no income from bank owned life insurance in the year ended December 31, 2002. We purchased BOLI to help offset employee benefit costs.
      Mortgage loan pre-underwriting fees increased $73,000, or 10.2%, due to an increase in mortgage activity in the year ended December 31, 2003 over the year ended December 31, 2002, caused by lower interest rates and a strong real estate market.
      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense.

	Nine Months
	Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	(In thousands)
Salaries and employee benefits	$15,615	$9,921	$5,694
Occupancy	4,820	3,794	1,026
Legal, professional and director fees	1,111	775	336
Advertising, public relations and business development	989	687	302
Customer service	752	831	(79)
Supplies	619	350	269
Organizational costs	604	461	143
Correspondent banking service charges and wire transfer costs	512	291	221
Data processing	466	324	142
Audit and exams	435	330	105
Telephone	424	191	233
Insurance	305	209	96
Travel and automobile	261	131	130
Other	377	755	(378)

Total non-interest expense	$27,290	$19,050	$8,240

      The $8.2 million, or 43.3%, increase in total non-interest expense was principally the result of the opening of two de novo banks in the year ended December 31, 2003, and to a lesser extent the overall growth of BankWest of Nevada. The salaries and employee benefits expense increased $5.7 million, or 57.4%, which is directly attributable to the opening of two new banks and the hiring of additional staff at BankWest of Nevada to service the growing customer base. We had 317 full-time equivalent employees at December 31, 2003, as compared to 207 at December 31, 2002.
      The $1.0 million, or 27.0%, growth in occupancy expense is also a result of the opening of the de novo banks. Alliance Bank of Arizona and Torrey Pines Bank opened a total of five branch locations in Phoenix and Tucson, Arizona and San Diego, California, respectively, during the year ended December 31, 2003.
      The increases in salaries and employee benefits and occupancy expenses noted above totaled $6.7 million, or 81.6% of the total increase in non-interest expenses.
      Most other individual line items comprising total non-interest expenses were also affected by the opening of Alliance Bank of Arizona and Torrey Pines Bank, including advertising, supplies, correspondent banking service charges, data processing, audits and exams, telephone, insurance and travel and automobile. Accordingly, each of these line items increased in 2003 as compared to 2002.
      Customer service is one of the few non-interest expense items to experience a decrease from the year ended December 31, 2002 to the year ended December 31, 2003. Customer service expense decreased $79,000, or 9.5%. This is primarily due to a decrease in the analysis earnings credit paid to certain title company depositors of $230,000, due to lower balances maintained by the title companies and a lower earnings credit rate during the year ended December 31, 2003. This decrease was offset by an increase to other components of this expense line-item, due to growth in our customer base and the new banking institutions.
      We incurred $604,000 and $461,000 in organizational costs in the years ended December 31, 2003 and 2002, respectively, related to the organization and opening of Alliance Bank of Arizona and Torrey Pines Bank.
      Provision for Income Taxes. We recorded tax provisions of $4.2 million in 2003 and 2002. Our effective tax rates for 2003 and 2002 were comparable at 32.4% and 33.5%, respectively.
Financial Condition

Total Assets
      On a consolidated basis, our total assets as of September 30, 2005, December 31, 2004 and December 31, 2003 were $2.7 billion, $2.2 billion and $1.6 billion, respectively. The overall increase from December 31, 2004 to September 30, 2005 was primarily due to a $429.0 million, or 36.1%, increase in gross loans and a $179.2 million, or 155.3% increase in cash and cash equivalents. Likewise, the growth in assets from December 31, 2003 to December 31, 2004 was primarily due to a $455.5 million, or 62.1%, increase in gross loans and a $49.5 million, or 75.1% increase in cash and cash equivalents.

Loans
      Our gross loans, including deferred loan fees, on a consolidated basis as of September 30, 2005, December 31, 2004, and December 31, 2003 were $1.6 billion, $1.2 billion and $733.1 million, respectively. Since December 31, 2000, construction and land development loans experienced the highest growth within the portfolio, growing from $37.3 million to $397.0 million as of September 30, 2005. Residential real estate experienced the second highest amount of growth, growing from $20.0 million as of December 31, 2000 to $239.5 million as of September 30, 2005. Our overall growth in loans from December 31, 2000 to September 30, 2005 is consistent with our focus and strategy to grow our loan portfolio by focusing on markets which we believe have attractive growth prospects. See “Business — Business Strategy.”

      The following table shows the amounts of loans outstanding by type of loan at the end of each of the periods indicated.

		December 31,
	September 30,
	2005	2004	2003	2002	2001	2000

	(In thousands)
Construction and land development	$396,970	$323,176	$195,182	$127,974	$82,604	$37,283
Commercial real estate	655,004	491,949	324,702	209,834	208,683	168,314
Residential real estate	239,538	116,360	42,773	21,893	18,067	20,043
Commercial and industrial	307,045	241,292	159,889	94,411	85,050	84,200
Consumer	21,046	17,682	11,802	10,281	13,156	14,561
Net deferred loan fees	(2,062)	(1,924)	(1,270)	(38)	(350)	(51)

Gross loans, net of deferred fees	1,617,541	1,188,535	733,078	464,355	407,210	324,350
Less: Allowance for loan losses	(19,288)	(15,271)	(11,378)	(6,449)	(6,563)	(4,746)

	$1,598,253	$1,173,264	$721,700	$457,906	$400,647	$319,604

      The following table sets forth the amount of loans outstanding by type of loan as of December 31, 2004 which were contractually due in one year or less, more than one year and less than five years, and more than five years based on remaining scheduled repayments of principal. Lines of credit or other loans having no stated final maturity and no stated schedule of repayments are reported as due in one year or less.
      The table also presents an analysis of the rate structure for loans within the same maturity time periods.

	December 31, 2004

	Due Within	Due 1-5	Due Over
	One Year	Years	Five Years	Total

	(In thousands)
Construction and land development	$249,878	$63,175	$10,123	$323,176
Commercial real estate	54,357	153,067	284,525	491,949
Residential real estate	16,101	15,834	84,425	116,360
Commercial and industrial	138,993	90,290	12,009	241,292
Consumer	13,256	4,283	143	17,682
Net deferred loan fees	—	—	—	(1,924)

Gross loans, net of deferred fees	472,585	326,649	391,225	1,188,535
Less: Allowance for loan losses	—	—	—	(15,271)

	$472,585	$326,649	$391,225	$1,173,264

Interest rates:
Fixed	$44,341	$163,644	$291,742	$499,727
Variable	428,244	163,005	99,483	690,732
Net deferred loan fees	—	—	—	(1,924)

Gross loans, net of deferred fees	$472,585	$326,649	$391,225	$1,188,535

      Concentrations. Our loan portfolio has a concentration of loans in real-estate related loans and includes significant credit exposure to the commercial real estate industry. As of September 30, 2005, December 31, 2004 and December 31, 2003, real estate-related loans comprised 79.7%, 78.3% and 76.6% of total gross loans, respectively. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally no more than 80%. Approximately one-half of these real estate loans are owner occupied.

One-to-four family residential real estate loans have a lower risk than commercial real estate and construction and land development loans due to lower loan balances to single borrowers. Our policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk we are willing to accept. Repayment of loans is expected from the sale proceeds of the collateral or from the borrower’s cash flows. Deterioration in the performance of the economy or real estate values in our primary market areas, in particular, could have an adverse impact on collectibility, and consequently have an adverse effect on our profitability. See “Risk Factors.”
      Non-Performing Assets. Non-performing loans include loans past due 90 days or more and still accruing interest, non-accrual loans, restructured loans, and other real estate owned, or OREO. In general, loans are placed on non-accrual status when we determine timely recognition of interest to be in doubt due to the borrower’s financial condition and collection efforts. Restructured loans have modified terms to reduce either principal or interest due to deterioration in the borrower’s financial condition. OREO results from loans where we have received physical possession of the borrower’s assets. The following table summarizes the loans for which the accrual of interest has been discontinued, loans past due 90 days or more and still accruing interest, restructured loans, and OREO.

	At or for the	At or for the Years Ended December 31,
	Nine Months Ended
	September 30, 2005	2004	2003	2002	2001	2000

	($ in thousands)
Total nonaccrual loans	$175	$1,591	$210	$1,039	$686	$3,251
Loans past due 90 days or more and still accruing	2,503	2	65	317	236	1,186
Restructured loans	—	—	—	2,193	—	—
Total non-performing loans	2,678	1,593	275	3,549	922	4,437
Other real estate owned (OREO)	—	—	—	—	79	—
Total non-performing assets	2,678	1,593	275	3,549	1,001	4,437
Non-performing loans to gross loans	0.17%	0.13%	0.04%	0.76%	0.23%	1.37%
Non-performing assets to gross loans and OREO	0.17	0.13	0.04	0.76	0.25	1.37
Non-performing assets to total assets	0.09	0.07	0.02	0.41	0.17	1.00
Interest income received on nonaccrual loans	$3	$61	$6	$158	$49	$430
Interest income that would have been recorded under the original terms of the loans	18	96	29	242	108	669
      As of September 30, 2005 and December 31, 2004, non-accrual loans totaled $175,000 and $1.6 million, respectively. The decrease is due to a pay-off of a non-accrual credit with a balance of $1.2 million. Non-accrual loans at September 30, 2005 consisted of six loans, none larger than $77,000. Loans past due 90 days or more and still accruing consist almost entirely of credits with one borrower.
      OREO Properties. As of September 30, 2005 and December 31, 2004, we did not have any OREO properties.
      Impaired Loans. A loan is impaired when it is probable we will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The categories of non-accrual loans and impaired loans overlap, although they are not coextensive. A loan can be placed on non-accrual status due to payment delinquency or uncertain collectibility but is not considered impaired, if it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan. We consider all circumstances regarding the loan and borrower on an individual basis when determining whether a loan is impaired such as the collateral value, reasons for the delay, payment record, the amount past due, and number of days past due.
      As of September 30, 2005, December 31, 2004 and December 31, 2003, the aggregate total amount of loans classified as impaired was $175,000, $1.7 million and $333,000, respectively. The total specific allowance for loan losses related to these loans was $60,000, $498,000 and $130,000 for September 30, 2005 and December 31, 2004 and 2003, respectively.

Allowance for Loan Losses
      Like all financial institutions, we must maintain an adequate allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when we believe that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience, together with the other factors noted earlier.
      Our allowance for loan loss methodology incorporates several quantitative and qualitative risk factors used to establish the appropriate allowance for loan loss at each reporting date. Quantitative factors include our historical loss experience, peer group experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, other factors, and information about individual loans including the borrower’s sensitivity to interest rate movements. Qualitative factors include the economic condition of our operating markets and the state of certain industries. Specific changes in the risk factors are based on perceived risk of similar groups of loans classified by collateral type, purpose and terms. Statistics on local trends, peers, and an internal five-year loss history are also incorporated into the allowance. Due to the credit concentration of our loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada, Arizona and Southern California. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation, or FDIC, and state banking regulatory agencies, as an integral part of their examination processes, periodically review the Banks’ allowance for loan losses, and may require us to make additions to the allowance based on their judgment about information available to them at the time of their examinations. Management periodically reviews the assumptions and formulae used in determining the allowance and makes adjustments if required to reflect the current risk profile of the portfolio.
      The allowance consists of specific and general components. The specific allowance relates to watch credits, criticized loans, and impaired loans. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan, pursuant to Financial Accounting Standards Board, or FASB, Statement No. 114, Accounting by Creditors for Impairment of a Loan. The general allowance covers non-classified loans and is based on historical loss experience adjusted for the various qualitative and quantitative factors listed above, pursuant to FASB Statement No. 5, or FASB 5, Accounting for Contingencies. Loans graded “Watch List/ Special Mention” and below are individually examined closely to determine the appropriate loan loss reserve.

      The table below presents information regarding our provision and allowance for loan losses for the periods and years indicated.

	At or for the
	Nine Months Ended
	September 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	($ in thousands)
Allowance for loan losses:
Balance at beginning of period	$15,271	$11,378	$11,378	$6,449	$6,563	$4,746	$4,166
Provisions charged to operating expenses	4,217	3,163	3,914	5,145	1,587	2,800	4,299
Adjustments(1)	—	—	—	737	(850)	—	—
Recoveries of loans previously charged-off:
Construction and land development	—	—	—	—	—	—	—
Commercial real estate	—	—	—	140	—	—	—
Residential real estate	3	9	15	1	—	—	—
Commercial and industrial	156	111	132	272	464	921	87
Consumer	12	10	10	7	7	32	—

Total recoveries	171	130	157	420	471	953	87
Loans charged-off:
Construction and land development	—	—	—	—	—	—	—
Commercial real estate	—	—	—	140	—	132	—
Residential real estate	—	9	9	20	60	—	—
Commercial and industrial	125	104	115	1,090	1,201	1,601	3,516
Consumer	246	33	54	123	61	203	290

Total charged-off	371	146	178	1,373	1,322	1,936	3,806
Net charge-offs	200	16	21	953	851	983	3,719

Balance at end of period	$19,288	$14,525	$15,271	$11,378	$6,449	$6,563	$4,746

Net charge-offs to average loans outstanding	0.02%	0.00%	0.00%	0.17%	0.19%	0.27%	1.24%
Allowance for loan losses to gross loans	1.19	1.34	1.28	1.55	1.39	1.61	1.46

(1)	In accordance with regulatory reporting requirements and American Institute of Certified Public Accountants’ Statement of Position 01-06, Accounting by Certain Entities that Lend to or Finance the Activities of Others, the Company has reclassified the portion of its allowance for loan losses that relates to undisbursed commitments during the year ended December 31, 2002. During the year ended December 31, 2003, management reevaluated its methodology for calculating this amount and reclassified an amount from other liabilities to the allowance for loan losses. The liability amount was approximately $507,000, $307,000 and $68,000 as of September 30, 2005 and December 31, 2004 and 2003, respectively.

      The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition.

			December 31,

	September 30,
	2005		2004		2003		2002		2001		2000

		% of		% of		% of		% of		% of		% of
		Loans in		Loans in		Loans in		Loans in		Loans in		Loans in
		Each		Each		Each		Each		Each		Each
		Category		Category		Category		Category		Category		Category
		to Gross		to Gross		to Gross		to Gross		to Gross		to Gross
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Construction and land development	$5,905	24.5%	$4,920	27.1%	$3,252	26.6%	$1,050	27.6%	$1,462	20.3%	$493	11.4%
Commercial real estate	2,432	40.4	2,095	41.3	1,446	44.2	2,531	45.2	1,566	51.2	1,645	51.9
Residential real estate	530	14.8	327	9.8	179	5.8	282	4.7	100	4.4	89	6.2
Commercial and industrial	9,942	19.0	7,502	20.3	6,192	21.8	2,340	20.3	3,110	20.9	2,228	26.0
Consumer	479	1.3	427	1.5	309	1.6	246	2.2	325	3.2	291	4.5

Total	$19,288	100.0%	$15,271	100.0%	$11,378	100.0%	$6,449	100.0%	$6,563	100.0%	$4,746	100.0%

      In general, the “Commercial and Industrial Loans” category represents the highest risk category for commercial banks. Historically, our largest source of losses has been in this category. As a result, we utilize a larger estimated loss factor for this category than we do for real estate secured loans. Our commercial loan portfolio as of September 30, 2005 was $307.0 million, or 19.0% of total loans. Other categories, such as stock and bond secured or assignment of cash collateral loans are provided a nominal loss factor based upon a history of comparatively lower losses. While the majority of our historical charge-offs have occurred in the commercial portfolio, we believe that the allowance allocation is adequate when considering the current composition of commercial loans and related loss factors.
      Our “Construction and Land Development” category reflects some borrower concentration risk and carries the enhanced risk encountered with construction loans in general. Currently, construction activity within our primary markets is very competitive, presenting challenges in the timely completion of projects. A construction project can be delayed for an extended period as unanticipated problems arise. Unscheduled work can be difficult to accomplish due to the high demand for construction workers and delays associated with permitting issues. As a result, a higher loan loss allocation is devoted to this loan category than to other loan categories except commercial and industrial loans as noted earlier, and consumer loans.
      Our “Commercial Real Estate” loan category contains a mixture of new and seasoned properties, retail, office, warehouse, and some special purpose. Loans on properties are generally underwritten at a loan to value ratio of less than 80% with a minimum debt coverage ratio of 1.20. Historically, our losses on this product have been minimal and the portfolio continues to exhibit exceptionally high credit quality. Moreover, a large percentage of the Commercial Real Estate loan portfolio is comprised of owner-occupied relationships, which usually reflect a relatively low risk profile. Consequently, the estimated loan loss factor applied to this sub-category is comparatively low.

Investments
      Securities are identified as either held-to-maturity or available-for-sale based upon various factors, including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held-to-maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Available-for-sale securities are securities that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities are recorded as accumulated other comprehensive income in stockholders’ equity. Amortization of premiums or accretion of discounts on mortgage-backed securities is periodically adjusted for estimated prepayments.
      We use our investment securities portfolio to ensure liquidity for cash requirements, manage interest rate risk, provide a source of income and to manage asset quality. The carrying value of our investment securities as of September 30, 2005 totaled $713.1 million, compared to $788.6 million at December 31, 2004, $716.0 million as of December 31, 2003, and $232.8 million as of December 31, 2002. The decrease experienced from December 31, 2004 to September 30, 2005 was a result of called U.S. Government-sponsored agency obligations and principal received from mortgage-backed obligations. The increase experienced from 2002 to 2003 was a result of growth in deposits and growth in other borrowings. In 2002, we executed short and long term advances with FHLB, which were used to purchase investment securities, and sold securities under agreement to repurchase. These FHLB advances and other borrowings will mature by December 31, 2007. The increase experienced from 2003 to 2004 was a result of growth in deposits, as well as a strategy whereby we increased earnings by investing in mortgage-backed securities funded by short-term FHLB borrowings. This strategy had the effect of leveraging our excess capital to produce incremental returns without incurring additional credit risk. In light of the rising interest rate environment, beginning in the third quarter of 2004, we discontinued this strategy, contributing to the decline in our investment balances and increase in our federal funds sold from December 31, 2004 to September 30, 2005.
      Our portfolio of investment securities during 2004, 2003, and 2002 consisted primarily of mortgage-backed obligations and U.S. Government agency obligations. From December 31, 2002 to September 30, 2005, the majority of our growth in investment securities was in mortgage-backed obligations, which typically yield more than other investment securities classes.
      The carrying value of our portfolio of investment securities at September 30, 2005 and December 31, 2004, 2003 and 2002 was as follows:

	Carrying Value

		December 31,
	September 30,
	2005	2004	2003	2002

	(In thousands)
U.S. Treasury securities	$3,496	$3,501	$3,014	$3,040
U.S. Government-sponsored agencies	137,464	118,348	112,537	59,651
Mortgage-backed obligations	552,456	648,100	581,446	156,982
SBA Loan Pools	507	625	1,142	1,779
State and Municipal obligations	7,153	7,290	7,563	8,109
Other	11,999	10,758	10,276	3,287

Total investment securities	$713,075	$788,622	$715,978	$232,848

      The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at September 30, 2005 and December 31, 2004 are summarized in the table below. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax affected on tax-exempt obligations. Securities available for sale are carried at amortized cost in the table below for purposes of calculating the weighted average yield received on such securities.

	September 30, 2005

	Due Under
	1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	($ in thousands)
Available for Sale:
U.S. Government-sponsored Agency obligations	$61,537	3.43%	$39,800	3.31%	$28,937	3.81%	$8,059	4.47%	$138,333	3.54%
Mortgage-backed obligations	—	—	6,703	3.35	—	—	449,973	4.11	456,676	4.10
State and Municipal obligations						—	—	—	—	—
Other	12,144	4.03	—	—	—	—	—	—	12,144	4.03

Total available for sale	$73,681	3.53%	$46,503	3.32%	$28,937	3.81%	$458,032	4.11%	$607,153	3.97%

Held to Maturity:
U.S. Treasury securities	$2,996	2.71%	$500	2.56%	$—	—%	$—	—%	$3,496	2.69%
State and Municipal obligations	—	—	—	—	1,687	4.67	5,466	4.94	7,153	4.88
Mortgage-backed obligations	—	—	—	—	—	—	105,960	4.38	105,960	4.38
SBA Loan Pools	—	—	—	—	226	3.36	281	3.97	507	3.71
Other	—		—		—		—		—

Total held to maturity	$2,996	2.71%	$500	2.56%	$1,913	4.52%	$111,707	4.41%	$117,116	4.36%

	December 31, 2004

	Due Under
	1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	($ in thousands)
Available for Sale:
U.S. Government- sponsored Agency obligations	$—	—	$66,800	2.40%	$24,289	3.51%	$27,709	3.59%	$118,798	2.91%
Mortgage-backed obligations	—	—	—	—	7,981	3.41	529,401	4.23	537,382	4.21
Other	10,781	3.71	—	—	—	—	—	—	10,781	3.71

Total available for sale	$10,781	3.71%	$66,800	2.40%	$32,270	3.49%	$557,110	4.19%	$666,961	3.97%

Held to Maturity:
U.S. Treasury securities	$1,000	1.37%	$2,501	2.47%	$—	—%	$—	—%	$3,501	2.16%
State and Municipal obligations	—	—	100	5.04	680	4.66	6,510	4.86	7,290	4.85
Mortgage-backed obligations	—	—	—	—	—	—	118,133	4.36	118,133	4.36
SBA Loan Pools	—	—	—	—	—	—	625	2.43	625	2.43

Total held to maturity	$1,000	1.37%	$2,601	2.57%	$680	4.66%	$125,268	4.38%	$129,549	4.32%

      We had a concentration of U.S. Government sponsored agencies and mortgage-backed securities during the nine months ended September 30, 2005 and each of the years 2004, 2003 and 2002. The aggregate carrying value and aggregate fair value of these securities at September 30, 2005 and December 31, 2004, 2003 and 2002 are as follows.

		December 31,
	September 30,
	2005	2004	2003	2002

	(In thousands)
Aggregate carrying value	$689,920	$766,448	$693,983	$216,633

Aggregate fair value	$688,191	$765,453	$693,044	$216,633

Other Assets
      During the nine months ended September 30, 2005, we purchased $24.0 million of bank owned life insurance.

Deposits
      Deposits have historically been the primary source for funding our asset growth. As of September 30, 2005, total deposits were $2.3 billion, compared to $1.8 billion as of December 31, 2004. The increase in total deposits is attributable to our ability to attract a stable base of low-cost deposits. As of September 30, 2005, non-interest bearing deposits were $1.0 billion, compared to $749.6 million as of December 31, 2004. Approximately $426.2 million of total deposits, or 18.2%, as of September 30, 2005 consisted of non-interest bearing demand accounts maintained by title insurance companies. Interest-bearing accounts have also experienced growth. As of September 30, 2005, interest-bearing deposits were $1.3 billion, compared to $1.0 billion as of December 31, 2004. Interest-bearing deposits are comprised of NOW accounts, savings and money market accounts, certificates of deposit under $100,000, and certificates of deposit over $100,000.
      The average balances and weighted average rates paid on deposits for the nine months ended September 30, 2005 and years ended December 31, 2004, 2003 and 2002:

			Years Ended December 31,

	Nine Months Ended
	September 30, 2005		2004		2003		2002

	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	($ in thousands)
Interest checking (NOW)	$107,359	0.51%	$73,029	0.19%	$51,723	0.18%	$43,139	0.24%
Savings and money market	791,664	1.90	561,744	1.35	336,012	1.30	198,613	1.92
Time	276,385	2.63	214,515	2.05	158,418	2.34	112,782	3.08

Total interest-bearing deposits	1,175,408	1.95	849,288	1.43	546,153	1.49	354,534	2.09
Non-interest bearing demand deposits	823,867	—	600,790	—	345,274	—	229,843	—

Total deposits	$1,999,275	1.15%	$1,450,078	0.84%	$891,427	0.92%	$584,377	1.27%

      The remaining maturity for certificates of deposit of $100,000 or more as of September 30, 2005 is presented in the following table.

September 30, 2005

(In thousands)
3 months or less	$146,334
3 to 6 months	63,493
6 to 12 months	54,963
Over 12 months	10,535

Total	$275,325

Capital Resources
      Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain three minimum capital ratios. Tier 1 risk-based capital ratio compares “Tier 1” or “core” capital, which consists principally of common equity, and risk-weighted assets for a minimum ratio of at least 4%. Tier 1 capital ratio compares Tier 1 capital to adjusted total assets for a minimum ratio of at least 4%. Total risk-based capital ratio compares total capital, which consists of Tier 1 capital, certain forms of subordinated debt, a portion of the allowance for loan losses, and preferred stock, to risk-weighted assets for a minimum ratio of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.
      The following table provides a comparison of our risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated.

	September 30, 2005

			Adequately
	Actual		Capitalized(1)		Well-Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	($ in thousands)
Leverage ratio (to Average Assets)
BankWest of Nevada	$128,451	7.2%	$71,796	4.0%	$89,745	5.0%
Alliance Bank of Arizona(1)	43,910	9.5	18,571	4.0	23,214	5.0
Torrey Pines Bank(1)	33,171	9.7	13,684	4.0	17,105	5.0
Company	270,020	10.3	104,659	4.0	130,824	5.0
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	$128,451	10.5%	$48,934	4.0%	$73,401	6.0%
Alliance Bank of Arizona	43,910	10.1	17,373	4.0	26,059	6.0
Torrey Pines Bank	33,171	10.8	12,291	4.0	18,436	6.0
Company	270,020	13.6	79,342	4.0	119,013	6.0
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$140,207	11.5%	$97,868	8.0%	$122,335	10.0%
Alliance Bank of Arizona	48,894	11.3	13,745	8.0	43,431	10.0
Torrey Pines Bank	36,228	11.8	24,581	8.0	30,727	10.0
Company	289,817	14.6	158,684	8.0	198,355	10.0

	December 31, 2004

			Adequately
	Actual		Capitalized(1)		Well-Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	($ in thousands)
Leverage ratio (to Average Assets)
BankWest of Nevada	$95,449	6.1%	$62,970	4.0%	$78,713	5.0%
Alliance Bank of Arizona	31,810	10.3	12,394	4.0	15,492	5.0
Torrey Pines Bank	26,774	10.9	9,830	4.0	12,288	5.0
Company	163,205	7.7	85,321	4.0	106,651	5.0
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	$95,449	9.4%	$40,484	4.0%	$60,726	6.0%
Alliance Bank of Arizona(1)	31,810	11.3	11,214	4.0	16,821	6.0
Torrey Pines Bank(1)	26,774	13.4	8,006	4.0	12,010	6.0
Company	163,205	10.9	59,816	4.0	89,724	6.0
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$105,544	10.4%	$80,968	8.0%	$101,210	10.0%
Alliance Bank of Arizona	35,258	12.6	22,428	8.0	28,035	10.0
Torrey Pines Bank	28,809	14.4	16,013	8.0	20,016	10.0
Company	178,784	12.0	119,632	8.0	149,540	10.0

(1)	Alliance Bank of Arizona and Torrey Pines Bank have agreed to maintain a Tier 1 capital ratio of at least 8% for the first three years of their existence.
     We were well capitalized at all the banks and the holding company as of September 30, 2005 and December 31, 2004.

Subordinated Debt
      In order to manage our capital position more efficiently, we formed BankWest Nevada Capital Trust I and BankWest Nevada Capital Trust II, both Delaware statutory trusts, for the sole purpose of issuing trust preferred securities.
      BankWest Nevada Capital Trust I. During the third quarter of 2001, BankWest Nevada Capital Trust I was formed with $464,000 in capital and issued 15,000 Floating Rate Cumulative Trust Preferred Securities, or trust preferred securities, with a liquidation value of $1,000 per security, for gross proceeds of $15.0 million. The entire proceeds of the issuance were invested by BankWest Nevada Capital Trust I in $15.5 million of Floating Rate Junior Subordinated Debentures issued by us, with identical maturity, repricing, and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of BankWest Nevada Capital Trust I and mature on July 25, 2031. The interest rate as of December 31, 2004 was 6.53% based on 6-month LIBOR plus 3.75% with repricing occurring and interest payments due semiannually. Proceeds of $10 million was invested in BankWest of Nevada. The remaining proceeds were retained by Western Alliance for general corporate purposes.

      The subordinated debentures are redeemable by us, subject to our receipt of prior approval from the Federal Reserve of San Francisco, on any January 25th or July 25th on or after July 25, 2006, at the redemption price. The redemption price is at a premium for a redemption occurring prior to July 25, 2011 as set forth in the following table plus accrued and unpaid interest.

Year Beginning	Percentage

July 25, 2006	107.6875%
July 25, 2007	106.1500%
July 25, 2008	104.6125%
July 25, 2009	103.0750%
July 25, 2010	101.5375%
July 25, 2011 and after	100.0000%
      In the event of redemption under a special event occurring prior to July 25, 2006, the price of redemption is the greater of 100% of the principal amount and the sum of the present values of the principal amount and the premium payable as part of the redemption price together with the present value of interest payments calculated at a fixed per annum rate of interest equal to 10.25% over the remaining life of the security discounted to the special redemption date on a semi-annual basis at the Treasury rate plus 0.50% plus accrued and unpaid interest. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate of 6.53% as of December 31, 2004. The rate will be adjusted to equal the 6-month LIBOR plus 3.75% for each successive period beginning January 25 of each year provided, however, that prior to July 25, 2011, such annual rate shall not exceed 12.5%. BankWest Nevada Capital Trust I has the option to defer payment of the distributions for a period of up to five years, but during any such deferral, we would be restricted from paying dividends on our common stock.
      BankWest Nevada Capital Trust II. During the fourth quarter of 2002, BankWest Nevada Capital Trust II was formed with $464,000 in capital and issued 15,000 Floating Rate Cumulative Trust Preferred Securities, or trust preferred securities, with a liquidation value of $1,000 per security, for gross proceeds of $15.0 million. The entire proceeds of the issuance were invested by BankWest Nevada Capital Trust II in $15.5 million of Floating Rate Junior Subordinated Debentures issued by us, with identical maturity, repricing, and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of BankWest Nevada Capital Trust II and mature January 7, 2033. The interest rate as of December 31, 2004 was 5.84% based on 3-month LIBOR plus 3.35% with repricing occurring and interest payments due quarterly. All of the net proceeds were retained by Western Alliance.
      The subordinated debentures are redeemable by us, subject to our receipt of prior approval from the Federal Reserve of San Francisco, on any January 7th, April 7th, July 7th, or October 7th on or after January 7, 2008, at the redemption price. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture occurring prior to January 7, 2008 which is the greater of 100% of the principal amount and the sum of the present values of the principal amount together with the present value of interest payments calculated at a fixed per annum rate of interest equal to 7.125% over the remaining life of the security discounted to the special redemption date on a quarterly basis at the Treasury rate plus 0.50% plus accrued and unpaid interest. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate of 5.84% as of December 31, 2004. The rate will be adjusted to equal the 3-month LIBOR plus 3.35% for each successive period beginning January 7 of each year provided, however, that prior to January 7, 2008, such annual rate shall not exceed 12.5%. BankWest Nevada Capital Trust II has the option to defer payment of the distributions for a period of up to five years, but during any such deferral, we would be restricted from paying dividends on our common stock.
      A special event under which the trust preferred securities could be redeemed includes a Tax Event, Capital Treatment Event, or an Investment Company Event. A Tax Event includes any amendment or change in the laws or regulations of a taxing authority, an official administrative pronouncement, or a judicial decision interpreting or applying such laws or regulations that would subject the trust to federal income tax, interest payable would not be deductible in whole or part for federal income tax purposes, or subject the trust to more than a de minimis amount of other taxes, duties, assessments or other government charges. A Capital Treatment Event includes any amendment or change in the laws or an official administrative pronouncement to treat the amount equal to the aggregate liquidation amount of the capital securities as Tier 1 Capital for purposes of the capital adequacy guidelines of the Federal Reserve. An Investment Company Event includes changes, interpretation or application of laws or regulations that would require the trust to be registered under the Investment Company Act.
      We have guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. We own 100% of the common securities in the trusts. For financial reporting purposes, our investment in the trusts is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by us and held by the trust are reflected on our consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification is subject to future change.
Contractual Obligations and Off-Balance Sheet Arrangements
      We routinely enter into contracts for services in the conduct of ordinary business operations which may require payment for services to be provided in the future and may contain penalty clauses for early termination of the contracts. To meet the financing needs of our customers, we are also parties to financial instruments with off-balance sheet risk including commitments to extend credit and standby letters of credit. We have also committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the holders of preferred securities to the extent that BankWest Nevada Trust I and BankWest Nevada Trust II have not made such payments or distributions: (1) accrued and unpaid distributions, (2) the redemption price, and (3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. We do not believe that these off-balance sheet arrangements have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance that such arrangements will not have a future effect.
      Long-Term Borrowed Funds. We also have entered into long-term contractual obligations consisting of advances from Federal Home Loan Bank (FHLB). These advances are secured with collateral generally consisting of securities. As of September 30, 2005, these long-term FHLB advances totaled $63.7 million and will mature by December 31, 2007. Interest payments are due semi-annually. The weighted average rate of the long-term FHLB advances as of September 30, 2005 was 2.63%.
      The following table sets forth our significant contractual obligations as of December 31, 2004.

	December 31, 2004

		Less Than	1-3	3-5	After
	Total	1 Year	Years	Years	5 Years

	(In thousands)
Long term borrowed funds	$63,700	$34,400	$63,700	$—	$—
Junior subordinated deferrable interest debentures	30,928	—	—	—	30,928
Operating lease obligations	18,492	3,545	7,080	2,527	5,340

Total	$113,120	$37,945	$70,780	$2,527	$36,268

      Our commitments associated with outstanding letters of credit, commitments to extend credit, and credit card guarantees as of December 31, 2004 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

		December 31, 2004
		Amount of Commitment Expiration Per Period

	At or for the	Total
	Nine Months Ended	Amounts	Less Than	1-3	3-5	After
	September 30, 2005	Committed	1 Year	Years	Years	5 Years

	(In thousands)
Commitments to extend credit	$674,341	$423,767	$292,013	$78,792	$8,100	$44,862
Credit card guarantees	7,404	5,421	5,421	—	—	—
Standby letters of credit	29,506	5,978	3,984	1,994	—	—

Total	$711,251	$435,166	$301,418	$80,786	$8,100	$44,862

      Short-Term Borrowed Funds. Short-term borrowed funds are used to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. The majority of these short-term borrowed funds consist of advances from FHLB. The borrowing capacity at FHLB is determined based on collateral pledged, generally consisting of securities, at the time of borrowing. We also have borrowings from other sources pledged by securities including securities sold under agreements to repurchase, which are reflected at the amount of cash received in connection with the transaction, and may require additional collateral based on the fair value of the underlying securities. As of September 30, 2005, total short-term borrowed funds were $55.8 million with a weighted average interest rate of 2.60%, compared to total short-term borrowed funds of $185.5 million as of December 31, 2004 with a weighted average interest rate at year end of 2.23%. The decrease of $129.7 million was, in general, a result of short-term advances that had matured and were replaced by other sources of funding, primarily deposits.
      Since growth in core deposits may be at intervals different from loan demand, we may follow a pattern of funding irregular growth in assets with short-term borrowings, which are then replaced with core deposits. This temporary funding source is likely to be utilized for generally short-term periods, although no assurance can be given that this will, in fact, occur.
      The following table sets forth certain information regarding FHLB advances and repurchase agreements at the dates or for the periods indicated.

		At or for the Years Ended
	At or for the	December 31,
	Nine Months Ended
	September 30, 2005	2004	2003	2002

	($ in thousands)
FHLB Advances:
Maximum month-end balance	$96,000	$174,200	$163,211	$11,300
Balance at end of period	—	151,900	163,211	11,300
Average balance	31,931	186,662	69,319	9,285
Other:
Maximum month-end balance	$55,810	$78,050	$78,050	$6,000
Balance at end of period	55,810	33,594	78,050	6,000
Average balance	40,288	52,513	41,939	5,047
Total Short-Term Borrowed Funds	$55,810	$185,494	$241,261	$17,300
Weighted average interest rate at end of period	2.60%	2.23%	1.31%	2.37%
Weighted average interest rate during period/year	2.42%	1.87%	1.50%	2.47%

      Since growth in core deposits may be at intervals different from loan demand, we may follow a pattern of funding irregular growth in assets with short-term borrowings, which are then replaced with core deposits. This temporary funding source is likely to be utilized for generally short-term periods, although no assurance can be given that this will, in fact, occur.
Liquidity
      The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of our operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, on at least a quarterly basis, we project the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $45.0 million. In addition, securities are pledged to the FHLB totaling $491.5 million on total borrowings from the FHLB of $63.7 million as of September 30, 2005. As of September 30, 2005, we had $45.1 million in securities available to be sold or pledged to the FHLB.
      We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60 — 90 days. At September 30, 2005, we had $890.6 million in liquid assets comprised of $294.6 million in cash and cash equivalents (including federal funds sold of $204.0 million) and $596.0 million in available-for-sale securities.
      On a long-term basis, our liquidity will be met by changing the relative distribution of our asset portfolios, for example, reducing investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from our correspondent banks as well as the Federal Home Loan Bank of San Francisco. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.
      Our liquidity is comprised of three primary classifications: (i) cash flows from or used in operating activities; (ii) cash flows from or used in investing activities; and (iii) cash flows provided by or used in financing activities. Net cash provided by or used in operating activities consists primarily of net income adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. For the nine months ended September 30, 2005, net cash provided by operating activities was $21.3 million, compared to $18.3 million for the same period in 2004. For the years ended December 31, 2004, 2003 and 2002 net cash provided by operating activities was $27.3, $12.7 million and $10.1 million, respectively.
      Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Our net cash provided by and used in investing activities has been primarily influenced by our loan and securities activities. The net increase in loans for the nine months ended September 30, 2005 and 2004 was $429.2 million and $352.4 million, respectively. The net increase in loans for the years ended December 31, 2004, 2003 and 2002 was $455.5 million, $268.8 million and $58.0 million, respectively. Proceeds from maturities and sales of securities, net of purchases of securities available-for-sale and held-to-maturity for the nine months ended September 30, 2005 were $71.0 million, compared to net purchases of $144.9 million for the same period in 2004. Net purchases of securities for the years ended December 31, 2004, 2003 and 2002 were $133.5 million, $514.0 million and $220.6 million, respectively.
      Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the nine months ended September 30, 2005 and 2004 deposits increased by $591.5 million and $595.3 million, respectively. During the years ended December 31, 2004, 2003 and 2002, deposits increased by $661.4 million, $374.3 million and $171.0 million, respectively.

      Our federal funds sold increased $180.9 million from December 31, 2004 to September 30, 2005. This is due to the growth in our deposits combined with the decrease of our investment portfolio over the same period.
      Federal and state banking regulations place certain restrictions on dividends paid by the subsidiary banks of Western Alliance. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of each subsidiary bank. Dividends paid by the subsidiary banks to Western Alliance would be prohibited if the effect thereof would cause the respective bank’s capital to be reduced below applicable minimum capital requirements.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending, investing and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. We manage our interest rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.
      Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and management of the deployment of our securities are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.
      Interest rate risk is addressed by each bank’s Asset Liability Management Committee, or ALCO, which is comprised of senior finance, operations, human resources and lending officers. ALCO monitors interest rate risk by analyzing the potential impact on the net economic value of equity and net interest income from potential changes in interest rates, and consider the impact of alternative strategies or changes in balance sheet structure. We manage our balance sheet in part to maintain the potential impact on economic value of equity and net interest income within acceptable ranges despite changes in interest rates.
      Our exposure to interest rate risk is reviewed on at least a quarterly basis by each ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in economic value of equity in the event of hypothetical changes in interest rates. If potential changes to net economic value of equity and net interest income resulting from hypothetical interest rate changes are not within the limits established by our Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.
      Economic Value of Equity. We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as economic value of equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates.

      At September 30, 2005 our economic value of equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in economic value of equity for this set of rate shock as of September 30, 2005.
Economic Value of Equity

		Percentage	Percentage	Percentage
	Economic	Change	of Total	of Equity
Interest Rate Scenario	Value	from Base	Assets	Book Value

	($ in millions)
Up 300 basis points	$440.4	4.2%	16.0%	184.8%
Up 200 basis points	435.8	3.1	15.9	182.9
Up 100 basis points	429.7	1.7	15.7	180.3
BASE	422.7	—	15.4	177.4
Down 100 basis points	412.1	(2.5)	15.0	172.9
Down 200 basis points	393.0	(7.0)	14.3	164.9
Down 300 basis points	365.6	(13.5)	13.3	153.4
      The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.
      Net Interest Income Simulation. In order to measure interest rate risk at September 30, 2005, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportional to the change in market rates, depending on their contracted index. Some loans and investments include the opportunity of prepayment (embedded options), and accordingly the simulation model uses indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.
      This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.
      Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.
      For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 100, 200 and 300 points. At September 30, 2005, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Sensitivity of Net Interest Income

		Percentage
	Adjusted Net	Change
Interest Rate Scenario	Interest Income	from Base

	(In millions)
Up 300 basis points	$121.4	6.2%
Up 200 basis points	120.6	5.5
Up 100 basis points	118.3	3.5
BASE	114.3	—
Down 100 basis points	110.2	(3.6)
Down 200 basis points	107.8	(5.7)
Down 300 basis points	107.0	(6.4)
Recent Accounting Pronouncements

FAS No. 123(R), Shared-Based Payment, Revised December 2004
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement became effective at the beginning of the first quarter of 2006. As of the effective date, we now apply the Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.
      The impact of this Statement on the Company in 2006 and beyond will depend on various factors including our future compensation strategy.

FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities
      FIN 46 establishes accounting guidance for consolidation of variable interest entities, or VIE, that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of controlling ownership interest, contractual relationship or other business relationship with VIE. Prior to the implementation of FIN 46, VIE’s were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. However, subsequent revisions to the interpretation deferred the implementation date of FIN 46 until the first period ending after March 15, 2004.
      We adopted FIN 46, as revised, in connection with our consolidated financial statements that are included herein. The implementation of FIN 46 required us to de-consolidate our investment in BankWest Nevada Capital Trusts I and II because we are not the primary beneficiary. Previous years were restated accordingly. There was no impact on stockholders’ equity or net income upon adoption of the standard.

INFORMATION ABOUT WESTERN ALLIANCE
      Unless the context otherwise requires, in this section the terms “we”, “us” and “our” refer to Western Alliance on a consolidated basis.
Overview and History
      We are a bank holding company headquartered in Las Vegas, Nevada. We provide a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through our subsidiary banks and financial services companies located in Nevada, Arizona and California. On a consolidated basis, as of September 30, 2005, we had approximately $2.7 billion in assets, $1.6 billion in total loans, $2.3 billion in deposits and $238.3 million in stockholders’ equity. We have focused our lending activities primarily on commercial loans, which comprised 84.0% of our total loan portfolio at September 30, 2005. In addition to traditional lending and deposit gathering capabilities, we also offer a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses and their proprietors, including cash management, trust administration and estate planning, custody and investments and equipment leasing.
      BankWest of Nevada was founded in 1994 by a group of individuals with extensive community banking experience in the Las Vegas market. We believe our success has been built on the strength of our management team, our conservative credit culture, the attractive growth characteristics of the markets in which we operate and our ability to expand our franchise by attracting seasoned bankers with long-standing relationships in their communities.
      In 2003, with the support of local banking veterans, we opened Alliance Bank of Arizona in Phoenix, Arizona and Torrey Pines Bank in San Diego, California. Over the past two years we have successfully leveraged the expertise and strengths of Western Alliance and BankWest of Nevada to build and expand these new banks in a rapid and efficient manner. Our success is evidenced by the fact that, of the 230 banks founded in the United States since January 1, 2003, Alliance Bank of Arizona and Torrey Pines Bank both rank among the top ten in terms of total assets, loans and deposits as of September 30, 2005.
      Through our wholly owned, non-bank subsidiaries, Miller/ Russell & Associates, Inc. and Premier Trust, Inc., we provide investment advisory and wealth management services, including trust administration and estate planning. We acquired Miller/ Russell and Premier Trust in May 2004 and December 2003, respectively. As of September 30, 2005, Miller/ Russell had $1.10 billion in assets under management, and Premier Trust had $131.9 million in assets under management and $247.7 million in total trust assets.
      On January 16, 2006 we entered into an agreement and plan of merger with Bank of Nevada. See “Recent Developments of Western Alliance”.
      We have achieved significant growth. Specifically, from December 31, 2000 to September 30, 2005, we increased:

•	total assets from $443.7 million to $2.7 billion;

•	total net loans from $319.6 million to $1.6 billion;

•	total deposits from $410.2 million to $2.3 billion; and

•	core deposits (all deposits other than certificates of deposit greater than $100,000) from $355.8 million to $2.1 billion.

      Because our deposit growth has outpaced our loan growth, at September 30, 2005 we had a relatively low loan-to-deposit ratio of 68.9%. Our long-term goal is to increase this ratio by continuing to grow our loan portfolio, while maintaining our strong credit quality. To achieve this goal, we intend to continue to expand our lending activities by hiring experienced relationship bankers and adding new product offerings. In this regard, we have recently begun offering SBA 7(a) loans and equipment leasing, and originating residential mortgage loans for our own portfolio, rather than acting as a broker.
Business Strategy
      Since 1994, we believe that we have been successful in building and developing our operations by adhering to a business strategy focused on understanding and serving the needs of our local clients and pursuing growth markets and opportunities while emphasizing a strong credit culture. Our objective is to provide our shareholders with superior returns. The critical components of our strategy include:

•	Leveraging our knowledge and expertise. Over the past decade we have assembled an experienced management team and built a culture committed to credit quality and operational efficiency. We have also successfully centralized at our holding company level a significant portion of our operations, processing, compliance, Community Reinvestment Act administration and specialty functions. We intend to grow our franchise and improve our operating efficiencies by continuing to leverage our managerial expertise and the functions we have centralized at Western Alliance.

•	Maintaining a strong credit culture. We adhere to a specific set of credit standards across our bank subsidiaries that ensure the proper management of credit risk. Western Alliance’s management team plays an active role in monitoring compliance with our Banks’ credit standards. Western Alliance also continually monitors each of our subsidiary banks’ loan portfolios, which enables us to identify and take prompt corrective action on potentially problematic loans. As of September 30, 2005, non-performing assets represented approximately 0.01% of total assets. The average for similarly sized publicly traded banks in the United States was 0.40% as of September 30, 2005.

•	Attracting seasoned relationship bankers and leveraging our local market knowledge. We believe our success has been the result, in part, of our ability to attract and retain experienced relationship bankers that have strong relationships in their communities. These professionals bring with them valuable customer relationships, and have been an integral part of our ability to expand rapidly in our market areas. These professionals allow us to be responsive to the needs of our customers and provide a high level of service to local businesses. We intend to continue to hire experienced relationship bankers as we expand our franchise.

•	Focusing on markets with attractive growth prospects. We operate in what we believe to be highly attractive markets with superior growth prospects. Our metropolitan areas have a high per capita income and are expected to experience some of the fastest population growth in the country. We continuously evaluate new markets in the Western United States with similar growth characteristics as targets for expansion. Our long term strategy is to have four to six subsidiary banks each with assets between $500.0 million and $3.0 billion. We intend to implement this strategy through the formation of additional de novo banks or acquiring other commercial banks in new market areas with attractive growth prospects. As of September 30, 2005, we maintained 15 bank branch offices located throughout our market areas. To accommodate our growth and enhance efficiency, we intend to expand over the next 12 months to an aggregate of 24 offices, and to open a service center facility that will provide centralized back-office services and call center support for all our banking subsidiaries.

•	Attracting low cost deposits. We believe we have been able to attract a stable base of low-cost deposits from customers who are attracted to our personalized level of service and local knowledge. As of September 30, 2005, our deposit base was comprised of 44.7% non-interest bearing deposits, of which 40.7% consisted of title company deposits, 54.5% consisted of other business deposits and 4.8% consisted of consumer deposits. Given our relatively current loan-to-deposit ratio of 68.9%, we expect to obtain additional value in the future by leveraging our low-cost deposit base to increase quality credit relationships.

Our Market Areas
      We believe that there is a significant market segment of small to mid-sized businesses that are looking for a locally based commercial bank capable of providing a high degree of flexibility and responsiveness, in addition to offering a broad range of financial products and services. We believe that the local community banks that compete in our markets do not offer the same breadth of products and services that our customers require to meet their growing needs, while the large, national banks lack the flexibility and personalized service that our customers desire in their banking relationships. By offering flexibility and responsiveness to our customers and providing a full range of financial products and services, we believe that we can better serve our markets.
      Through our banking and non-banking subsidiaries, we serve customers in Nevada, Arizona and California.
      Nevada. In Nevada, we operate in the cities of Las Vegas and Henderson, both of which are in the Las Vegas metropolitan area. The economy of the Las Vegas metropolitan area is primarily driven by services and industries related to gaming, entertainment and tourism, and is experiencing growth in the residential and commercial construction and light manufacturing sectors.
      Arizona. In Arizona, we operate in Phoenix and Scottsdale, which are located in the Phoenix metropolitan area, and Tucson, which is located in the Tucson metropolitan area. These metropolitan areas contain companies in the following industries: aerospace, high-tech manufacturing, construction, energy, transportation, minerals and mining and financial services.
      California. In California, we operate in the cities of San Diego and La Mesa, both of which are in the San Diego metropolitan area. The business community in the San Diego metropolitan area includes numerous small to medium-sized businesses and service and professional firms that operate in a diverse number of industries, including the entertainment, defense and aerospace, construction, health care and pharmaceutical, and computer and telecommunications industries.
      We currently operate in what we believe to be several of the most attractive markets in the Western United States. These markets have high per capita income and are expected to experience some of the fastest population growth in the country. Claritas, Inc., a leading provider of demographic data, projects significant population growth in our metropolitan areas between 2004 and 2009.
      We believe that the rapid population growth and attractive economic factors of our markets will provide us with significant opportunities in the future. The growth in the Las Vegas metropolitan area, our primary market, has been driven by a variety of factors, including a service economy associated with the hospitality and gaming industries, affordable housing, no state income taxation, and a growth base of senior or retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services. For example, economic growth should produce additional commercial and residential development, providing us with greater lending opportunities. In addition, as per capita income continues to rise, there should be greater opportunities to provide financial products and services, such as checking accounts and wealth and asset management services.
Operations
      Our operations are conducted through the following wholly owned subsidiaries:

•	BankWest of Nevada. BankWest of Nevada is a Nevada-chartered commercial bank headquartered in Las Vegas, Nevada. BankWest of Nevada opened for business in 1994. As of September 30, 2005, the bank had $1.8 billion in assets, $991.3 million in net loans and $1.6 billion in deposits. BankWest of Nevada has three full- service offices in Las Vegas and two in Henderson.

•	Alliance Bank of Arizona. Alliance Bank of Arizona is an Arizona-chartered commercial bank headquartered in Phoenix, Arizona. As of September 30, 2005, the bank had $514.1 million in assets, $353.7 million in net loans and $460.1 million in deposits. Alliance Bank has two full-service offices in Phoenix, two in Tucson and one in Scottsdale.

•	Torrey Pines Bank. Torrey Pines Bank is a California-chartered commercial bank headquartered in San Diego, California. As of September 30, 2005, the bank had $357.3 million in assets, $253.3 million in net loans and $315.1 million in deposits. Torrey Pines has two full-service offices in San Diego and one in La Mesa.

•	Miller/ Russell & Associates, Inc. Miller/ Russell offers investment advisory services to businesses, individuals and non-profit entities. As of September 30, 2005, Miller/ Russell had $1.1 billion in assets under management. Miller/ Russell has offices in Phoenix, Tucson, San Diego and Las Vegas.

•	Premier Trust, Inc. Premier Trust offers clients wealth management services, including trust administration of personal and retirement accounts, estate and financial planning, custody services and investments. As of September 30, 2005, Premier Trust had $247.7 million in trust assets and $131.9 million in assets under management. Premier Trust has offices in Las Vegas and Phoenix.
Lending Activities
      We provide a variety of loans to our customers, including commercial and residential real estate loans, construction and land development loans, commercial loans, and to a lesser extent, consumer loans. Our lending efforts have focused on meeting the needs of our business customers, who have typically required funding for commercial and commercial real estate enterprises. Commercial loans comprised 84.0% of our total loan portfolio at September 30, 2005. We intend to continue expanding our lending activities and have recently begun offering SBA 7(a) loans and equipment leasing.
      Commercial Real Estate Loans. The majority of our lending activity consists of loans to finance the purchase of commercial real estate and loans to finance inventory and working capital that are secured by commercial real estate. We have a commercial real estate portfolio comprised of loans on apartment buildings, professional offices, industrial facilities, retail centers and other commercial properties. As of September 30, 2005, 53.6% of our commercial real estate and construction loans were owner occupied.
      Construction and Land Development Loans. The principal types of our construction loans include industrial/warehouse properties, office buildings, retail centers, medical facilities, restaurants and, on occasion, luxury single-family homes. Construction and land development loans are primarily made only to experienced local developers with whom we have a sufficient lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs and contingency funds are appropriate and adequate. We extend raw commercial land loans primarily to borrowers who plan to initiate active development of the property within two years.
      Commercial and Industrial Loans. In addition to real estate related loan products, we also originate commercial and industrial loans, including working capital lines of credit, inventory and accounts receivable lines, equipment loans and other commercial loans. We focus on making commercial loans to small and medium-sized businesses in a wide variety of industries. We also are a “Preferred Lender” in Arizona with the SBA. We intend to increase our commitment to this product line in the future.
      Residential Loans. We originate residential mortgage loans secured by one- to four-family properties, most of which serve as the primary residence of the owner. Our primary focus is to maintain and expand relationships with realtors and other key contacts in the residential real estate industry in order to originate new mortgages. Most of our loan originations result from relationships with existing or past customers, members of our local community, and referrals from realtors, attorneys and builders.
      Consumer Loans. We offer a variety of consumer loans to meet customer demand and to increase the yield on our loan portfolio. Consumer loans are generally offered at a higher rate and shorter term than residential mortgages. Examples of our consumer loans include:

•	home equity loans and lines of credit;

•	home improvement loans;

•	new and used automobile loans; and

•	personal lines of credit.

      Currently, we offer credit cards to our customers through an unrelated third party. We recognize nominal fee income under this arrangement. Later this year, we intend to begin offering credit cards to be held for our own portfolio.
      As of September 30, 2005 our loan portfolio totaled $1.6 billion, or approximately 58.9% of our total assets. The following tables set forth the composition and geographic concentration of our loan portfolio as of September 30, 2005.

	September 30, 2005

Loan Type	Amount	Percent

	($ in millions)
Commercial Real Estate	$655.0	40.4%
Construction and Land Development	397.0	24.5
Commercial and Industrial	307.0	19.0
Residential Real Estate	239.5	14.8
Consumer	21.0	1.3

Total Gross Loans	$1,619.5	100.0%

Net Deferred Loan Fees	(2.0)

Gross Loans, net of deferred loan fees	$1,617.5

Credit Policies and Administration

General
      We adhere to a specific set of credit standards across our bank subsidiaries that ensure the proper management of credit risk. Furthermore, our holding company’s management team plays an active role in monitoring compliance with such standards by our banks.
      Loan originations are subject to a process that includes the credit evaluation of borrowers, established lending limits, analysis of collateral, and procedures for continual monitoring and identification of credit deterioration. Loan officers actively monitor their individual credit relationships in order to report suspected risks and potential downgrades as early as possible. The respective boards of directors of each of our banking subsidiaries establish their own loan policies, as well as loan limit authorizations. Except for variances to reflect unique aspects of state law and local market conditions, our lending policies generally incorporate consistent underwriting standards. We monitor all changes to each respective bank’s loan policy to promote this philosophy. Our credit culture has helped us to identify troubled credits early, allowing us to take corrective action when necessary. The following tables show our historical asset quality relative to similarly-sized publicly traded financial institutions in the United States.

Loan Approval Procedures and Authority
      Our loan approval procedures are executed through a tiered loan limit authorization process which is structured as follows:

•	Individual Authorities. The board of directors of each subsidiary bank sets the authorization levels for individual loan officers on a case-by-case basis. Generally, the more experienced a loan officer, the higher the authorization level. The average approval authority for individual loan officers is approximately $475,000 for secured loans and approximately $199,000 for unsecured loans. The maximum approval authority for a loan officer is $1.5 million for secured loans and $750,000 for unsecured loans.

•	Management Loan Committees. Credits in excess of individual loan limits are submitted to the appropriate bank’s Management Loan Committee. The Management Loan Committees consist of members of the senior management team of that bank and are chaired by that bank’s chief credit officer. The Management Loan Committees have approval authority up to $3.0 million at BankWest of Nevada, $5.0 million at Alliance Bank of Arizona and $2.5 million at Torrey Pines Bank.

•	Credit Administration. Credits in excess of the Management Loan Committee authority are submitted by the bank subsidiary to Western Alliance’s Credit Administration. Credit Administration consists of the chief credit officers of Western Alliance and BankWest of Nevada. Credit Administration has approval authority up to $18.0 million.

•	Board of Director Oversight. The Chairman of the Board of Directors of Western Alliance acting with the Chairman of the Credit Committee has approval authority up to each respective bank’s legal lending limit (approximately $35.1 million for BankWest of Nevada, $7.3 million for Alliance Bank of Arizona, and $9.1 million for Torrey Pines Bank, each as of September 30, 2005).

      Our credit administration department works independent of loan production.
      Loans to One Borrower. In addition to the limits set forth above, state banking law generally limits the amount of funds that a bank may lend to a single borrower. Under Nevada law, the total amount of outstanding loans that a bank may make to a single borrower generally may not exceed 25% of stockholders’ equity. Under Arizona law, the obligations of one borrower to a bank may not exceed 15% of the bank’s capital. Under California law, the obligations of any one borrower to a bank generally may not exceed 25% of the sum of the bank’s shareholders’ equity, allowance for loan losses, capital notes and debentures.
      As of September 30, 2005, the largest aggregate amount loaned by our subsidiary banks to one borrower was as follows:

•	BankWest of Nevada: $14.5 million, consisting of a letter of credit in favor of FNMA on behalf of a single asset entity which develops age restricted apartments;

•	Alliance Bank of Arizona: $12.6 million, consisting of an $11.4 million real estate loan to a 60-physician medical clinic, secured by the underlying property, and the remainder for multiple equipment loans, secured by the underlying equipment; and

•	Torrey Pines Bank: $10.4 million, consisting of lines of credit to a construction contractor for the development of single family and other residential properties.
      Notwithstanding the above limits, because of our business model, our affiliate banks are able to leverage their relationships with one another to participate in loans collectively which they otherwise would not be able to accommodate on an individual basis. As of September 30, 2005, the aggregate lending limit of our subsidiary banks was approximately $51.4 million.
      Concentrations of Credit Risk. Our lending policies also establish customer and product concentration limits to control single customer and product exposures. As these policies are directional and not absolute, at any particular point in time the ratios may be higher or lower because of funding on outstanding commitments. Set forth below are our lending policies and the segmentation of our loan portfolio by loan type as of September 30, 2005:

	Percent of Total Capital		Percent of Total Loans

	Policy Limit	Actual	Policy Limit	Actual

Commercial Real Estate — Term	400%	247%	65%	41%
Construction	250	147	30	25
Commercial and Industrial	200	113	30	19
Residential Real Estate	150	83	65	14
Consumer	50	8	15	1

Asset Quality

General
      One of our key strategies is to maintain high asset quality. We have instituted a loan grading system consisting of nine different categories. The first five are considered “satisfactory.” The other four grades range from a “watch” category to a “loss” category and are consistent with the grading systems used by the FDIC. All loans are assigned a credit risk grade at the time they are made, and each originating loan officer reviews the credit with his or her immediate supervisor on a quarterly basis to determine whether a change in the credit risk grade is warranted. In addition, the grading of our loan portfolio is reviewed annually by an external, independent loan review firm.

Collection Procedure
      If a borrower fails to make a scheduled payment on a loan, we attempt to remedy the deficiency by contacting the borrower and seeking payment. Contacts generally are made within 15 business days after the payment becomes past due. Our Special Assets Department reviews all delinquencies on a monthly basis. Each bank’s chief credit officer can approve charge-offs up to $5,000. Amounts in excess of $5,000 require the approval of each bank’s respective board of directors. Loans deemed uncollectible are proposed for charge-off on a monthly basis at each respective bank’s monthly board meeting.

Non-performing Loans
      Our policies require that the chief credit officer of each bank continuously monitor the status of that bank’s loan portfolio and prepare and present to the board of directors a monthly report listing all credits 30 days or more past due. All relationships graded “substandard” or worse typically are transferred to the Special Assets Department for corrective action. In addition, we prepare detailed status reports for all relationships rated “watch” or lower on a quarterly basis. These reports are provided to management and the board of directors of the applicable bank and Western Alliance.
      Our policy is to classify all loans 90 days or more past due and all loans on a non-accrual status as “substandard” or worse, unless extraordinary circumstances suggest otherwise.
      We generally stop accruing income on loans when interest or principal payments are in arrears for 90 days, or earlier if the bank’s management deems appropriate. We designate loans on which we stop accruing income as non-accrual loans and we reverse outstanding interest that we previously credited. We recognize income in the period in which we collect it, when the ultimate collectibility of principal is no longer in doubt. We return non-accrual loans to accrual status when factors indicating doubtful collection no longer exist and the loan has been brought current.

Criticized Assets
      Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. We use grades six through nine of our loan grading system to identify potential problem assets.
      The following describes grades six through nine of our loan grading system:

•	“Watch List/ Special Mention.” Generally these are assets that require more than normal management attention. These loans may involve borrowers with adverse financial trends, higher debt/equity ratios, or weaker liquidity positions, but not to the degree of being considered a “problem loan” where risk of loss may be apparent. Loans in this category are usually performing as agreed, although there may be some minor non-compliance with financial covenants.

•	“Substandard.” These assets contain well-defined credit weaknesses and are characterized by the distinct possibility that the bank will sustain some loss if such weakness or deficiency is not corrected. These loans generally are adequately secured and in the event of a foreclosure action or liquidation, the bank should be protected from loss. All loans 90 days or more past due and all loans on non-accrual are considered at least “substandard,” unless extraordinary circumstances would suggest otherwise.

•	“Doubtful.” These assets have an extremely high probability of loss, but because of certain known factors which may work to the advantage and strengthening of the asset (for example, capital injection, perfecting liens on additional collateral and refinancing plans), classification as an estimated loss is deferred until a more precise status may be determined.

•	“Loss.” These assets are considered uncollectible, and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practicable or desirable to defer writing off the asset, even though partial recovery may be achieved in the future.

Allowance for Loan Losses
      The allowance for loan losses reflects our evaluation of the probable losses in our loan portfolio. Although management at each of our banking subsidiaries establishes its own allowance for loan losses, each bank utilizes consistent evaluation procedures. The allowance for loan losses is maintained at a level that represents each bank’s management’s best estimate of losses in the loan portfolio at the balance sheet date that are both probable and reasonably estimable. We maintain the allowance through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. Recoveries on loans charged-off are restored to the allowance for loan losses.
      Our evaluation of the adequacy of the allowance for loan losses includes the review of all loans for which the collectibility of principal may not be reasonably assured. For commercial real estate and commercial loans, review of financial performance, payment history and collateral values is conducted on a quarterly basis by the lending staff, and the results of that review are then reviewed by Credit Administration. For residential mortgage and consumer loans, this review primarily considers delinquencies and collateral values.
      The criteria that we consider in connection with determining the overall allowance for loan losses include:

•	results of the quarterly credit quality review;

•	historical loss experience in each segment of the loan portfolio;

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in non-performing loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	age of the loan portfolio;

•	specific industry conditions within portfolio segments;

•	duration of the current business cycle;

•	bank regulatory examination results; and

•	external loan review results.
      Additions to the allowance for loan losses may be made when management has identified significant adverse conditions or circumstances related to a specific loan. Management continuously reviews the entire loan portfolio to determine the extent to which additional loan loss provisions might be deemed necessary. However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

      Various regulatory agencies, as well as our outsourced loan review function, as an integral part of their review process, periodically review our loan portfolios and the related allowance for loan losses. Regulatory agencies may require us to increase the allowance for loan losses based on their review of information available to them at the time of their examination.
      As of September 30, 2005, our allowance for loan losses was $19.3 million. The allowance coverage to total loans was 1.19% as of September 30, 2005.
Investment Activities
      Each of our banking subsidiaries has its own investment policy, which is established by our board of directors and is approved by each respective bank’s board of directors. These policies dictate that investment decisions will be made based on the safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with our interest rate risk management. Each bank’s chief financial officer is responsible for making securities portfolio decisions in accordance with established policies. The chief financial officer has the authority to purchase and sell securities within specified guidelines established by the investment policy. All transactions for a specific bank are reviewed by that bank’s board of directors on a monthly basis.
      Our investment policies generally limit securities investments to U.S. Government, agency and sponsored entity securities and municipal bonds, as well as investments in preferred and common stock of government sponsored entities, such as Fannie Mae, Freddie Mac, and the Federal Home Loan Bank. The policies also permit investments in mortgage-backed securities, including pass-through securities issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as collateralized mortgage obligations (“CMOs”) issued or backed by securities issued by these government agencies and privately issued investment grade CMOs. Privately issued CMOs typically offer higher rates than those paid on government agency CMOs, but lack the guaranty of such agencies and typically there is less market liquidity than agency bonds. The policies also permit investments in securities issued or backed by the SBA. Our current investment strategy uses a risk management approach of diversified investing in fixed-rate securities with short- to intermediate-term maturities. The emphasis of this approach is to increase overall securities yields while managing interest rate risk. To accomplish these objectives, we focus on investments in mortgage-backed securities and CMOs.
      All of our investment securities are classified as “available for sale” or “held to maturity” pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. Held to maturity securities are those securities that we have both the intent and the ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.
      As of September 30, 2005, we had an investment securities portfolio of $713.1 million, representing approximately 26.0% of our total assets, with 100% of the portfolio invested in AAA-rated securities. The average duration of our investment securities is 2.7 years as of September 30, 2005. The following table summarizes our investment securities portfolio as of September 30, 2005.

	September 30, 2005

	Amount	Percent

	($ in millions)
Mortgage-backed Securities	$552.5	77.5
U.S. Government Sponsored Agencies	137.5	19.3
Municipal Bonds, U.S. Treasuries & Other	23.1	3.2

Total Investment Securities	$713.1	100.0%

      As of September 30, 2005 and December 31, 2004, we had an investment in BOLI of $51.2 million and $26.2 million, respectively. We purchased the BOLI to help offset employee benefit costs.

Deposit Products and Other Funding Sources
      We offer a variety of deposit products to our customers, including checking accounts, savings accounts, money market accounts and other deposit accounts, including fixed-rate, fixed maturity retail certificates of deposit ranging in terms from 30 days to five years, individual retirement accounts, and non-retail certificates of deposit consisting of jumbo certificates greater than or equal to $100,000. We have historically focused on attracting low cost core deposits. As of September 30, 2005, our deposit portfolio was comprised of 44.7% non-interest bearing deposits versus 14.5% non-interest bearing deposits for similarly sized publicly traded commercial banks at December 31, 2004. As of September 30, 2005, our deposit portfolio was also comprised of 12.7% time deposits while similarly sized publicly traded commercial banks had an average of 42.9% time deposits.
      Our non-interest bearing deposits consist of non-interest bearing checking accounts, which, as of September 30, 2005, were comprised of 40.7% title company deposits, which consist primarily of deposits held in escrow pending the closing of commercial and residential real estate transactions, and, to a lesser extent, operating accounts for title companies; 54.5% other business deposits, which consist primarily of operating accounts for businesses; and 4.8% consumer deposits. We consider these deposits to be core deposits. We believe these deposits are generally not interest rate sensitive since these accounts are not created for investment purposes. The competition for these deposits in our markets is strong. We believe our success in attracting and retaining these deposits is based on several factors, including (1) the high level of service we provide to our customers; (2) our ability to attract and retain experienced relationship bankers who have strong relationships in their communities; (3) our broad array of cash management services; and (4) our competitive pricing on earnings credits paid on these deposits. We intend to continue our efforts to attract deposits from our business lending relationships in order to maintain our low cost of funds and improve our net interest margin. However, if we lost a significant part of our low-cost deposit base, it would negatively impact our profitability.
      Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. Our deposits are primarily obtained from areas surrounding our branch offices. In order to attract and retain deposits, we rely on providing quality service and introducing new products and services that meet our customers’ needs.
      Each subsidiary bank’s asset and liability committee sets its own deposit rates. Our banks consider a number of factors when determining their individual deposit rates, including:

•	Information on current and projected national and local economic conditions and the outlook for interest rates;

•	The competitive environment in the markets it operates in;

•	Loan and deposit positions and forecasts, including any concentrations in either; and

•	FHLB advance rates and rates charged on other sources of funds.
      As of September 30, 2005, we had approximately $2.3 billion in total deposits. The following table shows our deposit composition as of September 30, 2005:

	September 30, 2005

	Amount	Percent

	($ in millions)
Non-interest Bearing Demand	$1,048.2	44.7
Savings & Money Market	893.7	38.1
Time, $100k and over	275.3	11.7
Interest Bearing Demand	107.7	4.6
Other Time	22.6	0.9

Total Deposits	$2,347.5	100.0%

      In addition to our deposit base, we have access to other sources of funding, including FHLB advances, repurchase agreements and unsecured lines of credit with other financial institutions. Additionally, in the past, we have accessed the capital markets through trust preferred offerings.
Financial Products & Services
      In addition to traditional commercial banking activities, we provide other financial services to our customers, including:

•	Internet banking;

•	Wire transfers;

•	Electronic bill payment;

•	Lock box services;

•	Courier services;

•	Cash vault; and

•	Cash management services (including account reconciliation, collections and sweep accounts).
      We have a service center facility currently under development in the Las Vegas metropolitan area, which we anticipate will become operational in the third quarter of 2006. We expect that this facility, once completed, will increase our capacity to provide courier, cash management and other business services.
      Through Miller/ Russell, we provide customers with asset allocation and investment advisory services. In addition, we provide wealth management services including trust administration of personal and retirement accounts, estate and financial planning, custody services and investments through Premier Trust. As of September 30, 2005, Miller/ Russell had $1.1 billion in assets under management, and Premier Trust had $131.9 million in assets under management and $247.7 million in total trust assets.
Customer, Product and Geographic Concentrations
      Approximately 79.8% of our loan portfolio as of September 30, 2005 consisted of real estate secured loans, including commercial real estate loans, construction and land development loans and residential real estate loans. Our business activities are currently focused in the Las Vegas, San Diego, Tucson and Phoenix metropolitan areas. Consequently, our business is dependent on the trends of these regional economies. In addition, approximately 18.5% of our deposits as of September 30, 2005 consisted of title company deposits. No individual or single group of related accounts is considered material in relation to our assets or deposits or in relation to our overall business.
Competition
      The banking and financial services business in our market areas is highly competitive. This increasingly competitive environment is a result primarily of growth in community banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial services providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.
      Competition for deposit and loan products remains strong from both banking and non-banking firms, and this competition directly affects the rates of those products and the terms on which they are offered to consumers. Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer and ATMs.

      Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly impacted by federal and state legislation that makes it easier for non-bank financial institutions to compete with us.
Employees
      As of September 30, 2005, we had 522 full-time equivalent employees.
Properties
      As of September 30, 2005, we conducted business at 16 full-service banking locations in Nevada, Arizona and California. The aggregate net book value of our premises and equipment was $36.9 million at September 30, 2005 (including land and buildings held for sale). The following table sets forth certain information with respect to our offices as of September 30, 2005.

	Owned or	Original Year
	Leased	Acquired/Term of Lease

BankWest of Nevada
Southwest Regional Office	Owned	2001
3985 S. Durango Drive
Las Vegas, NV 89147 - 4131
Henderson Regional Office	Owned	1997
2890 North Green Valley Parkway
Henderson, NV 89014 - 0400
Eastern/ Siena Heights Office	Owned	2001
10199 South Eastern Avenue
Henderson, NV 89052
Central Regional Office	Owned	2005
2700 West Sahara Avenue
Las Vegas, NV 89102 - 1700
Northwest Regional Office	Leased	6/1/98 - 5/31/2013
7251 West Lake Mead, Suite 100
Las Vegas, NV 89128 - 8351
Alliance Bank of Arizona
Phoenix Regional Office	Leased	2/1/03 - 8/1/2013
4646 E. Van Buren, #100
Phoenix, AZ 85008
Scottsdale Office	Leased	10/1/03 - 9/30/08
7373 N. Scottsdale Road, A-195
Scottsdale, AZ 85253
Phoenix Plaza	Leased	7/26/04 - 7/31/09
2901 N. Central Avenue, Suite 100
Phoenix, AZ 85012
Tucson Regional Office	Leased	11/1/03 - 10/31/2013
4703 E. Camp Lowell Office
Tucson, AZ 85712
Tucson Downtown Office	Leased	7/19/04 - 9/30/09
1 South Church Avenue, #950
Tucson, AZ 85701

	Owned or	Original Year
	Leased	Acquired/Term of Lease

Phoenix Biltmore Park Office	Owned	2005
2701 E. Camelback Road, ste.100
Phoenix, Arizona 85016
Tucson Williams Center Office	Owned	2005
200 S. Craycroft Road
Tucson, AZ 85711
Torrey Pines Bank
La Mesa Office	Owned	2004
8379 Center Drive
La Mesa, CA 91942
Carmel Valley Office	Leased	10/13/03 - 10/12/2013
12220 El Camino Real, Suite 100
San Diego, CA 92130
Downtown San Diego	Leased	5/1/03 - 4/30/08
550 West C Street, Suite 100
San Diego, CA 92101
Miller/ Russell & Associates, Inc.
Phoenix Office	Leased	09/01/05 - 08/31/10
2701 E. Camelback Road, Suite 120
Phoenix, AZ 85016
Golden Triangle	Leased	08/01/05 - 07/31/2015
4350 Executive Drive, Suite 130
San Diego, CA 92121
      In addition, during the next 12 months, we expect to open 8 additional banking offices and a service center facility in the following areas:

•	Las Vegas, NV (3 branches and a service center facility)

•	Henderson, NV (1 branch)

•	North Las Vegas, NV (1 branch)

•	Mesa, AZ (1 branch)

•	San Diego, CA (2 branches)
Legal Proceedings
      There are no material pending legal proceedings to which Western Alliance is a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. From time to time, we are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters in the future.
Financial Information Regarding Segment Reporting
      We currently operate our business in four operating segments: BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank and Other (Western Alliance, Miller/ Russell and Premier Trust). Please refer to Note 18 “Segment Information” to our Consolidated Financial Statements for financial information regarding segment reporting.

SUPERVISION AND REGULATION OF WESTERN ALLIANCE
      The following discussion is only intended to summarize significant statutes and regulations that affect the banking industry and therefore is not a comprehensive survey of the field. These summaries are qualified in their entirety by reference to the particular statute or regulation that is referenced or described. Changes in applicable laws or regulations or in the policies of banking supervisory agencies, or the adoption of new laws or regulations, may have a material effect on Western Alliance’s business and prospects. Changes in fiscal or monetary policies also may affect Western Alliance. The probability, timing, nature or extent of such changes or their effect on Western Alliance cannot be predicted.
Bank Holding Company Regulation
      General. Western Alliance Bancorporation is a bank holding company and is registered with the Board of Governors of the Federal Reserve System (“Federal Reserve”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, the Federal Reserve is Western Alliance’s primary federal regulator, and Western Alliance is subject to extensive regulation, supervision and examination by the Federal Reserve. Western Alliance must file reports with the Federal Reserve and provide it with such additional information as it may require.
      Under Federal Reserve regulations, a bank holding company is required to serve as a source of financial and managerial strength for its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve’s policy that, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use its available resources to provide adequate capital to its subsidiary banks during period of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet these obligations will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of Federal Reserve regulations, or both.
      Among its powers, the Federal Reserve may require a bank holding company to terminate an activity or terminate control of, divest or liquidate subsidiaries or affiliates that the Federal Reserve determines constitute a significant risk to the financial safety or soundness of the bank holding company or any of its bank subsidiaries. Subject to certain exceptions, bank holding companies also are required to give written notice to and receive approval from the Federal Reserve before purchasing or redeeming their common stock or other equity securities. The Federal Reserve also may regulate provisions of a bank holding company’s debt, including by imposing interest rate ceilings and reserve requirements. In addition, the Federal Reserve requires all bank holding companies to maintain capital at or above certain prescribed levels.
      Holding Company Bank Ownership. The BHC Act requires every bank holding company to obtain the approval of the Federal Reserve before it may acquire, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of any class of the outstanding voting shares of such other bank or bank holding company, acquire all or substantially all the assets of another bank or bank holding company, acquire the power to exercise a controlling influence over the management or policies of another bank or bank holding company or to control the election of a majority of the directors (or trustees, general partners or other similar functions) of another bank or bank holding company, or merge or consolidate with another bank holding company.
      Holding Company Nonbank Ownership. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring or retaining, directly or indirectly, ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company, or from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain nonbank activities that have been identified by statute or by Federal Reserve regulation or order as activities so closely related to the business of banking or of managing or controlling banks as to be a proper incident thereto. Business activities that have been determined to be so related to banking include securities brokerage services, investment advisory services, fiduciary services and certain management advisory and data processing services, among others.

      Change in Control. In the event that the BHC Act is not applicable to a person or entity, the Change in Bank Control Act of 1978 (“CIBC Act”) requires, that such person or entity give notice to the Federal Reserve and the Federal Reserve not disapprove such notice before such person or entity may acquire “control” of a bank or bank holding company. A limited number of exemptions apply to such transactions. Control is conclusively presumed to exist if a person or entity acquires 25% or more of the outstanding shares of any class of voting stock of the bank holding company or insured depository institution. Control is rebuttably presumed to exist if a person or entity acquires 10% or more but less than 25% of such voting stock and either the issuer has a class of registered securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or no other person or entity will own, control or hold the power to vote a greater percentage of such voting stock immediately after the transaction.
      State Law Restrictions. As a Nevada corporation, Western Alliance is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, Nevada law imposes restrictions relating to indemnification of directors, maintenance of books, records and minutes and observance of certain corporate formalities. Western Alliance also is a bank holding company within the meaning of state law in the states where its subsidiary banks are located. As such, it is subject to examination by and may be required to file reports with the Nevada Financial Institutions Division (“Nevada FID”) under sections 666.095 and 666.105 of the Nevada Revised Statutes. Western Alliance must obtain the approval of the Nevada Commissioner of Financial Institutions (“Nevada Commissioner”) before it may acquire a bank. Any transfer of control of a Nevada bank holding company must be approved in advance by the Nevada Commissioner.
      Under section 6-142 of the Arizona Revised Statutes, no person may acquire control of a company that controls an Arizona bank without the prior approval of the Arizona Superintendent of Financial Institutions (“Arizona Superintendent”). A person who has the power to vote 15% or more of the voting stock of a controlling company is presumed to control the company.
      Western Alliance also is subject to examination and reporting requirements of the California Department of Financial Institutions (“California DFI”) under sections 3703 and 3704 of the California Financial Code. Any transfer of control of a corporation that controls a California bank requires the prior approval of the California Commissioner of Financial Institutions (“California Commissioner”).
Bank Regulation
      General. Western Alliance controls three subsidiary banks. BankWest of Nevada, located in Las Vegas, Nevada, is chartered by the State of Nevada and is subject to primary regulation, supervision and examination by the Nevada FID. Alliance Bank, located in Phoenix, Arizona, is chartered by the State of Arizona and is subject to primary regulation, supervision and examination by the Arizona Department of Financial Institutions. Torrey Pines Bank, located in San Diego, California, is chartered by the State of California and is subject to primary regulation, supervision and examination by the California DFI. Each bank also is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”), which is its primary federal banking supervisory authority, and, as to certain matters, the Federal Reserve.
      Federal and state banking laws and the implementing regulations promulgated by the federal and state banking regulatory agencies cover most aspects of the banks’ operations, including capital requirements, reserve requirements against deposits and for possible loan losses and other contingencies, dividends and other distributions to shareholders, customers’ interests in deposit accounts, payment of interest on certain deposits, permissible activities and investments, securities that a bank may issue and borrowings that a bank may incur, rate of growth, number and location of branch offices and acquisition and merger activity with other financial institutions.
      Deposits in the banks are insured by the FDIC to applicable limits through the Bank Insurance Fund. All of Western Alliance’s subsidiary banks are required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. For the assessment period ending June 30, 2005, Western Alliance’s subsidiary banks are not required to pay any premium for deposit insurance. The FDIC also is empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. This assessment is not related to the condition of the banks that are assessed. The assessment is adjusted quarterly. The assessment for the first quarter of 2006 is $0.0132 per $100 of FDIC-insured deposits.
      If, as a result of an examination, the FDIC were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of the banks’ operations had become unsatisfactory, or that any of the banks or their management was in violation of any law of regulation, the FDIC may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the bank’s capital, to restrict the bank’s growth, to assess civil monetary penalties against the bank’s officers or directors, to remove officers and directors and, if the FDIC concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the bank’s deposit insurance.
      Under Nevada, Arizona and California law, the respective state banking supervisory authority has many of the same remedial powers with respect to its state-chartered banks.
      Change in Control. The application of the CIBC Act is described in the discussion above regarding bank holding companies. Under Nevada banking law, a Nevada bank must report a change in ownership of 10% or more of the bank’s outstanding voting stock to the Nevada FID within three business days after obtaining knowledge of the change. Any person who acquires control of a Nevada bank must obtain the prior approval of the Nevada Commissioner. Arizona banking law provides that no person may acquire control of an Arizona bank without the prior approval of the Arizona Superintendent. A person who has the power to vote 15% or more of the voting stock of an Arizona bank is presumed to control the bank. California banking law requires that any person must obtain the prior approval of the California Commissioner before that person may acquire control of a California bank. A person who has the power to vote 10% or more of the voting stock of a California bank is presumed to control the bank.
      Bank Merger. Section 18(c) of the Federal Deposit Insurance Act (“FDI Act”) requires a bank or any other insured depository institution to obtain the approval of its primary federal banking supervisory authority before it may merge or consolidate with or acquire the assets or assume the liabilities of any other insured depository institution. State law requirements are similar. Nevada banking law requires that a bank must obtain the prior approval of the Nevada Commissioner before it may merge or consolidate with or transfer its assets and liabilities to another bank. Arizona banking law requires the approval of the Arizona Superintendent before a bank may merge or consolidate with another bank. Under California law, a California bank that is the survivor of a merger must file an application for approval with the California Commissioner.
Regulation of Nonbanking Subsidiaries
      Premier Trust Inc. Premier Trust, Inc. is a trust company chartered by the State of Nevada. Under Nevada law, a company may not transact any trust business, with certain exceptions, unless authorized by the Nevada Commissioner. The Nevada Commissioner examines the books and records of registered trust companies and may take possession of all the property and assets of a trust company whose capital is impaired or is otherwise determined to be unsafe and a danger to the public.
      Miller/Russell & Associates, Inc. Miller/ Russell & Associates, Inc. is an Arizona corporation and an investment adviser that is registered with the SEC under the Investment Advisers Act of 1940 (“Advisers Act”). Under the Advisers Act, an investment adviser is subject to supervision and inspection by the SEC. A significant element of supervision under the Advisers Act is the requirement to make significant disclosures to the public under Part II of Form ADV of the adviser’s services and fees, the qualifications of its associated persons, financial difficulties and potential conflicts of interests. An investment adviser must keep extensive books and records, including all customer agreements, communications with clients, orders placed and proprietary trading by the adviser or any advisory representative.

Capital Standards
      Regulatory Capital Guidelines. The Federal Reserve and the FDIC have risk-based capital adequacy guidelines intended to measure capital adequacy with regard to the degree of risk associated with a banking organization’s operations for transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, that are reported as off-balance-sheet items. Under these guidelines, the nominal dollar amounts of assets on the balance sheet and credit-equivalent amounts of off-balance-sheet items are multiplied by one of several risk adjustment percentages. These range from 0.0% for assets with low credit risk, such as cash and certain U.S. government securities, to 100.0% for assets with relatively higher credit risk, such as business loans. A banking organization’s risk-based capital ratios are obtained by dividing its Tier 1 capital and total qualifying capital (Tier 1 capital and a limited amount of Tier 2 capital) by its total risk-adjusted assets and off-balance-sheet items. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan and lease losses and certain other instruments that have some characteristics of equity. The inclusion of elements of Tier 2 capital as qualifying capital is subject to certain other requirements and limitations of the federal banking supervisory agencies. Since December 31, 1992, the Federal Reserve and the FDIC have required a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance-sheet items of 4.0% and a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance-sheet items of 8.0%.
      The Federal Reserve and the FDIC require banking organizations to maintain a minimum amount of Tier 1 capital relative to average total assets, referred to as the leverage ratio. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3.0%. However, an institution with a 3.0% leverage ratio would be unlikely to receive the highest rating since a strong capital position is a significant part of the regulators’ rating criteria. All banking organizations not rated in the highest category must maintain an additional capital cushion of 100 to 200 basis points. The Federal Reserve and the FDIC have the discretion to set higher minimum capital requirements for specific institutions whose specific circumstances warrant it, such as a bank or bank holding company anticipating significant growth. A state-chartered bank that does not achieve and maintain the required capital levels may be issued a capital directive by the Federal Reserve or the FDIC, as appropriate, to ensure the maintenance of required capital levels. Neither the Federal Reserve nor the FDIC has advised Western Alliance or any of its subsidiary banks that it is subject to any special capital requirements.
      Prompt Corrective Action. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including institutions that fall below one or more of the prescribed minimum capital ratios described above. An institution that is classified based upon its capital levels as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it was in the next lower capital category if its primary federal banking supervisory authority, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment. At each successively lower capital category, an insured depository institution is subject to additional restrictions. A bank holding company must guarantee that a subsidiary bank that adopts a capital restoration plan will meet its plan obligations, in an amount not to exceed 5% of the subsidiary bank’s assets or the amount required to meet regulatory capital requirements, whichever is less. Any capital loans made by a bank holding company to a subsidiary bank are subordinated to the claims of depositors in the bank and to certain other indebtedness of the subsidiary bank. In the event of the bankruptcy of a bank holding company, any commitment by the bank holding company to a federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.
      In addition to measures that may be taken under the prompt corrective action provisions, federal banking regulatory authorities may bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate federal banking regulatory authority or any written agreement with the authority. Possible enforcement actions include the appointment of a conservator or receiver, the issuance of a cease-and-desist order that could be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders. In addition, a bank holding company’s inability to serve as a source of strength for its subsidiary banks could serve as an additional basis for a regulatory action against the bank holding company.
      Under Nevada law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Nevada Commissioner must require the bank to make the impairment good within three months after receiving notice from the Nevada Commissioner. If the impairment is not made good, the Nevada Commissioner may take possession of the bank and liquidate it.
      Dividends. Western Alliance has never declared or paid cash dividends on its capital stock. Western Alliance currently intends to retain any future earnings for future growth and does not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will be at the discretion of Western Alliance’s board of directors and will depend on the company’s earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, contractual restrictions and other factors that the board of directors may deem relevant.
      Western Alliance’s ability to pay dividends is subject to the regulatory authority of the Federal Reserve. Although there are no specific federal law or regulations restricting dividend payments by bank holding companies, the supervisory concern of the Federal Reserve focuses on a holding company’s capital position, its ability to meet its financial obligations as they come due, and its capacity to act as a source of financial strength to its subsidiaries. In addition, Federal Reserve policy discourages the payment of dividends by a bank holding company that are not supported by current operating earnings.
      As a bank holding company registered with the State of Nevada, Western Alliance also is subject to limitations under Nevada law on the payment of dividends. Nevada banking law imposes no restrictions on bank holding companies regarding the payment of dividends. Under Nevada corporate law, section 78-288 of the Nevada Revised Statutes provides that no cash dividend or other distribution to shareholders, other than a stock dividend, may be made if, after giving effect to the dividend, the corporation would not be able to pay its debts as they become due or, unless specifically allowed by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities and the claims of preferred stockholders upon dissolution of the corporation.
      From time to time, Western Alliance may become a party to financing agreements and other contractual obligations that have the effect of limiting or prohibiting the declaration or payment of dividends. Holding company expenses and obligations with respect to its outstanding trust preferred securities and corresponding subordinated debt also may limit or impair Western Alliance’s ability to declare and pay dividends.
      Since Western Alliance has no significant assets other than the voting stock of its subsidiaries, it currently depends on dividends from its bank subsidiaries and, to a much lesser extent, its nonbank subsidiaries, for a substantial portion of its revenue. The ability of a state nonmember bank to pay cash dividends is not restricted by federal law or regulations. State law imposes restrictions on the ability of each of Western Alliance’s subsidiary banks to pay dividends:

•	Under sections 661.235 and 661.240 of the Nevada Revised Statutes, BankWest of Nevada may not pay dividends unless the bank’s surplus fund, not including any initial surplus fund, equals the bank’s initial stockholders’ equity, including 10% of the previous year’s net profits, and the dividend would not reduce the bank’s stockholders’ equity below the initial stockholders’ equity of the bank or 6% of the total deposit liability of the bank.

•	Under section 6-187 of the Arizona Revised Statutes, Alliance may pay dividends on the same basis as any other Arizona corporation. Under section 10-640 of the Arizona Revised Statutes, a corporation may not make a distribution to shareholders if to do so would render the corporation insolvent or unable to pay its debts as they become due. However, an Arizona bank may not declare a non-stock dividend out of capital surplus without the approval of the Arizona Superintendent.

•	Under section 642 of the California Financial Code, Torrey Pines Bank may not, without the prior approval of the California Commissioner, make a distribution to its shareholders in an amount exceeding the bank’s retained earnings or its net income, whichever is less, during its last three fiscal years, less any previous distributions made during that period by the bank or by any majority-owned subsidiary of the bank. Under section 643 of the California Financial Code, the California Commissioner may approve a larger distribution, but in no event to exceed the bank’s net income during the year, net income during the prior fiscal year or retained earnings, whichever is greatest.
      As of September 30, 2005, BankWest of Nevada, Alliance Bank, and Torrey Pines Bank had the unrestricted ability to pay dividends in an aggregate amount of approximately $28.8 million.
      Redemption. A bank holding company may not purchase or redeem its equity securities without the prior written approval of the Federal Reserve if the purchase or redemption combined with all other purchases and redemptions by the bank holding company during the preceding 12 months equals or exceeds 10% of the bank holding company’s consolidated net worth. However, prior approval is not required if the bank holding company is well-managed, not the subject of any unresolved supervisory issues and both immediately before and after the purchase or redemption is well-capitalized.
Increasing Competition in Financial Services
      Interstate Banking And Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal Act”) generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, unless the home state of the bank holding company or either merging bank has opted out under the legislation. After properly entering a state, an out-of-state bank may establish de novo branches or acquire branches or acquire other banks on the same terms as a bank that is chartered by the state.
      Nevada has enacted legislation authorizing interstate mergers pursuant to the Riegle-Neal Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank that are acquired in an interstate combination. An out-of-state bank may not enter the state by establishing a de novo branch or acquiring a branch of a depository institution in Nevada without acquiring the institution itself or its charter. However, with the written approval of the Nevada Commissioner, such an out-of-state bank or bank holding company may engage in such a transaction in a county with a population less than 100,000.
      An out-of-state bank may enter Arizona by establishing a de novo branch or by acquiring a single branch of a financial institution that is headquartered in the state, provided that the branch is more than five years old and the state in which the out-of-state bank is headquartered extends reciprocal rights. An out-of-state bank holding company without a subsidiary bank in Arizona may establish a de novo bank in the state, and thereafter may acquire additional banks.
      An out-of-state bank may not enter California by establishing a de novo branch or acquiring a branch of a depository institution in California unless it merges with a California bank or acquires the whole business unit of a California bank. An out-of-state bank holding company without a subsidiary bank in California may establish a de novo bank in the state, and thereafter may acquire additional banks.
      Financial Holding Company Status. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (“GLB Act”), was enacted in order to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities and investment banking firms and other financial service providers. The GLB Act revised the BHC Act to permit a qualifying bank holding company to engage in a broader range of financial activities, primarily through wholly owned subsidiaries, and thereby to foster greater competition among financial service companies. The GLB Act also contains provision that expressly preempt any state law restricting the establishment of financial affiliations, primarily with regard to insurance activities. The GLB Act:

•	Broadens the activities that may be conducted by bank holding companies and their subsidiaries and by national banks through financial subsidiaries. Under parity provisions of the FDI Act and FDIC regulations, as well as state banking laws and regulations, insured state banks may engage in activities that are permissible for national banks, thereby extending the effect of the GLB Act to state banks as well;

•	Provides a framework for protecting the privacy of consumer information;

•	Modifies the laws governing the implementation of the Community Reinvestment Act (“CRA”); and

•	Addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

      In order to become or remain a financial holding company, a bank holding company must be well-capitalized, well-managed, and, except in limited circumstances, rated “satisfactory” or better for performance under the CRA. Failure by a financial holding company to maintain compliance with these requirements or correct non-compliance within a fixed time period could lead to the divesture of all subsidiary banks or a requirement to conform all nonbanking activities to those permissible for a bank holding company. A bank holding company that is not also a financial holding company can only engage in banking and such other activities that were determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto at the time that the GLB Act was adopted by Congress.
      A bank holding company that qualifies and elects to become a financial holding company may affiliate with securities firms and insurance companies and engage in investment banking and other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. Under the regulations of the Federal Reserve implementing the GLB Act, activities that are financial in nature and may be engaged in by financial holding companies include securities underwriting, dealing and market making, sponsoring mutual funds and investment companies, engaging in insurance underwriting and brokerage activities, investing (without providing routine management) in companies engaged in nonfinancial activities and conducting activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be financial in nature or incidental to a financial activity.
      Western Alliance does not believe that the GLB Act will have a material effect on its operations, at least in the near-term. Western Alliance is not a financial holding company and has no current plans to engage in any activities not permitted to traditional bank holding companies. However, to the extent that the GLB Act enables banks, securities firms and insurance companies to affiliate, the financial service industry may experience further consolidation. The GLB Act also may contribute to an increase in the level of competition that Western Alliance faces from larger institutions and other types of companies offering diversified financial products, many of which may have substantially greater financial resources than Western Alliance has.
Selected Regulation of Banking Activities
      Transactions with Affiliates. Transactions between banks and their affiliates are governed by sections 23A and 23B of the Federal Reserve Act (“FRA”) and Federal Reserve regulations thereunder. Generally, sections 23A and 23B are intended to protect banks from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and by requiring that such transactions be on terms that are consistent with safe and sound banking practices. Sections 23A and 23B also regulate transactions by a bank with financial subsidiaries that it may operate as a result of the expanded authority granted under the GLB Act. Covered transactions include extensions of credit to affiliates, investments in securities issued by affiliates and the use of affiliates’ securities as collateral for loans to any non-affiliated borrower. These laws and regulations may limit the ability of Western Alliance to obtain funds from its subsidiary banks for its cash needs, including funds for payment of dividends, interest and operational expenses.
      Insider Credit Transactions. Banks also are subject to certain restrictions under the FRA and Federal Reserve regulations that implement it regarding extensions of credit to executive officers, directors or principal shareholders of a bank and its affiliates or to any related interests of such persons (i.e., insiders). All extensions of credit to insiders must be made on substantially the same terms and pursuant to the same credit underwriting procedures as are applicable to comparable transactions with persons who are neither insiders nor employees, and must not involve more than the normal risk of repayment or present other unfavorable features. Insider loans also are subject to certain lending limits, restrictions on overdrafts to insiders and requirements for prior approval by the bank’s board of directors.
      Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower. Under Nevada law, the total amount of outstanding loans that a bank may make to a single borrower generally may not exceed 25% of stockholders’ equity. Under Arizona law, the obligations of one borrower to a bank may not exceed 15% of the bank’s capital. Under California law, the obligations of any one borrower to a bank generally may not exceed 25% of the sum of the bank’s shareholders’ equity, allowance for loan losses, capital notes and debentures.
      Tying Arrangements. Western Alliance and its subsidiary banks are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. With certain exceptions for traditional banking services, Western Alliance’s subsidiary banks may not condition an extension of credit to a customer on a requirement that the customer obtain additional credit, property or services from the bank, Western Alliance or any of Western Alliance’s other subsidiaries, that the customer provide some additional credit, property or services to the bank, Western Alliance or any of Western Alliance’s other subsidiaries or that the customer refrain from obtaining credit, property or other services from a competitor.
      Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank or bank holding company may be removed by the institution’s primary federal banking supervisory authority. Federal law also prohibits a management official of a bank or bank holding company from serving as a management official with an unaffiliated bank or bank holding company that has offices within a specified geographic area that is related to the location of the bank’s offices and the asset size of the institutions.
      Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan, acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.
Consumer Protection Laws and Regulations
      The banking regulatory authorities are have increased their attention in recent years to compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. The bank is subject to many federal consumer protection statutes and regulations, some of which are discussed below.
      Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal regulatory agencies, when examining insured depository institutions, to assess a bank’s record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the CRA assessment factors in order to provide a rating to the financial institution. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” BankWest of Nevada was rated “outstanding” in its last examination for CRA performance, as of March 2004. Alliance was rated “satisfactory” in its last examination for CRA performance, as of November 2004. Torrey Pines Bank has not yet been examined for CRA performance and does not have a rating.

      Equal Credit Opportunity Act. The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.
      Truth in Lending Act. The Truth in Lending Act (“TILA”) is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.
      Fair Housing Act. The Fair Housing Act (“FHA”) regulates many practices, and makes it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be illegal under the FHA, including some practices that are not specifically mentioned in the FHA.
      Home Mortgage Disclosure Act. The Home Mortgage Disclosure Act (“HMDA”) grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that is intended to help to show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. Beginning in March 2005, home mortgage lenders, including banks, were required under the HMDA to make available to the public expanded information regarding the pricing of home mortgage loans, including the “rate spread” between the interest rate on loans and certain Treasury securities and other benchmarks. The availability of this information has led to increased scrutiny of higher-priced loans at all financial institutions to detect illegal discriminatory practices and to the initiation of a limited number of investigations by federal banking agencies and the U.S. Department of Justice.
      Real Estate Settlement Practices Act. The Real Estate Settlement Procedures Act (“RESPA”) requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. RESPA also prohibits certain abusive practices, such as kickbacks and fee-splitting without providing settlement services.
      Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these laws generally, the Western Alliance and its subsidiary banks may incur additional compliance costs or be required to expend additional funds for investments in its local community.
Predatory Lending
      “Predatory lending” is a far-reaching concept and potentially covers a broad range of behavior. As such, it does not lend itself to a concise or comprehensive definition. However, predatory lending typically involves one or more of the following elements:

•	making unaffordable loans based on the borrower’s assets rather than the borrower’s ability to repay an obligation;

•	inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping; and

•	engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.
      The Home Ownership Equity and Protection Act of 1994 (“HOEPA”) and regulations adopted by the Federal Reserve to implement it require extra disclosures and extend additional protection to borrowers in consumer credit transactions, such as home repairs or renovation, that is secured by a mortgage on the borrower’s primary residence. The HOEPA disclosures and protections are applicable to consumer loans with any of the following features:

•	interest rates for first lien mortgage loans more than 8 percentage points above the yield on U.S. Treasury securities having a comparable maturity;

•	interest rates for subordinate lien mortgage loans more than 10 percentage points above the yield on U.S. Treasury securities having a comparable maturity; or

•	fees, such as optional insurance and similar debt protection costs paid in connection with the credit transaction that, when combined with points and fees, are deemed to be excessive.
      HOEPA also prohibits loan flipping by the same lender or loan servicer within a year of the loan being refinanced. Lenders are presumed to have violated the law unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid.
Privacy
      Under the GLB Act, all financial institutions, including Western Alliance, its bank subsidiaries and certain of their nonbanking affiliates and subsidiaries are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer’s request and to protect customer data from unauthorized access. In addition, the Fair and Accurate Credit Transactions Act of 2003 (“FACT Act”) includes many provisions concerning national credit reporting standards and permits consumers, including customers of Western Alliance’s subsidiary banks, to opt out of information-sharing for marketing purposes among affiliated companies. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve and the Federal Trade Commission have extensive rulemaking authority under the FACT Act, and Western Alliance and its subsidiary banks are subject to these provisions. Western Alliance has developed policies and procedures for itself and its subsidiaries to maintain compliance and believes it is in compliance with all privacy, information sharing and notification provisions of the GLB Act and the FACT Act.
      Under California law, every business that owns or licenses personal information about a California resident must maintain reasonable security procedures and policies to protect that information. All customer records that contain personal information and that are longer to be retained must be destroyed. Any person that conducts business in California, maintains customers’ personal information in unencrypted computer records and experiences a breach of security with regard to those records must promptly disclose the breach to all California residents whose personal information was or is reasonably believed to have been acquired by unauthorized persons as a result of such breach. Any person who maintains computerized personal data for others and experiences a breach of security must promptly inform the owner or licensee of the breach. A business may not provide personal information of its customers to third parties for direct mailing purposes unless the customer “opts in” to such information sharing. A business that fails to provide this privilege to its customers must report the uses made of its customers’ data upon a customer’s request.
Compliance
      In order to assure that Western Alliance and its subsidiary banks are in compliance with the laws and regulations that apply to their operations, including those summarized below, Western Alliance and each of its subsidiary banks employs a compliance officer and Western Alliance engages an independent compliance auditing firm. Western Alliance is regularly reviewed by the Federal Reserve and the subsidiary banks are regularly reviewed by the FDIC and their respective state banking agencies, as part of which their compliance with applicable laws and regulations is assessed. Based on the assessments of its outside compliance auditors and state and federal banking supervisory authorities of Western Alliance and its subsidiary banks, Western Alliance believes that it materially complies with all the laws and regulations that apply to its operations.

Corporate Governance and Accounting Legislation
      Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act (“SOX”) was adopted for the stated purpose to increase corporate responsibility, enhance penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOX is the most far-reaching U.S. securities legislation enacted in several years. It applies generally to all companies that file or are required to file periodic reports with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”), which includes Western Alliance. SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. Among its provisions, SOX subjects bonuses issued to top executives to disgorgement if a subsequent restatement of a company’s financial statements was due to corporate misconduct, prohibits an officer or director from misleading or coercing an auditor, prohibits insider trades during pension fund “blackout periods,” imposes new criminal penalties for fraud and other wrongful acts and extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.
      SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act. In addition, the federal banking regulatory authorities have adopted requirements concerning the certification of financial statements by bank officials that are generally similar to requirements under SOX.
Anti-Money Laundering and Anti-Terrorism Legislation
      Congress enacted the Bank Secrecy Act of 1970 (the “BSA”) to require financial institutions, including Western Alliance and its subsidiary banks, to maintain certain records and to report certain transactions to prevent such institutions from being used to hide or transfer money derived from criminal activity and tax evasion. The BSA establishes, among other things, (a) record keeping requirements to assist government enforcement agencies in tracing financial transactions and flow of funds; (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports) to assist government enforcement agencies in detecting patterns of criminal activity; (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the BSA and its implementing regulations; and (d) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.
      Title III of the USA PATRIOT Act (the “USA PATRIOT Act”) amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Among other things, the USA PATRIOT Act requires all financial institutions, including Western Alliance, its subsidiary banks and several of their nonbanking affiliates and subsidiaries, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the GLB Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA PATRIOT Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution. Western Alliance and its affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act, and they engage in very few transactions of any kind with foreign financial institutions or foreign persons.

      The Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions, including Western Alliance, its subsidiary banks and several of their nonbanking affiliates and subsidiaries, must scrutinize transactions to ensure that they do not represent obligations of, or ownership interests in, entities owned or controlled by sanctioned targets. In addition, Western Alliance, its subsidiary banks and several of their nonbanking affiliates and subsidiaries restrict transactions with certain targeted countries except as permitted by OFAC.

MANAGEMENT OF WESTERN ALLIANCE
Executive Officers and Directors
      The following table sets forth, as of December 31, 2005, information concerning the individuals who are and will remain Western Alliance executive officers and directors upon completion of the merger.

Name	Age	Position with Western Alliance Bancorporation

Robert Sarver	44	Chairman of the Board, President and Chief Executive Officer
Gary Cady	51	Executive Vice President, California Administration
Duane Froeschle	53	Executive Vice President and Chief Credit Officer
Dale Gibbons	45	Executive Vice President and Chief Financial Officer
James Lundy	56	Executive Vice President, Arizona Administration
Linda Mahan	48	Executive Vice President, Operations
Merrill Wall	58	Executive Vice President and Chief Administrative Officer
Larry L. Woodrum	67	Executive Vice President, Nevada Administration and Director
Paul Baker	64	Director
Bruce Beach	56	Director
William S. Boyd	74	Director
Steven J. Hilton	44	Director
Marianne Boyd Johnson	47	Director
Cary Mack	46	Director
Arthur Marshall	76	Director
Todd Marshall	49	Director
M. Nafees Nagy, M.D.	62	Director
James E. Nave, D.V.M.	61	Director
Edward Nigro	63	Director
Donald D. Snyder	58	Director
      Paul Baker has been a director of Western Alliance and Alliance Bank of Arizona since December 2002 and February 2003, respectively. Mr. Baker has been a prominent Tucson businessman for the last 30 years. Mr. Baker has been the President and Chief Executive Officer of the Enterprise Group, Inc. since 1998. Mr. Baker was also the founder of Arizona Mail Order Company, a direct-marketer of women’s clothing. Arizona Mail Order Company was later sold to Fingerhut. Mr. Baker served as a director of Grossmont Bank from 1995 to 1998.
      Bruce Beach has been a director of Western Alliance since April 2005. Mr. Beach has been a director of Alliance Bank of Arizona since its formation. Mr. Beach has been Chairman and Chief Executive Officer of Beach, Fleischman & Co., P.C., an accounting and business advisory firm in Southern Arizona, since May 1991. Mr. Beach is a certified public accountant, received a BS in business administration and an MBA from the University of Arizona, and has 31 years of experience in public accounting. Mr. Beach also has been the

Vice-Chairman of Carondelet Health Network, one of the largest hospital systems in Southern Arizona, since July 2004 and has served as the chairman of its audit committee since July 2003.
      William S. Boyd has been a director and principal shareholder of Western Alliance since inception and was a founder of its first bank, BankWest of Nevada. Mr. Boyd has served as a director of Boyd Gaming Corporation since its inception in June 1988 and as Chairman of the Board and Chief Executive Officer since August 1998. He served as a director of Nevada State Bank from 1965 to 1985. Mr. Boyd played a leading role in founding the William S. Boyd School of Law at the University of Nevada, Las Vegas. Mr. Boyd is the father of director Marianne Boyd Johnson.
      Gary Cady has been the Executive Vice President of California Administration and President of Torrey Pines Bank since May 2003. Mr. Cady was also a director of Western Alliance from June 2003 to April 2005. Mr. Cady has 28 years of commercial banking experience, most recently as Senior Vice President and Regional Manager for California Bank and Trust in San Diego from August 1987 to February 2003. Mr. Cady is a director of Grossmont Hospital Corporation and a board member of the San Diego East County Regional Chamber of Commerce.
      Duane Froeschle has been the Chief Credit Officer and an Executive Vice President of Western Alliance and Vice Chairman and Chief Credit Officer of Alliance Bank of Arizona since February 2003. Mr. Froeschle has 30 years of experience in commercial banking. Prior to joining Western Alliance, Mr. Froeschle held various positions with National Bank of Arizona from June 1987 to June 2002, including Chief Credit Officer from June 1997 to December 2001.
      Dale Gibbons has been the Chief Financial Officer and an Executive Vice President of Western Alliance and BankWest of Nevada since May 2003 and July 2004, respectively. He also has been a director of Premier Trust, Inc. since December 2003 and Miller/ Russell & Associates since May 2004. Mr. Gibbons has 24 years of experience in commercial banking, including serving as Chief Financial Officer and Secretary of the Board of Zions Bancorporation from August 1996 to June 2001. In June 2001, Mr. Gibbons resigned from Zions following his arrest related to certain criminal charges. From June 2001 until his acquittal in June 2002, Mr. Gibbons was actively involved in his defense, and from June 2002 to May 2003, Mr. Gibbons was actively seeking suitable employment and engaged in various consulting projects, including with Western Alliance. From 1979 to 1996, Mr. Gibbons worked for First Interstate Bancorp in a variety of retail banking and financial management positions.
      Steven J. Hilton has been a director of Western Alliance and Alliance Bank of Arizona since December 2002 and February 2003, respectively. Mr. Hilton was the co-founder, and is the Co-Chairman and Chief Executive Officer of Meritage Homes Corporation. Mr. Hilton founded Arizona-based Monterey Homes in 1985. Under Mr. Hilton’s leadership, Monterey became a publicly traded company and combined with Legacy Homes in 1997, resulting in the creation of Meritage Homes Corporation. Mr. Hilton received his Bachelor of Science degree in accounting from the University of Arizona.
      Marianne Boyd Johnson has served as a founding director of Western Alliance and BankWest of Nevada since their establishment in 1995 and 1994, respectively. Since 1992, Ms. Johnson has been a member of the Board of Directors of Boyd Gaming Corporation and has served as its Vice Chairman of the Board and Senior Vice President since February 2001 and December 2001, respectively. Ms. Johnson has served Boyd Gaming since 1977 in a variety of capacities, including sales and marketing. Ms. Johnson served as a Director of Nevada Community Bank until its sale to First Security Bank (Wells Fargo) in 1993. Ms. Johnson is the daughter of director William S. Boyd.
      James Lundy has been the Executive Vice President of Arizona Administration and President and Chief Executive Officer of Alliance Bank of Arizona since February 2003. Mr. Lundy was also a director of Western Alliance from February 2003 to March 2005. From June 1991 to June 2002, Mr. Lundy served as Senior Vice President and Executive Vice President of National Bank of Arizona, and from December 2000 to June 2002, as Vice Chairman of National Bank of Arizona. Most recently, Mr. Lundy oversaw National Bank of Arizona’s commercial banking function on a statewide basis, with direct responsibility for over $1 billion in commercial loan commitments, executive oversight of marketing and overall supervision of approximately 100 employees involved in commercial banking and marketing throughout Arizona.
      Cary Mack has been a director of Western Alliance since April 2005. Mr. Mack has been a director of Torrey Pines Bank since its formation in May 2003. Mr. Mack is licensed in the State of California as a certified public accountant, attorney and real estate broker. He was formerly employed with PricewaterhouseCoopers’ audit and dispute resolution practices until 1990, when he became a founding shareholder, and the chief executive officer of Mack.Barclay Inc., a forensic certified public accounting, economic and information technology consulting firm specializing in the evaluation and resolution of complex economic and accounting issues in the business and litigation environments.
      Linda Mahan has been the Executive Vice President — Operations for Western Alliance since July 2004. In this capacity, Ms. Mahan oversees centralized operations and technology. From 1994 to July 2004, Ms. Mahan was Chief Financial Officer of BankWest of Nevada. Ms. Mahan was controller of Sun State Bank, Las Vegas, Nevada from 1982 until 1994. Her responsibilities at Sun State included accounting, human resources, and bank operations for six branches. Ms. Mahan recently graduated from the Pacific Coast Banking School. She has been in banking since 1974.
      Arthur Marshall has been a director of Western Alliance since 1995 and the Chairman of the Board of BankWest of Nevada since its establishment in 1994. He served as Chairman of the Board of Directors of Western Alliance until December 2002. He was a co-founder of Marshall Rousso, now Marshall Retail Group, or MRG, a privately owned retail apparel chain in the Western United States and served as its President from 1959 to 1988. He is a member of the Nevada Gaming Commission and the national commission of the Anti-Defamation League and a former board member of the Public Employees Retirement System of Nevada. He is a recipient of the Prime Minister’s award from the State of Israel. Mr. Marshall is the father of director Todd Marshall.
      Todd Marshall was a founding director of BankWest of Nevada and Western Alliance and has served as a director continuously since their establishment in 1994 and 1995, respectively. Mr. Marshall has been the Chief Executive Officer of MRG since May 1976. Mr. Marshall is the son of director Arthur Marshall.
      M. Nafees Nagy, M.D. has served as a director of BankWest of Nevada since its establishment in 1994 and as a director of Western Alliance since April 2004. Dr. Nagy has practiced medicine in Las Vegas for more than 30 years and specializes in oncology, clinical hematology, and cancer chemotherapy. He founded and is President and a director of the Nevada Cancer Center. Dr. Nagy served for eight years as a member of the Nevada State Board of Medical Examiners. Dr. Nagy is certified by the American Board of Internal Medicine and the American Board of Utilization Review and Quality Assurance and has consulted for several healthcare concerns. He currently is a member of the advisory board for Option Care. Dr. Nagy formerly served as a director of Sun Bank for five years and Nevada Community Bank until its sale in 1993. He retired from the U.S. Army as a Lt. Colonel and served in Operation Desert Storm in 1991.
      James E. Nave, D.V.M. has served as a director of Western Alliance and BankWest of Nevada since their establishment in 1995 and 1994, respectively. Dr. Nave, a former officer in the armed forces, has owned the Tropicana Animal Hospital since 1974. He is a former President of the American Veterinary Association. Dr. Nave is also the Globalization Liaison Agent for Education and Licensing for the American Veterinary Medical Association and Chairperson of the National Commission for Veterinary Economics Issues. He is also a member of the Nevada Veterinary Medical Association, the Clark County Veterinary Medical Association, the National Academy of Practitioners, the Western Veterinary Conference, the American Animal Hospital Association, the Executive Board of the World Veterinary Association and was the chairman of the University of Missouri, College of Veterinary Medicine Development Committee. He was also a member of the Nevada State Athletic Commission from 1988 to 1999 and served as its chairman from 1989 to 1992 and from 1994 to 1996. Dr. Nave is also a director of Station Casinos, Inc., and is chairman of its audit committee and a member of its governance and compensation committee.
      Edward M. Nigro has served as a director of Western Alliance and BankWest of Nevada since their establishment in 1995 and 1994, respectively. Mr. Nigro is actively engaged in the development, ownership and operation of commercial and residential real estate projects in the Las Vegas area. From 1971 to 1979, Mr. Nigro held numerous senior management positions with Del E. Webb Corporation, including chief operations officer and director, Nevada operations. From 1993 until its sale in 1996, he was principal shareholder, chief executive officer and director of Prime Holdings, Inc., a health delivery concern located in Nevada. Mr. Nigro has also been active in numerous philanthropic organizations and is a graduate of Holy Cross College. Mr. Nigro served as a Commissioned Officer with the U.S. Air Force, where he was awarded the Air Medal for Combat Missions in Vietnam, two commendation medals for Meritorious Service, the Vietnam Campaign Medal, and other medals and awards.
      Robert G. Sarver has been the President, Chairman and Chief Executive Officer of Western Alliance since December 2002. Mr. Sarver has also served as the Chairman and Chief Executive Officer of Torrey Pines Bank since May 2003. Mr. Sarver organized and founded National Bank of Arizona in 1984 and served as President at the time of the sale of that bank in 1994 to Zions Bancorporation. Mr. Sarver was the lead investor and Chief Executive Officer of GB Bancorporation, the former parent company of Grossmont Bank, from 1995 to 1997. Mr. Sarver served as Chairman and Chief Executive Officer of California Bank and Trust and as an Executive Vice President with Zions Bancorporation from June 1998 to March 2001 and had oversight for Vectra Bank, Colorado during such time. He served as a director and credit committee member of Zions Bancorporation from 1995 to 2001. Mr. Sarver is a director and audit committee member of Skywest Airlines and a director of Meritage Homes Corporation. He is also the Managing Partner of the Phoenix Suns NBA basketball team and a member of the board of directors of the Japanese American National Museum and the Sarver Heart Center at the University of Arizona.
      Donald D. Snyder has served as a director of Western Alliance and of BankWest of Nevada since 1997. He had earlier served as a founding director of the entity created to charter BankWest Corporation and was one of its initial investors. Mr. Snyder is the Chairman of the Las Vegas Performing Arts Center Foundation. Mr. Snyder was the President of Boyd Gaming Corporation from January 1997 to March 2005, having joined the company’s board of directors in April 1996, and its management team in July 1996. Prior to that he was president and chief executive officer of the Fremont Street Experience LLC, a private/public partnership formed to develop and operate a major redevelopment project in Downtown Las Vegas, and he currently serves as chairman of the board of Fremont. Mr. Snyder was previously chairman of the board of directors and chief executive officer of First Interstate Bank of Nevada, then Nevada’s largest full-service bank, from 1987 through 1991. During his 22 years with First Interstate Bank from 1969 to 1991, Mr. Snyder served in various management positions in retail and corporate banking, as well as international and real estate banking. Mr. Snyder also serves as a director for Sierra Pacific Resources and Cash Systems, Inc.
      Merrill S. Wall has been the Chief Administrative Officer and Executive Vice President of Western Alliance since February 2005. Mr. Wall has 35 years of banking experience, most recently as Executive Vice President and Director of Human Resources for Zions Bancorporation and its subsidiary, California Bank & Trust, from October 1998 to February 2005. From 1987 to 1998, Mr. Wall worked for H.F. Ahmanson/ Home Savings of America as a senior executive managing both human resources and training corporate-wide. Mr. Wall also spent 17 years with First Interstate Bancorp in a variety of commercial, retail and administrative positions.
      Larry L. Woodrum has been a director of Western Alliance, and President and Chief Executive Officer of BankWest of Nevada, since their establishment in 1995 and 1994, respectively. Mr. Woodrum has over 40 years of banking experience. From 1979 until he joined BankWest of Nevada, Mr. Woodrum served Nevada State Bank in a variety of capacities, including Chief Credit Officer and Corporate Secretary. Prior to joining Nevada State Bank, Mr. Woodrum was employed for 25 years by First National Bank of Nevada, where he was engaged in a broad range of operational and consumer and commercial lending activities. Mr. Woodrum is an active member of the Nevada Bankers Association, and formerly served as a member of its board of directors.

Director Independence
      The New York Stock Exchange’s rules include a requirement that a majority of directors of NYSE-listed companies be “independent.” For a director to be “independent” under the NYSE’s rules, the board of directors must affirmatively determine that the director has no material relationship with us, including our subsidiaries, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. Subject to certain exceptions, the NYSE rules also expressly provide that a person cannot be an independent director if:

•	at any time in the last three years, the director is, or has been employed by us, or has an immediate family member that serves or has served as one of our executive officers;

•	the director or an immediate family member has received more than $100,000 in direct compensation from us over a twelve-month period during the last three years, other than for director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	the director is a partner or employee of a firm that is our current internal or external auditor, or the director has an immediate family member who is currently a partner of such firm or who is currently employed by the firm in its audit, assurance, or tax compliance practice, or within the last three years, the director or an immediate family member was a partner or employee in such firm and personally worked on our audit in that time;

•	in the last three years, the director or an immediate family member is or was employed as an executive officer by another company where, at the same time, any of our present executive officers serve or served on that company’s compensation committee; or

•	the director is currently employed by, or, in the case of an immediate family member, is employed as an executive officer by, another company that has made payments to us, or received payments from us for property or services that, in any of the last three fiscal years, account for more than 2% of such company’s consolidated gross revenue or $1,000,000, whichever is greater.
      Of the 14 persons who currently serve on our Board of Directors, nine have been determined by us to be independent for purposes of Section 303A of the Listed Company Manual of the New York Stock Exchange, and the new director to be appointed following the merger, is also expected to be considered independent under the New York Stock Exchange regulations. The Board of Directors based these determinations primarily on a review of the responses of the directors to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with such directors.
      Mr. Sarver and Mr. Woodrum are not considered independent because they are executive officers of Western Alliance and/or one of our banking subsidiaries. Mr. Hilton is not considered independent because Mr. Sarver was a member of the compensation committee of Meritage Homes Corporation until February 2004 and Mr. Hilton is the Co-Chairman, Chief Executive Officer of Meritage. Mr. A. Marshall is not considered independent because of his position as Chairman of BankWest of Nevada, and Mr. T. Marshall is not considered independent since he is Mr. A. Marshall’s son.
Board Composition
      Our bylaws provide that the board will consist of not less than eight nor more than 15 directors and the board of directors may, from time to time, fix the number of directors. Our board is currently comprised of 14 directors. Following consummation of the merger, our board will be comprised of 15 directors once the new director is appointed.
      In accordance with the terms of our articles of incorporation, the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of shareholders to be held in 2006;

•	Class II, whose term will expire at the annual meeting of shareholders to be held in 2007; and

•	Class III whose term will expire at the annual meeting of shareholders to be held in 2008.
      The Class I directors are Messrs. Baker, Beach, Boyd and Hilton and Ms. Johnson, the Class II directors are Messrs. Mack, A. Marshall and T. Marshall and Drs. Nagy and Nave, and the Class III directors are Messrs. Nigro, Sarver, Snyder and Woodrum. At each annual meeting of shareholders, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual shareholders’ meeting following election. The number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.
          Committees of the Board of Directors
      Our board of directors has established four (4) committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Nominating and Corporate Governance Committee; and

•	the Credit Committee.
      Information with respect to these committees is listed below. We may appoint additional committees of our board of directors in the future, including for purposes of complying with all applicable corporate governance rules of the New York Stock Exchange.

Audit Committee.
      Our audit committee consists of four independent directors (Messrs. Beach, Mack, Nigro and Dr. Nave). Mr. Nigro serves as the chairman and our board of directors has determined that he qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC regulations, and that he meets the New York Stock Exchange standard of possessing accounting or related financial management expertise. The audit committee’s primary duties include:

•	serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the general creation and performance of our internal audit function;

•	overseeing the compliance of our internal audit function with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal auditors, our corporate compliance department and our board;

•	resolving any disagreements between our management and the outside auditors regarding our financial reporting; and

•	preparing the audit committee report for inclusion in our proxy statement for our annual meeting.
      Our audit committee charter also mandates that our audit committee pre-approve all audit, audit-related, tax and other services conducted by our independent accountants.

Compensation Committee.
      Our compensation committee consists of three independent directors (Messrs. Baker, Snyder and Dr. Nave). Mr. Snyder serves as chairman of the compensation committee. The compensation committee’s primary duties include:

•	determining the compensation of our executive officers;

•	reviewing our executive compensation policies and plans;

•	administering and implementing our equity compensation plans;

•	determining the number of shares underlying stock options and restricted common stock awards to be granted to our directors, executive officers and other employees pursuant to these plans; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Nominating and Corporate Governance Committee.
      Our nominating and corporate governance committee consists of three independent directors (Mr. Boyd, Dr. Nagy and Ms. Johnson). Mr. Boyd will serve as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties include:

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	considering and making recommendations to our board regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	monitoring our corporate governance principles and practices.

Credit Committee.
      Our credit committee consists of six directors (Messrs. Hilton, A. Marshall, T. Marshall, Snyder and Woodrum and Ms. Johnson). Mr. A. Marshall serves as chairman of the credit committee. The credit committee reviews the quality of our credit portfolio, oversees the effectiveness and administration of our credit-related policies and monitors our internal credit examinations.
Compensation Committee Interlocks and Insider Participation
      During fiscal year 2005, Messrs. Baker, A. Marshall and T. Marshall served as members of our compensation committee. Mr. T. Marshall, a director, owns Marshall Management Co. Marshall Management has been sub-leasing office space from BankWest of Nevada since September 2004. The annual lease payments total approximately $123,000 per year. Mr. Sarver, our President and Chief Executive Officer and a director, is a member of the board of directors of Meritage Homes Corporation. Mr. Sarver served on the compensation committee of Meritage until February 2004. Mr. Hilton, a director of our company, is the Co-Chairman and Chief Executive Officer of Meritage.
      During 2005, the Banks had, and expect to have in the future, banking transactions in the ordinary course of business with our directors, officers, and principal shareholders (and their associates) on the same terms, including interest rates and collateral on loans, as those prevailing at the same time with other persons of similar creditworthiness. In our opinion, these loans present no more than the normal risk of collectibility or other unfavorable features. These loans amounted to approximately 2.0% of total loans outstanding as of September 30, 2005.
      None of the directors who serve on the compensation committee has ever been employed by Western Alliance.

Compensation of Directors
      During 2005, all non-employee directors of the Banks received compensation as set forth below. During 2005, the subsidiary Banks held the following board of directors’ meetings: BankWest of Nevada — 11 in-person meetings and 2 telephonic meetings; Alliance Bank of Arizona — 11 in-person meetings and no telephonic meetings; and Torrey Pines Bank — 12 in-person meetings and one telephonic meeting. No separate fees are paid to directors in their role as directors of Western Alliance.

	Annual Retainer	Per In-person Meeting	Per Telephonic Meeting

BankWest of Nevada	$5,000	$2,000	$2,000
Alliance Bank	—	1,500	1,500
Torrey Pines Bank	—	1,500	1,500
      In fiscal year 2005, the chairman of the audit committee of Western Alliance received an annual retainer of $10,000, and the annual retainer for 2006 is $10,000. In addition, Mr. A. Marshall received $50,000 in his role as chairman of BankWest of Nevada.
Executive Compensation
      The following table is a summary of certain information concerning the compensation during the last three fiscal years earned by our Chairman, President and Chief Executive Officer and the four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during our last fiscal year (referred to as named executive officers).

		Annual Compensation

						Awards

						Securities
						Underlying	All Other
Name and Principal Position	Year	Salary		Bonus		Options/SARs	Compensation

Robert Sarver	2005	$500,000		$500,000		—	$6,300	(2)
Chairman, President and Chief	2004	—		—		65,000	60,000	(1)
Executive Officer(1)	2003	—		—		—	60,000	(1)
Larry Woodrum	2005	310,000		90,000		19,000	8,430	(2)
President and Chief Executive Officer,	2004	294,840		94,666		—	8,000	(2)
BankWest of Nevada	2003	284,048		67,775		—	7,000	(2)
Dale Gibbons	2005	231,000		81,000		19,000	6,500	(2)
Executive Vice President and	2004	206,000		72,100		—	6,500	(2)
Chief Financial Officer(3)	2003	145,654	(4)	58,333		50,000	—
James Lundy	2005	212,000		33,000		7,500	6,013	(2)
President and Chief Executive Officer,	2004	206,000		—		—	4,915	(2)
Alliance Bank of Arizona	2003	198,454		—		—	3,000	(2)
Linda Mahan	2005	175,000		40,000		7,500	5,285	(2)
Executive Vice President and	2004	160,365		41,943		—	4,939	(2)
Chief Operations Officer	2003	148,846		28,757	(5)	—	4,567	(2)

(1)	Mr. Sarver did not receive a salary for years 2002 through 2004. Beginning in 2003, and pursuant to a Consulting Agreement dated as of January 1, 2003, by and between Western Alliance and SWVP Management Co., Inc., an entity owned and operated by Mr. Sarver, Western Alliance made payments of $60,000 per year to SWVP. The Consulting Agreement was terminated in 2005.

(2)	Represents amounts contributed to the Western Alliance Bancorporation 401(k) Plan on behalf of the executive officer.

(3)	Mr. Gibbons joined Western Alliance in May 2003.

(4)	Includes $29,500 of consulting payments paid to Mr. Gibbons prior to joining Western Alliance.

(5)	Includes $1,109 incentive payment for successful completion of outside banking education program.

Stock Option Grants in Fiscal Year 2005
      The following table contains information about option awards made to each named executive officer during the fiscal year ended December 31, 2005.

		% of Total
		Options/SARs
	Number of Securities	Granted to
	Underlying	Employees in	Exercise or Base	Expiration	Grant Date
Name	Option/SARs Granted	Fiscal Year	Price ($/Share)	Date	Present Value(2)

Robert Sarver	—	—	—	—	$—
Larry Woodrum	19,000	4.67%	16.50	1/25/15	76,760
Dale Gibbons	19,000	4.67%	16.50	1/25/15	76,760
James Lundy	7,500	1.85%	16.50	1/25/15	30,300
Linda Mahan	7,500	1.85%	16.50	1/25/15	30,300

(1)	Options were granted on January 25, 2005 and vest annually beginning on January 25, 2006 in five equal installments.

(2)	We used the minimum value method to estimate the grant date present value of the options. We are not endorsing the accuracy of this model. All stock option valuation models, including the minimum value method, require a prediction about future stock prices. The assumptions used in calculating the values shown above were a risk-free rate of return of 4.09%, weighted average life of seven years and no cash dividends. The real value of the options will depend upon the actual performance of our common stock during the applicable period.
Aggregated Option/ SAR Exercises in Fiscal Year 2005 and Fiscal Year 2005 Year End Option Values
      The following table sets forth certain information concerning the number and value of unexercised options to purchase our common stock held at the end of fiscal year 2005 by the named executive officers. We had no SARs outstanding as of December 31, 2005.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options/
	Shares		Options/SARs at Year End		SAR’s at Year End(2)
	Acquired on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert Sarver	—	$—	15,000	50,000	$268,050	$893,500
Larry Woodrum	—	—	51,000	49,000	1,169,020	939,230
Dale Gibbons	—	—	20,000	49,000	456,800	1,396,030
James Lundy	—	—	45,000	37,500	1,027,800	785,475
Linda Mahan	12,000	281,040	27,750	22,500	637,468	442,875

(1)	Represents the difference between the fair market value of our common stock on the date of exercise less the exercise price.

(2)	The dollar values were calculated by determining the difference between the fair market value of our common stock on December 31, 2005 of $29.87 and the exercise price of the option.

Equity and Benefit Plans
      The following table provides information about common stock that may be issued upon the exercise of options, warrants and rights under all of Western Alliance’s existing equity compensation plans as of December 31, 2005:

Number of Securities
Remaining Available for
	Number of Securities		Future Issuance Under
	to Be Issued Upon		Equity Compensation
	Exercise of	Weighted-Average Exercise	Plans (Excluding
	Outstanding Options,	Price of Outstanding Options,	Securities Reflected in
	Warrants and Rights	Warrants and Rights	Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	2,124,794	$10.10	915,700
Equity compensation plans not approved by security holders	—	—	—
Total	2,124,794	$10.10	915,700

2005 Stock Incentive Plan
      A description of the provisions of the Western Alliance Bancorporation 2005 Stock Incentive Plan (referred to as the 2005 Stock Incentive Plan) is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 Stock Incentive Plan. You may refer to the exhibits that are a part of the registration statement of which this proxy statement/ prospectus is part for a copy of the stock incentive plan.
      Our board of directors and our stockholders previously approved the BankWest of Nevada 1997 Incentive Stock Option Plan, the BankWest of Nevada 1997 Nonqualified Stock Option Plan, the Western Alliance Bancorporation 2000 Stock Appreciation Rights Plan and the Western Alliance Bancorporation 2002 Stock Option Plan (together, referred to as the prior plans). The 2005 Stock Incentive Plan was approved by our stockholders at our 2005 annual meeting of stockholders. The 2005 Stock Incentive Plan is an amendment and restatement of the prior plans and, therefore supersedes the prior plans, while preserving the material terms of the outstanding prior plan awards. Awards made under any of the prior plans will be subject to the terms and conditions of the 2005 Stock Incentive Plan, which has been structured so as not to impair the rights of award holders under the prior plans. The material changes made to the 2005 Stock Incentive Plan include adjustments to the terms of the prior plans to account for:

•	an increase in the number of reserved shares by 1,000,000;

•	the inclusion of individual limits on the awards that an individual may receive in a given year under the 2005 Stock Incentive Plan; and

•	the inclusion of new types of awards consisting of unrestricted stock, stock units, dividend equivalent rights, and performance and annual incentive awards that are in addition to the stock options (incentive and non-qualified), stock appreciation rights and restricted stock which may have been awarded under one or more of the prior plans.
      The purpose of the 2005 Stock Incentive Plan is to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such officers, directors, key employees, and other persons to serve us and to expend maximum effort to improve our business results and earnings.
      As of December 31, 2005 the number of shares available for issuance under the 2005 Stock Incentive Plan was 3,040,494. Of the 3,040,494 shares available for issuance under the 2005 Stock Incentive Plan, 2,124,794 shares represent awards outstanding as of December 31, 2005.
      The 2005 Stock Incentive Plan contains certain individual limits on the maximum amount that can be paid in cash under the plan and on the maximum number of shares of common stock that may be issued under the 2005 Stock Incentive Plan in a calendar year. The limits on the number of shares issuable under the plan, which are described in the following paragraph, become effective at the expiration of a grace period which expires on the earlier to occur of:

•	the first shareholders meeting at which directors are to be elected held after the close of the third calendar year following the calendar year in which our initial public offering occurred; or

•	the time at which the equity incentive plan is materially amended.
      The maximum number of shares subject to options or stock appreciation rights that can be issued under the 2005 Stock Incentive Plan to any person is 150,000 shares in any calendar year. The maximum number of shares that can be issued under the 2005 Stock Incentive Plan to any person, other than pursuant to an option or stock appreciation right, is 150,000 shares in any calendar year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $5.0 million and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $15.0 million.
      Administration. The 2005 Stock Incentive Plan is administered by the compensation committee. Subject to the terms of the 2005 Stock Incentive Plan, the compensation committee may select participants to receive awards; determine the types of awards, terms and conditions of awards; and interpret provisions of the 2005 Stock Incentive Plan.
      Source of Shares. The common stock issued or to be issued under the 2005 Stock Incentive Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the 2005 Stock Incentive Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2005 Stock Incentive Plan.
      If the option price, a withholding obligation or any other payment is satisfied by tendering shares or by withholding shares, only the number of shares issued net of the shares tendered or withheld will be deemed delivered for the purpose of determining the maximum number of shares available for delivery under the 2005 Stock Incentive Plan.
      Eligibility. Awards may be made under the 2005 Stock Incentive Plan to employees, officers, directors, consultants and any other individual providing services to us or an affiliate whose participation in the 2005 Stock Incentive Plan is determined to be in our best interests by our board of directors.
      Amendment or Termination of the Plan. While our board of directors may suspend, terminate or amend the 2005 Stock Incentive Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our shareholders to the extent required by law. Unless terminated earlier, the 2005 Stock Incentive Plan will automatically terminate 10 years after its adoption by our board of directors.
      Options. The 2005 Stock Incentive Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code, referred to as incentive stock options, and stock options that do not qualify as incentive stock options, referred to as non-qualified stock options. The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. If we were to grant incentive stock options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. We may grant options in substitution for options held by employees of companies that we may acquire.
      The term of each stock option will be fixed by the compensation committee and may not exceed 10 years from the date of grant. The committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the compensation committee. In general, an optionee may pay the exercise price of an option by cash or cash equivalent, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months) or, provided that we are a publicly traded company at the time, by means of a broker-assisted cashless exercise.

      Stock options granted under the 2005 Stock Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution or pursuant to a domestic relations order. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.
      Other Awards. The compensation committee may also award under the 2005 Stock Incentive Plan:

•	restricted shares of common stock, which are shares of common stock subject to restrictions;

•	stock units, which are common stock units subject to restrictions;

•	unrestricted shares of common stock, which are shares of common stock issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the equity incentive plan;

•	dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;

•	stock appreciation rights, which are a right to receive a number of shares or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;

•	performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria. The compensation committee may modify, amend or adjust the terms of each award and performance goal.
Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (referred to as covered employees). However, performance-based compensation is excluded from this limitation. The 2005 Stock Incentive Plan is designed to permit the committee to grant awards that qualify as performance-based compensation for purposes of satisfying the conditions of Section 162(m) at such time as the 2005 Stock Incentive Plan becomes subject to Section 162(m).
      Business Criteria. The compensation committee will use one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or lending groups (except with respect to the total shareholder return and earnings per share criteria), in establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

•	total shareholder return;

•	total shareholder return as compared to total return of a known index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes, depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to shareholders’ equity; and

•	revenue.
      Effect of Extraordinary Corporate Transactions. The occurrence of a corporate transaction may cause awards granted under the 2005 Stock Incentive Plan to vest, unless the awards are continued or substituted for in connection with the corporate transaction. A corporate transaction means our dissolution or liquidation; a merger, consolidation, or reorganization in which we are not the surviving entity; a sale of substantially all of our assets or any transaction which results in any person or entity owning 50% or more of the combined voting power of our stock.
      Adjustments for Stock Dividends and Similar Events. The committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2005 Stock Incentive Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.
      Change in Control Accelerated Vesting. With respect to the awards outstanding under the prior plans as of the effective date of the Plan, all such awards become fully vested, and, in the case of options, exercisable in connection with the consummation of a change in control as defined in the applicable prior plan, provided the award remains outstanding upon the change in control and relates to a continuing employee or other service provider and except to the extent retaining the unvested status of certain outstanding options eliminates any excise tax under section 4999 of the Internal Revenue Code that, if applied, would produce an unfavorable net after-tax result for the option holder. With respect to awards made on or after the effective date of the Plan, the committee may provide in the award agreement that, in connection with the consummation of a change in control as defined under the applicable award agreement, the award shall become fully vested, and, in the case of Options or SARs, exercisable.

401(k) Plan
      We sponsor the Western Alliance Bancorporation 401(k) Plan, referred to as the 401(k) Plan, which is a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who are at least 18 years old are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 60% of their compensation per payroll period, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions. Contributions by the participants or by us to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We match 50% of the first 6% of compensation contributed to the plan. We contributed approximately $596,000, $385,000, $230,000 and $180,000 in 2005, 2004, 2003 and 2002, respectively.

401(k) Restoration Plan
      We sponsor the Western Alliance Bancorporation Nonqualified 401(k) Restoration Plan (the “Restoration Plan”), a deferred compensation plan under which participation is available to members of the Executive Management Committee. Under the 401(k) Plan, there is a statutory limit on the amount of compensation that can be taken into consideration in determining participant contributions and Western Alliance matching contributions. The Restoration Plan allows participants to contribute 6% of base and bonus compensation, without regard to the statutory compensation limit, but offset by participant contributions actually made under the 401(k) Plan. A participant who elects to make contributions then would receive a Western Alliance matching contribution under the Restoration Plan equal to 3% of all compensation as offset by the amount of matching contribution made on the participant’s behalf under the 401(k) Plan.
Noncompetition and Indemnification Agreements

Noncompetition Agreement
      On July 31, 2002, we entered into Noncompetition Agreements with Messrs. Lundy, Sarver, Snyder and Woodrum. The agreements are enforceable while each such person is employed by us as a senior executive or is a member of our board of directors and for two years following the conclusion of such service. Each agreement provides that, other than with us, the individual will refrain from (a) engaging in the business of banking, either directly or indirectly, or from having an interest in the business of banking, in any state in which we engage in the business of banking; (b) soliciting any person then employed by us for employment with another entity engaged in the business of banking; or (c) diverting or attempting to divert from us any business of any kind in which we are engaged. The agreement does not prohibit passive ownership in a company engaged in banking that is listed or traded on the New York Stock Exchange, American Stock Exchange or NASDAQ, so long as such ownership does not exceed 5%. In the event of a breach or threatened breach, we are entitled to obtain injunctive relief against the breaching party in addition to any other relief (including money damages) available to us under applicable law.

Indemnification Agreement
      We entered into Indemnification Agreements with each of our directors and executive officers (the “indemnitees”). These agreements provide contractual assurance of the indemnification authorized and provided for by our articles of incorporation and bylaws and the manner of such indemnification, regardless of whether our articles or bylaws are amended or revoked, or whether the composition of our board of directors is changed or we are acquired. However, such limitation on liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director. Western Alliance’s by-laws include provisions for indemnification of its directors and officers to the fullest extent permitted by Nevada law. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors, officers and persons controlling Western Alliance pursuant to the foregoing provisions, Western Alliance has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such laws and is unenforceable.
      The agreement provides for the payment, in whole or part, of expenses, judgments, fines, penalties, or amounts paid in settlement related to a proceeding implicating an indemnitee if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. With respect to criminal proceedings, the person must have had no reason to believe the relevant conduct was unlawful in order to obtain indemnification. Each agreement also provides for instances in which we will advance funds to the indemnitee and a related mechanism by which we may be reimbursed for such advances if we are ultimately found not obligated to indemnify the indemnitee in whole or in part. Further, we have agreed to pay for all expenses incurred by an indemnitee in his or her attempt to enforce the indemnification terms of his or her agreement, any other agreement or law, our bylaws or our articles of incorporation. We have also agreed to pay for all expenses incurred by an indemnitee in his or her attempt to seek recovery under any officers’ or directors’ liability insurance policies, without regard to the indemnitee’s ultimate entitlement to any such benefits.
      Each agreement to indemnify is subject to a number of qualifications. For example, it does not apply to any proceeding instituted by a bank regulatory agency that results in an order assessing civil monetary penalties or requiring payments to us or instituted by an indemnitee against us or our directors or officers without our consent. Further, our obligations are relieved should it be determined by a judge or other reviewing party that applicable law would not permit indemnification. We are entitled to assert that the indemnitee has not met the standards of conduct that make it permissible under the Nevada General Corporation Law for us to indemnify our directors and officers.

      In the event of a change of control of us, each agreement provides for the appointing of an independent party to determine the rights and obligations of an indemnitee and us with regard to a particular proceeding, and we have agreed to pay the reasonable fees for such party. If there is a potential change in control, the agreement provides that, upon the request of an indemnitee, we will establish and fund a trust for payment of reasonably anticipated expenses, and that the trust cannot be revoked upon a change of control without the indemnitee’s consent.
Certain Relationships and Related Party Transactions
      During 2005, subsidiary banks had, and expect to have in the future, banking transactions in the ordinary course of business with our directors, officers, and principal shareholders (and their associates) on the same terms, including interest rates and collateral on loans as those prevailing at the same time with other persons of similar creditworthiness. In our opinion, these loans present no more than the normal risk of collectibility or other unfavorable features. At September 30, 2005, our officers, directors and principal shareholders (and their associates) were indebted to the Banks in the aggregate amount of approximately $35.2 million in connection with these loans. This amount was approximately 2.0% of total loans outstanding as of such date. All such loans are currently in good standing and are being paid in accordance with their terms.
      SWVP Management Co. Inc. and Western Alliance were parties to a Consulting Agreement dated as of January 1, 2003, pursuant to which consulting fees were paid to SWVP. Robert Sarver, our Chairman of the Board, President and Chief Executive Officer owns SWVP. Western Alliance paid SWVP $60,000 in fiscal years 2003 and 2004. The agreement was terminated in 2005.
      Todd Marshall, a director of Western Alliance and BankWest of Nevada, owns Marshall Management Co. Marshall Management has been sub-leasing office space from BankWest of Nevada since September 2004. The annual lease payments total approximately $123,000 per year. Todd Marshall is the son of director Arthur Marshall.
Other Relationships
      Robert Sarver, our President, Chairman and Chief Executive Officer, controls several limited partnerships which invest in commercial real estate. Directors Baker, Hilton, Mack, A. Marshall, T. Marshall and Richard Doan (director — Torrey Pines Bank), R. Luther Olson (director — Alliance Bank of Arizona), Thomas Rogers (director — Alliance Bank of Arizona) and Mark Schlossberg (director — Torrey Pines Bank) have invested in one or more of these partnerships as limited partners. None of these investments are related in any way to our operating or financial performance or the value of our shares. Mr. Sarver also is the managing partner of the entity which owns the Phoenix Suns NBA basketball team. Director Hilton and Francis Najafi (director — Alliance Bank of Arizona) are limited partners in the Phoenix Suns ownership group.
      Mr. Sarver also serves as a director of Meritage Homes Corporation. Mr. Hilton is the co-chairman of the board and chief executive officer of Meritage. Other than Mr. Sarver, none of these directors is a managing or general partner in any of these entities, nor do they have any other role that would have a policy making function for such entities. William S. Boyd, a director of Western Alliance, is the chief executive officer of Boyd Gaming Corporation. Marianne Boyd Johnson, Mr. Boyd’s daughter, is a director of Western Alliance, BankWest of Nevada and Boyd Gaming Corporation. Robert L. Boughner, a director of BankWest of Nevada and Boyd Gaming Corporation, is the chief executive officer of Echelon Place, a new development by Boyd Gaming Corporation. Donald Snyder, a director of Western Alliance and BankWest of Nevada, was the president of Boyd Gaming Corporation from January 1997 until March 2005.

INFORMATION ABOUT INTERMOUNTAIN
General
      Intermountain is a registered bank holding company under the Bank Holding Company Act of 1956. Intermountain was incorporated in 1999 in order to serve as the holding company for Nevada First Bank, or Nevada First. Intermountain’s principal office is located at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107. Intermountain had approximately 100 shareholders as of December 31, 2005 and 1,485,522 shares of common stock issued and outstanding. On a consolidated basis, as of December 31, 2005, Intermountain had approximately $459.4 million in total assets, $374.2 million in total loans, $395.5 million in deposits and $31.7 million in total equity. There is no established public trading market for the common stock of Intermountain.
      Nevada First was organized as a Nevada banking corporation in 1997 and began operations in January 1998. Nevada First is a member of the Federal Reserve, is chartered to engage in the banking business by the Nevada Division of Financial Institutions and receives deposit insurance from and is regulated by the Federal Deposit Insurance Corporation. Nevada First provides a full range of traditional banking services, with a special emphasis on serving the banking needs of the greater Las Vegas, Nevada area’s business community. Although Nevada First also offers consumer-banking services, it generally targets its services to the needs of commercial customers. Nevada First’s services include the acceptance of checking, savings, and money market deposits (all of which are insured by the FDIC up to applicable limits), and the making of commercial, real estate, construction, small business administration and consumer loans. Nevada First also offers traveler’s checks, safe deposit boxes, courier and other services. Its headquarters are located at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107 and it operates four branch locations in Henderson, a sub-region of the greater Las Vegas area, the Summerlin region of the greater Las Vegas area, the greater Las Vegas central business district and Reno, Nevada.
Bank Lending
      Nevada First grants commercial, construction, real estate and consumer loans to customers. Nevada First’s loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower. Nevada First’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk that Nevada First is willing to accept.
      Nevada First had loan loss reserves of approximately $4.1 million (approximately 1.11% of its total loan portfolio) as of December 31, 2005. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against allowance from loan losses when management of Nevada First believes the collection of loan principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience and peer bank experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall quality, review of specific problem credit, and current economic conditions that may affect the borrower to the allowance that may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Reserve Bank of San Francisco, as an integral part of its examination process, periodically reviews Nevada First’s allowance for loan losses, and may require it to make additions to the allowance based on its judgment about information available to it at the time of its examination.
Employees/ Labor Relations
      As of December 31, 2005, Intermountain had no employees and Nevada First had a total of 96 employees. None of the companies’ employees is represented by a union. They each consider their working relationships with the Nevada First employees to be good and have never experienced an interruption of operation due to any labor dispute.

Properties
      Nevada First leases approximately 21,500 square feet in Las Vegas, Nevada. Such property is used for its retail banking business, for certain administrative and support functions and for the principal executive offices of Intermountain and Nevada First. Rent for the property is approximately $45,000 per month. The lease for the property expires in 2007 with renewal options in favor of Nevada First. In addition, Nevada First leases approximately 3,300 square feet in the greater Las Vegas business district. The monthly rent is approximately $7,000 and the lease terminates in 2008 with renewal options in favor of Nevada First. Nevada First also leases approximately 5,100 square feet in Henderson for a bank branch with a drive through teller. The rent for this property is approximately $20,000 per month and the lease will expire in 2014. In June 2004 Nevada First decided to close this branch and is currently looking to sublease the space. In December 2005 Nevada First agreed to lease approximately 3,100 square feet in Las Vegas for a proposed branch site. Rent for the property is approximately $9,500 per month and the lease terminates in 2010, subject to two five-year renewal options. Nevada First owns approximately 30,000 square feet of property in the Summerlin region on which a 3,500 square foot branch is located. Nevada First owns approximately 35,000 square feet of land in Henderson, Nevada on which a 3,500 square foot branch is located. In August 2004, Nevada First agreed to lease approximately 3,200 square feet in Reno, Nevada for a bank branch at a monthly rent of approximately $9,500. The lease expires in 2009 and includes three five-year renewal options. In February 2005, First Nevada agreed to lease approximately 1,680 square feet in Reno, Nevada for the Reno corporate headquarters at a monthly rent of approximately $2,800 per month. The lease for the property expires in March 2006. In December 2005 Nevada First purchased approximately 1.034 acres of vacant land in the Reno, Nevada for purposes of constructing a branch and a Regional Head Office. The total purchase price was approximately $650,000.
Legal Proceedings
      In the normal course of business, Nevada First may be involved in various legal proceedings. Nevada First is not aware of any proceedings, which are likely to have a material adverse effect on Intermountain’s financial position. Intermountain is currently not a party to any legal proceedings.
Securities Authorized for Issuance
      The following table provides information regarding Intermountain’s equity compensation plans in effect at December 31, 2005.

Number of Securities
Remaining Available
for Future Issuance
	Number of Securities		Under Equity
	to Be Issued Upon	Weighted-Average	Compensation plans
	Exercise of	Exercise Price of	(Excluding
	Outstanding Options,	Outstanding Options,	Securities Reflected
	Warrants and Rights	Warrants and Rights	in Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	57,150	$14.41	24,960
Equity compensation plans not approved by security holders	None	N/A	N/A

THE MERGER
      The information in this section is qualified in its entirety by reference to the full text of the merger agreement including the exhibits attached thereto, a copy of which is attached to this proxy statement/ prospectus as Appendix A and which is incorporated by reference into this document.
The Parties
      Western Alliance and Intermountain have entered into an agreement and plan of merger pursuant to which Western Alliance will acquire Intermountain and its wholly owned subsidiary Nevada First Bank through the merger of Intermountain with and into Western Alliance, with Western Alliance surviving.
      Western Alliance is a bank holding company headquartered in Las Vegas, Nevada that provides a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through subsidiary banks and financial services companies located in Nevada, Arizona and California. On a consolidated basis, as of September 30, 2005, Western Alliance had approximately $2.7 billion in assets, $1.6 billion in total loans, $2.3 billion in deposits and $238.3 million in stockholders’ equity.
      Intermountain is a bank holding company whose principal business presently is to serve as the holding company for Nevada First Bank. Nevada First provides a full range of traditional banking services, with special emphasis on serving the banking needs of the greater Las Vegas, Nevada area’s business community. On a consolidated basis, as of December 31, 2005, Intermountain had approximately $459.4 million in assets, $374.2 million in total loans, $395.5 million in deposits and $31.7 million in stockholders’ equity.
Bank Merger
      Western Alliance and Intermountain have also agreed to merge Nevada First Bank, a Nevada-chartered bank and a wholly owned subsidiary of Intermountain, with and into BankWest of Nevada, a Nevada-chartered bank and a wholly owned subsidiary of Western Alliance, with BankWest of Nevada being the surviving bank; this transaction is referred to as the “bank merger”. Western Alliance may determine, in its discretion, to delay the bank merger indefinitely.
Background of the Merger
      From time to time over the past several years, Intermountain’s management and board of directors have considered various strategic alternatives as part of their continuing efforts to enhance Intermountain’s community banking franchise and to maximize shareholder value. These strategic alternatives have included growing internally and through the opening of new branches, and entering into a strategic merger with other banking institutions.
      In this regard, from time to time, William Bullard and James Rogers, members of the board of directors of Intermountain, communicated informally with representatives of other financial institutions, including Western Alliance, with respect to their views regarding the banking industry and their respective companies’ strategic direction.
      In February of 2004, Robert Sarver, Chairman, President and Chief Executive Officer of Western Alliance, Dale Gibbons, Executive Vice President and Chief Financial Officer of Western Alliance, and Art Marshall, a member of Western Alliance’s board of directors, met with Intermountain’s board of directors to discuss the possibility of a transaction between Intermountain and Western Alliance. The discussions did not progress further at that time as Intermountain believed it could generate greater shareholder value through internal growth, but management continued to explore other opportunities.
      During September of 2005, Jim Nave, a member of Western Alliance’s board of directors, discussed a possible strategic alliance with Mr. Bullard. This discussion was followed by various discussions between Mr. Bullard and Mr. Sarver during September and October of 2005 regarding the possibility of a transaction between Western Alliance and Intermountain.

      Intermountain also had ongoing discussions with other financial institutions and had received a non-binding letter of interest from another financial institution during this time. On October 21, 2005, Messrs. Marshall and Gibbons met with Mr. Schreck, a member of the board of directors of Intermountain, to discuss a potential transaction. Mr. Schreck informed Messrs. Marshall and Gibbons that Intermountain had received a non-binding letter of intent from a third party, but that Western Alliance’s proposal was possibly superior and would receive consideration if put in writing.
      On October 22, 2005, Western Alliance delivered non-binding letters of intent to each of Intermountain’s directors describing Western Alliance’s proposed acquisition of Intermountain. Intermountain’s board of directors considered this proposal. On November 11, 2005, Western Alliance delivered to Intermountain’s board of directors an updated, non-binding letter of intent.
      On November 21, 2005, William Boyd, a member of the board of directors of Western Alliance, and Messrs. Marshall and Sarver met with the board of directors of Intermountain to discuss Western Alliance’s proposal and present to the board the terms of Western Alliance’s letter of intent. After that presentation, the board of directors of Intermountain met to discuss the status of discussions with other financial institutions regarding a strategic transaction. After substantial discussion, Intermountain’s board of directors concluded that Western Alliance’s proposal represented superior terms for the shareholders of Intermountain compared with the other potential acquiror’s proposal and authorized management to pursue a transaction with Western Alliance on the terms presented to the board and to negotiate definitive agreements in connection therewith.
      Intermountain and Western Alliance entered into a confidentiality agreement on November 29, 2005 and Western Alliance initiated due diligence on Intermountain on December 3, 2005.
      On December 6, 2005, Intermountain and its counsel received a draft of a definitive agreement from Western Alliance. Management of Intermountain reviewed the draft agreement and over the next few weeks the terms of the transaction and agreement were negotiated between Western Alliance and Intermountain, and their respective counsel.
      Western Alliance’s board of directors met on December 28, 2005 to discuss the proposed transaction and terms of the agreement. After this discussion, Western Alliance’s board approved the transaction by the unanimous vote of all directors, and authorized management to execute and deliver the merger agreement, with such changes as management, on the advice of legal counsel, deemed necessary or appropriate.
      A special meeting of Intermountain’s board of directors was held on December 30, 2005 to discuss the proposed transaction and terms of the agreement. By unanimous vote of all directors present, Intermountain’s board of directors approved the merger agreement with Western Alliance and the transactions contemplated by the merger agreement, and authorized management to execute and deliver the merger agreement, with such changes as management, on the advice of legal counsel, deemed necessary or appropriate, and to submit the merger agreement to the Intermountain shareholders for adoption and approval.
      Intermountain and Western Alliance executed the definitive merger agreement on December 30, 2005, and on the next business day, January 3, 2006, Intermountain and Western Alliance issued a joint press release announcing the transaction.
Reasons for the Merger and Recommendation of the Intermountain Board of Directors
      Intermountain’s board of directors has determined that the merger is fair to and in the best interests of Intermountain and its shareholders and, by the unanimous vote of all the directors of Intermountain present at the meeting, approved and adopted the merger agreement and the merger. ACCORDINGLY, INTERMOUNTAIN’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF INTERMOUNTAIN VOTING COMMON STOCK VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.
      In the course of reaching its determination, Intermountain’s board of directors consulted with its legal counsel regarding its fiduciary duties, the terms of the merger agreement and related issues, and reviewed with senior management of Intermountain, among other things, operational matters, the financial aspects and the fairness of the transaction to the shareholders from a financial point of view.
      In reaching its determination to approve the merger agreement, Intermountain’s board of directors considered all factors it deemed material. The board of directors analyzed information with respect to the financial condition, results of operations, businesses and prospects of Intermountain. In this regard, Intermountain’s board of directors considered the performance trends of Intermountain over the past several years. The board of directors compared Intermountain’s current and anticipated future operating results to publicly available financial and other information for other similarly sized banking institutions. The board also considered the ability of Intermountain to grow as an independent institution, the prospects of Intermountain to make potential acquisitions, and its ability to further enhance shareholder value without engaging in a strategic transaction. In this regard, Intermountain’s board of directors considered the long-term as well as the short-term interests of Intermountain and its shareholders, including whether those interests may best be served by continued independence.
      The board of directors used this information in analyzing the options available to Intermountain.
      In reaching its decision to approve the merger agreement and the merger, the board of directors also considered a number of factors, including the following:

1. Intermountain’s board compared the purchase price offered for the common stock to the purchase prices obtained by comparable companies in recent transactions.

2. Intermountain’s board of directors considered the current operating environment, including but not limited to the continued consolidation and increasing competition in the banking and financial services industries, the prospects for further changes in these industries, and the importance of being able to capitalize on developing opportunities in these industries. Intermountain’s board of directors also considered the current and prospective economic and competitive conditions facing Intermountain in its market areas. Intermountain’s board also considered the challenges facing Intermountain in remaining an independent banking institution, the lack of opportunities to grow through potential acquisitions or “merger of equals,” and the difficulties of further enhancing shareholder value.

3. Intermountain’s board of directors reviewed the terms and conditions of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to closing, and the fact that the merger agreement permits Intermountain’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted an unsolicited superior proposal to acquire Intermountain, and provisions providing for Intermountain’s payment of a termination fee to Western Alliance in certain circumstances.

4. Intermountain’s board of directors considered the ability of Western Alliance to pay the merger consideration, and accordingly, reviewed Western Alliance’s financial condition, results of operations, liquidity and capital position.

5. Intermountain’s board of directors considered the ability of Western Alliance to consummate the transaction in an efficient and timely manner based on its history of consummating other acquisitions.

6. Intermountain’s board of directors considered the likelihood of the merger being approved by the appropriate regulatory authorities. See “The Merger — Regulatory Approvals” beginning on page 112 of this proxy statement/ prospectus for more information.

7. Intermountain’s board of directors examined current financial market conditions with respect to shares of Intermountain common stock. In particular, the board noted that shares of Western Alliance common stock are publicly traded on the New York Stock Exchange while Intermountain’s common stock is relatively illiquid.

8. Intermountain’s board of directors considered the potential impact of the merger on Intermountain’s customers. The board viewed the potential impact on customers as positive in view of Western Alliance’s history of providing exceptional service to customers, and the fact that the merger will enhance the services available to Intermountain’s customers without sacrificing the personal attention and dedication that Intermountain has offered.

9. Intermountain’s board of directors considered the merger’s impact on Intermountain’s employees. Although the board recognized that Western Alliance did not make any commitment to retain any or all of Intermountain’s offices, the board viewed the impact on employees as generally positive, in that they would become part of a more geographically diversified institution with greater resources and opportunities than Intermountain. The board also noted that Western Alliance agreed to use commercially reasonable efforts to ensure that almost all of Intermountain’s employees remain employed with Western Alliance in positions comparable to their positions with Intermountain and to pay severance to employees to whom such positions cannot be given.

10. Intermountain’s board of directors considered community and societal considerations, and Western Alliance’s commitment to local civic groups, charitable organizations, and the towns and cities in which it operates.

11. Intermountain’s board of directors considered the fact that the shareholders of Western Alliance would not be required to approve the merger agreement.

      This description of the information and factors considered by Intermountain’s board of directors is not intended to be exhaustive, but is believed to include all material factors the board considered. In determining whether to approve and recommend the merger agreement, Intermountain’s board of directors did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above, Intermountain’s board of directors approved and adopted the merger agreement and the merger as being in the best interests of Intermountain and its shareholders, based on the total mix of information available to the board.
Purpose and Effects of the Merger
      The purpose of the merger is to enable Western Alliance to acquire the assets and business of Intermountain and its subsidiary Nevada First Bank. After the merger, Western Alliance will merge Nevada First Bank into BankWest of Nevada. However, the bank merger may be delayed by several weeks. Upon completion of the merger, except as discussed below, the issued and outstanding shares of Intermountain’s common stock will automatically be converted into the merger consideration. See “— Merger Consideration.”
Structure
      Intermountain will merge into Western Alliance with Western Alliance continuing as the surviving entity following the merger. When the merger takes place, except as discussed below, each issued and outstanding share of Intermountain’s common stock will be converted into the right to receive cash and shares of Western Alliance’s common stock based on the merger consideration, as described below. Cash will be paid instead of fractional shares of Western Alliance common stock. Shares of Intermountain’s common stock held as treasury stock or held directly or indirectly by Intermountain, Western Alliance or any of their subsidiaries will be canceled and shall cease to exist.
      Western Alliance and Intermountain expect that the merger will take place in the second quarter of 2006, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire. If the merger does not take place by July 31, 2006, the merger agreement may be terminated by either party unless both parties agree to extend it.
      In addition, Western Alliance and Intermountain have agreed to merge Nevada First Bank, a Nevada-chartered bank and a wholly owned subsidiary of Intermountain, with and into BankWest of Nevada, a Nevada-chartered bank and a wholly owned subsidiary of Western Alliance, with BankWest of Nevada being the surviving bank; this transaction is referred to as the “bank merger”. Western Alliance may determine, at its discretion, to delay the bank merger indefinitely.

Merger Consideration
      The merger agreement provides that Intermountain shareholders will have the right, with respect to each of their shares of Intermountain common stock, to elect to receive, subject to proration as described below, either (i) 2.44 shares of Western Alliance’s common stock, or (ii) $71.30 in cash, without interest.
      No guarantee can be made that you will receive solely cash, if you so elect, or a combination of cash and stock in accordance with your election. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive Western Alliance common stock or cash in amounts that vary from the amounts you elect to receive.
      Non-Electing Shares. Intermountain shareholders who make no election to receive cash or Western Alliance common stock in the merger, and Intermountain shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election may be paid in cash, Western Alliance common stock or a mix of cash and shares of Western Alliance common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Intermountain shareholders using the proration adjustment described below.
      Election Limitations. The total number of shares of Intermountain common stock to be converted into Western Alliance common stock in the merger shall be no less than 925,604 shares, or approximately 60% of the outstanding shares of Intermountain common stock on a fully diluted basis. The remaining shares of Intermountain common stock will be converted into cash or stock depending on the elections of Intermountain shareholders. Therefore, the cash elections are subject to proration to preserve this requirement regarding the minimum number of shares of Intermountain common stock to be converted into Western Alliance common stock in the merger. As a result, if you elect to receive only cash, you may nevertheless receive a mix of cash and stock.
      Treatment of Shares if Enough Stock is Elected. If Intermountain shareholders elect to receive shares of Western Alliance common stock in exchange for at least 925,604 shares of Intermountain common stock, then Intermountain shareholders who have made a valid election with respect to their shares will receive cash, stock or a combination of cash and stock in exchange for their shares in accordance with their election and Intermountain shareholders who have made no election will receive cash in exchange for their shares.
      Proration if Too Much Cash is Elected. If Intermountain shareholders elect to receive shares of Western Alliance common stock in exchange for fewer than 925,604 shares of Intermountain common stock, then all Intermountain shareholders who elected to receive Western Alliance common stock will receive Western Alliance common stock and those shareholders who have elected cash or have made no election will be treated in the following manner:

•	If the number of shares held by Intermountain shareholders who have made no election is sufficient to make up the shortfall in the number of shares of Intermountain common stock to be converted into shares of Western Alliance common stock, then all Intermountain shareholders who made a cash election with respect to some or all of their shares will receive cash for all of the shares with respect to which they made a cash election, and those shareholders who made no election will receive a combination of cash and Western Alliance common stock in whatever proportion is necessary to make up the shortfall.

•	If the number of shares held by Intermountain shareholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into Western Alliance common stock and those Intermountain shareholders who made a cash election with respect to some or all of their shares will receive a combination of cash and Western Alliance common stock in whatever proportion is necessary to make up the shortfall.
      Intermountain Stock Options. Upon completion of the merger, each Intermountain stock option which is outstanding immediately before the merger, whether or not exercisable or vested, will be converted into an option to purchase shares of Western Alliance common stock in an amount and at an exercise price determined on the following basis:

•	the number of shares of Western Alliance common stock to be subject to the option immediately after the effective time of the merger will be equal to the product of the number of shares of Intermountain common stock subject to the option immediately before the merger, multiplied by 2.44. Any fractional shares of Western Alliance common stock resulting from this multiplication will be rounded down to the nearest whole share; and

•	the exercise price per share of Western Alliance common stock under the converted option immediately after the merger will be equal to the exercise price per share of Intermountain common stock under the option immediately before the merger divided by 2.44, provided that the exercise price will be rounded up to the nearest cent.
      The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986, as amended. The duration and other terms of the Intermountain options will otherwise be unchanged except that all references to Intermountain in any of the Intermountain stock plans (and corresponding references in any option agreement documenting such option) shall be deemed to be references to Western Alliance.
      Fractions of Shares. Certificates for fractions of shares of Western Alliance’s common stock will not be issued. Instead of a fractional share of Western Alliance’s common stock, an Intermountain shareholder will be entitled to receive an amount of cash equal to the product obtained by multiplying (A) the fractional share interest to which the holder would otherwise be entitled by (B) the average of the 4:00 p.m. Eastern time closing sales prices of Western Alliance common stock reported on the New York Stock Exchange composite tape for the 20 consecutive trading days immediately preceding but not including the third to last trading day prior to the closing date for the merger.
      Conversion. The conversion of Intermountain’s common stock into the merger consideration will occur automatically upon completion of the merger. Under the merger agreement, after the effective time of the merger, Western Alliance will cause its exchange agent to pay the “purchase price” to each Intermountain shareholder who surrenders the appropriate documents to the exchange agent. In this document, we use the term “purchase price” to refer to the (i) shares (if any) of Western Alliance’s common stock, (ii) cash (if any) and (iii) any cash to be paid instead of a fraction of a share of Western Alliance’s common stock, payable to each holder of Intermountain’s common stock.
Election Procedures; Surrender of Stock Certificates
      An election form is being mailed under separate cover on or about the date of this proxy statement/ prospectus. The election form entitles the record holder of Intermountain common stock to specify (a) the number of shares of Intermountain common stock owned by such holder for which the holder elects to receive 2.44 shares of Western Alliance common stock, or (b) the number of shares of Intermountain common stock owned by such holder for which the holder elects to receive $71.30 in cash, without interest. If no election is made, then such holder shall receive cash, stock or a combination of cash and stock in the merger as outlined above.
      To make an effective election, a record shareholder must submit a properly completed election form to American Stock Transfer & Trust Company, which will be acting as the exchange agent, on or before 5:00 p.m., New York City time, on March 27, 2006 (the “election deadline”). An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of Intermountain common stock covered by the election form. You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated.

      Shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, shareholders who have made elections will be unable to transfer their shares of Intermountain common stock during the interval between the election deadline and the date of completion of the merger.
      Intermountain shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Intermountain common stock designated as non-election shares and will receive cash, stock or a combination of stock and cash as outlined above. Intermountain stock certificates represented by elections that have been revoked will be returned without charge.
      Western Alliance will deposit with the exchange agent the certificates representing Western Alliance’s common stock and cash to be issued to Intermountain shareholders in exchange for Intermountain’s common stock. As soon as practicable after the completion of the merger, the exchange agent will mail to Intermountain shareholders who do not submit election forms a letter of transmittal, together with instructions for the exchange of their Intermountain stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of Intermountain’s common stock, together with the signed letter of transmittal, the Intermountain shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of Western Alliance’s common stock determined in accordance with the exchange ratio, (ii) a check representing the amount of cash to which such holder shall have become entitled to, and (iii) a check representing the amount of cash in lieu of fractional shares. You will not be paid dividends or other distributions declared after the merger with respect to any Western Alliance common stock into which your shares have been converted until you surrender your Intermountain stock certificates for exchange. No interest will be paid or accrue to Intermountain shareholders on the cash consideration, cash instead of fractional shares or unpaid dividends and distributions, if any. After the effective time of the merger, there will be no further transfers of the Intermountain common stock. Intermountain stock certificates presented for transfer after the completion of the merger will be cancelled and exchanged for the merger consideration.
      If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and certify that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, American Stock Transfer & Trust Company will send you instructions on how to provide evidence of ownership.
      If any certificate representing shares of Western Alliance’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.
      Any portion of the purchase price made available to the exchange agent that remains unclaimed by Intermountain shareholders for six months after the effective time of the merger will be returned to Western Alliance. Any Intermountain shareholder who has not exchanged shares of Intermountain’s common stock for the purchase price in accordance with the merger agreement before that time may look only to Western Alliance for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, Western Alliance, Intermountain, the exchange agent or any other person will not be liable to any Intermountain shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.
Regulatory Approvals
      For the mergers of Western Alliance and Intermountain and of BankWest of Nevada and Nevada First Bank to take place, we must receive approvals from the Federal Reserve Board (the “FRB”), the Nevada

Financial Institutions Division (the “NFID”) and the Federal Deposit Insurance Corporation (the “FDIC”). In this section, we refer to these approvals as the “required regulatory approvals”. Western Alliance and Intermountain have agreed to cooperate to obtain the required regulatory approvals.
      BankWest of Nevada has filed with the FDIC an application for approval of the merger of Nevada First Bank into BankWest of Nevada. We refer to that merger in this section as the “bank merger”. The bank merger is subject to the approval of the FDIC under the Bank Merger Act provisions of the Federal Deposit Insurance Act and related FDIC regulations. This filing will require consideration by the FDIC of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution, the effectiveness of the institutions involved in combating money laundering, and the effect of the contemplated transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, commonly referred to as the “CRA”, also requires that the FDIC, in deciding whether to approve the bank merger, assess the records of performance of BankWest of Nevada and Nevada First Bank in meeting the credit and other needs of the communities they serve, including low- and moderate- income neighborhoods. BankWest of Nevada currently has an “outstanding” CRA rating from the FDIC. Intermountain currently has a “satisfactory” CRA rating from the Federal Reserve Bank of San Francisco. FDIC regulations require publication of notice and an opportunity for public comment concerning the application filed in connection with the bank merger, and authorize the FDIC to hold informal or formal hearings or meetings in connection with the application if the FDIC, after reviewing the application or other materials, determines it desirable to do so or receives and acts favorably upon a request for a hearing or meeting. It is not unusual for the FDIC to receive protests and other adverse comments from community groups and others. Any hearing or meeting, or comments provided by third parties, could prolong the period during which the bank merger is subject to review by the FDIC. The bank merger may not take place for a period of 15 to 30 days following FDIC approval, during which time the Department of Justice has authority to challenge the merger on antitrust grounds. The FDIC will determine the precise length of the period in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the FDIC unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.
      Western Alliance filed with the FRB an application under the Bank Holding Company Act of 1956, as amended, for approval of the merger of Western Alliance and Intermountain. In processing this application, the FRB will evaluate the proposed transaction under the same standards and using similar procedures as those set forth above for the Bank Merger Act filing with the FDIC. This filing also will be subject to a Department of Justice antitrust review period.
      Application also will be made to the NFID in order to effect the merger of Intermountain into Western Alliance and the bank merger. These applications will be subject to the review of the NFID under Chapter 666 of the Nevada Revised Statutes. In determining whether to approve the merger of Western Alliance and Intermountain, the Nevada Commissioner of Financial Institutions (the “Commissioner”) will consider the effect of the proposal on Western Alliance and the banks that it and Intermountain control, as well as the effect of the merger on competition in banking. In determining whether to approve the filing related to the bank merger, the Commissioner will consider (i) the interests of the depositors, creditors and stockholders of the banks, (ii) the public interest, (iii) whether the application was filed for legitimate purposes, (iv) the records of the banks of performance under the CRA and of meeting the credit needs of the communities they serve, (v) the safety and soundness of the banks, or their subsidiaries and affiliates, (vi) the record of BankWest of Nevada’s officers, directors, managers or principal stockholders of performance, efficient management, financial responsibility and integrity, (vii) the financial condition of the banks and whether the merger could jeopardize the financial stability of BankWest of Nevada or the interests of its depositors or customers, and (viii) the effect of the merger on competition in banking. The Commissioner may also consider any comments received from the public.
      Western Alliance and Intermountain are not aware of any other material governmental approvals that are required for bank merger to take place that are not described above. If any other approval or action is required, we expect that we would seek the approval or take the necessary action.

      The merger cannot take place without the required regulatory approvals, which we have not yet received. There is no assurance that we will receive these approvals, or if we do, when we will receive them or that they will not contain a non-customary condition that materially alters the anticipated benefits and effects of the bank merger. Also, there is no assurance that the Department of Justice will not challenge the merger of Western Alliance and Intermountain or the bank merger on antitrust grounds following regulatory approval, or, if a challenge is made, what the result of a challenge would be.
Conditions to the Merger
      Under the merger agreement, Western Alliance and Intermountain are not obligated to complete the merger unless the following conditions are satisfied:

•	the merger agreement and the merger are approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Intermountain common stock entitled to vote at the special meeting;

•	all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals have expired, and none of the regulatory approvals or statutory waiting periods contains a non-customary provision that materially alters the benefits for which Western Alliance bargained in the merger agreement;

•	the Registration Statement is declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement is issued and no proceedings for that purpose are initiated or threatened by the SEC; and

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the merger or any of the other transactions contemplated by the merger agreement from taking place is in effect, and no statute, rule, regulation, order, injunction or decree is enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal the consummation of the merger.
      Western Alliance is not obligated to complete the merger unless the following additional conditions are satisfied or waived:

•	the representations and warranties of Intermountain contained in the merger agreement are true and correct in all material respects as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger as though made on and as of the closing date;

•	Intermountain performs in all material respects all covenants and agreements contained in the merger agreement to be performed by Intermountain at or prior to the closing date;

•	Intermountain obtains the consents, approvals or waivers of each person whose consent or approval is required in order to permit the succession by Western Alliance and BankWest of Nevada pursuant to the merger and the bank merger, respectively, to any obligation, right or interest of Intermountain or Nevada First Bank under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except where the failure to obtain consents, approvals or waivers will not have a material adverse effect on Intermountain, Western Alliance, Nevada First Bank or BankWest of Nevada;

•	no changes, other than changes contemplated by the merger agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of Intermountain (regardless of whether or not such events or changes are inconsistent with the representations and warranties given in the merger agreement) occur that individually or in the aggregate have or would reasonably be expected to have a material adverse effect on Intermountain;

•	Intermountain causes to be delivered to Western Alliance on the respective dates thereof “comfort letters” from McGladrey & Pullen, LLP, dated the date on which the proxy materials or last amendment thereto are approved for use, and dated the date of the closing and addressed to Western Alliance and Intermountain, with respect to Intermountain’s financial data presented in the proxy materials; and

•	that certain stockholders’ agreement dated June 15, 2001 by and among certain stockholders of Intermountain is terminated.

      Intermountain is not obligated to complete the merger unless the following additional conditions are satisfied or waived:

•	the representations and warranties of Western Alliance contained in the merger agreement are true and correct in all material respects as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger as though made on and as of the closing date;

•	Western Alliance performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it at or prior to the closing date;

•	the consent, approval or waiver of each person whose consent or approval is required in connection with the transactions contemplated by the merger agreement under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Western Alliance is a party or is otherwise bound shall be obtained;

•	the shares of Western Alliance common stock to be issued in the merger are approved for listing on the NYSE;

•	no changes, other than changes contemplated by the merger agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of Western Alliance (regardless of whether or not such events or changes are inconsistent with the representations and warranties given in the merger agreement) occur that individually or in the aggregate have or would reasonably be expected to have a material adverse effect on Western Alliance; and

•	Intermountain receives an opinion of counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
Conduct of Intermountain Business Pending the Merger
      The merger agreement contains various restrictions on the operations of Intermountain before the effective time of the merger. In general, the merger agreement obligates Intermountain to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of Intermountain. The merger agreement prohibits Intermountain from:

•	declaring or paying any dividends or other distributions on its capital stock;

•	splitting, combining or reclassifying any of its capital stock;

•	repurchasing, redeeming or otherwise acquiring any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock;

•	issuing or authorizing or proposing the issuance of any securities, other than the issuance of additional shares of its common stock upon the exercise or fulfillment of rights or options issued or existing under Intermountain’s stock option plan in accordance with their present terms;

•	amending its articles of incorporation or bylaws;

•	making capital expenditures aggregating in excess of $25,000;

•	entering into any new line of business;

•	acquiring an equity interest in the assets of other business organizations except in connection with foreclosures, settlements or troubled loan restructurings, or in the ordinary course of business consistent with prudent banking practices;

•	taking any action that may result in any of its representations and warranties contained in the merger agreement becoming untrue or in any of the applicable conditions contained in the merger agreement not being satisfied;

•	changing its methods of accounting in effect at December 31, 2004, except as required by changes in regulatory or generally accepted accounting principles;

•	adopting or amending any employment agreements between Intermountain or its subsidiaries and their employees and directors other than merit increases consistent with past business practices, not to exceed 5% of such employee’s base salary;

•	entering into, modifying or renewing any agreement or arrangement providing for the payment to any director, officer or employer of compensation or benefits;

•	hiring any new employee at an annual rate of compensation in excess of $75,000;

•	promoting any employee to a rank of vice president or more senior;

•	incurring any indebtedness for borrowed money or assuming the obligations of a third party, except for short-term borrowings with a maturity of six months or less in the ordinary course consistent with past practices;

•	selling, opening or closing any banking or other office;

•	making any equity investments in real estate, other than in connection with foreclosures or settlements in lieu of foreclosures or troubled loan restructurings, in the ordinary course of business consistent with past banking practices;

•	making any new loans or modifying the terms of any existing loans with any affiliated person of Intermountain;

•	incurring any deposit liabilities, other than in the ordinary course of business consistent with past practice;

•	purchasing any loans or selling, purchasing or leasing any real property other than consistent with past practices;

•	originating (a) any loans except in accordance with existing Intermountain lending policies and practices, (b) residential mortgage loans, (c) 30 year residential mortgage loans without interest rate, terms, appraisal, and underwriting do not make them immediately available for sale in the secondary market, (d) unsecured consumer loans in excess of $200,000, (e) commercial business loans in excess of $1,000,000 as to any loan or $1,000,000 in the aggregate as to related loans or loans to related persons, (f) commercial real estate first mortgage loans in excess of $1,000,000 as to any loan or $1,000,000 in the aggregate as to related loans or loans to related borrowers, or (g) modifications and/or extensions of any commercial business or commercial real estate loans in the amounts set forth in the preceding clauses (e) and (f) other than in the ordinary course of business consistent with past practice;

•	making any investments other than in overnight federal funds and U.S. Treasuries that have a maturity date that does not exceed three months;

•	selling or purchasing any mortgage loan servicing rights;

•	taking any actions that would prevent the transactions contemplated by the merger agreement from qualifying as a reorganization under section 368(a) of the Code; or

•	agreeing or committing to do any of the actions listed above.

Conduct of Western Alliance Business Pending the Merger
      The merger agreement contains certain restrictions on the operations of Western Alliance before the effective time of the merger. The merger agreement requires that Western Alliance:

•	not take any action that may delay the merger or that may result in any of the conditions under its control not being satisfied; and

•	file mutually acceptable proxy materials relating to the matters described in this proxy statement/ prospectus.
Third Party Proposals
      Under the merger agreement, Intermountain generally may not, and must instruct its officers, directors, employees, agents and other representatives not to, maintain, initiate, solicit or encourage (including by way of furnishing information or assistance) or take any other action to facilitate any inquiries or the making of any proposal that constitutes or reasonably may be expected to lead to any “competing proposal.” The merger agreement also prohibits Intermountain from holding discussions or negotiations relating to any competing proposal and from agreeing to or endorsing any competing proposal.
      The merger agreement defines a “competing proposal” as (i) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of Intermountain or any business line of Intermountain that constitutes 20% or more of the net revenues, net income or assets of Intermountain or 20% or more of any class of equity securities of Intermountain, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owing 20% or more of any class of equity securities of Intermountain or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Intermountain, other than the transactions contemplated by the merger agreement.
      Notwithstanding the above restrictions, in connection with a “superior competing transaction” and subject to other specified conditions, Intermountain will be permitted to furnish information with respect to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide proposal to acquire Intermountain; provided, however, that (a) the special meeting of Intermountain shareholders to consider the merger has not occurred; (b) the Intermountain board of directors has determined in good faith, after consultation with outside counsel, that such action is reasonably required in order to comply with the board’s fiduciary duties to the Intermountain shareholders under Nevada law; (c) Intermountain provides prior written notice to Western Alliance of its decision to take such action; (d) Intermountain receives an executed confidentiality agreement on terms no less favorable to Intermountain than those contained in the confidentiality agreement between Western Alliance and Intermountain; and (e) Intermountain keeps Western Alliance informed, on a current basis, of the status and details of any such discussions or negotiations.
      The merger agreement defines a “superior competing transaction” as any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Intermountain common stock then outstanding or all or substantially all the assets of Intermountain, and otherwise on terms which the Board of Directors of Intermountain, determines in its good faith judgment to be more favorable to its stockholders than the merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.
Expenses; Breakup Fee
      The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid for by the party incurring such expense. However, if the merger agreement is terminated by Western Alliance as a result of Intermountain’s failure to hold the special meeting within a specified time period, to recommend approval of the merger or to oppose any third party proposal, the merger agreement provides for Intermountain to pay all documented, reasonable costs and expenses of the terminating party up to $300,000, plus a breakup fee of $3,700,000. In the event the merger agreement is terminated by Western Alliance due to Intermountain’s shareholders’ not having approved the merger agreement and (a) after the date of the merger agreement (December 30, 2005) and before the special meeting date, there shall have been a “third party public event” (as defined in the merger agreement) and (b) within 12 months following such special meeting, Intermountain enters into an agreement for an “acquisition transaction” (as defined in the merger agreement) or an acquisition transaction otherwise occurs, Intermountain shall pay all documented, reasonable costs and expenses of Western Alliance up to $300,000, plus a breakup fee of $3,700,000. In the event the merger agreement is terminated by Western Alliance due to Intermountain’s willful material breach of a representation, warranty, covenant or other agreement contained in the merger agreement, Intermountain shall pay all documented, reasonable costs and expenses of Western Alliance up to $300,000, plus a breakup fee of $3,700,000. In the event Intermountain has given written notice to Western Alliance that Intermountain desires to enter into a superior competing proposal or if Intermountain’s Board of Directors has determined to change its recommendation in favor of the merger, Intermountain shall also pay all documented, reasonable costs and expenses of Western Alliance up to $300,000, plus a breakup fee of $3,700,000. In the event the merger agreement is terminated by Intermountain due to Western Alliance’s willful material breach of a representation, warranty, covenant or other agreement contained in the merger agreement, Western Alliance shall pay all documented, reasonable costs and expenses of Intermountain up to $300,000, plus a breakup fee of $3,700,000.
Representations and Warranties
      In the merger agreement, Intermountain made representations and warranties to Western Alliance. The material representations and warranties of Intermountain are the following:

•	the proper organization and good standing of Intermountain and Nevada First Bank;

•	insurance of the Intermountain’s deposit accounts by the FDIC;

•	capitalization of Intermountain and Nevada First Bank and ownership of shares of Nevada First Bank;

•	existence of corporate power and authority of Intermountain and Nevada First Bank to execute, deliver and perform their various obligations under the transaction documents;

•	board approval of the merger agreement;

•	a listing of all consents and approvals required to complete the merger;

•	accurate disclosure of loan portfolio and timely filing of reports;

•	proper presentation of financial statements;

•	Intermountain’s filings with the FDIC comply in all material respects with applicable requirements;

•	no broker’s fees;

•	absence of any material adverse change in Intermountain;

•	absence of legal proceedings;

•	timely filing of tax returns and absence of tax claims;

•	existence of employee benefit plans and material compliance with applicable law;

•	existence of material contracts and their effectiveness;

•	absence of regulatory agreements with banking regulators;

•	material compliance with environmental law;

•	adequacy of loss reserves;

•	existence of properties and assets, absence of encumbrances, and existence of good title;

•	existence of insurance policies;

•	operations in material compliance with applicable laws;

•	existence of loans, their material compliance with applicable laws, proper organization of loan information, and proper perfection of security interests;

•	accuracy of information regarding Intermountain to be included in this document;

•	existence of satisfactory internal controls;

•	a listing of affiliates of Intermountain;

•	labor matters;

•	intellectual property matters; and

•	anti-takeover provisions inapplicable to the transactions contemplated by the merger agreement.
      In the merger agreement, Western Alliance made representations and warranties to Intermountain. The material representations and warranties of Western Alliance are the following:

•	the proper organization and good standing of Western Alliance and BankWest of Nevada;

•	capitalization of Western Alliance and ownership of shares of BankWest of Nevada;

•	existence of corporate power and authority of Western Alliance and BankWest of Nevada to execute, deliver and perform their obligations under the transaction documents;

•	a listing of all regulatory consents and approvals to complete the merger;

•	absence of material regulatory agreements or legal proceedings;

•	that the information contained in the various consolidated financial statements of Western Alliance and its subsidiaries delivered to Intermountain is true, correct and complete and fairly presents consolidated operations results and financial condition of Western Alliance and its subsidiaries;

•	accuracy of information regarding Western Alliance to be included in this document;

•	that except as set forth in Western Alliance’s quarterly report on Form 10-Q for the period ended September 30, 2005 or in any other filing made by Western Alliance with the SEC since December 31, 2004, neither Western Alliance nor any of its subsidiaries has incurred any material liability, except as contemplated by the merger agreement or in the ordinary course of business consistent with past practices, and no event has occurred which has had, or is likely to have, a material adverse effect (as defined in the merger agreement) on Western Alliance; and

•	since September 30, 2005, Western Alliance and its subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practice.
Termination and Amendment of the Merger Agreement
      Before or after Intermountain shareholders approve the merger agreement, it may be terminated:

•	by mutual written consent of Western Alliance and Intermountain;

•	by Western Alliance or Intermountain upon written notice if 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator’s request unless action is taken during the 30 day period for a rehearing or to file an amended application;

•	by Western Alliance or Intermountain if the merger has not taken place on or before July 31, 2006, unless the failure to complete the merger by that date is due to the terminating party’s failure to perform or observe its covenants and agreements in the merger agreement;

•	by Western Alliance or Intermountain if Intermountain’s shareholders do not approve the merger agreement due to failure to obtain the required vote at a duly held meeting of shareholders;

•	by either Western Alliance or Intermountain (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement that, individually or in the aggregate, would give the other party the right to terminate the merger agreement) if there shall have been a breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a material adverse effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party thereto or such breach, by its nature, cannot be cured prior to the closing;

•	by either Western Alliance or Intermountain (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement that, individually or in the aggregate, would give the other party the right to terminate the merger agreement) if there shall have been a material breach of any of the covenants or agreements set forth in the merger agreement on the part of the other party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party thereto or such breach, by its nature, cannot be cured prior to the closing;

•	by Western Alliance, if Intermountain fails to call and hold within 60 days of the effective date of this registration statement a special meeting of Intermountain shareholders to approve the merger agreement, fails to recommend that Intermountain shareholders approve the merger and merger agreement, or fails to oppose a competing third party proposal; and

•	by Intermountain, if Intermountain has complied with its obligations regarding competing proposals and has given written notice to Western Alliance of its desire to enter into a superior competing transaction (as defined in the merger agreement) and complied with the expense and breakup fee provisions described above.
      The merger agreement also permits, subject to applicable law, the Boards of Directors of Western Alliance and Intermountain to:

•	amend the merger agreement except as provided below;

•	extend the time for performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.
After approval of the merger agreement by Intermountain’s shareholders, no amendment of the merger agreement may be made without further shareholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to Intermountain’s shareholders under the merger agreement.
Resales of Western Alliance’s Common Stock Received in the Merger
      Western Alliance is registering the issuance of the shares of its common stock to be exchanged in the merger under the Securities Act. The shares will be freely transferable under the Securities Act, except for shares received by Intermountain shareholders who are affiliates of Intermountain or Western Alliance at the time of the special meeting. These affiliates only may resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act’s registration requirements. This proxy statement/ prospectus does not cover any resales of Western Alliance’s common stock by Western Alliance or Intermountain affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with Intermountain or Western Alliance, and may include officers or directors, as well as principal shareholders of Intermountain or Western Alliance.
Employee Benefits
      The merger will result in acceleration of the vesting of all options issued under Intermountain’s stock option plan. After the closing date of the merger, except to the extent Western Alliance or BankWest of Nevada continues in effect any Intermountain benefit plan providing benefits of a similar type, continuing employees of BankWest of Nevada will be eligible for the employee benefits that Western Alliance or BankWest of Nevada, as the case may be, provides to its employees generally and on substantially the same terms and basis as is applicable to such employees. Western Alliance has agreed to provide a severance benefit equal to three months’ base salary (subject to applicable tax withholding) to each BankWest of Nevada employee who continues employment (other than any such employee who is a party to any written agreement relating to employment or severance) whose employment is terminated involuntarily, other than for “Cause” (as defined below), by Western Alliance or any Western Alliance subsidiary within six months following the closing date of the merger. For purposes of this severance benefit, “Cause” means the employee’s poor job performance, personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, failure to perform stated duties, violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist orders.
Dissenters’ Appraisal Rights
      Under Nevada law, when shareholder approval is required for a merger and the shareholders are entitled to vote on the merger pursuant to Sections 92A.120 — 92A.160 of the Nevada Revised Statutes, or NRS, any shareholder is entitled to dissent from the merger and obtain the fair value of his shares under Sections 92A.300 — 92A.500 of the NRS. In this section, we use the term appraisal rights to refer to the rights set forth in these sections of the NRS. Because Intermountain shareholder approval is required for the merger of Western Alliance and Intermountain, under Section 92A.380, you are entitled to appraisal rights in connection with the merger. In accordance with Sections 92A.300 — 92A.500, if the merger takes place, Intermountain shareholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their fair value if they fully comply with the provisions of Sections 92A.300 — 92A.500 of the NRS. Fair value means the value of the shares immediately before the merger takes place.
      This section presents a brief summary of the procedures set forth in Sections 92A.300 — 92A.500 which must be followed if you wish to assert your appraisal rights in connection with the merger and demand the purchase of your shares at their fair value. A complete text of these sections is attached to this proxy statement/ prospectus as Appendix B. Shareholders asserting their appraisal rights are advised to seek independent counsel concerning exercising their appraisal rights. This proxy statement/ prospectus constitutes notice to holders of shares of Intermountain’s common stock concerning the availability of appraisal rights under Sections 92A.300 to 92A.500 of the NRS.
      To assert appraisal rights, shareholders must satisfy all of the conditions of Sections 92A.420 and 92A.440:

•	Before the vote on the adoption of the merger agreement occurs at the shareholder meeting, each shareholder who wishes to assert appraisal rights must give written notice to William Bullard, Vice President of Intermountain, before the vote is taken, of the shareholder’s intent to demand payment for his or her shares if the merger takes place and shall not vote or cause or permit to be voted his or her shares in favor of the proposed merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value within the meaning of Section 92A.420.

•	A dissenting shareholder may NOT vote for approval of the merger agreement. If an Intermountain shareholder returns a signed proxy but does not specify in the proxy a vote against adoption of the merger agreement or an instruction to abstain, the proxy will be voted FOR adoption of the merger agreement, which will have the effect of waiving the rights of that Intermountain shareholder to have his shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of a shareholder’s rights.

      After the vote is taken at the shareholder meeting, if the merger is approved, no later than 10 days after the merger takes place, a written appraisal notice and form, accompanies by a copy of NRS Sections 92A.300 — 92A.500 inclusive, will be sent to each shareholder who has given the written notice described above and did not vote in favor of the merger. The appraisal notice will state the results of the vote on the merger agreement, where the payment demand must be sent, and where and when share certificates, if any, must be deposited. It will set a date, not fewer than thirty (30) nor more than sixty (60) days after delivery of the notice, by which the payment demand must be received from the dissenting shareholder. The notice will include a form for demanding payment that will require the shareholder asserting appraisal rights to certify whether or not the shareholder acquired beneficial ownership of the shares before December 29, 2005, the date of the first announcement to the shareholders and the media of the terms of the proposed merger and that the shareholder did not vote in favor of the transaction. The notice will also inform holders of uncertificated shares to what extent transfer of the uncertificated shares will be restricted after the payment demand is received. Please note that shares acquired after December 29, 2005, referred to in this section as after-acquired shares, may be subject to different treatment in accordance with Section 92A.470 of the NRS than shares acquired before that date.
      A shareholder who receives an appraisal notice must comply with the terms of the notice. A shareholder asserting appraisal rights who does so by demanding payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before December 29, 2005 will retain all other rights of a shareholder until these rights are cancelled or modified by the merger. A shareholder who receives an appraisal notice and does not comply with the terms of the notice is not entitled to payment for his shares.
      Appraisal rights under Sections 92A.400 may be asserted either by a beneficial shareholder or a record shareholder. A record shareholder may assert appraisal rights as to fewer than every share registered in his name only if he objects for all shares beneficially owned by any one person and notifies Intermountain in writing of the name and address of each person on whose behalf he or she asserts appraisal rights. A beneficial shareholder may assert appraisal rights as to shares held on his behalf only if he submits to Intermountain the shareholder of record’s written consent before or at the time he asserts appraisal rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote.
      After the merger takes place, or within thirty (30) days after receipt of a payment demand, Western Alliance will pay in cash to each shareholder who complied with the terms of the appraisal notice the amount Western Alliance estimates to be the fair value of the shares, plus interest. The payment will be accompanied by Intermountain’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholder’s equity and the latest available interim financial statements; a statement of Intermountain’s estimate of the fair value of the shares; an explanation of how the interest was calculated; and a statement of the dissenter’s right to demand payment under NRS Sections 92A.300 — 92A.500. Within thirty (30) days of payment or offered payment, if a dissenting shareholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, the shareholder may notify Intermountain in writing of his own estimate of the fair value of the shares and interest due. If this kind of claim is made by a shareholder, and it cannot be settled, Intermountain is required to petition the court to determine the fair value of the shares and accrued interest within 60 days after receiving the payment demand.
      The costs and expenses of a court proceeding will be determined by the court and generally will be assessed against Intermountain, but these costs and expenses may be assessed as the court deems equitable against all or some of the shareholders demanding appraisal who are parties to the proceeding if the court finds the action of the shareholders in failing to accept Western Alliance’s offer was arbitrary, vexatious or not in good faith. These expenses may include the fees and expenses of counsel and experts employed by the parties.
      All written notices of intent to demand payment of fair value should be sent or delivered to, William Bullard, Vice President, Intermountain First Bancorp, 777 N. Rainbow Boulevard, Las Vegas,

Nevada 89107. Intermountain suggests that shareholders use registered or certified mail, return receipt requested, for this purpose.
      Holders of shares of Intermountain’s common stock considering demanding the purchase of their shares at fair value should keep in mind that the fair value of their shares determined under Sections 92A.300 — 92A.500 could be more, the same, or less than the merger consideration they are entitled to receive under the merger agreement if they do not demand the purchase of their shares at fair value. Also, shareholders should consider the federal income tax consequences of exercising dissenters’ appraisal rights.
      This summary is not a complete statement of the provisions of the Nevada statutes relating to the rights of dissenting holders of shares of Intermountain’s common stock and is qualified in its entirety by reference to Sections 92A.300 — 92A.500 of the NRS, which are attached as Appendix B to this document. Holders of shares of Intermountain’s common stock intending to demand the purchase of their shares at fair value are urged to review Appendix B carefully and to consult with legal counsel so as to be in strict compliance with the requirements for exercising appraisal rights.
Support Agreement
      Concurrently with the merger agreement, and as a condition to Western Alliance’s willingness to enter into the merger agreement, Western Alliance and certain Intermountain stockholders entered into a Support Agreement pursuant to which the Intermountain stockholders party to such agreement have agreed to vote all of the shares of Intermountain common stock beneficially owned by them in favor of the merger. As of the record date, the Intermountain shareholders who entered into the Support Agreement with Western Alliance collectively held shares of Intermountain voting common stock which represented approximately 67.8% of the outstanding Intermountain voting common stock. None of the Intermountain stockholders who are parties to the Support Agreements were paid additional consideration in connection with the execution of such agreement.
      In addition to voting their shares of Intermountain common stock in favor of the merger, each shareholder agreed, following completion of the merger, not to sell, transfer, or encumber any shares of Western Alliance common stock received by such shareholder in connection with the merger for a period of six months. If at any time during such six month period Western Alliance proposes to file a registration statement with respect to an underwritten public equity offering in which Western Alliance’s shareholders may participate, then the Intermountain stockholders who executed the Support Agreement have the right to include their shares in the registration and offering by Western Alliance, subject to certain restrictions.
Interests of Intermountain Directors and Executive Officers in the Merger That are Different Than Yours
      Some of the directors and executive officers of Intermountain have interests in the merger that are different from, or are in addition to, the interests of Intermountain shareholders. The Intermountain board of directors was aware of these interests and considered them in approving the merger agreement. These interests include rights of certain executive officers under change of control agreements with Intermountain, rights under stock-based benefit programs and awards of Intermountain.
      Change of Control and Severance Agreements. Intermountain has previously entered into change of control and severance agreements with the following five executive officers: Messrs. Paredes, Olson, Menon and Ashby and Ms. Ochal. The merger would qualify as a change of control event under these agreements. The agreements provide that if upon a change of control the executive is not offered a position comparable to the position held by the executive prior to the merger, Intermountain would be required to make a payment to the executive of a portion of his or her base annual salary based on his or her length of employment. Depending on the executive, in some cases this payment may equal up to a maximum of two years’ worth of severance pay.
      Stock Options. Regardless of whether the executive is offered a comparable position with Western Alliance upon the merger, the stock options of the executives named above would become 100% vested as of the closing of the merger. Western Alliance would then be obliged to purchase the executive’s stock options at the same price it is purchasing shares in the merger. As of December 31, 2005, these executives held options to purchase 23,250 shares of Intermountain common stock. The aggregate value of the payout for these options will be approximately $1,238,205.
      Retention Bonuses. Nevada First Bank has also agreed to pay retention bonuses to certain non-officer level employees, Messrs. V. Telles, D. Jones, D. Stephens, P. Miller, Mmes. D. Meyer, S. Hescher, V. King and D. Hughes, provided that they remain employed with Nevada First Bank through the consummation of the merger. The aggregate value of these bonuses is approximately $146,000.
      Protection of Directors, Officers and Employees Against Claims. In addition, Western Alliance has agreed to indemnify and hold harmless each of Intermountain’s present and former directors, officers and employees for a period of at least six years from the effective time of the merger from costs and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under applicable law and the articles of incorporation and bylaws of Western Alliance. Western Alliance has also agreed that it will maintain Intermountain’s existing directors’ and officers’ liability insurance policy, or provide a policy providing similar coverage, for the benefit of Intermountain’s directors and officers who are currently covered by such insurance, for at least six years from the effective time of the merger, with respect to acts or omissions occurring prior to the effective time of the merger, subject to a limit on the cost to maintain such coverage.
New Western Alliance Director
      Following the completion of the merger, the board of directors of Western Alliance will appoint to its board of directors a representative of Intermountain who shall have been, immediately prior to the effective time, either a member of Intermountain’s board of directors or a holder of at least 5% of the capital stock of Intermountain.
New BankWest of Nevada Directors
      Following the bank merger, BankWest of Nevada will invite all of the members of Nevada First’s board of directors to join the board of directors of BankWest of Nevada.
Possible Alternative Structures
      Western Alliance is entitled to modify the structure of the bank merger, including the possible postponement or elimination thereof, provided that:

•	there are no adverse Federal or state income tax consequences to Intermountain shareholders as a result of the modification;

•	the consideration to be paid to the holders of shares of Intermountain common stock under the merger agreement is not changed in kind or value or reduced in amount; and

•	the modification will not delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the completion of the merger.
Accounting Treatment
      The merger, if completed, will be treated as a purchase by Western Alliance of Intermountain for accounting purposes. Accordingly, under accounting principles generally accepted in the United States, the assets and liabilities of Intermountain will be recorded on the books of Western Alliance at their respective fair values at the time of the consummation of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
Material Federal Income Tax Consequences
      The following summary discusses the material federal income tax consequences of the merger to Intermountain shareholders. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, and all of which are subject to change, possibly with retroactive effect.
      The summary assumes that the holders of shares of Intermountain’s common stock hold their shares as capital assets. The summary applies only to holders of shares of Intermountain common stock that are U.S. persons. For purposes hereof, a U.S. person is:

•	a U.S. citizen or resident, as determined for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.
      This summary is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in this summary or that these positions will be upheld by the courts if challenged by the Internal Revenue Service. No ruling from the Internal Revenue Service has been or will be requested with respect to the merger.
      The summary does not address the tax consequences that may be applicable to particular Intermountain shareholders in light of their individual circumstances or to Intermountain shareholders who are subject to special tax rules, including:

•	tax-exempt organizations;

•	mutual funds;

•	dealers in securities or foreign currencies;

•	banks or other financial institutions;

•	insurance companies;

•	non-United States persons;

•	shareholders who acquired shares of Intermountain’s common stock through the exercise of options or otherwise as compensation or through a qualified retirement plan;

•	shareholders who are subject to the alternative minimum tax;

•	shareholders who hold shares of Intermountain’s common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting; and

•	holders that do not hold their Intermountain common stock as capital assets.
      This summary is for general information purposes only. It is not a complete analysis or discussion of all potential effects of the merger. It also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction or under any federal laws other than those pertaining to the federal income tax.

      The closing of the merger is conditioned upon the receipt by Intermountain of an opinion of Milbank, Tweed, Hadley & McCloy LLP that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. If Milbank, Tweed, Hadley & McCloy LLP does not render such opinion, the condition may be satisfied if Hogan & Hartson L.L.P., counsel to Western Alliance, renders such opinion. Assuming the merger is a reorganization within the meaning of Section 368(a) of the Code, the federal tax consequences of the merger to you will depend primarily on whether you exchange your Intermountain common stock solely for Western Alliance common stock (except for cash received instead of a fractional share of Western Alliance common stock), solely for cash or for a combination of stock and cash.
      Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of Intermountain common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Intermountain common stock surrendered. Any such gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the Intermountain common stock surrendered is more than one year at the effective time of the merger, and otherwise will be short-term capital gain or loss. Individuals generally qualify for favorable tax rates on long-term capital gains. If, however, any such holder constructively owns Intermountain common stock that is exchanged for Western Alliance common stock in the merger, or otherwise owns Western Alliance common stock actually or constructively after the merger, the consequences to such holder may be similar to the consequences described below under the heading “Exchange for Western Alliance Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such holder’s gain.
      Exchange Solely for Western Alliance Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of Intermountain common stock actually owned by it solely for shares of Western Alliance common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of Western Alliance common stock (as discussed below). The aggregate adjusted tax basis of the shares of Western Alliance common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Intermountain common stock surrendered for the Western Alliance common stock, reduced by the adjusted tax basis allocable to any fractional shares deemed received in the merger as described below. The holding period of the Western Alliance common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Intermountain common stock were held.
      Exchange for Western Alliance Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of Intermountain common stock actually owned by it for a combination of Western Alliance common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Western Alliance common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Intermountain common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Intermountain common stock surrendered is more than one year at the effective time of the merger, and otherwise will be short-term capital gain. Individuals generally qualify for favorable tax rates on long-term capital gains. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of Intermountain’s accumulated earnings and profits as calculated for United States federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.
      The aggregate tax basis of Western Alliance common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Intermountain common stock for a combination of Western Alliance common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Intermountain common stock surrendered, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Western Alliance common stock), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Western Alliance common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Intermountain common stock surrendered.
      Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Western Alliance. As discussed below, however, dividend treatment will generally not apply to a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. Gain recognized by such a holder will generally be treated as capital gain.
      For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Intermountain common stock solely for Western Alliance common stock and then Western Alliance immediately redeemed (the “deemed redemption”) a portion of the Western Alliance common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”
      The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage of the voting power and value of the Western Alliance common stock actually or constructively owned by such holder immediately after the deemed redemption is less than 80% of both the voting power and the value of the Western Alliance common stock actually or constructively owned by such holder immediately before the deemed redemption.
      Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Western Alliance. In general, that determination requires a comparison of (1) the percentage of the voting power and value of the Western Alliance common stock actually or constructively owned by such holder immediately before the deemed redemption and (2) the voting power and the value of the Western Alliance common stock actually or constructively owned by such holder immediately after the deemed redemption. The Internal Revenue Service has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” even if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.
      If the tests above for capital gain treatment are not met, the recognized gain will be treated as dividend income to the extent of the holder’s ratable share of Intermountain’s accumulated earnings and profits. Individuals generally qualify for favorable tax rates on dividends.
      In applying the foregoing tests, the constructive ownership rules of section 318 of the Code apply in comparing the holder’s ownership interest in Western Alliance both immediately after the merger (but before the hypothetical redemption) and after the hypothetical redemption. Under these constructive ownership rules, a holder is deemed to own Western Alliance common stock that is actually owned (and in some cases constructively owned) by certain related individuals and entities, and is also deemed to own Western Alliance common stock that may be acquired by such holder or such related individuals or entities by exercising an option, including an employee stock option. Moreover, the tests are applied after taking into account any related transactions undertaken by a shareholder under a single, integrated plan. Thus, dispositions or acquisitions by a holder of Western Alliance common stock before or after the merger that are part of such holder’s plan may be taken into account. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor.

      Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of Western Alliance common stock will generally be treated as having received a fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Intermountain common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Intermountain common stock is more than one year at the effective time of the merger.
      Information Reporting and Backup Withholding. Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 28% of any cash payments to which an Intermountain shareholder or other payee is entitled pursuant to the merger, unless the shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each shareholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Western Alliance and the exchange agent.
      The federal income tax consequences set forth above are based upon present law and do not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of Intermountain’s common stock. The tax effects that are applicable to a particular holder of Intermountain common stock may be different from the tax effects that are applicable to other holders of Intermountain common stock, including the application and effect of state, local and other tax laws other than those pertaining to the federal income tax, and thus, holders of Intermountain common stock are urged to consult their own tax advisors.
      Options. As described above in the section titled “Merger Consideration — Intermountain Stock Options,” holders of options to purchase Intermountain common stock that are outstanding at the effective time of the merger will have their Intermountain options converted into options to purchase shares of Western Alliance common stock. The assumption of the options by Western Alliance should not be a taxable event and former holders of Intermountain options who hold options to purchase Western Alliance common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their Intermountain options.
      Holders of Intermountain options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
Beneficial Ownership of Western Alliance Stock
      The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of Western Alliance’s common stock as of December 31, 2005 by (a) persons known to Western Alliance to own more than 5% of the outstanding shares of Western Alliance’s common stock, (b) each director and executive officer of Western Alliance and (c) Western Alliance’s directors and executive officers as a group. The information contained herein has been obtained from Western Alliance’s records and from information furnished to Western Alliance by each individual. Western Alliance knows of no person who owns, beneficially or of record, either individually or with associates, more than 5% of Western Alliance’s common stock, except as set forth below.

		Percentage of
	Number of Shares	Common
Beneficial Owner(1)	Beneficially Owned	Stock

Paul Baker	255,055	1.12%
Bruce Beach	81,168	*
William S. Boyd	6,000	*
Gary Cady	116,563	*
Duane Froeschle	209,311	*
Dale Gibbons	88,700	*
Steve Hilton	245,055	1.07%
Marianne Boyd Johnson	4,606,331	20.19%
James Lundy	170,295	*
Cary Mack	105,697	*
Linda Mahan	61,484	*
Arthur Marshall	231,996	1.02%
Todd Marshall	613,839	2.69%
M. Nafees Nagy	843,252	3.70%
James Nave	512,244	2.25%
Edward Nigro	263,660	1.16%
Robert Sarver	3,552,021	14.90%
Donald Snyder	209,371	*
Merrill Wall	67,000	*
Larry Woodrum	154,800	*
All directors and executive officers as a group (20 persons)	12,393,842	51.14%

*	Less than one percent

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if such person has or shares voting power and/or investment power with respect to the shares, or has a right to acquire beneficial ownership at any time within 60 days from December 31, 2005. As used herein, “voting power” includes the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

The table includes, with respect to Mr. Sarver, 30,000 shares held by Mr. Sarver’s spouse over which he disclaims all beneficial ownership. The table also includes the following: 263,950 shares subject to outstanding options exercisable within 60 days after December 31, 2005 and 1,160,672 shares subject to outstanding warrants exercisable within 60 days after December 31, 2005. Shares subject to outstanding stock options and warrants, which an individual has the right to acquire within 60 days after December 31, 2005, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class of stock owned by such individual or any group including such individual only. Beneficial ownership may be disclaimed as to certain of the securities.

Outstanding options reflected in the table are held as follows: Mr. Baker, 2,800 shares; Mr. Beach, 1,600 shares; Mr. Cady 21,300 shares; Mr. Froeschle 31,500 shares; Mr. Gibbons, 23,800 shares; Mr. Hilton, 2,800 shares; Ms. Johnson, 2,800 shares; Mr. Lundy, 46,500 shares; Mr. Mack, 2,200 shares; Ms. Mahan, 29,250 shares; Mr. A. Marshall, 2,800 shares; Mr. T. Marshall, 2,800 shares; Dr. Nagy, 600 shares; Dr. Nave, 2,800 shares; Mr. Nigro, 2,800 shares; Mr. Sarver, 15,000 shares; Mr. Snyder 2,800 shares; Mr. Woodrum, 54,800 shares; and Mr. Wall 15,000 shares. Outstanding warrants reflected in the table are as follows: Mr. Froeschle 44,381 shares; Mr. Hilton, 68,274 shares; Mr. Lundy, 34,137 shares; and Mr. Sarver, 1,013,880 shares.

(2)	The business address of each of the executive officers and directors is 2700 West Sahara Avenue, Las Vegas, Nevada 89102, Telephone: (702) 248-4200.
Beneficial Ownership of Intermountain Stock
      The following tables set forth information pertaining to the beneficial ownership of the outstanding shares of Intermountain’s voting and non-voting common stock as of December 31, 2005 by (a) persons known to Intermountain to own more than 5% of the outstanding shares of Intermountain’s voting or non-voting common stock, (b) each director of Intermountain, (c) each of Intermountain’s executive officers and (d) Intermountain’s directors and executive officers as a group. The information contained herein has been obtained from Intermountain’s records and from information furnished to Intermountain by each individual.

				Percentage of
	Number of Shares of		Percentage of	Western Alliance
	Intermountain Voting		Intermountain	Common Stock
	Common Stock		Voting Common	Owned after the
Beneficial Owner(1)	Beneficially Owned		Stock	Merger(2)

William Bullard	118,519	(3)	9.1%	1.2%
Dipak K. Desai, M.D.	122,202	(4)	9.4%	1.5%
Mark Fine	46,127		3.5%	*
Timothy Herbst	48,798	(5)	3.7%	*
K. James King	40,314	(6)	3.1%	*
Thomas Land	114,086	(7)	8.7%	1.3%
Michael Luce	52,169	(8)	4.0%	*
Sandra Mallin	4,426		*	*
Ned Martin	1,103		*	*
Arvind A. Menon	34,199	(9)	2.3%	*
Hugh G. Merriman, M.D.	34,859		2.7%	*
James E. Rogers	111,422	(10)	9.3%	2.1%
Perry Rogers	9,759	(11)	*	*
Frank Schreck, Jr.	48,802		3.7%	*
Harvey Whittemore	25,000		1.9%	*
William C. Wortman	48,802		3.7%	*
All Current Directors and Executive Officers as a group (16 persons)	860,587	(12)	65.9%	9.8%
Other Principal Shareholders:
Andre Agassi	120,961	(13)	9.3%	1.4%

*	Less Than One Percent

	Number of Shares of
	Intermountain		Percentage of
	Non-Voting Common		Intermountain
	Stock Beneficially		Non-Voting
Beneficial Owner(1)	Owned		Common Stock

Andre Agassi	24,015		13.3%
Dipak K. Desai, M.D.	32,331		17.9%
Maloof Companies	14,910		8.3%
James E. Rogers	109,187	(10)	60.5%

(1)	The business address of each of the executive officers and directors is 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107, Telephone: (702) 310-4000.

(2)	Includes number of Intermountain voting and non-voting common stock. Assumes 100% stock election by each individual and 60% stock election by all Intermountain stockholders on an aggregate basis.

(3)	Includes 118,519 shares held by Fertitta Enterprises, of which Mr. Bullard is Chief Financial Officer.

(4)	Includes 22,601 shares held by Dr. Desai directly, 77,401 shares held in the name of the Hari Om Family Partnership, an entity controlled by Dr. Desai, 12,000 shares held in the name of Ravi Patel, Uniform Trust for Minors Act, of which Dr. Desai is a trustee, and 10,200 shares held in the name of Lina Multani. Does not include 18,289 and 14,042 shares of non-voting common stock held by Dr. Desai and the Hari Om Family Partnership, respectively.

(5)	Includes 16,268 shares held by Mr. Herbst, 16,265 shares held by Edward Herbst, Mr. Herbst’s brother and 16,265 shares held by Troy Herbst, Mr. Herbst’s brother.

(6)	Includes 2,114 shares held by Mr. King directly, and 38,200 shares held by R&R Partners, of which Mr. King is an affiliate.

(7)	Includes 63 shares held by Mr. Thomas Land directly and 114,023 shares held by the Maloof companies, of which Mr. Land is the Chief Financial Officer. Does not include 14,910 shares of non-voting common stock held by the Maloof companies.

(8)	Includes 3,367 shares held by Mr. Luce directly, and 48,802 shares held by The Walters Group, of which Mr. Luce is President.

(9)	Includes 3,600 shares which may be acquired pursuant to the exercise of options under the Intermountain option plan. Options to acquire 3,600 shares at $17 per share expire on December 16, 2013. Percentage calculation assumes all 3,600 shares acquired upon exercise of the options.

(10)	Includes 4,689 shares of voting common stock held by Mr. James Rogers directly, and 101,848 shares of voting common stock held in the name of Sunbelt Communications Co., a corporation controlled by Mr. Rogers. Includes 4,885 shares held by Cheryl Purdue as custodian for Maren Renee Plant, under the California Transfers to Minors Act. Maren Renee Plant is Mr. Rogers’ granddaughter. Does not include 109,187 shares of non-voting common stock held by Sunbelt Communications Co. Also, the shares beneficially owned by Mr. Perry Rogers are attributable to James E. Rogers for the purposes of the Change in Bank Control Act of 1978, as amended, and are attributable to Sunbelt Communications Co. for the purposes of the Bank Holding Company Act of 1956, as amended. See footnote (11).

(11)	Includes 4,182 shares held by Mr. Perry Rogers directly, and 5,577 shares held by Mr. Perry Rogers as trustee for his daughter Hanna Rogers. Also, under the Change in Bank Control Act of 1978, as amended, the 4,531 shares directly owned by James E. Rogers, the 98,418 shares owned by Sunbelt Communications Co., a company controlled by Mr. James E. Rogers, and the 4,885 shares held by Cheryl Purdue as custodian for Maren Renee Plant are attributable to Mr. Perry Rogers. See footnote (10).

(12)	Includes shares (and shares acquirable upon exercise of options) owned by the current members of the regular board and the executive officers, as a group.

(13)	Includes 102,333 held by Mr. Agassi and 18,628 shares owned by Phil Agassi, Mr. Agassi’s brother, which under the Change in Bank control Act of 1978, as amended, are attributable to Mr. Agassi. Does not include 24,015 shares of non-voting common stock held by Mr. Andre Agassi.

DESCRIPTION OF WESTERN ALLIANCE CAPITAL STOCK
      The following description sets forth the general terms and provisions of the capital stock of Western Alliance. The statements below describing these securities do not purport to be complete and are qualified in their entirety by reference to the applicable provisions in the amended and restated bylaws and the amended and restated articles of incorporation. Copies of our amended and restated bylaws and amended and restated articles of incorporation are referenced as exhibits to the registration statement which this proxy statement/ prospectus is a part.
General
      The articles of incorporation of Western Alliance authorize up to 100,000,000 shares of common stock, par value $.0001 per share, and 20,000,000 shares of serial preferred stock, par value $.0001 per share. As of December 31, 2005, there were 22,810,491 shares of common stock outstanding and 300 stockholders of record; no shares of preferred stock are outstanding. In addition, as of December 31, 2005, there were options to purchase 2,124,794 shares and warrants to purchase 1,375,745 shares of common stock outstanding.
Common Stock
      Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
      Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
      Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
      Preemptive Rights. Holders of common stock have no preemptive rights or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.
      Assessment. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
      No shares of preferred stock are issued and outstanding, and we have no current intent to issue preferred stock in the immediate future. The board of directors will have the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Warrants
      As of December 31, 2005, there were warrants outstanding to purchase 1,375,745 shares of common stock, at a per share exercise price of $7.62, all of which are exercisable. The warrants expire on June 12, 2010.
Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws and Nevada Law
      Some provisions of Nevada law and our articles of incorporation and bylaws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
      Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
      Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our chairman of the board or by our board of directors.
      No Stockholder Action by Written Consent. Our articles of incorporation do not permit stockholders to act by written consent in lieu of a meeting.
      Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. Once elected, directors may be removed only by the affirmative vote of at least 80% of our outstanding common stock. For more information on the classified board, see the section entitled “Management — Board of Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
      Amendment of Certain Provisions in Our Organizational Documents. The amendment of any of the above provisions contained in our articles of incorporation would require the approval by holders of at least two-thirds of the outstanding shares of each class entitled to vote as a separate class on such matters. The amendment of any of the above provisions contained in our bylaws would require the approval by holders of at least 80% of the voting power of the issued and outstanding shares of capital stock.
      Nevada Anti-Takeover Statute. We are subject to Sections 78.411 through 78.444 of the Nevada Revised Statues which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Nevada corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 10% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
      We are also subject to Sections 78.378 through 78.3793 of the Nevada Revised Statutes, commonly referred to as the “control share law”, so long as we have 200 or more shareholders of record, at least 100 of whom are in Nevada. The control share law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the control share law, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders. In addition, in certain cases where the acquiring party has obtained such shareholder approval for voting rights, shareholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.
      The Nevada Revised Statutes further allow our board of directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

•	the effect on employees, suppliers and customers;

•	the economy of Nevada and the nation;

•	the effect on the communities in which offices of the corporation are located; and

•	the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be better served by continued independence.
      Our articles of incorporation allow our board of directors to consider several economic factors, as well as the factors stated above, in considering whether to reject or approve a tender offer or proposed merger or similar transaction.
      The provisions of Nevada law and our articles of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Limitation of Liability and Indemnification
      We have adopted provisions in our articles of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages to the corporation, stockholders or creditors for breach of their fiduciary duties as directors, except liability for any of the following: (i) any breach of their fiduciary duties that involve intentional misconduct, fraud or a knowing violation of law or (ii) unlawful payments of dividends in violation of Nevada Revised Statute § 78.300.
      Our bylaws also provide that we will indemnify each of our directors and executive officers and we may indemnify each of our other officers and employees and other agents to the fullest extent permitted by law, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or conduct was unlawful. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.
Transfer Agent and Registrar
      American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, telephone: (800) 937-5449 is our transfer agent and registrar.

COMPARISON OF SHAREHOLDERS’ RIGHTS
      The following is a summary of the material differences between the rights of shareholders of Western Alliance and the rights of shareholders of Intermountain. These differences arise primarily from the differences between the corporate bylaws of the two companies. The following information is a summary and does not purport to be complete. For more complete information, you should read each of the Articles of Incorporation of Western Alliance and Intermountain. To find out where you can obtain these documents, see “Where You Can Find More Information”.
General
      The following summary sets forth the material differences between the rights of shareholders of Western Alliance and the rights of shareholders of Intermountain.

	Western Alliance	Intermountain

Shareholder Action by Written Consent	Shareholders may not act by written consent in lieu of a meeting.	Shareholders may act without a meeting by written consent of the holders of a majority in interest of the voting power of the company.

Types of Shares	There is currently only one class of capital stock, common stock; the board of directors has the authority, without further action by the shareholders, to issue preferred stock.	There are four series of common stock: Voting Common Stock, Non-Voting Common Stock, Series A Voting Common Stock, and Series A Non-Voting Common Stock. The Series A Voting and Non-Voting Stock include a non-detachable right, exercisable upon notice by the company, to purchase additional shares of common stock.

In addition, the company is authorized to issue from time to time additional shares, the class, number of shares, designation, rights, preferences, privileges and restrictions of which will be determined by the board of directors.

Special Shareholder Meetings	A special meeting of shareholders may be called only by the chairman of the board or by the board of directors.	A special meeting of shareholders may be called by the chairman of the board, by the board of directors, or by any one or more shareholders owning in the aggregate not less than 25% of the voting stock of the company.

Undesignated Preferred Stock	No shares of preferred stock are issued and outstanding, and there is no current intent to issue preferred stock in the immediate future. The board of directors has the authority, without further	No shares of preferred stock are issued and outstanding. The company is authorized to issue from time to time additional shares, the class, number of shares, designation, rights,

	Western Alliance	Intermountain

	action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof.	preferences, privileges and restrictions of which will be determined by the board of directors.

Amendment of Articles of Incorporation and Bylaws	Amendment of the articles of incorporation requires the approval by holders of at least two thirds of the outstanding shares of each class entitled to vote as a separate class on such matters.

Amendment of the bylaws requires the approval by holders of at least 80% of the voting power of the issued and outstanding shares of capital stock.	The articles of incorporation may be amended to the extent and in the manner prescribed by the laws of the State of Nevada.

The bylaws may be amended by the vote or written consent of shareholders entitled to exercise a majority of the voting power of the company. Subject to this right, the bylaws may be amended by the board of directors.

Share Warrants	As of December 31, 2005, there were warrants outstanding to purchase 1,160,672 shares of common stock, at a per share exercise price of $7.62, all of which are exercisable. The warrants expire on June 12, 2010.	There are currently no warrants outstanding.

Anti-Takeover Provisions	• Board of directors has the authority to issue undesignated preferred stock.

• Special meetings of shareholders may be called only by the chairman of the board or by the board of directors.

• Shareholders may not act by written consent in lieu of a meeting.

• The board of directors is divided into three classes, with one class being elected each year by the shareholders. Once elected, directors may be removed only by the affirmative vote of at least 80% of the outstanding common stock.	• Board of directors has the authority to issue undesignated preferred stock.

• Directors may be removed only by vote of at least2/3 (two- thirds) of the issued and outstanding voting shares of the company at a meeting of the shareholders or by unanimous written consent.

Western Alliance	Intermountain

• Amendment of the articles of incorporation requires the approval by holders of at least two-thirds of the outstanding shares of each class entitled to vote as a separate class on such matters.

• Amendment of the bylaws requires the approval by holders of at least 80% of the voting power of the issued and outstanding shares of capital stock.
MARKET PRICES AND DIVIDENDS
Market Prices
      Western Alliance common stock is listed on the NYSE under the symbol “WAL”. No established trading market exists for Intermountain common stock and, to the knowledge of Intermountain’s management, no purchases or sales of Intermountain common stock have occurred since March 1, 2006.
      The following table sets forth the high and low trading prices of shares of Western Alliance common stock as reported on the NYSE for the periods indicated since its initial public offering in June, 2005:

	Market Price ($)

For the Quarter Ended	High	Low

September 30, 2005	31.50	25.75
December 31, 2005	30.01	24.39
      On December 29, 2005, the last trading day before the execution of the merger agreement, the closing price of Western Alliance’s common stock on the New York Stock Exchange was $29.40. On March 1, 2006 the most recent practicable date before the printing of this document, the closing price of Western Alliance’s common stock on the New York Stock Exchange was $36.01.
      You are advised to obtain current market quotations for Western Alliance common stock. The market price of Western Alliance common stock will fluctuate between the date of this joint proxy statement/ prospectus and the completion of the merger. No assurance can be given concerning the market price of Western Alliance common stock.
Dividends
      Neither Western Alliance nor Intermountain paid any cash dividends in 2004 and 2005.
      Western Alliance has never paid a cash dividend on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Western Alliance presently anticipates continuing the policy of retaining earnings to fund growth for the foreseeable future.
      Western Alliance is a legal entity separate and distinct from its subsidiary banks and its other non-bank subsidiaries. As a holding company with no significant assets other than the capital stock of subsidiaries, it depends upon dividends from its subsidiaries for a substantial part of its revenue. Accordingly, the ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from its subsidiaries. The subsidiaries’ ability to pay dividends to Western Alliance is subject to, among other things, their earnings, financial condition and need for funds, as well as applicable federal and state governmental policies and regulations, which may limit the amount that may be paid as dividends without prior approval. See “Supervision and Regulation” for information regarding the ability of Western Alliance to pay cash dividends.
      Intermountain has never paid a cash dividend and does not anticipate paying any cash dividends in the foreseeable future.
WHERE YOU CAN FIND MORE INFORMATION
      Western Alliance is required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, respectively. You may read and copy any reports, statements or other information that Western Alliance files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Western Alliance can be found on the internet at http://www.westernalliance.com. You may read any reports, statements or other information that Western Alliance files with the FDIC at the FDIC’s Public Information Center (please call the FDIC at 1-800-276-6003 for information about obtaining this information). Western Alliance’s common stock is traded on the New York Stock Exchange under the trading symbol WAL.
      Western Alliance has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to Western Alliance’s common stock to be issued to Intermountain’s shareholders in the merger. As permitted by the rules and regulations of the SEC, this proxy statement/ prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC’s principal office in Washington, D.C. or the SEC’s internet site as described above. Statements contained in this proxy statement/ prospectus or in any document incorporated by reference into this proxy statement/ prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this proxy statement/ prospectus being qualified in all respects by reference to the document.
WESTERN ALLIANCE SHAREHOLDER PROPOSALS
      Any proposal which a Western Alliance shareholder wishes to have included in Western Alliance’s proxy statement and form of proxy relating to Western Alliance’s 2006 annual meeting of shareholders must be received by Western Alliance at its principal executive offices at 2700 West Sahara Avenue, Las Vegas, Nevada 89102, no later than December 29, 2005. All shareholder proposals must comply with Nevada law and will be subject to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.
INTERMOUNTAIN SHAREHOLDER PROPOSALS
      Intermountain intends to hold a 2006 annual meeting of Shareholders only if the merger agreement is terminated. Any proposal which an Intermountain shareholder wishes to have included in Intermountain’s proxy statement and form of proxy relating to Intermountain’s 2006 annual meeting of shareholders should be received by Intermountain at its principal executive offices at 777 N. Rainbow Boulevard, Las Vegas, Nevada 89107, within a reasonable time before Intermountain begins to print and mail its proxy solicitation materials for the annual meeting. If a shareholder wishes to present a matter at Intermountain’s 2006 annual meeting that is outside the process for inclusion in the proxy statement, and if the matter relates to the nomination of directors, Intermountain’s bylaws provide that notice must be given (i) not fewer than 21 calendar days nor more than 60 calendar days prior to such annual meeting date or (ii) if fewer than 21 calendar days’ notice of the meeting is given, not later than the close of business on the tenth day following the day on which notice was mailed. If a shareholder wishes to present a matter which is outside the process for inclusion in the proxy statement and is not for the nomination of directors, notice should be given to the Secretary of Intermountain not later than the close of business on the tenth day following the day on which notice was mailed. All shareholder proposals must comply with Intermountain’s bylaws and Nevada law. If the merger agreement is approved and the merger takes place, Intermountain will not have an annual meeting of shareholders in 2006 or subsequent years.
OTHER MATTERS
      We do not expect that any matters other than those described in this document will be brought before the special meeting. If any other matters are presented, however, it is the intention of the persons named in the Intermountain proxy card to vote proxies in accordance with the determination of a majority of Intermountain’s Board of Directors, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.
EXPERTS
      The consolidated financial statements of Western Alliance for the three years ending December 31, 2004 included in this proxy statement/ prospectus have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
INDEPENDENT ACCOUNTING FIRM
      A representative of McGladrey & Pullen, LLP will be present at the Intermountain special meeting. The representative will be available to respond to appropriate questions.
LEGAL MATTERS
      The validity of Western Alliance’s common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Certain federal income tax matters described herein will be passed upon by Hogan & Hartson L.L.P., New York, New York.

McGladrey & Pullen
Certified Public Accountants
Report of Independent Registered Public Accounting Firm
To the Board of Directors
Western Alliance Bancorporation
Las Vegas, Nevada
      We have audited the accompanying consolidated balance sheets of Western Alliance Bancorporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Alliance Bancorporation and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, llp

McGLADREY & PULLEN, LLP
Las Vegas, Nevada
February 11, 2005

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

	($ in thousands, except per
	share amounts)
ASSETS
Cash and due from banks	$92,282	$61,893
Federal funds sold	23,115	4,015

Cash and cash equivalents	115,397	65,908

Securities held to maturity (approximate fair value $128,984 and $131,572, respectively)	129,549	132,294
Securities available for sale	659,073	583,684
Gross loans, including net deferred loan fees	1,188,535	733,078
Less: Allowance for loan losses	(15,271)	(11,378)

Loans, net	1,173,264	721,700

Premises and equipment, net	29,364	18,038
Bank owned life insurance	26,170	24,967
Investment in Federal Home Loan Bank stock	15,097	12,628
Accrued interest receivable	8,359	6,389
Deferred tax assets, net	5,949	4,778
Goodwill	3,946	—
Other intangible assets, net of accumulated amortization of $183 and $0, respectively	1,440	673
Other assets	9,241	5,714

Total assets	$2,176,849	$1,576,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Non-interest bearing demand deposits	$749,550	$441,160
Interest bearing deposits:
Demand	103,723	61,797
Savings and money market	665,425	415,308
Time, $100 and over	219,451	160,397
Other time	17,887	15,984

	1,756,036	1,094,646
Federal Home Loan Bank advances and other borrowings
One year or less	185,494	241,261
Over one year	63,700	97,400
Junior subordinated debt	30,928	30,928
Due to broker for pending investment purchases	—	9,750
Accrued interest payable and other liabilities	7,120	5,337

Total liabilities	2,043,278	1,479,322

Commitments and Contingencies
Stockholders’ Equity
Common stock, par value $.0001; shares authorized 50,000,000; shares issued and outstanding 2004: 18,249,554; 2003:16,681,273	2	2
Additional paid-in capital	80,459	62,533
Retained earnings	58,216	38,159
Accumulated other comprehensive loss — net unrealized loss on available for sale securities	(5,106)	(3,243)

Total stockholders’ equity	133,571	97,451

Total liabilities and stockholders’ equity	$2,176,849	$1,576,773

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	($ in thousands, except per
	share amounts)
Interest income on:
Loans, including fees	$59,311	$36,792	$31,290
Securities — taxable	30,373	15,938	6,616
Securities — nontaxable	341	346	354
Dividends — taxable	537	169	63
Federal funds sold and other	293	578	794

Total interest income	90,855	53,823	39,117

Interest expense on:
Deposits	12,123	8,158	7,394
Federal Home Loan Bank advances and other borrowings, short-term	4,472	1,671	354
Federal Home Loan Bank advances and other borrowings, long-term	1,586	1,475	1,085
Junior subordinated debt	1,539	1,494	938

Total interest expense	19,720	12,798	9,771

Net interest income	71,135	41,025	29,346
Provision for loan losses	3,914	5,145	1,587

Net interest income after provision for loan losses	67,221	35,880	27,759

Other income:
Trust and investment advisory services	2,896	—	—
Service charges	2,333	1,998	1,644
Income from bank owned life insurance	1,203	967	—
Mortgage loan pre-underwriting fees	435	792	719
Investment securities gains (losses), net	19	(265)	609
Other	1,840	778	963

	8,726	4,270	3,935

Other expense:
Salaries and employee benefits	25,590	15,615	9,921
Occupancy	7,309	4,820	3,794
Customer service	1,998	752	831
Advertising, public relations and business development	1,672	989	687
Legal, professional and director fees	1,405	1,111	775
Correspondent banking service charges and wire transfer costs	1,260	512	291
Audits and exams	935	435	330
Supplies	838	619	350
Data processing	641	466	324
Telephone	578	424	191
Insurance	540	305	209
Travel and automobile	467	261	131
Organizational costs	—	604	461
Other	1,696	377	755

	44,929	27,290	19,050

Income before income taxes	31,018	12,860	12,644
Income tax expense	10,961	4,171	4,235

Net income	$20,057	$8,689	$8,409

Earnings per share:
Basic	$1.17	$0.61	$0.79

Diluted	$1.09	$0.59	$0.78

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2004, 2003 and 2002

							Accumulated
							Other
		Common Stock		Additional			Comprehensive
	Comprehensive			Paid-In	Treasury	Retained	Income
Description	Income	Shares Issued	Amount	Capital	Stock	Earnings	(Loss)	Total

	($ in thousands, except per share amounts)
Balance, December 31, 2001		3,616,929	$3,617	$10,621	$(2,372)	$24,111	$(114)	$35,863
Stock options exercised		17,798	18	75	—	—	—	93
Effect of three-for-one stock split		7,269,454	—	—	—	—	—	—
Effect of change in par value		—	(3,634)	3,634	—	—	—	—
Issuance of 3,004,098 shares of common stock at $7.03 per share and 1,502,049 stock warrants at $.59 per warrant, net of offering costs of $636		3,004,098	—	21,363	—	—	—	21,363
Comprehensive income
Net income	$8,409	—	—	—	—	8,409	—	8,409
Other comprehensive income
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $1,090	2,116
Less: reclassification adjustment for gains included in net income, net of taxes of $207	(402)

Net unrealized holding gains	1,714	—	—	—	—	—	1,714	1,714

	$10,123

Balance, December 31, 2002		13,908,279	1	35,693	(2,372)	32,520	1,600	67,442
Stock options exercised, including tax benefit of $256		108,042	—	434	—	—	—	434
Issuance of 711,310 shares of common stock $7.03 per share, net of offering costs of $116		711,310	—	4,884	—	—	—	4,884
Issuance of 2,297,560 shares of common stock at $9 per share, net of offering costs of $55		2,297,560	1	20,622	—	—	—	20,623
Issuance of 100,000 shares of common stock at $9 per share in connection with merger		100,000	—	900	—	—	—	900
Treasury stock purchased at $9 per share (75,338 shares)		—	—	—	(678)	—	—	(678)
Retirement of treasury stock		(443,918)	—	—	3,050	(3,050)	—	—
Comprehensive income:
Net income	$8,689	—	—	—	—	8,689	—	8,689
Other comprehensive income
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $2,602	(5,018)
Less reclassification adjustment for losses included in net income, net of taxes of $90	175

Net unrealized holding losses	(4,843)	—	—	—	—	—	(4,843)	(4,843)

	$3,846

Balance, December 31, 2003		16,681,273	2	62,533	—	38,159	(3,243)	97,451
Stock options exercised		97,800	—	415	—	—	—	415
Stock warrants exercised		20,481	—	156	—	—	—	156
Issuance of 1,250,000 shares of common stock at $12 per share, net of offering costs of $45		1,250,000	—	14,955	—	—	—	14,955
Issuance of 200,000 shares of common stock at $12 per share, in connection with merger		200,000	—	2,400	—	—	—	2,400
Comprehensive income:
Net income	$20,057	—	—	—	—	20,057	—	20,057
Other comprehensive income
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $1,096	(1,850)
Less reclassification adjustment for gains included in net income, net of taxes of $6	(13)

Net unrealized holding losses	(1,863)	—	—	—	—	—	(1,863)	(1,863)

	$18,194

Balance, December 31, 2004		18,249,554	$2	$80,459	$—	$58,216	$(5,106)	$133,571

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	($ in thousands)
Cash Flows from Operating Activities:
Net income	$20,057	$8,689	$8,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,629	1,804	1,651
Net amortization of securities premiums	3,698	2,937	1,310
Tax benefit from exercise of stock options	—	256	—
Stock dividends received, FHLB stock	(536)	(167)	(63)
Provision for loan losses	3,914	5,145	1,587
Deferred taxes	(69)	(1,470)	(223)
(Increase) in accrued interest receivable	(1,970)	(2,811)	(1,316)
(Increase) in bank-owned life insurance	(1,203)	(967)	—
(Increase) in other assets	(844)	(2,732)	(1,234)
Increase in accrued interest payable and other liabilities	1,627	1,686	528
Other, net	(29)	326	(637)

Net cash provided by operating activities	27,274	12,696	10,012

Cash Flows from Investing Activities:
Purchases of securities held to maturity	(32,706)	(121,192)	(4,044)
Proceeds from maturities of securities held to maturity	35,241	11,416	4,492
Purchases of securities available for sale	(441,986)	(506,246)	(249,777)
Proceeds from maturities of securities available for sale	305,908	102,051	28,714
Proceeds from the sale of securities available for sale	41,775	30,051	69,117
Net cash (paid) received in settlement of acquisition	(2,177)	246	—
Purchase of Federal Home Loan Bank stock	(1,933)	(10,908)	(737)
Net increase in loans made to customers	(455,457)	(268,828)	(57,997)
Purchase of premises and equipment	(13,899)	(7,071)	(1,605)
Purchase of bank-owned life insurance	—	(24,000)	—

Net cash used in investing activities	(565,234)	(794,481)	(211,837)

Cash Flows from Financing Activities:
Net increase in deposits	661,390	374,342	170,950
Proceeds from issuance of junior subordinated debt	—	—	15,000
Net (repayments) proceeds from borrowings	(89,467)	288,661	50,000
Proceeds from exercise of stock options and stock warrants	571	178	93
Proceeds from stock issuance	14,955	25,507	21,364
Repurchase of treasury stock	—	(678)	—

Net cash provided by financing activities	587,449	688,010	257,407

Increase (decrease) in cash and cash equivalents	49,489	(93,775)	55,582
Cash and Cash Equivalents, beginning of year	65,908	159,683	104,101

Cash and Cash Equivalents, end of year	$115,397	$65,908	$159,683

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$19,601	$11,675	$9,391
Cash payments for income taxes	$10,129	$4,855	$4,416
Supplemental Disclosure of Noncash Investing and Financing Activities
Stock issued in connection with acquisitions (Note 2)	$2,400	$900	$—
Securities transferred from available for sale to held to maturity	$—	$16,862	$—
Purchase of available for sale securities pending settlement	$—	$9,750	$—
Retirement of treasury stock	$—	$3,050	$—
See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business
      Western Alliance Bancorporation is a bank holding company providing a full range of banking services to commercial and consumer customers through its wholly owned subsidiaries BankWest of Nevada, operating primarily in Nevada, Alliance Bank of Arizona, operating primarily in Arizona, Torrey Pines Bank, operating primarily in Southern California, Miller/ Russell & Associates, Inc., operating in Nevada, Arizona and Southern California, and Premier Trust, Inc., operating in Nevada and Arizona. These entities are collectively referred to herein as the Company. Alliance Bank of Arizona and Torrey Pines Bank began operations during the year ended December 31, 2003. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practices.
      A summary of the significant accounting policies of the Company follows:

Use of estimates in the preparation of financial statements
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank (collectively referred to herein as the Banks), Miller/ Russell & Associates, Inc., and Premier Trust, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. As of January 1, 2004, the Company has deconsolidated its 100% ownership interest in the following trusts: BankWest Nevada Capital Trust I and BankWest Nevada Capital Trust II. These trusts have been de-consolidated as of December 31, 2003 as reflected in these statements for comparative purposes. There was no impact on previously reported stockholders’ equity or net income as a result of this de-consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities.

Cash and cash equivalents
      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Company and deposits are reported net.
      The Company maintains amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities
      Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at amortized cost. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Securities classified as available for sale are equity securities and those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are reported at fair value with unrealized gains or losses reported as other comprehensive income (loss), net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.
      Purchase premiums and discounts are generally recognized in interest income using the interest method over the term of the securities. For mortgage-backed securities, estimates of prepayments are considered in the constant yield calculations.
      Declines in the fair value of individual securities classified as available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the result in write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans
      Loans are stated at the amount of unpaid principal, reduced by unearned net loan fees and allowance for loan losses.
      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.
      The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, peer bank information, and current economic conditions that may affect the borrower’s ability to pay. Due to the credit concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada, Arizona and Southern California. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation (FDIC) and state banking regulatory agencies, as an integral part of their examination processes, periodically review the Banks’ allowance for loan losses, and may require the Banks to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
      The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan, pursuant to FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative and environmental factors, pursuant to FASB Statement No. 5 (FASB 5), Accounting for Contingencies.
      A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Interest and fees on loans
      Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.
      The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days delinquent.
      All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan’s yield. The Company is generally amortizing these amounts over the contractual life of the loan. Commitment fees, based upon a percentage of a customer’s unused line of credit, and fees related to standby letters of credit are recognized over the commitment period.
      As a service for customers, the Company has entered into agreements with unaffiliated mortgage companies to complete applications, loan documents and perform pre-underwriting activities for certain residential mortgages. The mortgage loan pre-underwriting fees from these agreements are recognized as income when earned.

Transfers of financial assets
      Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank owned life insurance
      Bank owned life insurance is stated at its cash surrender value. The face amount of the underlying policies is $69,777 as of December 31, 2004. There are no loans offset against cash surrender values, and there are no restrictions as to the use of proceeds.

Federal Home Loan Bank stock
      The Company’s banks, as members of the Federal Home Loan Bank (FHLB) system, are required to maintain an investment in capital stock of the FHLB in an amount equal to 5% of its advances from the

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
FHLB. These investments are recorded at cost since no ready market exists for them, and they have no quoted market value.

Premises and equipment
      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Improvements to leased property are amortized over the lesser of the term of the lease or life of the improvements. Depreciation and amortization is computed using the following estimated lives:

Years

Bank premises	31
Equipment and furniture	5-10
Leasehold improvements	6-10

Organization and start-up costs
      Organization and start-up costs were charged to operations as they were incurred pursuant to Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Organization and start-up costs charged to operations during the years ended December 31, 2003 and 2002 were approximately $604 and $461, respectively. There were no organization and start-up costs charged to operations during the year ended December 31, 2004.

Other intangible assets
      Intangible assets consist of investment advisory and trust customer relationships, respectively, and are amortized over 6 and 10 years, respectively.

Goodwill
      Goodwill is reviewed periodically by management for impairment. No impairment charge was deemed necessary based on management’s impairment analysis in 2004.

Income taxes
      Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Stock compensation plans
      At December 31, 2004, the Company has three stock-based compensation plans, which are described more fully in Note 12. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	2004	2003	2002

Net income:
As reported	$20,057	$8,689	$8,409
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(696)	(440)	(87)
Related tax benefit for nonqualified stock options	33	9	—

Pro forma	$19,394	$8,258	$8,322

Earnings per share:
Basic — as reported	$1.17	$0.61	$0.79
Basic — pro forma	1.13	0.58	0.78
Diluted — as reported	1.09	0.59	0.78
Diluted — pro forma	1.05	0.56	0.77
      The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum value method for stock options granted in 2004, 2003 and 2002 with the following assumptions:

	2004	2003	2002

Expected life in years	7	7	7
Risk-free interest rate	3.93%	3.58%	3.78%
Dividends rate	None	None	None
Fair value per optional share	$2.84	$1.96	$1.61

Off-balance sheet instruments
      In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Trust assets and investment advisory assets under management
      Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Company is not included in the consolidated balance sheet because they are not assets of the Company. Trust and investment advisory service income is recorded on an accrual basis. At December 31, 2004, Premier Trust had $80,338 in assets under management and $187,486 in total trust assets. At December 31, 2004, Miller/ Russell & Associates had $829,740 in assets under management.

Fair values of financial instruments
      FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.
      Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
Company could have realized in a sales transaction at December 31, 2004 or 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of their year end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.
      The information in Note 16 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets.
      Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.
      The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and due from banks and federal funds sold approximate their fair value.

Securities

Fair values for securities are based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Federal Home Loan Bank stock

The Company’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) system and maintain an investment in capital stock of the FHLB. No ready market exists for the FHLB stock and it has no quoted market value.

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. Variable rate loans comprised approximately 58% and 54% of the loan portfolio at December 31, 2004 and 2003, respectively. Fair value for all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate their fair value.

Deposit liabilities

The fair value disclosed for demand and savings deposits is by definition equal to the amount payable on demand at their reporting date (that is, their carrying amount). The carrying amount for variable-rate deposit accounts approximates their fair value. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

certificates to a schedule of aggregated expected monthly maturities on these deposits. Substantially all of the Company’s certificates of deposit at December 31, 2004 and 2003 mature in less than one year. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

Federal Home Loan Bank and other borrowings

The fair values of the Company’s borrowings are estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debt

The carrying amounts reported in the consolidated balance sheets for junior subordinated debt instruments approximate their fair value due to the variable nature of these instruments.

Off-balance sheet instruments

Fair values for the Company’s off-balance sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Earnings per share
      Diluted earnings per share is based on the weighted average outstanding common shares during each year, including common stock equivalents. Basic earnings per share is based on the weighted average outstanding common shares during the year.
      Basic and diluted earnings per share, based on the weighted average outstanding shares, are summarized as follows:

	2004	2003	2002

Basic:
Net income applicable to common stock	$20,057	$8,689	$8,409
Average common shares outstanding	17,189,687	14,313,611	10,677,736

Earnings per share	$1.17	$0.61	$0.79

Diluted:
Net income applicable to common stock	$20,057	$8,689	$8,409

Average common shares outstanding	17,189,687	14,313,611	10,677,736
Stock option adjustment	694,801	254,021	37,712
Stock warrant adjustment	520,632	45,541	—

Average common shares outstanding	18,405,120	14,613,173	10,715,448

Earnings per share	$1.09	$0.59	$0.78

      1,502,049 stock warrants are not included in the above calculations in the fourth quarter of 2002 and the first, second and third quarters of 2003 as the effect would have been anti-dilutive.

Reclassifications
      Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2003 and 2002 have been reclassified to conform with the current presentation. The reclassifications have no effect on net income or stockholders’ equity as previously reported.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Recent accounting pronouncements
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123(R)). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement will be effective for the Company at the beginning of the first quarter of 2006. As of the effective date, the Company will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.
      The impact of this Statement on the Company in 2006 and beyond will depend on various factors; among them being our future compensation strategy. The pro forma compensation costs (in the stock compensation plans table above) have been calculated using a minimum value method and may not be indicative of amounts which shall be expensed in future periods.
      On September 30, 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

Note 2.	Mergers and Acquisition Activity
      On May 17, 2004, the Company acquired all of the outstanding stock of Miller/ Russell & Associates, Inc., in exchange for 200,000 shares of the Company’s stock, valued at $2,400, and $2,300 in cash plus direct expenses. The value of the common stock was consistent with a subsequent common stock offering. Goodwill recorded as a result of the acquisition totaled $3,946. Miller/ Russell provides investment advisory services to clients primarily in Arizona, Southern Nevada and Southern California.
      On December 30, 2003, the Company acquired all of the outstanding stock of Premier Trust, Inc. (formerly Premier Trust of Nevada, Inc.) in exchange for 100,000 shares of the Company’s stock, valued at $900, and $100, in cash plus direct expenses. The value of the common stock was based on a recent common stock offering. $673 in customer relationship intangible assets was recorded as a result of the acquisition. Premier Trust, Inc. provides a full range of trust services to clients primarily in Southern Nevada and Arizona.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the dates of acquisition:

	Miller/Russell	Premier Trust

Cash	$230	$363
Furniture and equipment	67	18
Customer relationship intangible asset	950	673
Goodwill	3,946	—
Other assets	463	103

Total assets acquired	5,656	1,157

Other liabilities assumed	849	140

Net assets acquired	$4,807	$1,017

      Of the $3,946 of goodwill, $1,931 is expected to be deductible for tax purposes.
      The mergers were effected to allow the Company to provide its customers with a wider array of financial services. The results of operations of each acquired entity are included in the accompanying statements of operations since the respective acquisition date.

Note 3.	Restrictions on Cash and Due from Banks
      The Company is required to maintain balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was approximately $15,555 and $4,068 as of December 31, 2004 and 2003, respectively.

Note 4.	Securities
      Carrying amounts and fair values of investment securities at December 31 are summarized as follows:

	2004

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Securities held to maturity
U.S. Treasury securities	$3,501	$—	$(26)	$3,475
Small Business Administration loan pools	625	—	(8)	617
Municipal obligations	7,290	464	—	7,754
Mortgage-backed securities	118,133	3	(998)	117,138

	$129,549	$467	$(1,032)	$128,984

Securities available for sale
U.S. Government-sponsored agencies	$118,798	$7	$(457)	$118,348
Mortgage-backed securities	537,382	631	(8,046)	529,967
Other	10,781	—	(23)	10,758

	$666,961	$638	$(8,526)	$659,073

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

	2003

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Securities held to maturity
U.S. Treasury securities	$3,014	$5	$—	$3,019
Small Business Administration loan pools	1,142	4	(4)	1,142
Municipal obligations	7,563	212	—	7,775
Mortgage-backed securities	120,575	300	(1,239)	119,636

	$132,294	$521	$(1,243)	$131,572

Securities available for sale
U.S. Government-sponsored agencies	$112,223	$314	$—	$112,537
Mortgage-backed securities	466,063	793	(5,985)	460,871
Other	10,329	—	(53)	10,276

	$588,615	$1,107	$(6,038)	$583,684

      Securities with carrying amounts of approximately $465,389 and $410,838 at December 31, 2004 and 2003, respectively, were pledged for various purposes as required or permitted by law.
      Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve
	Months		Over Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

Securities held to maturity
U.S. Treasury securities	$26	$3,475	$—	$—
Small Business Administration loan pools	4	305	4	312
Mortgage-backed securities	795	84,144	203	26,050

	$825	$87,924	$207	$26,362

	Less Than Twelve
	Months		Over Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

Securities available for sale
U.S. Government-sponsored agencies	$457	$105,589	$—	$—
Mortgage-backed securities	4,641	359,352	3,405	99,699
Other	23	10,758	—	—

	$5,121	$475,699	$3,405	$99,699

      As of December 31, 2003, no investments had material continuous losses existing greater than twelve months.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
      At December 31, 2004, 94 debt securities have unrealized losses with aggregate depreciation of approximately 1.4% from the Company’s amortized cost basis. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysis reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.
      The amortized cost and fair value of securities as of December 31, 2004 by contractual maturities are shown below. The actual maturities of the mortgage-backed securities and Small Business Administration loan pools may differ from their contractual maturities because the loans underlying the securities may be repaid without any penalties. Therefore, these securities are listed separately in the maturity summary. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Securities held to maturity
Due in one year or less	$1,000	$999
Due after one year through five years	2,601	2,579
Due after five years through ten years	680	727
Due after ten years	6,510	6,924
Small Business Administration loan pools	625	617
Mortgage-backed securities	118,133	117,138

	$129,549	$128,984

Securities available for sale
Due in one year or less	$—	$—
Due after one year through five years	66,800	66,489
Due after five years through ten years	24,289	24,191
Due after ten years	27,709	27,668
Mortgage-backed securities	537,382	529,967
Other	10,781	10,758

	$666,961	$659,073

      Gross gains and losses from investment securities of $177 and $158 in 2004, $0 and $265 in 2003, and $682 and $73 in 2002, respectively, were recognized on the sale of securities.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 5.	Loans
      The components of the Company’s loan portfolio as of December 31 are as follows:

	2004	2003

Construction and land development, including raw commercial land of approximately $77,252 for 2004 and $42,872 for 2003	$323,176	$195,182
Commercial real estate	491,949	324,702
Residential real estate	116,360	42,773
Commercial and industrial	241,292	159,889
Consumer	17,682	11,802
Less: net deferred loan fees	(1,924)	(1,270)

	1,188,535	733,078
Less:
Allowance for loan losses	(15,271)	(11,378)

	$1,173,264	$721,700

      Information about impaired and nonaccrual loans as of and for the years ended December 31 is as follows:

	2004	2003

Total impaired loans, all with an allowance for loan losses	$1,718	$333

Related allowance for loan losses on impaired loans	$498	$130

Total non accrual loans	$1,591	$210

Loans past due 90 days or more and still accruing	$2	$65

	2004	2003	2002

Average balance during the year on impaired loans	$1,553	$434	$3,289

Interest income recognized on impaired loans	$61	$6	$158

      The Company is not committed to lend significant additional funds on these impaired loans.
      Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2004	2003	2002

Balance, beginning	$11,378	$6,449	$6,563
Provision charged to operating expense	3,914	5,145	1,587
Recoveries of amounts charged off	157	420	471
Less amounts charged off	(178)	(1,373)	(1,322)
Reclassification (to) from other liabilities	—	737	(850)

Balance, ending	$15,271	$11,378	$6,449

      In accordance with regulatory reporting requirements and American Institute of Certified Public Accountants’ Statement of Position 01-06, Accounting by Certain Entities that Lend to or Finance the Activities of Others, the Company has reclassified the portion of its allowance for loan losses that relates to off-

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
balance sheet risk during the year ended December 31, 2002. During the year ended December 31, 2003, management reevaluated its methodology for calculating this amount and reclassified an amount from other liabilities to the allowance for loan losses. The liability amount was approximately $307 and $68 as of December 31, 2004 and 2003, respectively.

Note 6.	Premises and Equipment
      The major classes of premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

	2004	2003

Land	$13,355	$7,795
Bank premises	6,246	4,092
Equipment and furniture	15,120	10,937
Leasehold improvements	4,306	2,305

	39,027	25,129
Less accumulated depreciation and amortization	(9,663)	(7,091)

Net premises and equipment	$29,364	$18,038

Note 7.	Income Tax Matters
      The cumulative tax effects of the primary temporary differences as of December 31 are shown in the following table:

	2004	2003

Deferred tax assets:
Allowance for loan losses	$5,500	$3,600
Unrealized loss on available for sale securities	2,800	1,700
Organizational costs	200	300
Accrual to cash adjustment	200	—
Deferred compensation	100	100
Other	31	536

Total deferred tax assets	8,831	6,236

Deferred tax liabilities:
Deferred loan costs	(800)	(700)
Premises and equipment	(1,700)	(700)
Federal Home Loan Bank dividend	(300)	—
Other	(82)	(58)

Total deferred tax liabilities	(2,882)	(1,458)

Net deferred tax asset	$5,949	$4,778

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      As of December 31, 2004 and 2003, no valuation allowance was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years or future operations. The provision for income taxes charged to operations consists of the following for the years ended December 31:

	2004	2003	2002

Current	$11,030	$5,641	$4,458
Deferred	(69)	(1,470)	(223)

Total provision for income taxes	$10,961	$4,171	$4,235

      The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2004	2003	2002

Computed “expected” tax expense	$10,856	$4,501	$4,425
Increase (decrease) resulting from:
State income taxes, net of federal benefits	580	145	—
Bank-owned life insurance	(420)	(338)	—
Tax-exempt income	(116)	(116)	(124)
Nondeductible expenses	100	59	39
Other	(39)	(80)	(105)

	$10,961	$4,171	$4,235

Note 8.	Deposits
      At December 31, 2004, the scheduled maturities of all time deposits are as follows:

2005	$227,854
2006	8,410
2007	1,048
2008	26

$237,338

      As of December 31, 2004 and 2003, approximately $255,415 and $124,682, respectively, of the Company’s non-interest bearing demand deposits consisted of demand accounts maintained by title insurance companies. The Company provides an analysis earnings credit for certain title company depositors, which credit is calculated by applying a variable crediting rate to such customers’ average monthly deposit balances, less any internal charges incurred, which are comprised of common deposit service charges. We then purchase external services on behalf of these customers based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The expense of these external services totaled $701, $95 and $325 for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in customer service expense in the accompanying statements of income.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 9.	Borrowed Funds
      The Company has a line of credit available from the Federal Home Loan Bank (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of securities, at the time of the borrowing. The Company also has borrowings from other sources pledged by securities. A summary of the Company’s borrowings as of December 31, 2004 and 2003 follows:

	2004	2003

Short Term
FHLB Advances (weighted average rate is 2004: 2.21% 2003: 1.26%)	$151,900	$163,211
Securities sold under agreement to repurchase (weighted average rate is 2004: 2.32% 2003: 1.41%)	33,594	78,050

Due in one year or less	$185,494	$241,261

Long Term
FHLB Advances (weighted average rate is 2004: 2.63% 2003: 2.70%)	$63,700	$89,400
Securities sold under agreement to repurchase (weighted average rate is 2003: 4.17%)	—	8,000

Due in over one year	$63,700	$97,400

      FHLB advances and other borrowings mature as of December 31, 2004 as follows:

Year ending December 31:
2005	$185,494
2006	34,400
2007	29,300

$249,194

      Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.
      The Company’s banks have entered into agreements under which they can borrow up to $45,000 on an unsecured basis. The lending institutions will determine the interest rate charged on borrowings at the time of the borrowing. The Company has also entered into an agreement under which it can borrow up to $10,000. The line of credit is secured by BankWest of Nevada stock and carries an interest rate at the federal funds borrowing rate plus 1.50%. There were no borrowings against these lines of credit at December 31, 2004 or 2003.

Note 10.	Junior Subordinated Debt
      In December 2002, BankWest Nevada Capital Trust II was formed and issued floating rate Cumulative Trust Preferred Securities, which are classified as junior subordinated debt in the accompanying balance sheet in the amount of $15,464. The rate is based on the three month London Interbank Offered Rate (LIBOR) plus 3.35%. Three month LIBOR was 2.49% at December 31, 2004. The funds raised from the capital trust’s issuance of these securities were all passed to the Company. The sole asset of the BankWest Nevada Capital Trust II is a note receivable from the Company. These securities require quarterly interest payments and mature in 2033. These securities may be redeemable at par beginning in 2008.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      In July 2001, BankWest Nevada Capital Trust I was formed and issued floating rate Cumulative Trust Preferred Securities, which are classified as junior subordinated debt in the accompanying balance sheet in the amount of $15,464. The rate is based on the six month LIBOR plus 3.75%. Six month LIBOR was 2.78% at December 31, 2004. The funds raised from the capital trust’s issuance of these securities were all passed to the Company. The sole asset of the BankWest Nevada Capital Trust I is a note receivable from the Company. These securities require semiannual interest payments and mature in 2031. These securities may be redeemed in years 2006 through 2011 at a premium as outlined in the Indenture Agreement.
      In the event of certain changes or amendments to regulatory requirements or federal tax rules, the preferred securities are redeemable. The Trusts are 100% owned finance subsidiaries of the Company and the Trusts’ obligations under the preferred securities are fully and unconditionally guaranteed by the Company.

Note 11.	Commitments and Contingencies

Contingencies
      In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance sheet risk
      The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.
      The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the contract amount of the Company’s exposure to off-balance sheet risk as of December 31 is as follows:

	2004	2003

Commitments to extend credit, including unsecured loan commitments of $81,606 in 2004 and $66,940 in 2003	$423,767	$262,595
Credit card guarantees	5,421	5,553
Standby letters of credit, including unsecured letters of credit of $1,264 in 2004 and $448 in 2003	5,978	3,919

	$435,166	$272,067

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The Company guarantees certain customer credit card balances held by an unrelated third party. These unsecured guarantees act to streamline the credit underwriting process and are issued as a service to certain customers who wish to obtain a credit card from the third party vendor. The Company recognizes nominal fees from these arrangements and views them strictly as a means of maintaining good customer relationships. The guarantee is offered to those customers who, based solely upon management’s evaluation, maintain a relationship with the Company that justifies the inherent risk. All such guarantees exist for the life of each respective credit card relationship. The Company would be required to perform under the guarantee upon a customer’s default on the credit card relationship with the third party. Historical losses under this program have been nominal. Upon entering into a credit card guarantee, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Thereafter, the related liability is evaluated pursuant to FASB 5. The total credit card balances outstanding at December 31, 2004 and 2003 were $1,109 and $1,556, respectively.
      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FIN 45. Thereafter, the related liability is evaluated pursuant to FASB 5.
      The total liability for financial instruments with off-balance sheet risk as of December 31, 2004 and 2003 was $307 and $68, respectively.
     Lease Commitments
      The Company leases certain premises and equipment under noncancelable operating leases expiring through 2013. The following is a schedule of future minimum rental payments under these leases at December 31, 2004:

Year ending December 31:
2005	$3,545
2006	3,560
2007	3,520
2008	1,318
2009	1,209
Thereafter	5,340

$18,492

      Rent expense of $3,174, $2,017 and $1,438 is included in occupancy expenses for the years ended December 31, 2004, 2003 and 2002, respectively.
     Concentrations
      The Company grants commercial, construction, real estate and consumer loans to customers through branch offices located in the Company’s primary markets. The Company’s business is concentrated in these areas and the loan portfolio includes significant credit exposure to the commercial real estate industry of these areas. As of December 31, 2004 and 2003, real estate related loans accounted for approximately 78% and 77%

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
of total loans, respectively. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Approximately one-half of these real estate loans are owner occupied. In addition, approximately 7% and 5% of total loans are unsecured as of December 31, 2004 and 2003, respectively.
      The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.
Note 12.                           Stock Options, Stock Warrants and Stock Appreciation Rights

Stock Options
      The Company has adopted three Stock Option Plans, the 2002 Stock Option Plan, the 1997 Incentive Stock Option Plan, and the 1997 Nonqualified Stock Option Plan, as amended, (the “Plans”). Under these Plans, options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The 2002 Plan allows for the granting of 1,350,000 incentive or non-qualifying stock options as those terms are defined in the Internal Revenue Code, with an additional 500,000 ratified by the stockholders during the year ended December 31, 2004. The 1997 Plans allow for the granting of 765,000 incentive and 756,000 nonqualifying stock options. The Plans provide for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than 10 years and an option price not less than the fair market value on the date of grant.
      A summary of stock option activity during the years ended December 31 follows:

	2004	2003	2002

Outstanding options, beginning of year	1,680,308	1,359,850	534,744
Granted	439,500	442,000	887,500
Exercised	(97,800)	(108,042)	(53,394)
Forfeited	(36,000)	(13,500)	(9,000)

Outstanding options, end of year	1,986,008	1,680,308	1,359,850

Options exercisable, end of year	642,908	450,208	370,450
Available to grant, end of year	354,600	258,100	686,600
Weighted-average exercise price:
Outstanding options, beginning of year	$6.70	$5.87	$3.08
Options granted, during the year	$12.17	$7.85	$7.03
Options exercised, during the year	$4.24	$1.64	$1.74
Options outstanding, end of year	$7.96	$6.70	$5.87
Options forfeited, during the year	$3.79	$7.03	$1.39
Options exercisable, end of year	$6.04	$4.90	$2.90
Weighted-average expiration (in years)	8.03	8.43	8.68

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      A further summary of stock options outstanding at December 31, 2004 is as follows:

Outstanding Options

		Weighted Average	Exercisable Options
		Remaining Contractual
Exercise Price	Number of Shares	Life (Years)	Number of Shares

$ 1.39	97,050	2.85	97,050
$ 3.79	22,500	5.25	22,500
$ 6.33	137,458	6.74	121,158
$ 7.03	1,100,500	7.98	369,200
$ 9.00	189,000	8.81	33,000
$12.00	392,000	9.48	—
$13.20	37,500	9.83	—
$15.00	10,000	9.98	—
      During 2004, the Company granted 439,500 incentive and nonqualifying stock options. All of these options vest over five years at 20% upon each anniversary date of the grant. These options expire ten years from the date of grant, and their weighted average exercise price is $12.17.
      During 2003, the Company granted 442,000 incentive and nonqualifying stock options. All of these options vest over five years at 20% upon each anniversary date of the grant. These options expire ten years from the date of grant, and their weighted average exercise price is $7.85.
      During 2002, the Company granted 887,500 incentive and nonqualifying stock options. All of these options vest over five years at 20% upon each anniversary date of the grant. These options expire ten years from date of grant, and their exercise price is $7.03.
     Stock Appreciation Rights
      On February 14, 2000, the Company’s Board of Directors approved the 2000 Stock Appreciation Rights Plan (“SAR Plan”). The SAR Plan authorized 150,000 rights to be granted to certain directors, officers and key employees at the discretion of the Board of Directors. Each right gives the grantee the right to receive cash payment from the Company equal to the excess of (a) the exercise price of the SAR over, (b) grant price of the SAR. Grantees may exercise their rights at any time between the time a right vests and five years following the date of grant. Rights granted under the SAR Plan vest in annual installments of 25% beginning one year following the vesting commencement date. Pursuant to the plan, prior to an initial public offering, the exercise price is equal to the book value. As such, changes in the book value of the Company’s common stock are reflected as a charge to compensation expense for each period in which the rights are outstanding pursuant to FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. In 2003, the Board of Directors approved an amendment to the plan that effectively tripled the number of rights granted to each participating employee. The expense recorded in 2004, 2003 and 2002 was approximately $93, $568 and $88 respectively. The balance included in other liabilities was approximately $0 and $724 at December 31, 2004 and 2003, respectively. All outstanding rights were exercised in 2004 and total payments to the participants in 2004 was approximately $820.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Information concerning stock appreciation rights for the year ended December 31 is as follows:

	2004	2003	2002

Rights outstanding, beginning of year	216,000	72,000	72,000
Granted	—	—	—
Forfeited	—	—	—
Exercised	(216,000)	—	—
Shares granted through amendment of plan	—	144,000	—

Rights outstanding, end of year	—	216,000	72,000

Rights exercisable, end of year	—	216,000	54,000
Available to grant, end of year	234,000	234,000	78,000
      All stock options and stock appreciation rights information has been retroactively adjusted for the three for one stock split effected in 2002.
     Stock Warrants
      In 2002, in connection with a common stock offering the Company entered into a warrant purchase agreement in which the Company authorized the sale and issuance of 1,502,049 stock warrants. The warrants are exercisable at $7.62 and expire in 2010. During the year ended December 31, 2004, 20,481 warrants were exercised. 1,481,568 warrants are outstanding as of December 31, 2004.

Note 13.	Regulatory Capital
      The Company and the Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve qualitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Banks meet all capital adequacy requirements to which they are subject.
      As of December 31, 2004, the most recent notification from federal banking agencies categorized the Company, BankWest of Nevada, Alliance Bank of Arizona and Torrey Pines Bank as well-capitalized as defined by the banking agencies. To be categorized as well-capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The actual capital amounts and ratios for the Banks and Company as of December 31 are presented in the following table:

			For Capital
			Adequacy		To Be
	Actual		Purposes		Well Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004:
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$105,544	10.4%	$80,968	8.0%	$101,210	10.0%
Alliance Bank of Arizona	35,258	12.6%	22,428	8.0%	28,035	10.0%
Torrey Pines Bank	28,809	14.4%	16,013	8.0%	20,016	10.0%
Company	178,784	12.0%	119,632	8.0%	149,540	10.0%
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	95,449	9.4%	40,484	4.0%	60,726	6.0%
Alliance Bank of Arizona	31,810	11.3%	11,214	4.0%	16,821	6.0%
Torrey Pines Bank	26,774	13.4%	8,006	4.0%	12,010	6.0%
Company	163,205	10.9%	59,816	4.0%	89,724	6.0%
Tier I Capital (to Average Assets)
BankWest of Nevada	95,449	6.1%	62,970	4.0%	78,713	5.0%
Alliance Bank of Arizona	31,810	10.3%	12,394	4.0%	15,492	5.0%
Torrey Pines Bank	26,774	10.9%	9,830	4.0%	12,288	5.0%
Company	163,205	7.7%	85,321	4.0%	106,651	5.0%
As of December 31, 2003:
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$79,604	10.7%	$59,686	8.0%	$74,607	10.0%
Alliance Bank of Arizona	19,529	14.2%	10,987	8.0%	13,734	10.0%
Torrey Pines Bank	19,877	20.2%	7,859	8.0%	9,823	10.0%
Company	141,321	14.4%	78,379	8.0%	97,974	10.0%
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	71,107	9.5%	29,843	4.0%	44,764	6.0%
Alliance Bank of Arizona	17,814	13.0%	5,494	4.0%	8,241	6.0%
Torrey Pines Bank	18,755	19.1%	3,929	4.0%	5,894	6.0%
Company	129,875	13.3%	39,190	4.0%	58,785	6.0%
Tier I Capital (to Average Assets)
BankWest of Nevada	71,107	6.1%	46,510	4.0%	58,137	5.0%
Alliance Bank of Arizona	17,814	10.6%	6,696	4.0%	8,371	5.0%
Torrey Pines Bank	18,755	14.3%	5,234	4.0%	6,542	5.0%
Company	129,875	8.9%	58,457	4.0%	73,027	5.0%
      Additionally, State of Nevada banking regulations restrict distribution of the net assets of BankWest of Nevada (BankWest) because such regulations require the sum of BankWest’s stockholders’ equity and reserve for loan losses to be at least 6% of the average of BankWest’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $74,283 and $55,215 of BankWest’s stockholders’ equity was restricted at December 31, 2004 and 2003, respectively.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Alliance Bank of Arizona and Torrey Pines Bank have agreed to maintain a total Tier 1 capital to total assets ratio of at least 8% for their first three years of existence.
      The States of Nevada and Arizona require that trust companies maintain capital of at least $300 and $500, respectively. Premier Trust meets these capital requirements as of December 31, 2004 and 2003.

Note 14.	Employee Benefit Plan
      The Company has a qualified 401(k) employee benefit plan for all eligible employees. Participants are able to defer between 1% and 15% (up to a maximum of $13,000 for those under 50 years of age) of their annual compensation. The Company may elect to contribute a discretionary amount each year. The Company’s total contribution was $385, $230 and $180 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 15.	Transactions with Related Parties
      Principal stockholders of the Company and officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with unrelated parties.

Loan transactions
      The aggregate activity in such loans for the years ended December 31 was as follows:

	2004	2003

Balance, beginning	$18,222	$8,500
New loans	44,380	21,351
Repayments	(35,515)	(11,629)

Balance, ending	$27,087	$18,222

      None of these loans are past due, on nonaccrual or have been restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2004 or 2003.
      Total loan commitments outstanding with related parties total approximately $35,418 and $9,880 at December 31, 2004 and 2003, respectively.

Other transactions
      In 2003, the Company purchased land from a related party in the amount of $1,165. In the fourth quarter of 2004, the Company began leasing office space to a related party. Total rent income recognized under this lease was $26.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 16.	Fair Value of Financial Instruments
      The estimated fair value of the Company’s financial instruments at December 31 is as follows:

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and due from banks	$92,282	$92,282	$61,893	$61,893
Federal funds sold	23,115	23,115	4,015	4,015
Securities held to maturity	129,549	128,984	132,294	131,572
Securities available for sale	659,073	659,073	583,684	583,684
Federal Home Loan Bank stock	15,097	15,097	12,628	12,628
Loans, net	1,173,264	1,170,202	721,700	723,572
Accrued interest receivable	8,359	8,359	6,389	6,389
Financial liabilities:
Deposits	1,756,036	1,756,297	1,094,646	1,095,036
Accrued interest payable	2,439	2,439	2,320	2,320
Other borrowed funds	249,194	248,048	338,661	339,462
Junior subordinated debt	30,928	30,928	30,928	30,928

Interest rate risk
      The Company assumes interest rate risk (the risk to the Company’s earnings and capital from changes in interest rate levels) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments as well as its future net interest income will change when interest rate levels change and that change may be either favorable or unfavorable to the Company.
      Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value and net interest income resulting from hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by the Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits. As of December 31, 2004, the Company’s interest rate risk profile was within all Board-prescribed limits.
      The Company manages its interest rate risk through its investment and repurchase activities. The Company seeks to maintain a moderately asset sensitive position (i.e., interest income in a rising rate environment would rise farther than the Company’s interest expense and conversely in a falling interest rate environment).

Fair value of commitments
      The estimated fair value of the standby letters of credit at December 31, 2004 and 2003 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2004 and 2003.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 17.	Parent Company Financial Information
Condensed Balance Sheets
December 31, 2004 and 2003

	2004	2003

ASSETS
Cash	$7,185	$21,284
Investment in subsidiaries	156,826	106,570
Other assets	1,221	1,129

	$165,232	$128,983

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued interest and other liabilities	$733	$604
Junior subordinated debt	30,928	30,928

Total liabilities	31,661	31,532

Stockholders’ equity:
Common stock	2	2
Additional paid-in capital	80,459	62,533
Retained earnings	58,216	38,159
Accumulated other comprehensive loss	(5,106)	(3,243)

Total stockholders’ equity	133,571	97,451

	$165,232	$128,983

Condensed Statements of Income
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Interest income	$97	$—	$—
Interest expense on borrowings	1,539	1,494	938

Net interest expense	(1,442)	(1,494)	(938)

Other income:
Income from consolidated subsidiaries	22,096	10,102	9,366

Expenses:
Salaries and employee benefits	330	212	—
Other	383	218	512

	713	430	512

Income before income tax benefit	19,941	8,178	7,916
Income tax benefit	116	511	493

Net income	$20,057	$8,689	$8,409

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
Condensed Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash Flows from Operating Activities:
Net income	$20,057	$8,689	$8,409
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net undistributed earnings of consolidated subsidiaries	(22,096)	(10,102)	(9,366)
(Increase) decrease in other assets	(92)	336	(1,324)
Increase (decrease) in other liabilities	129	436	(104)

Net cash used in operating activities	(2,002)	(641)	(2,385)

Cash Flows from Investing Activities:
Investment in subsidiaries	(27,623)	(39,309)	—

Net cash used in investing activities	(27,623)	(39,309)	—

Cash Flows from Financing Activities:
Proceeds from issuance of junior subordinated debt	—	—	15,000
Proceeds from exercise of stock options and stock warrants	571	178	93
Proceeds from stock issuance	14,955	25,507	21,364
Repurchase of Treasury stock	—	(678)	—

Net cash provided by financing activities	15,526	25,007	36,457

Increase (decrease) in cash and cash equivalents	(14,099)	(14,943)	34,072
Cash and Cash Equivalents, beginning of year	21,284	36,227	2,155

Cash and Cash Equivalents, end of year	$7,185	$21,284	$36,227

Note 18.	Segment Information
      The Company manages its core bank operations and prepares management reports with a primary focus on each banking subsidiary. The operating segment identified as “Other” includes Western Alliance Bancorporation and its non-bank subsidiaries, Miller/ Russell & Associates, Inc., and Premier Trust, Inc. These non-bank operations are not significant relative to the entity as a whole, and are therefore not disclosed separately. Noninterest income reflected for the “Other” category relates to Western Alliance Bancorporation’s income from consolidated subsidiaries, and for 2004 includes asset management fees earned by the non-bank subsidiaries.
      The accounting policies of the individual segments are the same as those of the Company described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. The Company allocates centrally provided services to the business segments based upon estimated usage of those services.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The following is a summary of selected operating segment information as of and for the years ended December 31, 2004, 2003 and 2002:

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

2004:
Assets	$1,578,332	$332,805	$257,516	$173,748	$(165,552)	$2,176,849
Gross loans and deferred fees	790,312	234,141	164,082	—	—	1,188,535
Less: Allowance for loan losses	(9,857)	(3,416)	(1,998)	—	—	(15,271)

Net loans	780,455	230,725	162,084	—	—	1,173,264

Deposits	1,287,615	277,231	199,382	—	(8,192)	1,756,036
Stockholders’ equity	91,361	31,189	26,405	140,634	(156,018)	133,571
Number of branch locations	5	5	3	—	—	13
Net interest income	$54,215	$10,225	$8,141	$(1,444)	$(2)	$71,135
Provision for loan losses	1,417	1,657	840	—	—	3,914

Net interest income after provision for loan losses	52,798	8,568	7,301	(1,444)	(2)	67,221
Noninterest income	4,851	774	604	25,149	(22,652)	8,726
Noninterest expense	(27,286)	(8,074)	(6,301)	(3,705)	437	(44,929)

Income (loss) before income taxes	30,363	1,268	1,604	20,000	(22,217)	31,018
Income tax expense (benefit)	10,033	422	584	(78)	—	10,961

Net income (loss)	$20,330	$846	$1,020	$20,078	$(22,217)	$20,057

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

2003:
Assets	$1,244,549	$187,314	$157,156	$130,953	$(143,199)	$1,576,773
Gross loans and deferred fees	557,868	106,239	68,971	—	—	733,078
Less: Allowance for loan losses	(8,460)	(1,759)	(1,159)	—	—	(11,378)

Net loans	549,408	104,480	67,812	—	—	721,700

Deposits	917,983	115,726	82,265	—	(21,328)	1,094,646
Stockholders’ equity	69,114	17,117	18,394	98,353	(105,527)	97,451
Number of branch locations	5	3	2	—	—	10
Net interest income	$37,615	$3,137	$1,768	$(1,494)	$(1)	$41,025
Provision for loan losses	2,227	1,759	1,159	—	—	5,145

Net interest income after provision for loan losses	35,388	1,378	609	(1,494)	(1)	35,880
Noninterest income	4,043	245	102	10,102	(10,222)	4,270
Noninterest expense	(20,016)	(4,319)	(2,645)	(430)	120	(27,290)

Income (loss) before income taxes	19,415	(2,696)	(1,934)	8,178	(10,103)	12,860
Income tax expense (benefit)	6,352	(981)	(689)	(511)	—	4,171

Net income (loss)	$13,063	$(1,715)	$(1,245)	$8,689	$(10,103)	$8,689

2002:
Assets	$869,186	$—	$—	$99,723	$(96,835)	$872,074
Gross loans and deferred fees	464,355	—	—	—	—	464,355
Less: Allowance for loan losses	(6,449)	—	—	—	—	(6,449)

Net loans	457,906	—	—	—	—	457,906

Deposits	756,531	—	—	—	(36,227)	720,304
Stockholders’ equity	59,680	—	—	67,442	(59,680)	67,442
Number of branch locations	5	—	—	—	—	5
Net interest income	$30,284	$—	$—	$(938)	$—	$29,346
Provision for loan losses	1,587	—	—	—	—	1,587

Net interest income after provision for loan losses	28,697	—	—	(938)	—	27,759
Noninterest income	3,935	—	—	9,366	(9,366)	3,935
Noninterest expense	(18,538)	—	—	(512)	—	(19,050)

Income (loss) before income taxes	14,094	—	—	7,916	(9,366)	12,644
Income tax expense (benefit)	4,728	—	—	(493)	—	4,235

Net income (loss)	$9,366	$—	$—	$8,409	$(9,366)	$8,409

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 19.	Quarterly Data (Unaudited)

	Years Ended December 31,

	2004				2003

	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$27,075	$24,145	$20,758	$18,877	$16,925	$14,396	$11,992	$10,510
Interest expense	5,936	5,148	4,458	4,178	3,937	3,329	2,893	2,639

Net interest income	21,139	18,997	16,300	14,699	12,988	11,067	9,099	7,871
Provision for loan losses	751	1,256	415	1,492	1,281	1,813	1,184	867

Net interest income, after provision for loan losses	20,388	17,741	15,885	13,207	11,707	9,254	7,915	7,004
Noninterest income	2,552	2,619	1,991	1,564	1,097	1,210	1,062	901
Noninterest expenses	(12,873)	(11,740)	(10,624)	(9,692)	(9,169)	(6,425)	(6,277)	(5,419)

Income before income taxes	10,067	8,620	7,252	5,079	3,635	4,039	2,700	2,486
Income tax expense	3,638	3,071	2,602	1,650	1,268	1,252	816	835

Net income	$6,429	$5,549	$4,650	$3,429	$2,367	$2,787	$1,884	$1,651

Earnings per share:
Basic	$0.35	$0.33	$0.28	$0.21	$0.16	$0.20	$0.13	$0.12

Diluted	$0.33	$0.31	$0.26	$0.19	$0.15	$0.19	$0.13	$0.12

Note 20.	Subsequent Events
      In January 2005, the Board of Directors approved and granted 339,250 stock options and 27,000 shares of restricted stock to various employees and directors. The options have an exercise price of $16.50, vest over five years at 20% per year, and expire in 10 years, and the shares of restricted stock vest over 5 years at 20% per year. Additionally, 18,600 options were forfeited subsequent to year-end.
      Also in January 2005, the Board of Directors reached a consensus that established the Company’s intent to engage in an initial public offering of the Company’s stock. It is anticipated that this public offering will occur in the second quarter of 2005.
      In February 2005, a real estate investment trust was formed as a wholly-owned subsidiary of BankWest of Nevada. Substantially all real estate loans owned by BankWest of Nevada were transferred to the subsidiary at that date. It is anticipated that all mortgage-backed securities owned by BankWest of Nevada will be transferred to the subsidiary during the first quarter of 2005. The trust could be used as a vehicle to fund future capital needs through the issuance of preferred securities.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2005 and December 31, 2004

	September 30,	December 31,
	2005	2004

	(Unaudited)
	($ in thousands, except
	per share amounts)
ASSETS
Cash and due from banks	$90,618	$92,282
Federal funds sold	203,999	23,115

Cash and cash equivalents	294,617	115,397

Securities held to maturity (approximate fair value $115,689 and $128,984, respectively)	117,116	129,549
Securities available for sale	595,959	659,073
Loans, net of allowance for loan losses of $19,288 and $15,271, respectively	1,598,253	1,173,264
Premises and equipment, net	36,859	29,364
Bank owned life insurance	51,215	26,170
Investment in Federal Home Loan Bank stock	14,006	15,097
Accrued interest receivable	9,189	8,359
Deferred tax assets, net	8,858	5,949
Goodwill	3,946	3,946
Other intangible assets, net of accumulated amortization of $349 and $183, respectively	1,274	1,440
Other assets	13,722	9,241

Total assets	$2,745,014	$2,176,849

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Non-interest bearing demand deposits	$1,048,175	$749,550
Interest bearing deposits:
Demand	107,700	103,723
Savings and money market	893,736	665,425
Time, $100 and over	275,325	219,451
Other time	22,562	17,887

	2,347,498	1,756,036
Federal Home Loan Bank advances and other borrowings
One year or less	55,810	185,494
Over one year	63,700	63,700
Junior subordinated debt	30,928	30,928
Accrued interest payable and other liabilities	8,825	7,120

Total liabilities	2,506,761	2,043,278

Commitments and Contingencies
Stockholders’ Equity
Preferred stock, par value $.0001; shares authorized 20,000,000; no shares issued and outstanding 2005 and 2004	—	—
Common stock, par value $.0001; shares authorized 100,000,000; shares issued and outstanding 2005: 22,793,241; 2004:18,249,554	2	2
Additional paid-in capital	167,950	80,459
Retained earnings	77,839	58,216
Deferred compensation — restricted stock	(386)	—
Accumulated other comprehensive loss — net unrealized loss on available for sale securities	(7,152)	(5,106)

Total stockholders’ equity	238,253	133,571

Total liabilities and stockholders’ equity	$2,745,014	$2,176,849

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	($ in thousands, except per share amounts)
Interest income on:
Loans, including fees	$27,343	$15,866	$71,266	$40,819
Securities — taxable	7,269	7,989	22,053	22,097
Securities — nontaxable	85	84	256	256
Dividends — taxable	135	149	441	384
Federal funds sold and other	868	57	1,919	224

Total interest income	35,700	24,145	95,935	63,780

Interest expense on:
Deposits	6,767	3,228	17,124	8,344
Short-term borrowings	357	601	1,305	1,961
Long-term borrowings	699	912	2,259	2,376
Junior subordinated debt	546	407	1,520	1,103

Total interest expense	8,369	5,148	22,208	13,784

Net interest income	27,331	18,997	73,727	49,996
Provision for loan losses	1,283	1,256	4,217	3,163

Net interest income after provision for loan losses	26,048	17,741	69,510	46,833

Other income:
Trust and investment advisory services	1,448	1,045	4,108	1,801
Service charges	662	638	1,858	1,884
Income from bank owned life insurance	463	293	1,045	908
Investment securities gains (losses), net	—	58	69	14
Other	660	585	1,655	1,568

	3,233	2,619	8,735	6,175

Other expense:
Salaries and employee benefits	9,541	6,678	27,049	17,934
Occupancy	2,619	1,917	7,314	5,271
Customer service	1,257	468	2,930	1,473
Advertising and other business development	702	316	2,023	1,234
Legal, professional and director fees	527	420	1,523	1,057
Correspondent and wire transfer costs	417	349	1,220	888
Audits and exams	367	311	1,128	822
Data processing	350	168	715	467
Supplies	304	230	804	616
Travel and automobile	232	173	487	307
Insurance	223	167	540	383
Telephone	195	149	558	419
Other	540	394	1,523	1,185

	17,274	11,740	47,814	32,056

Income before income taxes	12,007	8,620	30,431	20,952
Income tax expense	4,258	3,071	10,808	7,324

Net income	$7,749	$5,549	$19,623	$13,628

Comprehensive income	$6,071	$12,631	$17,577	$12,713

Earnings per share:
Basic	$0.34	$0.33	$0.99	$0.81

Diluted	$0.31	$0.31	$0.90	$0.76

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
Nine Months Ended September 30, 2005 (Unaudited)

								Deferred	Accumulated
		Preferred Stock		Common Stock		Additional		Compensation —	Other
	Comprehensive					Paid-In	Retained	Restricted	Comprehensive
Description	Income	Shares Issued	Amount	Shares Issued	Amount	Capital	Earnings	Stock	(Loss)	Total

	($ in thousands, except per share amounts)
Balance, December 31, 2004		—	$—	18,249,554	$2	$80,459	$58,216	$—	$(5,106)	$133,571
Issuance of 4,200,000 shares of common stock, net of offering costs of $7,337				4,200,000	—	85,063	—	—	—	85,063
Stock options exercised				210,864	—	1,176	—	—	—	1,176
Stock warrants exercised				105,823	—	806	—	—	—	806
Restricted stock granted				27,000	—	446	—	(446)	—	—
Compensation cost on restricted stock				—	—	—	—	60	—	60
Comprehensive income:
Net income	$19,623			—	—	—	19,623	—	—	19,623
Other comprehensive income
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $1,239	(2,001)
Less reclassification adjustment for gains included in net income, net of taxes of $24	(45)

Net unrealized holding losses	(2,046)			—	—	—	—	—	(2,046)	(2,046)

	$17,577

Balance, September 30, 2005		—	$—	22,793,241	$2	$167,950	$77,839	$(386)	$(7,152)	$238,253

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended September 30, 2005 and 2004 (Unaudited)

	2005	2004

	($ in thousands)
Cash Flows from Operating Activities:
Net income	$19,623	$13,628
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,809	1,890
Net amortization of securities premiums	1,196	3,024
Stock dividends received, FHLB stock	(440)	(384)
Provision for loan losses	4,217	3,163
(Gain) loss on sales of securities available for sale	(69)	14
Deferred taxes	(25)	(522)
Compensation cost on restricted stock	60	—
(Decrease) in accrued interest receivable	(830)	(1,094)
(Increase) in bank-owned life insurance	(1,045)	(907)
Increase in other assets	(4,260)	(1,535)
Increase in accrued interest payable and other liabilities	84	1,029
Other, net	(30)	15

Net cash provided by operating activities	21,290	18,321

Cash Flows from Investing Activities:
Purchases of securities held to maturity	(8,233)	(19,964)
Proceeds from maturities of securities held to maturity	20,560	26,491
Purchases of securities available for sale	(85,747)	(409,644)
Proceeds from maturities of securities available for sale	125,697	244,469
Proceeds from the sale of securities available for sale	18,728	13,768
Net cash paid in settlement of acquisition	—	(2,177)
Proceeds from sale (purchase) of Federal Home Loan Bank stock	1,531	(2,483)
Net increase in loans made to customers	(429,206)	(352,361)
Purchase of premises and equipment	(10,285)	(7,142)
Proceeds from sale of premises and equipment	62	—
Purchase of bank owned life insurance	(24,000)	—

Net cash used in investing activities	(390,893)	(509,043)

Cash Flows from Financing Activities:
Net increase in deposits	591,462	595,294
Net repayments on borrowings	(129,684)	(75,360)
Proceeds from stock issuance	85,063	14,955
Proceeds from exercise of stock options and stock warrants	1,982	502

Net cash provided by financing activities	548,823	535,391

Increase in cash and cash equivalents	179,220	44,669
Cash and Cash Equivalents, beginning of period	115,397	65,908

Cash and Cash Equivalents, end of period	$294,617	$110,577

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$23,141	$14,860
Cash payments for income taxes	$12,640	$6,935
Supplemental Disclosure of Noncash Investing and Financing Activities Stock issued in connection with acquisition	$—	$2,400
See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business
      Western Alliance Bancorporation is a bank holding company providing a full range of banking services to commercial and consumer customers through its wholly owned subsidiaries BankWest of Nevada, operating in Nevada, Alliance Bank of Arizona, operating in Arizona, Torrey Pines Bank, operating in Southern California, Miller/ Russell & Associates, Inc., operating in Nevada, Arizona and Southern California, and Premier Trust, Inc., operating in Nevada and Arizona. These entities are collectively referred to herein as the Company. Alliance Bank of Arizona and Torrey Pines Bank began operations during the year ended December 31, 2003. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practices.
      A summary of the significant accounting policies of the Company follows:

Use of estimates in the preparation of financial statements
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank (collectively referred to herein as the Banks), Miller/ Russell & Associates, Inc., and Premier Trust, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim financial information
      The accompanying unaudited consolidated financial statements as of September 30, 2005 and 2004 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
      The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operations in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company’s audited financial statements.
      Condensed financial information as of December 31, 2004 has been presented next to the interim consolidated balance sheet for informational purposes.

Stock compensation plans
      At September 30, 2005, the Company has the 2005 Stock Inventive Plan (2005 Plan), which is an amendment and restatement of the three plans described more fully in Note 12 of the audited financial statements. There were no modifications to outstanding options as a result of this amendment. The shares available for issuance under the 2005 Plan are 3,255,000, taking into account awards outstanding under the prior three plans of 2,248,550. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	Three Months
	Ended		Nine Months
	September 30,		Ended September 30,

	2005	2004	2005	2004

Net income:
As reported	$7,749	$5,549	$19,623	$13,628
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(259)	(172)	(684)	(481)
Related tax benefit for nonqualified stock options	19	10	42	19

Pro forma	$7,509	$5,387	$18,981	$13,166

Earnings per share:
Basic — as reported	$0.34	$0.33	$0.99	$0.81
Basic — pro forma	0.33	0.32	0.96	0.78
Diluted — as reported	0.31	0.31	0.90	0.76
Diluted — pro forma	0.30	0.30	0.87	0.73
      The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum value method for those options granted prior to our initial public offering, and the Black-Scholes method for those granted after it. For options granted prior to our initial public offering, the assumptions used in determining the fair value per optional share of $4.04 and $2.84 for stock options granted in the nine months ended September 30, 2005 and 2004, respectively, were as follows: expected life of seven years and risk free interest rate of 4.1% and 3.9%, respectively. For options granted after our initial public offering, the assumptions used in determining the fair value per optional shares of $9.40 were as follows: expected life of seven years, risk free interest rate of 4.0%, and volatility of 29%.

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement will be effective at the beginning of the first quarter of 2006. As of the effective date, we will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (i) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (ii) the portion of awards granted subsequent to completion of the Company’s initial public offering (IPO) and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123. No compensation cost will be recognized for awards granted before the completion of the Company’s IPO since the value of those awards were calculated using the minimum

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
value method. The impact of this statement on the Company in 2006 and beyond will depend on various factors, including our compensation strategy.

Capital Stock
      On April 27, 2005, the Company’s shareholders approved an increase in the total number of authorized shares of capital stock from 50,000,000 to 120,000,000. The total increase of 70,000,000 shares includes 50,000,000 shares designated as common stock and 20,000,000 shares designated as preferred stock. Upon the issuance of any series of preferred stock, the holders of shares of such series will have certain preferences over the holders of outstanding shares of common stock, depending upon the specific terms of such series designated by the Board of Directors.

Note 2.	Earnings Per Share
      Diluted earnings per share is based on the weighted average outstanding common shares during each period, including common stock equivalents. Basic earnings per share is based on the weighted average outstanding common shares during the period.
      Basic and diluted earnings per share, based on the weighted average outstanding shares, are summarized as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Basic:
Net income applicable to common stock	$7,749	$5,549	$19,623	$13,628
Average common shares outstanding	22,732,713	16,994,849	19,841,670	16,838,882

Earnings per share	$0.34	$0.33	$0.99	$0.81

Diluted:
Net income applicable to common stock	$7,749	$5,549	$19,623	$13,628

Average common shares outstanding	22,732,713	16,994,849	19,841,670	16,838,882
Stock option adjustment	1,340,705	669,478	1,128,402	694,500
Stock warrant adjustment	1,008,205	540,772	886,541	500,715

Average common equivalent shares outstanding	25,081,623	18,205,099	21,856,613	18,034,097

Earnings per share	$0.31	$0.31	$0.90	$0.76

      6,250 stock options are not included in the above calculations for the three months ended September 30, 2005 as the effect would have been anti-dilutive.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Loans
      The components of the Company’s loan portfolio as of September 30, 2005 and December 31, 2004 are as follows:

	September 30,	December 31,
	2005	2004

Construction and land development	$396,970	$323,176
Commercial real estate	655,004	491,949
Residential real estate	239,538	116,360
Commercial and industrial	307,045	241,292
Consumer	21,046	17,682
Less: net deferred loan fees	(2,062)	(1,924)

	1,617,541	1,188,535
Less:
Allowance for loan losses	(19,288)	(15,271)

	$1,598,253	$1,173,264

      Changes in the allowance for loan losses for the three months ended September 30, 2005 and 2004 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Balance, beginning	$18,118	$13,360	$15,271	$11,378
Provision charged to operating expense	1,283	1,256	4,217	3,163
Recoveries of amounts charged off	13	24	171	130
Less amounts charged off	(126)	(115)	(371)	(146)

Balance, ending	$19,288	$14,525	$19,288	$14,525

      At September 30, 2005, total impaired and non-accrual loans were $175, and loans past due 90 days or more and still accruing were $2,503.

Note 4.	Commitments and Contingencies

Commitments
      On September 15, 2005, BankWest of Nevada entered into a real estate purchase agreement for the purchase of a bank branch and office building, which is currently leased by BankWest of Nevada and serves as the headquarters for BankWest of Nevada and the Company. The purchase price is $16,300 and the transaction is expected to close in the fourth quarter of 2005.

Contingencies
      In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial instruments with off-balance sheet risk
      The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.
      The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the contract amount of the Company’s exposure to off-balance sheet risk is as follows:

	September 30,	December 31,
	2005	2004

Commitments to extend credit, including unsecured loan commitments of $125,960 in 2005 and $81,606 in 2004	$674,341	$423,767
Credit card guarantees	7,404	5,421
Standby letters of credit, including unsecured letters of credit of $4,463 in 2005 and $1,264 in 2004	29,506	5,978

	$711,251	$435,166

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.
      The Company guarantees certain customer credit card balances held by an unrelated third party. These unsecured guarantees act to streamline the credit underwriting process and are issued as a service to certain customers who wish to obtain a credit card from the third party vendor. The Company recognizes nominal fees from these arrangements and views them strictly as a means of maintaining good customer relationships. The guarantee is offered to those customers who, based solely upon management’s evaluation, maintain a relationship with the Company that justifies the inherent risk. Essentially all such guarantees exist for the life of each respective credit card relationship. The Company would be required to perform under the guarantee upon a customer’s default on the credit card relationship with the third party. Historical losses under the program have been nominal. Upon entering into a credit card guarantee, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Thereafter, the related liability is evaluated pursuant to FASB 5. The total credit card balances outstanding at September 30, 2005 and December 31, 2004 are $1,319 and $1,109, respectively.
      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FIN 45. Thereafter, the related liability is evaluated pursuant to FASB 5.
      The total liability for financial instruments with off-balance sheet risk as of September 30, 2005 and December 31, 2004 was $507 and $307, respectively.

Concentrations
      The Company grants commercial, construction, real estate and consumer loans to customers through offices located in the Company’s primary markets. The Company’s business is concentrated in these areas and the loan portfolio includes significant credit exposure to the commercial real estate industry of these areas. At September 30, 2005 real estate related loans accounted for approximately 80% of total loans, and approximately 6% of real estate loans are secured by undeveloped land. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Approximately one-half of these real estate loans are owner occupied. In addition, approximately 7% of total loans are unsecured as of September 30, 2005 and December 31, 2004.
      The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.

Note 5.	Stock Options, Stock Warrants and Restricted Stock
      The Company granted 383,500 stock options and 27,000 shares of restricted stock to various employees and directors during the nine months ended September 30, 2005. The options had a weighted average exercise price of $17.28 and vest at 20% a year from the date of grant. The restricted stock vests at 20% per year. 210,864 stock options were exercised and 35,100 stock options were forfeited during the nine months ended September 30, 2005. These exercised and forfeited options had a weighted average exercise price of $5.51 and $10.85, respectively.
      105,823 warrants were exercised during the nine months ended September 30, 2005 at an exercise price of $7.62.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Segment Information
      The following is a summary of selected operating segment information as of and for the periods ended September 30, 2005 and 2004:

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

At September 30, 2005:
Assets	$1,815,708	$514,073	$357,272	$277,999	$(220,038)	$2,745,014
Gross loans and deferred fees	1,002,762	358,490	256,289	—	—	1,617,541
Less: Allowance for loan losses	(11,474)	(4,833)	(2,981)	—	—	(19,288)

Net loans	991,288	353,657	253,308	—	—	1,598,253

Deposits	1,586,490	460,078	315,093	—	(14,163)	2,347,498
Stockholders’ equity	122,708	43,132	32,705	245,289	(205,581)	238,253
Three Months Ended September 30, 2005:
Net interest income	$18,414	$5,128	$3,929	$(122)	$(18)	$27,331
Provision for loan losses	375	515	393	—	—	1,283

Net interest income after provision for loan losses	18,039	4,613	3,536	(122)	(18)	26,048
Noninterest income	1,375	454	213	9,929	(8,738)	3,233
Noninterest expense	(9,345)	(3,707)	(2,465)	(2,035)	278	(17,274)

Income before income taxes	10,069	1,360	1,284	7,772	(8,478)	12,007
Income tax expense	3,227	483	517	31	—	4,258

Net income	$6,842	$877	$767	$7,741	$(8,478)	$7,749

Nine Months Ended September 30, 2005:
Net interest income	$51,208	$13,469	$10,114	$(1,046)	$(18)	$73,727
Provision for loan losses	1,817	1,417	983	—	—	4,217

Net interest income after provision for loan losses	49,391	12,052	9,131	(1,046)	(18)	69,510
Noninterest income	3,830	983	488	25,826	(22,392)	8,735
Noninterest expense	(26,098)	(9,603)	(7,282)	(5,563)	732	(47,814)

Income before income taxes	27,123	3,432	2,337	19,217	(21,678)	30,431
Income tax expense (benefit)	8,997	1,312	940	(441)	—	10,808

Net income	$18,126	$2,120	$1,397	$19,658	$(21,678)	$19,623

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

At September 30, 2004:
Assets	$1,579,308	$294,704	$244,147	$166,460	$(158,367)	$2,126,252
Gross loans and deferred fees	752,326	203,736	129,377	—	—	1,085,439
Less: Allowance for loan losses	(9,861)	(2,905)	(1,759)	—	—	(14,525)

Net loans	742,465	200,831	127,618	—	—	1,070,914

Deposits	1,253,583	232,683	217,368	—	(13,694)	1,689,940
Stockholders’ equity	85,959	27,651	24,245	134,557	(144,390)	128,022
Three Months Ended September 30, 2004:
Net interest income	$14,544	$2,686	$2,174	$(404)	$(3)	$18,997
Provision for loan losses	679	527	50	—	—	1,256

Net interest income after provision for loan losses	13,865	2,159	2,124	(404)	(3)	17,741
Noninterest income	1,270	240	124	7,178	(6,193)	2,619
Noninterest expense	(6,916)	(2,075)	(1,727)	(1,143)	121	(11,740)

Income before income taxes	8,219	324	521	5,631	(6,075)	8,620
Income tax expense	2,723	87	194	67	—	3,071

Net income	$5,496	$237	$327	$5,564	$(6,075)	$5,549

Nine Months Ended September 30, 2004:
Net interest income	$38,509	$6,858	$5,663	$(1,032)	$(2)	$49,996
Provision for loan losses	1,417	1,146	600	—	—	3,163

Net interest income after provision for loan losses	37,092	5,712	5,063	(1,032)	(2)	46,833
Noninterest income	3,703	545	480	16,882	(15,435)	6,175
Noninterest expense	(19,844)	(5,803)	(4,443)	(2,264)	298	(32,056)

Income before income taxes	20,951	454	1,100	13,586	(15,139)	20,952
Income tax expense (benefit)	6,893	81	387	(37)	—	7,324

Net income	$14,058	$373	$713	$13,623	$(15,139)	$13,628

Note 7.	Initial Public Offering
      On June 29, 2005, the Company’s registration statement on Form S-1 related to the initial public offering of shares of the Company’s common stock was declared effective. The Company signed an underwriting agreement on June 29, 2005, which was on a firm commitment basis, pursuant to which the underwriters agreed to purchase 3,750,000 shares of common stock (with an option to purchase 450,000 shares to cover over-allotments) and closed the transaction on July 6, 2005.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On July 1, 2005, the principal underwriter exercised the over-allotment to purchase an additional 450,000 shares of the Company’s common stock. The total proceeds related to the over-allotment (net of offering costs) of $9.3 million were recorded in July 2005.
      The total price to the public for the shares offered and sold by the Company, including the over-allotment, was $92.4 million. The amount of expenses incurred by the Company in connection with the offering includes approximately $6.0 million of underwriting discounts and commissions and offering expenses of approximately $1.3 million.
Note. 8.     Subsequent Events
      On January 3, 2006, the Company announced a definitive agreement to acquire Intermountain First Bancorp (Intermountain), the parent company of Nevada First Bank. At December 31, 2005, Intermountain had approximately $459.4 million in assets, $374.2 million in total loans, $395.5 million in deposits and $31.7 million in stockholders’ equity. Under the terms of the agreement, Intermountain shareholders may elect to receive either 2.44 shares of the Company’s common stock or $71.30 in cash for each Intermountain share, subject to proration and allocation procedures to ensure that at least 60% of the outstanding shares of Intermountain common stock will be exchanged for shares of the Company’s common stock. The total value of the transaction is estimated to be approximately $110 million.
      On January 17, 2006, the Company announced a definitive agreement to acquire Bank of Nevada. At December 31, 2005, Bank of Nevada had approximately $283.0 million in assets, $217.4 million in total loans, $254.4 million on deposits and $25.6 million in stockholders’ equity. Under the terms of the Agreement, Bank of Nevada shareholders will receive $80.187 in cash for each share of Bank of Nevada common stock. The total value of the transaction is estimated to be approximately $74 million.
      On January 17, 2006, the Board of Directors approved and granted 132,500 stock options and 116,250 shares of restricted stock to various employees. The options have an exercise price of $29.00, vest over four years at 25% per year, and expire in 7 years, and the shares of restricted stock vest over 3 years: 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

Appendix B
RIGHTS OF DISSENTING OWNERS

RIGHTS OF DISSENTING OWNERS
WEST PUBLISHING CO.
      Corporations § 182.4(4) to 182.4(6), 584.
      WESTLAW Topic No. 101.
      C.J.S. Corporations §§ 347 to 350, 799 to 801.
      NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
      (Added to NRS by 1995, 2086)
      NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
      (Added to NRS by 1995, 2087)
      NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
      (Added to NRS by 1995, 2087; A 1999, 1631)
      NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (Added to NRS by 1995, 2087)
NEVADA CASES.
      Definition. The term “fair cash value” (now “fair value”) as used in the provisions of former NRS 78.510 (cf. NRS 92A.320 and 92A.380), relating to payment to dissident former shareholders of a merged corporation, meant the intrinsic value of the dissenting shareholders’ interests determined from the assets and liabilities of the corporation considered in light of every factor bearing on value. Southdown, Inc. v. McGinnis, 89 Nev. 184, 510 P.2d 636 (1973), cited, Steiner Corp v. Benninghoff, 5 F. Supp. 2d 1117, at 1123 (D. Nev. 1998)
FEDERAL AND OTHER CASES.
      Determination of fair value. For the purpose of determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the court considered: (I) the market value of the shares before the merger, discounted for illiquidity; (2) the enterprise value of the corporation as a whole before the merger; (3) the net asset value of the corporation before the merger; and (4) any other factor bearing on value. Each measure of value was then assigned a weight and averaged appropriately. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Dissenting stockholders were entitled to payment for the proportional interest in the corporation that their shares represented. In a proceeding to determine the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the stockholders were entitled to be compensated for the proportional interest in the corporation that their shares represented, and not just for the value of their shares. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)

      A minority discount or control premium was not used to determine the fair value of shares. For the purpose of determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the price of the shares was not: (l) reduced because the shares were traded as part of a minority block; or (2) increased because the shares were sold as part of a majority block. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Determination of the market value of shares in a closely held corporation. In determining the market value of shares of stock in a closely held corporation for the purpose of paying the fair value of those shares to dissenting stockholders (see NRS 92A.320 and 92A.380): (I) the court estimated the price at which the corporation’s stock would trade by comparing the corporation with publicly traded companies in the same industry; (2) the sum of the value of equity and the corporation’s excess cash was divided by the number of outstanding shares to determine the market value per share; and (3) the market value was discounted for the shares’ illiquidity. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Determination of the enterprise value of a corporation; discounted cash flow method. In determining the enterprise value of a corporation for the purpose of paying the fair value of shares of stock owned by dissenting stockholders (see NRS 92A.320 and 92A.380), the court used the discounted cash flow method and the acquisitions method to determine that value and then calculated a weighted average of the values arrived at using those methods. To arrive at a value using the discounted cash flow method: (I) the net cash flows that the corporation would generate for each year of a projected period were estimated using earnings before interest, taxes, depreciation and amortization; (2) the terminal value of the corporation as of the end of the projected period was calculated; and (3) the appropriate rate at which to discount to present value the projected future cash flows and the projected terminal value was applied. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Net asset value was not used to determine the fair value of shares of dissenting stockholders. In determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the court did not consider the net asset value of the corporation before the merger because the corporation was primarily a service company and its main assets, such as goodwill, an assembled and trained workforce, and established lists of clients. were not tangible. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Previous sale of shares by majority stockholders was not indicative of fair value. In determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the court placed no weight on evidence that members of the family of the majority stockholders had tendered their shares to the corporation at the price offered by the corporation. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.
      (Added to NRS by 1995, 2087)
      NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
      (Added to NRS by 1995, 2087)
      NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the data of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
      (Added to NRS by 1995, 2087)
FEDERAL AND OTHER CASES.
      Computation of interest where the corporation had no bank loans. In a proceeding brought to determine the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.490), where the corporation that commenced the proceeding had no bank loans, the prevailing stockholders were entitled to interest at a rate that was equivalent to the rate the corporation’s primary bank would have charged the corporation for a loan. (See also NRS 92A.340.) Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
      (Added to NRS by 1995, 2088)
      NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
      (Added to NRS by 1995, 2088)
      NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.
      1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
      2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
      (Added to NRS by 1995, 2088)
      NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
      1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.

(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
      2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
      (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)
WEST PUBLISHING CO.

Corporations § 182.4(5).
WESTLAW Topic No. 101.
C.J.S. Corporations 44 348, 350.
NEVADA CASES.
      Definition. The term “fair cash value” (now “fair value”) as used in the provisions of former NRS 78.510 (cf. NRS 92A.320 and 92A.380), relating to payment to dissident former shareholders of a merged corporation, meant the intrinsic value of the dissenting shareholders’ interests determined from the assets and liabilities of the corporation considered in light of every factor bearing on value. Southdown, Inc. v. McGinnis, 89 Nev. 184, 510 P.2d 636 (1973), cited, Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117. at 1123 (D. Nev. 1998)
FEDERAL AND OTHER CASES.
      Adequate remedy at law for dissenting stockholders. Stockholders in a Nevada corporation who opposed a merger with another corporation could not invoke equity powers of federal courts to block the merger, in the absence of fraud, because they had adequate remedy at law under NCL § 1640 (cf. NRS 92A.380) which provides that a dissenting stockholder may demand and receive “the fair cash value of his shares.” Skelly v. Dockweiler, 75 F. Supp. 11 (S.D. Cal. 1947)
      Determination of fair value. For the purpose of determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the court considered: (1) the market value of the shares before the merger, discounted for illiquidity; (2) the enterprise value of the corporation as a whole before the merger: (3) the net asset value of the corporation before the merger; and (4) any other factor bearing on value. Each measure of value was then assigned a weight and averaged appropriately. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Dissenting stockholders were entitled to payment for the proportional interest in the corporation that their shares represented. In a proceeding to determine the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the stockholders were entitled to be compensated for the proportional interest in the corporation that their shares represented, and not just for the value of their shares. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      A minority discount or control premium was not used to determine the fair value of shares. For the purpose of determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the price of the shares was not: (l) reduced because the shares were traded as part of a minority block; or (2) increased because the shares were sold as part of a majority block. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)

      Determination of the market value of shares in a closely held corporation. In determining the market value of shares of stock in a closely held corporation for the purpose of paying the fair value of those shares to dissenting stockholders (see NRS 92A.320 and 92A.380): (1) the court estimated the price at which the corporation’s stock would trade by comparing the corporation with publicly traded companies in the same industry; (2) the sum of the value of equity and the corporation’s excess cash was divided by the number of outstanding shares to determine the market value per share; and (3) the market value was discounted for the shares’ illiquidity. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Determination of the enterprise value of a corporation; discounted cash flow method. In determining the enterprise value of a corporation for the purpose of paying the fair value of shares of stock owned by dissenting stockholders (see NRS 92A.320 and 92A.380), the court used the discounted cash flow method and the acquisitions method to determine that value and then calculated a weighted average of the values arrived at using those methods. To arrive at a value using the discounted cash flow method: (1) the net cash flows that the corporation would generate for each year of a projected period were estimated using earnings before interest, taxes, depreciation and amortization; (2) the terminal value of the corporation as of the end of the projected period was calculated; and (3) the appropriate rate at which to discount to present value the projected future cash flows and the projected terminal value was applied. Steiner Corp. v. Benninghoff. 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Net asset value was not used to determine the fair value of shares of dissenting stockholders. In determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the court did not consider the net asset value of the corporation before the merger because the corporation was primarily a service company and its main assets, such as goodwill, an assembled and trained workforce, and established lists of clients, were not tangible. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      Previous sale of shares by majority stockholders was not indicative of fair value. In determining the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.320 and 92A.380), the court placed no weight on evidence that members of the family of the majority stockholders had tendered their shares to the corporation at the price offered by the corporation. Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
      1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:

(I) The surviving or acquiring entity; or

(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (H) of subparagraph (1) of paragraph (b).

      2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
      (Added to NRS by 1995, 2088)
WEST PUBLISHING CO.
      Corporations § 584.
      WESTLAW Topic No. 101.
      C.J.S. Corporations §§ 799 to 801.
      NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
      1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.
      2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:

(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
      (Added to NRS by 1995, 2089)
      NRS 92A.410 Notification of stockholders regarding right of dissent.
      1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.
      2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.
      (Added to NRS by 1995, 2089; A 1997, 730)
      NRS 92A.420 Prerequisites to demand for payment for shares.
      1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Must not vote his shares in favor of the proposed action.
      2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2089; 1999, 1631)
      NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
      1. If a proposed corporate action creating dissenters’ rights is authorized at a stockholders’ meeting, the subject corporation shall deliver a written dissenter’s notice to all stockholders who satisfied the requirements to assert those rights.

      2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.
      (Added to NRS by 1995, 2089)
      NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.
      1. A stockholder to whom a dissenter’s notice is sent must:

(a) Demand payment;

(b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit his certificates, if any, in accordance with the terms of the notice.
      2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.
      (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)
NEVADA CASES.
      Dissident stockholders entitled to prejudgment interest from date of demand. In proceeding pursuant to former NRS 78.510 (cf. NRS 92A.490) by dissident former shareholders of a merged Nevada corporation to recover the fair cash value of their shares, the former shareholders were entitled to recover prejudgment interest on the fair cash value from the date of demand for payment because, under former NRS 78.515 (cf. NRS 92A.440), they ceased to be shareholders and became creditors on the date of demand and, as creditors, were entitled to interest under NRS 99.040. The fact that the amount due had not yet been judicially determined was immaterial. Southdown, Inc. v. McGinnis, 89 Nev. 184, 510 P.2d 636 (1973), cited, Tolotti v. Eikelberger, 90 Nev. 466, at 468, 530 P.2d 106 (1974), Lake Tahoe Sailboat Sales & Charter, Inc. v. Douglas County, 562 F. Supp. 523, at 525 (D. Nev, 1983)
      NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.
      1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

      2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
      (Added to NRS by 1995, 2090)
      NRS 92A.460 Payment for shares: General requirements.
      1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the corporation’s registered office is located; or

(b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
      2. The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and

(e) A copy of NRS 92A.300 to 92A.500, inclusive.
           (Added to NRS by 1995, 2090)
      NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.
      1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
      2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.
      (Added to NRS by 1995, 2091)
      NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
      1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.
      2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
      (Added to NRS by 1995, 2091)

      NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
      1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
      3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
      4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
      5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

(Added to NRS by 1995, 2091)
WEST PUBLISHING CO.
      Corporations § 182.4(6).
      WESTLAW Topic No. 101.
      C.J.S. Corporations H 349, 350.
NEVADA CASES.
      Findings of appraisers not disturbed unless clearly wrong. On appeal from judgment confirming the appraisal of stock of a merged corporation in a proceeding under the provisions of former NRS 78.510 (cf. NRS 92A.490) by dissident former shareholders to recover the value of their shares, the findings of appraisers would not be disturbed unless clearly wrong. Southdown, Inc. v. McGinnis, 89 Nev. 184, 510 P.2d 636 (1973)
      Dissident stockholders entitled to prejudgment interest from date of demand. In proceeding pursuant to the provisions of former NRS 78.510 (cf. NRS 92A.490) by dissident former shareholders of a merged Nevada corporation to recover the fair cash value of their shares, former shareholders were entitled to recover prejudgment interest on fair cash value from the date of demand for payment because, under former NRS 78.515 (cf. NRS 92A.440), they ceased to be shareholders and became creditors on date of demand and, as creditors, were entitled to interest under NRS 99.040. Fact that the amount due had not yet been judicially determined was immaterial. Southdown, Inc. v. McGinnis, 89 Nev. 184, 510 P.2d 636 (1973), cited, Tolotti v. Eikelberger, 90 Nev. 466, at 468, 530 P.2d 106 (1974), Lake Tahoe Sailboat Sales & Charter, Inc. v. Douglas County, 562 F. Supp. 523, at 525 (D. Nev. 1983)

FEDERAL AND OTHER CASES.
      Computation of interest where the corporation had no bank loans. In a proceeding brought to determine the fair value of shares of stock owned by stockholders who dissented from a proposed merger (see NRS 92A.490), where the corporation that commenced the proceeding had no bank loans, the prevailing stockholders were entitled to interest at a rate that was equivalent to the rate the corporation’s primary bank would have charged the corporation for a loan. (See also NRS 92A.340.) Steiner Corp. v. Benninghoff, 5 F. Supp. 2d 1117 (D. Nev. 1998)
      NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.
      1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
      2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
      3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.
      4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
      5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.
      (Added to NRS by 1995, 2092)

PART II:
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Article V of Western Alliance’s amended and restated articles of incorporation provides that, to the fullest extent permitted by applicable law as then in effect, no director or officer shall be personally liable to the company or any stockholder for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of Nevada Revised Statues § 78.300.
      Article IV of Western Alliance’s amended and restated bylaws provides for indemnification of its directors, officers, employees and other agents and advancement of expenses. As permitted by the Nevada Revised Statues, Western Alliance’s bylaws provide that the company will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Nevada Revised Statues do not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In addition, Western Alliance’s bylaws provide that indemnification shall not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action.
      Western Alliance has entered into indemnification agreements with certain of its directors and executive officers in addition to indemnification provided for in its bylaws. Western Alliance maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Western Alliance for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Western Alliance.

Item 21.	Exhibits and Financial Statement Schedules
      (a) The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Item 22.	Undertakings
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on March 3, 2006.

WESTERN ALLIANCE BANCORPORATION

By:	/s/ Robert Sarver

Robert Sarver
Chairman of the Board; President and
Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in their listed capacities on March 3, 2006:

Name	Title

/s/ Robert Sarver Robert Sarver	Chairman of the Board; President and Chief Executive Officer (Principal Executive Officer)

/s/ Dale Gibbons Dale Gibbons	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Terry A. Shirey Terry A. Shirey	Senior Vice President and Controller (Principal Accounting Officer)

Paul Baker	Director

* Bruce Beach	Director

William S. Boyd	Director

Steve Hilton	Director

* Marianne Boyd Johnson	Director

* Cary Mack	Director

* Arthur Marshall	Director

Name	Title

* Todd Marshall	Director

* M. Nafees Nagy, M.D.	Director

* James Nave, D.V.M	Director

* Edward Nigro	Director

Donald Snyder	Director

* Larry Woodrum	Director

*By Dale Gibbons, Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of December 30, 2005 between Western Alliance Bancorporation and Intermountain First Bancorp (included as Appendix A to this joint proxy statement/ prospectus)

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on June 7, 2005 and incorporated herein by reference).

3.2	Amended and Restated By-Laws (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on June 7, 2005 and incorporated herein by reference).

4.1	Form of common stock certificate (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on June 27, 2005 and incorporated herein by reference).

5.1	Opinion of Hogan & Hartson L.L.P.

8.1	Tax Opinion of Hogan & Hartson L.L.P.

10.1	Western Alliance Bancorporation 2005 Stock Incentive Plan (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on June 7, 2005 and incorporated herein by reference).

10.2	Form of Western Alliance Bancorporation 2005 Stock Incentive Plan Agreement (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on June 7, 2005 and incorporated herein by reference).

10.3	Form of BankWest of Nevada Incentive Stock Option Plan Agreement (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.4	Form of Western Alliance Incentive Stock Option Plan Agreement (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.5	Form of Western Alliance 2002 Stock Option Plan Agreement (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.6	Form of Western Alliance 2002 Stock Option Plan Agreement (with double trigger acceleration clause) (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.7	Form of Indemnification Agreement by and between Western Alliance Bancorporation and the following directors and officers: Messrs. Boyd, Froeschle, Lundy, A. Marshall, Nagy, Sarver, Snyder and Woodrum, Drs. Nagy and Nave, and Mses. Boyd Johnson and Mahan (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.8	Form of Non-Competition Agreement by and between Western Alliance Bancorporation and the following directors and officers: Messrs. Froeschle, Sarver, Lundy, Snyder and Woodrum (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.9	Form of Warrant to purchase shares of Western Alliance Bancorporation common stock, dated December 12, 2002, together with a schedule of warrantholders (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.10	Directors Fee Schedule (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

10.11	Summary of Compensation Arrangements with Named Executive Officers.

Exhibit No.		Description of Exhibit

10	.12**	Support Agreement dated as of December 30, 2005 by and among Western Alliance Bancorporation and certain shareholders of Intermountain First Bancorp named therein.

10	.13**	Agreement and Plan of Merger dated January 16, 2006 by and between Western Alliance Corporation and Bank of Nevada.

21.1		List of Subsidiaries of Western Alliance Bancorporation (incorporated by reference to Western Alliance’s Registration Statement on Form S-1, File No. 333-124406, filed with the SEC on April 28, 2005 and incorporated herein by reference).

23.1		Consent of McGladrey & Pullen LLP

23.2		Consents of Hogan & Hartson L.L.P. (included in Exhibit 5.1 and 8.1)

24.1		Power of Attorney (previously included on the signature pages of the Form S-4 filed February 15, 2006)

99.1		Proxy for Special Meeting of Stockholders of Intermountain First Bancorp

**	Previously filed